Exhibit 99.2

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

for a

SPECIAL MEETING

of

HOLDERS OF COMMON SHARES, OPTIONS AND RESTRICTED SHARE UNITS

of

INTEROIL CORPORATION

with respect to an

ARRANGEMENT

involving

INTEROIL CORPORATION AND

EXXON MOBIL CORPORATION

January 13, 2017

THIS BOOKLET CONTAINS IMPORTANT INFORMATION

January 13, 2017

Dear Fellow Securityholder:

You are invited to attend a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”), holders (“Option Holders”) of options (“Options”) and holders (“RSU Holders” and, together with the Shareholders and Option Holders, the “Securityholders”) of restricted share units (“RSUs”) of InterOil Corporation (“InterOil”) to be held in the Central Park Room, JW Marriott Essex House New York, 160 Central Park South, New York, New York 10019, on February 14, 2017 at 12:00 p.m. (Eastern Time). At the Meeting, Securityholders will be asked to consider, and if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) approving the proposed statutory plan of arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”). The Arrangement would be carried out pursuant to an arrangement agreement dated July 21, 2016 (the “Original Arrangement Agreement”) between InterOil and Exxon Mobil Corporation (“ExxonMobil”), as amended and restated on December 15, 2016 (as may be further amended, supplemented and/or restated in accordance therewith, the “Arrangement Agreement”).

As previously announced, on November 4, 2016, the Court of Appeal of Yukon (the “Court of Appeal”) overturned the decision of the Supreme Court of Yukon (the “Supreme Court” and, together with the Court of Appeal, the “Yukon Courts”) to approve a proposed arrangement (the “Original Arrangement”) between InterOil and ExxonMobil. The decision of the Court of Appeal is summarized below and in the accompanying information circular. As a result of the decision of the Court of Appeal, the Board of the Directors of InterOil (the “Board”) resolved to reconvene the independent transaction committee of the Board (the “Transaction Committee”) to, among other things, consider the decisions of the Yukon Courts and provide recommendations to the Board regarding the strategic options available to InterOil (including the option of remaining as a standalone company) and, if deemed advisable, to engage independent financial and legal advisors. As a result of the Transaction Committee’s review process and based upon, among other things, the unanimous recommendation of the Transaction Committee, the Board unanimously resolved to enter into the Arrangement Agreement.

In order to proceed with the Arrangement, InterOil is holding the Meeting to seek approval of the Arrangement from the Securityholders. The base consideration of shares of ExxonMobil common stock worth $45.00 offered under the Original Arrangement has not changed. The contingent resource payment (the “CRP”) of approximately $7.07 for each incremental trillion cubic feet equivalent (“tcfe”) of PRL 15 2C Resources (as defined below) that is above 6.2 tcfe (along with the post-closing escrow arrangement) has also not changed, except that the 10 tcfe cap on the CRP has been raised to 11 tcfe.

The Transaction Committee and the Board believe that the Arrangement gives Securityholders a compelling opportunity to consider and benefit from a transaction that offers Securityholders a material and immediate premium for their securities and the ability to directly participate in the potential value of the Elk-Antelope gas fields (the “Elk-Antelope Fields”) within petroleum retention licence number 15, while simultaneously reducing Securityholders’ exposure to development risks.

The accompanying information circular contains a detailed fairness opinion from BMO Nesbitt Burns Inc. (“BMO”), the Transaction Committee’s independent financial advisor, and additional disclosure in order to enable Securityholders to consider and vote on the Arrangement at the Meeting.

The Proposed Arrangement

The proposed Arrangement is the culmination of a comprehensive process undertaken by the Board and the Transaction Committee, which is briefly summarized below and further described in the accompanying information circular.

Over the course of several months leading up to the announcement on May 20, 2016 of the proposed acquisition of InterOil by Oil Search Limited (“Oil Search”) and the subsequent announcement on July 21, 2016 of the termination of the Oil Search transaction and the entry into the Original Arrangement Agreement with ExxonMobil, the Board undertook a comprehensive process to consider all strategic options available to InterOil. As part of that process, the Board constituted the Transaction Committee, consisting of four independent (within the meaning of all applicable securities laws) and experienced directors, to assist in the Board’s review of strategic alternatives.

As part of the Board’s and the Transaction Committee’s review process, the Board and the Transaction Committee received external financial and legal advice regarding a variety of options available to InterOil, including advice regarding InterOil’s prospects as a standalone company, potential asset sale transactions (“Asset Transactions”), potential financing transactions and transactions which would result in the sale of InterOil to a third party (“Whole Company Transactions”). InterOil retained Morgan Stanley & Co. LLC (“Morgan Stanley”), Credit Suisse Group AG and UBS Group AG to provide financial advice and Wachtell, Lipton, Rosen & Katz and Goodmans LLP as special transaction counsel to provide legal advice.

The fact that appraisal of the Elk-Antelope Fields was (and is) ongoing meant that Securityholders were fully exposed to both the potential upside and the potential downside of the value of the Elk-Antelope Fields, as well as the risks and challenges associated with commercializing the Elk-Antelope Fields. As a result, the Board, the Transaction Committee and management of InterOil each recognized that a Whole Company Transaction could offer Securityholders the ability to de-risk their investment by offering them a meaningful premium for their Common Shares. They also recognized that the payments that may become due to InterOil pursuant to the interim resource certification (“Interim Resource Certification”) contemplated by the share purchase agreement dated March 26, 2014 between subsidiaries of InterOil and Total S.A. (the “Total Sale Agreement”) provided a unique opportunity to integrate a contingent payment structure into any potential Whole Company Transaction, which, in turn, would allow Securityholders to share in the potential upside value of the Elk-Antelope Fields without requiring InterOil to fund its share of required development costs on a standalone basis. As a result, management of InterOil, under the direction of the Board and the Transaction Committee, negotiated for the inclusion of the contingent value right as part of the Oil Search Agreement (as defined below) and the CRP as part of the Arrangement.

On May 20, 2016 (Singapore time), InterOil announced that it had entered into an arrangement agreement (the “Oil Search Agreement”) with Oil Search. Prior to entering into the Oil Search Agreement, the Board determined, in consultation with its financial and legal advisors and the Transaction Committee, that all proposals received with respect to Asset Transactions undervalued the respective assets and, as a result, were unattractive.

On June 23, 2016 (New York time), InterOil received an unsolicited, non-binding proposal from ExxonMobil to acquire all of the issued and outstanding Common Shares (the “ExxonMobil Proposal”). After several weeks of negotiations (as was permitted by the terms of the Oil Search Agreement), on July 15, 2016 (New York time) ExxonMobil submitted a binding proposal with respect to the Original Arrangement. In the evening of July 17, 2016 (New York time), the Board, together with management and its financial and legal advisors, met to review and discuss the terms of the binding proposal. After a discussion of the factors supporting ExxonMobil’s binding proposal as well as the risks and uncertainties associated therewith, the Board held two votes (one with Dr. Hession, an executive director of InterOil, abstaining from voting and one with Dr. Hession voting), and in each vote unanimously determined that the transactions contemplated by ExxonMobil’s binding proposal constituted a Superior Proposal (as defined in the Oil Search Agreement) and that InterOil should give notice to Oil Search of its intent to terminate the Oil Search Agreement in order to enter definitive agreements with respect to the Original Arrangement. Oil Search declined to propose any alterations to the terms of the Oil Search Agreement pursuant to its contractual matching rights, and no other third party submitted an alternative proposal to the ExxonMobil transaction. On July 21, 2016, InterOil and ExxonMobil entered into the Original Arrangement Agreement.

On August 19, 2016, InterOil mailed a Notice of Special Meeting and information circular to its Securityholders in respect of the Original Arrangement. Three leading proxy advisory firms subsequently recommended that shareholders vote in favour of the Original Arrangement. On September 21, 2016, over 80% of the votes cast by Shareholders were cast in favour of the Original Arrangement (or over 90% if the Common Shares believed to be held by Mr. Phil Mulacek and his associates are excluded).

On September 27, 2016, the Supreme Court heard both Mr. Phil Mulacek and InterOil’s submissions with respect to the Arrangement. After the close of business on October 7, 2016, the Supreme Court rendered its decision and approved the pending Arrangement. Mr. Mulacek appealed the decision to the Court of Appeal.

The Decision of the Court of Appeal

On November 4, 2016, the Court of Appeal allowed the appeal by Mr. Phil Mulacek and overturned the Supreme Court’s approval of the Original Arrangement. In reviewing the Original Arrangement, the Court of Appeal found they had to be “satisfied [that] the shareholders were in a position to make an informed choice, both as to the value they would be giving up, and the value they would be receiving.” The Court of Appeal noted that, among other things, the text of the written fairness opinion rendered to the Board:

•	did not provide advice on the value of the CRP or the impact of the cap on the CRP (but assumed for purposes of its analysis that the value of the CRP was zero);

•	did not address the value of the Elk-Antelope Fields; and

•	was rendered by an advisor whose compensation was contingent on the completion of the Original Arrangement.

In addition, the Court of Appeal also found that the Supreme Court of Yukon should have considered and weighed the following concerns against the significant shareholder support for the Original Arrangement: the concern that the fairness opinion from Morgan Stanley may not be independent; the fact that Morgan Stanley’s written fairness opinion did not assess the value of the CRP (or the impact of the cap on the CRP) as compared with the value of the resources associated with the Elk-Antelope Fields; the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement) and the governance deficiencies alleged by an employee of Paradigm Capital Inc.; the concern that the Chief Executive Officer of InterOil may be in a position of conflict due to his entitlement to receive certain payments on a change of control of InterOil; and the concern that the Transaction Committee may not be independent of management.

InterOil’s Response to the Decision of the Court of Appeal

Following a careful consideration of the decisions of the Yukon Courts, the Board determined, in consultation with legal counsel, to reconvene the Transaction Committee, comprised of independent and experienced members of the Board, to consider the Yukon Courts’ decisions and provide recommendations to the Board regarding the strategic options available to InterOil (including the option of remaining as a standalone company). In connection with the Transaction Committee’s review of InterOil’s strategic alternatives, the Transaction Committee retained Fasken Martineau DuMoulin LLP as independent legal counsel. After interviewing a number of financial advisors with oil and gas expertise, the Transaction Committee retained BMO to provide an independent written opinion to the Transaction Committee and the Board as to the fairness, from a financial point of view, and as of the date of the opinion, of the consideration to be received by the Shareholders pursuant to the Original Arrangement (or any amendment thereto) on a fixed fee basis (payable regardless of whether the Arrangement Agreement was ultimately entered into and regardless of whether the Arrangement is ultimately completed).

Over the course of a six week period prior to the execution of the Arrangement Agreement, the Transaction Committee met formally a total of 13 times (generally twice per week) and had numerous additional informal discussions among themselves and with the Transaction Committee’s independent advisors regarding InterOil’s strategic alternatives and other related matters. All decisions and deliberations of the Transaction Committee were conducted during in-camera sessions attended only by the Transaction Committee members and their independent legal counsel. The Chairman of the Transaction Committee also engaged in direct negotiations with senior management of ExxonMobil regarding the Arrangement, which ultimately resulted in ExxonMobil offering to increase the cap on the CRP to 11.0 tcfe of PRL 15 2C Resources.

On December 15, 2016, the Transaction Committee met formally to receive BMO’s oral fairness opinion (subsequently confirmed in the BMO Fairness Opinion (as defined below)). BMO also provided the Transaction Committee with a detailed presentation to the Transaction Committee to assist the Transaction Committee in understanding the basis for the BMO Fairness Opinion, which included analysis regarding the ExxonMobil shares, the CRP, the implications of the cap on the CRP, the Elk-Antelope Fields, and the potential payments due to InterOil under the Total Sale Agreement. The Transaction Committee also discussed with BMO: (i) the assumptions, limitations, scope of review, financial analysis and approach to fairness for the BMO Fairness Opinion; (ii) various sensitivities on the financial analysis for the BMO Fairness Opinion, including the impact of various PRL 15 2C

Resources certification scenarios, development scenarios, commodity price scenarios, cost profiles and discount rates; (iii) the assumptions, analysis and conclusions summarized in the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate); (iv) the review of strategic alternatives conducted by InterOil; (v) InterOil’s liquidity position and the capital required to execute InterOil’s standalone plan; and (vi) various other considerations.

Following the Transaction Committee meeting on December 15, 2016, the Board received the unanimous recommendation from the Transaction Committee (described below) and BMO’s oral fairness opinion (subsequently confirmed in the BMO Fairness Opinion). Following an in-camera session, the Board unanimously resolved that the Arrangement was in the best interests of InterOil (considering the interests of all affected stakeholders) and the consideration payable thereunder is fair to the Shareholders. On December 15, 2016, InterOil and ExxonMobil entered into the Arrangement Agreement with respect to the Arrangement and InterOil issued a news release announcing the Arrangement Agreement.

Additional information regarding the background to the Arrangement is described in the accompanying information circular (see page 19 under the heading “Background to the Arrangement”) and Securityholders are encouraged to read it in its entirety.

While the Board received detailed presentations, advice and information regarding the CRP, the impact of the cap on the CRP, and the value of the Contingent Resources in the Elk-Antelope Fields in connection with the Original Arrangement, the analyses provided to the Board were not included in the management information circular that was mailed to Securityholders on August 19, 2016 as InterOil, based on the advice of its external legal advisors, did not believe that such detailed disclosure was required or customary. The accompanying information circular contains the BMO Fairness Opinion and detailed additional disclosure in order to enable Securityholders to consider and vote on the Arrangement at the Meeting.

Recommendations from the Transaction Committee and the Board

The Transaction Committee, having undertaken a thorough review of, and having carefully considered the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the terms of the Arrangement and other strategic alternatives for InterOil, including the option of remaining as a standalone company, and after consulting with independent financial and legal advisors, including receiving the opinion of BMO dated December 14, 2016 as to the fairness, as of the date thereof, of the consideration, from a financial point of view, to be received by the Shareholders pursuant to the Arrangement (the “BMO Fairness Opinion”), has unanimously determined: (i) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders; (ii) to recommend that the Board approve the Arrangement Agreement; and (iii) to recommend that the Board recommend to Securityholders that they vote in favour of the Arrangement Resolution.

The Board, having undertaken a thorough review of, and having carefully considered, the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the Arrangement and alternatives, including the option of remaining as a standalone company, and after consulting with InterOil’s financial and legal advisors, including having received the BMO Fairness Opinion and the unanimous recommendation of the Transaction Committee, has unanimously determined (both with Dr. Hession and Mr. Taureka, each of whom is an executive director of InterOil, abstaining from voting and with Dr. Hession and Mr. Taureka voting) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by the Shareholders pursuant to the Arrangement is fair to Shareholders. Accordingly, the Board unanimously recommends that Securityholders vote in favour of the Arrangement Resolution.

The remainder of this letter summarizes additional information that may be important to your consideration of the proposed Arrangement. The accompanying notice of special meeting and information circular describe the Arrangement in detail and include additional information to assist you in considering how to vote on the Arrangement Resolution. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax or other professional advisors.

Consideration and Premium to Securityholders

Pursuant to the Arrangement, ExxonMobil has agreed to acquire each Common Share (including each Common Share issued to holders of RSUs) in exchange for:

•	shares of ExxonMobil common stock worth $45.00, calculated based on the volume weighted average price of shares of ExxonMobil common stock on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the closing of the Arrangement; and

•	a CRP to be paid into escrow and released upon satisfaction of certain conditions following closing of the proposed transaction. The CRP is subject to a post-closing adjustment that is linked to the volume of the PRL 15 2C Resources. After taking into account such post-closing adjustment, Shareholders and RSU Holders would effectively receive, in respect of each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement), a cash payment estimated to equal approximately $7.07 for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe, up to a maximum of 11.0 tcfe of PRL 15 2C Resources.

At a high level, the Interim Resource Certification is a process to certify the size of the resources in the Elk-Antelope Fields carried out by two independent resource certifiers, with the average 2C certification1 of the two independent certifiers being the “PRL 15 2C Resources”. The Interim Resource Certification process is governed by the Total Sale Agreement and is described in further detail in the accompanying information circular on page 115 under the heading “Total Sale Agreement - Interim Resource Certification”. The variable payments that may become due to InterOil pursuant to the Interim Resource Certification at a range of indicative resource levels are illustrated in Table 3 of this letter and the accompanying information circular.

[1]	“2C” is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.

Since the amount of the post-closing adjustment and payout from escrow of all or a portion of the CRP deposited into escrow (the “CRP Payout”) is dependent upon the volume of PRL 15 2C Resources, the premium being paid by ExxonMobil for the Common Shares (including each Common Share issued to RSU Holders pursuant to the Arrangement) also varies. Example calculations of the final value of the consideration and corresponding premium being paid by ExxonMobil for each Common Share are shown below at a range of illustrative resource levels:

Table 1 – Premium to Securityholders

	PRL 15 2C Resources
US$ per Common Share	6.2 tcfe or less	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe or greater

Share Consideration(1)	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00

CRP Payout(2)	—	$5.66	$12.73	$19.80	$26.87	$33.94	$33.94

Aggregate Consideration	$45.00	$50.66	$57.73	$64.80	$71.87	$78.94	$78.94

Premium (%)	6.2 tcfe or less	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe or greater

Close on May 19, 2016(3)	42.2%	60.1%	82.4%	104.7%	127.1%	149.4%	149.4%

1-month VWAP as of May 19, 2016(4)	41.2%	58.9%	81.1%	103.2%	125.4%	147.6%	147.6%

3-month VWAP as of May 19, 2016(5)	48.2%	66.8%	90.1%	113.4%	136.6%	159.9%	159.9%

(1)	At the closing of the Arrangement, each outstanding Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) will be converted into the right to receive a number of shares of ExxonMobil common stock equal to $45.00 divided by the volume weighted average price of shares of ExxonMobil common stock on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the closing of the Arrangement.
(2)	The calculation of the CRP Payout per Common Share assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective. CRP Payout per Common Share is equal to approximately US$7.07 per Common Share for each incremental tcfe above 6.2 tcfe, to a maximum of 11 tcfe of PRL 15 2C Resources. The CRP Payout is not discounted to present value and excludes any interest that may become payable to Shareholders and RSU Holders (as further described under the heading “Transaction Agreements – CRP Agreement” beginning on page 68 of the accompanying information circular).
(3)	Based on InterOil’s closing price of US$31.65 per share as at May 19, 2016, the last trading day prior to the announcement of the Oil Search Agreement.
(4)	Based on InterOil’s 1-month VWAP up to and including May 19, 2016 of US$31.88 per Common Share.
(5)	Based on InterOil’s 3-month VWAP up to and including May 19, 2016 of US$30.37 per Common Share.

Prior Resource Certifications

As part of the Transaction Committee’s review of InterOil’s strategic alternatives, the Transaction Committee directed management of InterOil to engage GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an updated resource evaluation of the Elk-Antelope Fields to ensure that the Transaction Committee and BMO would have the most up-to-date independent resource evaluation possible for their analysis. GLJ ultimately delivered to the Transaction Committee an updated report, effective November 30, 2016 (the “Updated GLJ Certification”), which indicated that, in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification, the best estimate of Contingent Resources in the Elk-Antelope Fields is 7.80 tcfe (as opposed to 10.20 tcfe in GLJ’s certification effective December 31, 2015) and there is a less than 1% probability that the volume of Contingent Resources in the Elk-Antelope Fields would equal or exceed 11 tcfe. GLJ advised the Transaction Committee that incorporating the data from the Antelope-6 appraisal well (which was not available at the time of GLJ’s certification as at December 31, 2015) was the biggest factor in GLJ’s lowered estimate, but noted other factors, including updated data which indicated that the fault interpretation moved slightly eastward and a reinterpretation of Antelope-4 appraisal well, also played a role in GLJ’s lowered estimate.

The table below sets out publicly available certifications of “Contingent Recoverable Raw Gas” (converted to tcfe) within the Elk-Antelope Fields within the past three years. Each of the most recent assessments by Gaffney Cline and Associates (“GCA”), Netherland, Sewell & Associates. (“NSAI”) and GLJ include data from the Antelope-6 appraisal well and the subsequent appraisal tests that were carried out throughout 2016.

Table 2 – Prior Resource Certifications – Elk -Antelope Fields

				Recoverable Raw Gas(1)
Date of Certification	Independent Certifier	Prepared For	Unit of Measurement(2)	1C(3)	2C(4)	3C(5)

November 30, 2016(6)	GLJ	InterOil	tcfe	6.83	7.80	8.95
July 15, 2016(7)	GCA	Oil Search	tcfe	5.61	6.90	7.68
July 15, 2016(7)	NSAI	Oil Search	tcfe	4.87	6.15	8.23
December 31, 2015(6)	GLJ	InterOil	tcfe	7.68	10.18	12.30
December 31, 2014(6)	GLJ	InterOil	tcfe	7.50	9.88	11.79
January 13, 2014(8)	GCA	PAC LNG Group	tcfe	5.00	7.10	9.90

(1)	“Recoverable Raw Gas” volume is the recoverable hydrocarbon gas plus inert gases and condensate.
(2)	The Contingent Resource volumes quoted in this table were originally measured as Contingent Raw Gas volumes in trillion cubic feet (tcf), which differs from the manner in which the PRL 15 2C Resources are measured for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). See “Disclosure of Oil and Gas Information” on page 13 of the accompanying information circular for more information.
(3)	1C is the “low” estimate and is considered to be a conservative estimate of the quantity that will actually be recovered. The low estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate.
(4)	“2C” is the “best” estimate and is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
(5)	“3C” is the “high” estimate and is considered to be an optimistic estimate of the quantity that will actually be recovered. The high estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.
(6)	Using the conversion factors in the Total Sale Agreement, the volumes have been converted from tcf to tcfe. See “Disclosure of Oil and Gas Information” on page 13 of the accompanying information circular for more information.
(7)	These certifications were publicly announced by Oil Search on July 15, 2016. The exact date and effective date of the certifications is not known, however, the information taken into account is set out in the press release by Oil Search on July 15, 2016. In the BMO Fairness Opinion, the volumes have been converted from tcf to tcfe assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. The full text of the BMO Fairness Opinion, dated as of December 14, 2016, sets forth, among other things, the assumptions made, matters considered and qualifications and limitations which the BMO Fairness Opinion is subject to, and is attached to the accompanying information circular as Schedule E. The description of the BMO Fairness Opinion (including the forgoing assumptions used to convert the certified volumes from tcf to tcfe) is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. Securityholders are encouraged to read the BMO Fairness Opinion carefully and in its entirety.
(8)	This volume was converted from trillion cubic feet (tcf) to tcfe assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. See “Disclosure of Oil and Gas Information” in the accompanying Information Circular for more information.

The Interim Resource Certification and any CRP Payout is separate and independent from any other independent resource certification, including the certifications set out in the table above. The Interim Resource Certification is based upon the average “2C” tcfe resource certifications by two of the following independent resource evaluators in accordance with the Total Sale Agreement: NSAI, GCA, Ryder Scott, Beicip-Franlab, and Miller and Lents.

The Antelope-7 Appraisal Well

The Antelope-7 appraisal well, which commenced drilling on November 2, 2016, is designed to provide structural control and reservoir definition to the Elk-Antelope Fields’ western flank. On December 22, 2016, InterOil announced that the Antelope-7 appraisal well had reached 2,127 meters (6,978 feet) measured depth below rotary table and had not intersected the Antelope reservoir. As at the date hereof, the drilling of the Antelope-7 appraisal well is ongoing and is progressing to a proposed total depth of around 2,300 meters. If additional material information regarding the Antelope-7 appraisal well (and related tests) becomes available prior to the Meeting, InterOil will ensure that such information is available to Securityholders.

The impact of the Antelope-7 appraisal well on volume assessments will differ depending on the assessor and their interpretation of the volume uncertainty on the western flank of the Antelope Field, which Antelope-7 is designed to address. The actual results of the Antelope-7 appraisal well (and related tests) could impact the Interim Resource Certification, potentially in a positive or negative manner.

The Interim Resource Certification under the Total Sale Agreement and the CRP

The table below compares, at a range of illustrative resource levels, the amounts that Shareholders and RSU Holders would receive pursuant to the CRP Payout against the payments that would be paid to InterOil pursuant to the Interim Resource Certification if the Arrangement is not consummated. If the Arrangement is not consummated and InterOil receives payments from Total S.A., the amounts of such payments must first be used to repay InterOil’s credit facility. The balance of any funds would then largely be used to satisfy InterOil’s ongoing license commitment costs and development costs (which InterOil estimates to be in excess of $3.8 billion over several years). As a result, it is not anticipated that any amounts from the Interim Resource Certification would be paid directly to Shareholders in the form of a dividend at this time.

Table 3 – Indicative Payments

	Interim Resource Certifications
	5.0 tcfe		6.0 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe
Payments from Total S.A.(1)

Net Interim Resource Certification Payment (in $ millions) payable by Total S.A.(2)	$0.00	(1)	$178.64	$539.79	$941.06	$1,342.34	$1,743.61	$2,144.89	$2,546.16	(3)

CRP Payout(4)

Base Consideration of $45 plus Total CRP Payout (in $ millions)(5)	$2,298.72		$2,298.72	$2,587.64	$2,948.79	$3,309.94	$3,671.09	$4,032.23	$4,032.23
Total CRP Payout (in $ millions)	$0.00		$0.00	$288.92	$650.07	$1,011.21	$1,372.36	$1,733.51	$1,733.51

CRP Payout per Common Share(5)	$0.00		$0.00	$5.66	$12.73	$19.80	$26.87	$33.94	$33.94

(1)	The payments that may become due to InterOil pursuant to the Interim Resource Certification are based upon the average of two “2C” resource certifications, with each such certification performed by an independent certifier. The Antelope-7 well is the final appraisal well under the Appraisal Work Program (as defined in the accompanying information circular) and InterOil expects that the Interim Resource Certification process will commence in January 2017. “2C” is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The payment due pursuant to the Interim Resource Certification will only be paid upon completion of the Interim Resource Certification if the average PRL 15 2C Resources by two independent certifiers is greater than 5.4 tcfe.
(2)	The Net Interim Resource Certification payments indicated are net of appraisal carry costs associated with the Total Sale Agreement.
(3)	For each tcfe that is certified pursuant to the Interim Resource Certification above 12 tcfe, an additional $401.28 million would be payable to InterOil.
(4)

The total CRP Payout is capped at approximately $1.73 billion (based on a cap of 11 tcfe of PRL 15 2C Resources). Based on information provided by independent resource evaluators (including information provided by GLJ which indicated that, in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification, there was a less than 1% probability that the volume of contingent resources in the Elk-Antelope Fields would equal or exceed 11 tcfe), and on a review of previous certifications, the Board and the Transaction Committee carefully considered the information available to them and concluded that it is unlikely that the Interim Resource Certification would result in more than 11 tcfe of PRL 15 2C Resources. Securityholders should be aware however that if the Interim Resource Certification results in more than 11 tcfe of PRL 15 2C Resources and the

Arrangement is completed, Shareholders would forego the potential benefits that could be realized if InterOil received payment from Total S.A. in respect of amounts in excess of 11 tcfe. For example, if the PRL 15 2C Resources was 12 tcfe, the net Interim Resource Certification payment would be approximately $2.55 billion and the total CRP Payout would be approximately $1.73 billion. As a result, ExxonMobil would be entitled to the difference of $813 million. By contrast, the 42.2% premium offered by ExxonMobil for each Common Share (based on the trading price on May 19, 2016, the last trading day prior to the announcement of the Oil Search Agreement) pursuant to the Arrangement, excluding any CRP Payout, represents an increase in value to Shareholders of $682 million.
(5)	The aggregate base consideration of $45 in shares of ExxonMobil common stock and the calculation of the CRP Payout per Common Share assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective.

Project Funding

InterOil’s ability to commercialize the Elk-Antelope Fields, including its joint venture share of contribution to the construction of an liquefied natural gas plant and associated facilities, depends on its ability to obtain significant funding (which InterOil estimates to be in excess of $3.8 billion over several years). Based on the forecasted development costs prepared by Wood Mackenzie as of August 2016 of $14.5 billion, InterOil would be required to contribute approximately $4.1 billion (28.3% post the Government of Papua New Guinea right to back in) of these development costs. Assuming the joint venture partners in the Elk-Antelope Fields can and will obtain project financing for 65% of these costs, InterOil would be required to contribute approximately $1.4 billion (plus associated financing costs) not attributable to project financing to fund its share of the development costs. These project funding requirements do not include any contingencies for expenditure overruns. In addition, InterOil will also need additional capital to fund ongoing expenditures (including exploration and appraisal costs required to comply with licence commitments and general corporate and administrative expenditures over the coming years) and to repay indebtedness. If the Arrangement does not close, InterOil’s ability to obtain such funding will depend on many factors beyond InterOil’s control, such as the status of capital and industry markets when financing is sought and such markets’ view of InterOil’s industry and its prospects and partners at the relevant time. (see page 116 under the heading “Project Funding”).

Development of the Elk-Antelope Fields

The most recent timeline for development of a liquefied natural gas project in the Elk-Antelope Fields according to Total S.A., the operator of the joint venture project in the Elk-Antelope Fields, contemplated a final investment decision in relation to the project in 2019 and first production in 2023 (assuming development proceeds). Additional information regarding InterOil’s capital requirements and the latest known development plans are discussed in the accompanying information circular (see page 108 under the heading “Elk-Antelope Fields - Development Concept”).

The Transaction Committee and the Board, in coming to their respective conclusions to recommend the Arrangement, considered the challenges and risks involved bringing resource assets into development (see “Risk Factors - Risks Relating to InterOil” on page 80). The Transaction Committee and the Board believe that the Arrangement offers Securityholders certainty of value and the ability to directly participate in the potential value of the Elk-Antelope Fields, while simultaneously reducing Securityholders’ exposure to such risks.

Approval Threshold

The Arrangement, which is not subject to any outstanding regulatory approvals, other than approval of the Arrangement by the Yukon court, must be approved by at least (i) 66 2⁄3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting as a single class; (ii) a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; and (iii) 66 2⁄3% of the votes cast by Securityholders present in person or represented by proxy at the Meeting and entitled to vote thereat, voting together as a single class, with each Common Share, Option and RSU entitling the holder thereof to one vote. To the knowledge of InterOil, only the votes attached to the Common Shares and RSUs owned by Dr. Michael Hession, InterOil’s Chief Executive Officer, will be excluded from the “majority of the minority” vote mandated by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Your vote is very important regardless of the number of Common Shares, RSUs or Options you own. The Arrangement cannot be completed without Securityholders approving the Arrangement Resolution at the Meeting.

Yours truly,

(Signed) Chris Finlayson
Chris Finlayson
Chairman of the Board of InterOil

If you have any questions, or require any assistance in voting your Common Shares, RSUs or Options, please call:

Telephone Toll Free: (800) 322-2885; Outside North America Call Collect: (212) 929-5500

Email: iocproxy@mackenziepartners.com

INTEROIL CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, OPTION HOLDERS AND RSU HOLDERS

NOTICE IS HEREBY GIVEN, in accordance with an interim order (the “Interim Order”) of the Supreme Court of Yukon dated January 13, 2017, of a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”), holders (“Option Holders”) of options (“Options”) and holders (“RSU Holders” and, together with the Shareholders and Option Holders, the “Securityholders”) of restricted share units (“RSUs”) of InterOil Corporation (“InterOil”) to be held in the Central Park Room, JW Marriott Essex House New York, 160 Central Park South, New York, New York 10019, on February 14, 2017 at 12:00 p.m. (Eastern Time) for the purposes of:

(a)	considering, and, if deemed advisable, passing, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule C to the accompanying Management Information Circular dated January 13, 2017 (the “Information Circular”), approving a statutory plan of arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (“YBCA”), all as more particularly described in the Information Circular; and

(b)	transacting such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The full text of the amended and restated arrangement agreement dated effective July 21, 2016 (as amended and restated on December 15, 2016, and as may be further amended, supplemented and/or restated in accordance therewith, the “Arrangement Agreement”) between InterOil and Exxon Mobil Corporation is available under InterOil’s SEDAR profile at www.sedar.com and the full text of the Interim Order is attached as Schedule H to the Information Circular. This Notice of Meeting is accompanied by the Information Circular and forms of proxy and the Information Circular contains additional information relating to matters to be considered at the Meeting.

InterOil has set January 10, 2017 as the record date (the “Record Date”) for the determination of the Securityholders entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the register of the holders of Common Shares as at the Record Date, and Option Holders and RSU Holders as at the Record Date, will be entitled to receive notice of and to vote at the Meeting in respect of such Common Shares, Options or RSUs, as applicable.

Securityholders may attend the Meeting in person or may be represented by proxy. Registered Shareholders, Option Holders and RSU Holders are encouraged to complete, sign, date, and return the accompanying applicable form of proxy so that such Securityholders’ Common Shares, Options or RSUs, as applicable, can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such Securityholders’ instructions, whether or not you plan to attend. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc. (8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1) or MacKenzie Partners, Inc. (105 Madison Avenue, New York, New York, 10016) no later than 12:00 p.m. (Eastern Time) on February 10, 2017 or at least 48 hours (excluding Saturdays, Sundays or statutory holidays) prior to the time set for any adjournment or postponement of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting at his or her discretion and the chair of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

Your Common Shares, Options or RSUs will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “FOR” the Arrangement Resolution.

Non-registered Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Common Shares are voted at the Meeting in accordance with such Shareholder’s instructions, to arrange for their intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Common Shares if the Arrangement is completed.

A Securityholder that has questions or requires more information with regard to the voting of Common Shares, Options or RSUs, as applicable, should contact MacKenzie Partners Inc., toll free at (800) 322-2885 or by email at iocproxy@mackenziepartners.com.

Registered Shareholders, Option Holders and RSU Holders may exercise their rights by attending the Meeting or by completing and returning a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

Pursuant to the Interim Order, registered Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder as of the Record Date who dissents in respect of the Arrangement Resolution (each a “Dissenting Shareholder”) is entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares, provided that such Dissenting Shareholder has sent a written objection to the Arrangement Resolution to InterOil not later than 4:00 p.m. (Eastern Time) on February 10, 2017, being two (2) business days preceding the Meeting (or, if the Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in the Information Circular, including the relevant provisions of section 193 of the YBCA, as modified by the Interim Order and the Arrangement. Beneficial owners of Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Common Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in the Information Circular will result in the loss of any right of dissent. If you previously dissented with respect to the resolution passed at the special meeting of InterOil held on September 21, 2016 and wish to exercise your dissent rights with respect to the Arrangement, you must dissent again and comply strictly with the dissent procedures described in the Information Circular. These rights are described in detail in the accompanying Information Circular under the heading “Dissent Rights”. The text of section 193 of the YBCA, which is relevant in any dissent proceeding, is set forth in Schedule J to this Information Circular. It is recommended that you seek legal advice if you wish to exercise your right to dissent.

DATED this 13th day of January, 2017.

By Order of the Board of Directors of

INTEROIL CORPORATION

(signed) Sheree Ford

Sheree Ford

General Counsel and Corporate Secretary

(i)

SCHEDULE A	-	FREQUENTLY ASKED QUESTIONS ABOUT THE MEETING, THE ARRANGEMENT AND INTEROIL
SCHEDULE B	-	GLOSSARY OF TERMS
SCHEDULE C	-	ARRANGEMENT RESOLUTION
SCHEDULE D	-	PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE YBCA
SCHEDULE E	-	BMO FAIRNESS OPINION
SCHEDULE F	-	MORGAN STANLEY FAIRNESS OPINION AND SUMMARY OF THE MORGAN STANLEY FAIRNESS OPINION
SCHEDULE G	-	CRP AGREEMENT
SCHEDULE H	-	INTERIM ORDER
SCHEDULE I	-	NOTICE OF APPLICATION
SCHEDULE J	-	SECTION 193 OF THE YBCA
SCHEDULE K	-	ELK-ANTELOPE FIELDS
SCHEDULE L	-	CERTIFICATION INSTRUCTIONS
SCHEDULE M	-	UPDATED GLJ CERTIFICATION
SCHEDULE N	-	REPORT OF THE TRANSACTION COMMITTEE TO THE BOARD REGARDING THE ARRANGEMENT

SUMMARY OF THE ARRANGEMENT

The following summarizes the principal features of the Arrangement and certain other matters. This Summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Information Circular, including the schedules hereto and documents incorporated into this Information Circular by reference. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out in this Summary. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com under filings made by InterOil.

The Meeting

The Meeting will be held on February 14, 2017 at 12:00 p.m. (Eastern Time) at the Central Park Room, JW Marriott Essex House New York, 160 Central Park South, New York, New York 10019.

InterOil has set January 10, 2017 as the record date for the determination of the Securityholders entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the register of the holders of Common Shares as at the Record Date, and Option Holders and RSU Holders as at the Record Date, will be entitled to receive notice of and to vote at the Meeting in respect of such Common Shares, Options or RSUs, as applicable.

Voting

Securityholders may attend the Meeting in person or may be represented by proxy. The persons named in the enclosed forms of proxy are directors of InterOil. A Securityholder has the right to appoint a person (who need not be a Securityholder) to represent him, her or it at the Meeting other than the persons designated in the forms of proxy provided by InterOil to represent the Securityholder at the Meeting. To exercise this right, the Securityholder should strike out the name of the management designees in the applicable enclosed form of proxy and insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy. To vote the Securities, such proxyholder must attend the Meeting. If the named proxy does not attend the Meeting, your Securities will not be voted. In order to be effective, a proxy must be deposited with Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 or with MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, no later than 12:00 p.m. (Eastern Time) on February 10, 2017 or two Business Days prior to any adjournment or postponement of the Meeting. A proxy must be in writing and executed by the Securityholder, or such Securityholder’s attorney authorized in writing, or if such Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney. Late proxies may be accepted or rejected by the chair of the Meeting at his or her discretion and the chair of the Meeting is under no obligation to accept or reject any particular late proxy. The chair of the Meeting may waive or extend the proxy cut-off without notice. See “General Proxy Information – Appointment and Revocation of Proxies”.

Vote Required to Approve the Arrangement

The approval of the Arrangement Resolution will require the affirmative vote of at least (i) two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, (ii) a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by such Shareholder that are required to be excluded pursuant to MI 61-101, and (iii) two-thirds of the votes cast on the Arrangement Resolution by Securityholders (voting as a single class) present in person or represented by proxy at the Meeting. See “The Arrangement – Shareholder and Court Approvals.”

Who is ExxonMobil?

ExxonMobil was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. ExxonMobil is a major manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a wide variety of specialty products. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses. The principal market where ExxonMobil common stock is traded is the NYSE, under the stock symbol “XOM” although the stock is traded on other exchanges in and outside the United States.

The principal executive offices of ExxonMobil are located at 5959 Las Colinas Boulevard, Irving, Texas 75039-2298. See “Information Relating to ExxonMobil”.

The Arrangement

The purpose of the Meeting is for Securityholders to consider and, if thought advisable, pass, with or without variation, the Arrangement Resolution. If the Arrangement is completed, ExxonMobil will acquire all of the issued and outstanding Common Shares.

Under the terms of the Arrangement, Shareholders and RSU Holders will receive, in exchange for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement), ExxonMobil Shares worth $45.00, calculated based on the volume weighted average price of ExxonMobil Shares on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to closing. In addition, pursuant to the Arrangement, each Securityholder will receive on the Effective Date, in exchange for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement), a CRP that, if the Interim Resource Certification is not completed prior to the Effective Date, will be paid into escrow and released upon satisfaction of certain conditions following the Effective Date and the CRP will be subject to a post-closing adjustment that is linked to a certification of the volume of the PRL 15 2C Resources. Upon completion of the Interim Resource Certification, the CRP will be adjusted based on the amount by which the volume of the PRL 15 2C Resources exceeds 6.2 tcfe, up to a maximum of 11.0 tcfe of certified resources. If the volume of the PRL 15 2C Resources is 6.2 tcfe or less, no CRP Payout will be distributed from escrow. In order to satisfy this post-closing adjustment, all CRPs will be held in escrow with the Escrow Agent on behalf of the CRP Holders and governed by the terms and conditions of the CRP Agreement. Upon satisfaction of the Payout Condition, the CRP Payout will be distributed to CRP Holders from the escrow. An Escrow Verification Receipt, or EVR, will evidence each Shareholder’s and RSU Holder’s CRP deposited into escrow and entitlement to the CRP Payout. The list of holders of EVRs will be maintained in a register by the Escrow Agent. EVRs will not be certificated or sent to Shareholders and RSU Holders. Under the terms of the Arrangement, all Options which have not been exercised prior to the Effective Time will be terminated without any payment in respect thereof. See “Transaction Agreements – Arrangement Agreement” in this Information Circular.

If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, InterOil and ExxonMobil will revise the definition of CRP to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary (as opposed to executing the CRP Agreement and issuing EVRs to Securityholders).

BMO Fairness Opinion

The Transaction Committee retained BMO to provide an independent written opinion to the Transaction Committee and the Board as to the fairness, from a financial point of view, and as of the date of the opinion, of the Consideration to be received by the Shareholders pursuant to the Arrangement on a fixed fee basis (payable regardless of the conclusion reached therein, regardless of whether the Arrangement Agreement was ultimately entered into and regardless of whether the Arrangement is ultimately completed). The full text of the BMO Fairness Opinion, dated as of December 14, 2016, which sets forth, among other things, the assumptions made, matters considered and qualifications and limitations which the BMO Fairness Opinion is subject to, is attached to this Information Circular as Schedule E, and a summary of the analysis made in the BMO Fairness Opinion is contained under “The Arrangement – BMO Fairness Opinion”. Securityholders are encouraged to read the opinion carefully and in its entirety. The description of the BMO Fairness Opinion is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. The BMO Fairness Opinion concluded that, based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, the consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

The Arrangement Agreement

Representations and Warranties

InterOil and ExxonMobil have each provided certain customary representations and warranties in the Arrangement Agreement. See “Transaction Agreements – Arrangement Agreement – Representations and Warranties”.

Non-Solicitation Covenant

Except as expressly provided in the Arrangement Agreement, InterOil may not, directly or indirectly, through any of its Representatives:

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

(b)	engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that InterOil may inform persons of the non-solicitation provisions contained in the Arrangement Agreement);

(c)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of the Arrangement Agreement);

(d)	waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any “standstill” or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this clause);

(e)	accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(f)	make a Company Change in Recommendation.

See “Transaction Agreements – Arrangement Agreement – Non-Solicitation”.

Change in Recommendation

Notwithstanding any other provision of the Arrangement Agreement and any other agreement between InterOil and ExxonMobil, at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Approval, InterOil may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so:

(a)	the Board has concluded in good faith, (i) after considering all proposals by ExxonMobil to adjust the terms and conditions of the Arrangement Agreement as contemplated under the heading “Match Right” below and (ii) after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal;

(b)	InterOil has complied, in all material respects, with its applicable obligations set forth in the Arrangement Agreement;

(c)	three (3) days has elapsed from the time InterOil gave notice pursuant to clause (d) below to ExxonMobil (the “Response Period”) and, if ExxonMobil has proposed to amend the terms of the Arrangement in accordance with its right to match any Superior Proposals, the Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal;

(d)	InterOil has given ExxonMobil (orally and in writing) at least three (3) days advance notice of any decision by the Board to make a Company Change in Recommendation or accept, approve or enter into any agreement understanding or arrangement with respect to an Acquisition Proposal (i) confirming that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (ii) identifying the third party making the Superior Proposal and include a copy thereof (including a proposed definitive agreement and all supporting documents) and any amendments thereto; and

(e)	substantially concurrently with entering into any binding written agreement with respect to an Acquisition Proposal that is a Superior Proposal, InterOil terminates the Arrangement Agreement and pays to ExxonMobil the Company Termination Fee of $100,000,000 in accordance with the terms of the Arrangement Agreement.

See “Transaction Agreements – Arrangement Agreement – Change in Recommendation”.

Match Right

During the Response Period (or such longer period that InterOil may approve), ExxonMobil may propose to amend the terms of the Arrangement Agreement. If ExxonMobil makes a proposal to amend the Arrangement Agreement, InterOil will negotiate in good faith and the Board will review any proposal by ExxonMobil to amend the terms of the Arrangement Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether ExxonMobil’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders will constitute a new Superior Proposal and a new three (3) day period will commence. If the Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly enter into an amended agreement with ExxonMobil reflecting such proposed amendments. See “Transaction Agreements – Arrangement Agreement – Match Right”.

Conditions Precedent

The Arrangement is subject to the satisfaction of certain conditions, including without limitation, that the Arrangement Resolution shall have been approved and adopted at the Meeting in accordance with the Interim Order. See “Transaction Agreements – Arrangement Agreement – Mutual Conditions Precedent to the Consummation of the Arrangement”.

Termination

The Arrangement Agreement may be terminated at any time before the Effective Time, in the circumstances specified in the Arrangement Agreement. The Arrangement Agreement provides that InterOil must pay the Company Termination Fee of $100,000,000 to ExxonMobil in the circumstances described in the Arrangement Agreement. See “Transaction Agreements – Arrangement Agreement – Termination of the Arrangement Agreement”.

CRP Agreement

Pursuant to the Arrangement, if the Interim Resource Certification is not completed prior to the Effective Date, each Shareholder and RSU Holder will receive on the Effective Date from AcquisitionCo, in exchange for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement, but excluding any Dissent Shares) a CRP that will be paid into escrow and released upon satisfaction of certain conditions following the Effective Date. The CRP is subject to a post-closing adjustment that is linked to a certification of the volume of the PRL 15 2C Resources, in accordance with the terms and conditions of the CRP Agreement. In order to satisfy the terms of this post-closing adjustment, the CRP will be held in escrow with the Escrow Agent for the benefit of CRP Holders and governed by the terms and conditions of the CRP Agreement. Each such holder of Common Shares will be issued an EVR evidencing the CRPs deposited into escrow and each Shareholder’s and RSU Holder’s entitlement to any CRP Payout in accordance with the terms and conditions of the CRP Agreement. The Maximum CRP Payment will be deposited into the Liquidating Escrow Account and held by the Escrow Agent on behalf of and for the benefit of CRP Holders.

A determination will be made after completion of the Interim Resource Certification as to the amount of the aggregate CRP Payment and Loan Proceeds Payment that will be distributed to the CRP Holders from the Liquidating Escrow Account. When this determination is made, the Escrow Agent will promptly (i) make the required distributions (if any) to the CRP Holders (including the distribution of any Payment Shortfall or Loan Proceeds Payment contemplated in the CRP Agreement); and (ii) if applicable, return any remaining funds to AcquisitionCo. The CRP Agreement will be governed by the laws of the State of New York, without regard to the conflicts of law rules of such state.

If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, InterOil and ExxonMobil will revise the definition of CRP to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary (as opposed to executing the CRP Agreement and issuing EVRs to Securityholders).

See “Transaction Agreements – CRP Agreement”.

Voting Agreements

ExxonMobil and the Locked Up Shareholders entered into the Voting Agreements, pursuant to which the Locked Up Shareholders have agreed to:

•	vote (or cause to be voted) all of the Locked Up Securities held by the Locked Up Shareholders at the Meeting in favour of the Arrangement Resolution and any related matters to be put before the Meeting or any adjournment or postponement thereof; and

•	vote the Locked Up Securities to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement.

Arrangement Mechanics

Exchange Procedure

Upon delivery by a Shareholder or RSU Holder to the Depositary of a duly completed and executed Letter of Transmittal, including such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, a certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares), such Shareholder or RSU Holder (as applicable) shall be entitled to receive in exchange for the Common Shares or RSUs so deposited, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (in each case, less any tax withheld pursuant to the terms of the Plan of Arrangement): (i) a share certificate or a DRS Advice evidencing the number of ExxonMobil Shares to which such holder is entitled to receive under the Arrangement; and (ii) EVRs (in book-entry form) evidencing each Shareholder’s and RSU Holder’s CRP deposited into escrow and entitlement to a CRP Payout (or, if the Interim

Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, the definition of CRP will be amended to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout, which will be paid at the Effective Time through the Depositary, and no EVRs will be issued). If RSU Holders have not received certificates representing Common Shares then no certificate need be included with the Letter of Transmittal. See “Exchange Procedures – Exchange Procedure”.

In no event shall any Shareholder or RSU Holder be entitled to a fractional ExxonMobil Share. Where the aggregate number of ExxonMobil Shares to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an ExxonMobil Share being issuable, the Shareholder or RSU Holder will receive a cash amount (without interest) calculated by multiplying the 10 day VWAP for the period ending on (and including) the second trading date immediately before the Effective Date by the fraction of an ExxonMobil Share that the Shareholder or RSU Holder would have otherwise been entitled (after taking into account all Common Shares surrendered and forfeited by such Shareholder or RSU Holder). For greater certainty, no other consideration will be paid or issued to a Shareholder or RSU Holder in lieu of the issuance of any such fractional ExxonMobil Share. See “Exchange Procedures – No Fractional Shares.”

Securityholders who have previously submitted a Letter of Transmittal in connection with the Original Arrangement which has not been returned to them, do not need to submit a new Letter of Transmittal provided that the information provided by such Securityholder in the Letter of Transmittal is and will be as of the Effective Date true, complete and accurate. Shareholders who are in possession of share certificates representing Common Shares will need to submit a new Letter of Transmittal for the Common Shares represented by those share certificates. All Securityholders who submitted Letters of Transmittal are encouraged to contact Computershare Investor Services Inc. (toll free telephone in North America: 1-800-564-6253; telephone outside North America: (514) 982-7555, email: at corporateactions@computershare.com) to confirm that Computershare is in possession of the previously submitted Letter of Transmittal and/or certificates representing Common Shares.

Cancellation of Rights After Six Years

Any certificate which immediately prior to the Effective Time represented outstanding Common Shares or RSUs that is not validly deposited on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of ExxonMobil. On such date, the cash and ExxonMobil Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to ExxonMobil, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. See “Exchange Procedures – Cancellation of Rights after Six Years”.

Rights of Dissent

Pursuant to the Interim Order, registered Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares, provided that such Dissenting Shareholder has sent a written objection to the Arrangement Resolution to InterOil not later than 4:00 p.m. (Eastern Time) on February 10, 2017, being two (2) business days preceding the Meeting (or, if the Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in this Information Circular, including the relevant provisions of Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. Beneficial owners of Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Common Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss of any right of dissent. These rights are described in detail in this Information Circular under the heading “Dissent Rights.” The text of Section 193 of the YBCA, which is relevant in any dissent proceeding, is set forth in Schedule J to this Information Circular. If you previously dissented with respect to the resolution passed at the special meeting of InterOil held on September 21, 2016 and wish to exercise your dissent rights with respect to the Arrangement, you must dissent again and comply strictly with the dissent procedures described in this Information Circular.

Interests of Certain Persons in the Arrangement

The employment contracts of certain senior officers of InterOil provide for termination payments pursuant to a change of control of InterOil. In addition, certain directors and senior officers of InterOil hold RSUs. If the Arrangement is completed, the vesting of such RSUs is automatically accelerated. InterOil will also purchase, or ExxonMobil will purchase or obtain from its captive insurance company, “tail” policies of directors’ and officers’ liability insurance for the benefit of the directors and officers of InterOil. Such accelerated vesting, any termination payments payable to any directors or senior officers of InterOil pursuant to a change of control provision in an employment agreement, and such insurance may be considered to be “collateral benefits” received by the applicable directors or senior officers of InterOil. See “The Arrangement – Interests of Directors and Executive Officers of InterOil in the Arrangement” for detailed information regarding the payments and other benefits to be received by each of the directors and executive officers in connection with the Arrangement.

Frequently Asked Questions

Answers to the commonly asked questions set out below can be found in Schedule A to this Information Circular:

Question			Page
About the Arrangement
–	What is a plan of arrangement?	-	A-7
–	I own Common Shares and/or RSUs. What will I receive if the Arrangement is completed?	-	A-7
–	When must I be a Shareholder or RSU Holder in order to receive the consideration?	-	A-7
–	What premium does the consideration offered for the Common Shares and RSUs represent?	-	A-7
–	How many ExxonMobil Shares will I receive?	-	A-8
–	Does the $45.00 per Common Share base value offered by ExxonMobil capture upside for the future value of the Papua LNG Project?	-	A-8
–	What is a CRP and an EVR?	-	A-9
–	When will I receive the CRP Payout?	-	A-9
–	What if the Interim Resource Certification is completed prior to the closing of the Arrangement?	-	A-9
–	What is the expected amount that each holder of a Common Share will ultimately receive out of escrow related to the CRP?	-	A-10
–	Why is the CRP capped? Aren’t there resource estimates that exceed the cap, including GLJ’s 2015 2C resource estimate?	-	A-10
–	Do the current publicly available resource certifications take into account the results of the Antelope-7 appraisal well?	-	A-11
–	How does InterOil reconcile the opinions of Mr. Mulacek’s advisors with its own views and those of its advisors?	-	A-11
–	Will the EVRs or the CRPs be listed on an exchange?	-	A-12
–	Are CRPs separate securities? Are they “stapled” to the ExxonMobil Shares?	-	A-12
–	Will I be entitled to fractional shares?	-	A-12
–	Who can I call if I have questions or need assistance in completing a Letter of Transmittal?	-	A-13
–	When will the Arrangement be completed?	-	A-13
–	When will I receive the consideration for my Common Shares?	-	A-13
–	What will I have to do as a Shareholder to receive the consideration for my Common Shares?	-	A-13
–	Should I send my Common Share certificate(s) to the Depositary now?	-	A-13
–	If I previously submitted a Letter of Transmittal, do I need to submit a new one?	-	A-14
–	What happens if the Shareholders and Securityholders do not approve the Arrangement?	-	A-14
–	Will the Common Shares continue to be listed on the NYSE or POMSoX or registered under the U.S. Exchange Act after the Arrangement?	-	A-14
–	What will happen to my RSUs under the Arrangement?	-	A-14
About InterOil and its Assets
–	How “big” are the Elk-Antelope Fields?	-	A-14
–	How does InterOil reconcile the Updated GLJ Certification with GLJ’s historical estimates?	-	A-15
–	When will the Elk-Antelope fields be commercialized?	-	A-15
–	What will it cost to commercialize the Elk-Antelope Fields?	-	A-17
–	Is InterOil well positioned to unlock future value as an independent company?	-	A-17
–	Mr. Mulacek asserts that the consideration offered to Securityholders pursuant to the Original Arrangement does not ascribe value to InterOil’s other discoveries or its future exploration potential. Is this correct?	-	A-18
Other Questions About the Interim Resource Certification
–	When will the Interim Resource Certification be completed?	-	A-18

Question			Page
–	Is the Interim Resource Certification process robust? Could ExxonMobil or Total S.A. influence the process to achieve a lower Interim Resource Certification?	-	A-18
–	Why is a post-production (“Wildcard”) certification not included as part of the CRP?	-	A-19
–	Why is the CRP based on the Interim Resource Certification payment (if any) from Total S.A., as opposed to other payments or revenue?	-	A-19
–	Is Antelope-7 being drilled at the most appropriate location?	-	A-20
–	How were the five certifiers (or “Experts”) chosen under the Total Sale Agreement and why is GLJ not included?	-	A-21
Tax Consequences to Shareholders
–	What are the tax consequences of the Arrangement to me as a Shareholder?	-	A-21
Who to Call with Questions
–	Who can I contact if I have questions?	-	A-21

Additional Information

If you have any additional questions about the information contained in this Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact InterOil’s proxy solicitation and information agent, MacKenzie, by mail at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, by toll-free telephone in North America at (800) 322-2885 or collect call outside North America at (212) 929-5500, or by e-mail at iocproxy@mackenziepartners.com.

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

Additional information relating to InterOil is available on SEDAR at www.sedar.com. Securityholders may contact InterOil in order to request copies of InterOil’s consolidated financial statements and management’s discussion and analysis at the offices of InterOil, 163 Penang Road, #06-02 Winsland House II, Singapore, 238463, Attention: Corporate Secretary. Financial information about InterOil may be found in InterOil’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and quarter or any of the InterOil documents incorporated herein by reference.

INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is delivered in connection with the solicitation of proxies by and on behalf of management of InterOil for use at the Meeting and any adjournment or postponement thereof. InterOil has not authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular. If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on InterOil’s website or by InterOil’s proxy solicitation agent is inconsistent with this Information Circular, you should rely on the information provided in this Information Circular.

This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Securityholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the CRP Agreement and the Total Sale Agreement in this Information Circular are qualified in their entirety by, in the case of (i) the Arrangement Agreement, the complete text of the Arrangement Agreement, a copy of which is available on SEDAR at www.sedar.com, (ii) the Plan of Arrangement, the complete text of the form of Plan of Arrangement, a copy of which is attached at Schedule D, (iii) the CRP Agreement, the complete text of the form of CRP Agreement, a copy of which is attached at Schedule G, and (iv) the Total Sale Agreement, a copy of which is available on SEDAR at www.sedar.com. You are urged to read carefully the full text of the Arrangement Agreement, the Plan of Arrangement, the CRP Agreement and the Total Sale Agreement. The summary of InterOil’s assets (including the Elk-Antelope Fields), its development plans (including the chance and timing of development) and its funding position is based upon, and is predominantly a reproduction of, information regarding InterOil and its assets that are publicly available, including InterOil’s filings with the CSA (available at www.sedar.com) and the SEC (available at www.sec.gov). Readers are cautioned that such summaries do not contain all information about InterOil and are qualified in their entirety by reference to the applicable publicly available documents. Therefore, Shareholders are urged to read InterOil’s public filings with the CSA and the SEC carefully.

This Information Circular is accompanied by several Schedules which are incorporated by reference into, form an integral part of, and should be read in conjunction with this Information Circular. It is recommended that Securityholders read this Information Circular and the attached Schedules in their entirety.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth in the Glossary of Terms attached as Schedule B. Information contained in this Information Circular is given as of January 13, 2017, unless otherwise specifically stated.

Notice to Shareholders in the United States

NEITHER THE ARRANGEMENT NOR THE EXXONMOBIL SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The ExxonMobil Shares to be issued under the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. They will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected, as described under “The Arrangement – Shareholder and Court Approvals” and in reliance on exemptions from registration under applicable state securities laws. The ExxonMobil Shares to be issued under the Arrangement will be freely transferable under United States federal securities laws, except that the U.S. Securities Act imposes restrictions on the resale of ExxonMobil Shares received pursuant to the Arrangement by persons who are, or within 90 days before the resale were, “affiliates” of ExxonMobil. See “Securities Laws Considerations – U.S. Securities Laws”.

Holders should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders may not be described fully herein. For a general discussion of certain Canadian federal income tax considerations, see “Certain Canadian Federal Income Tax Considerations.” For a general discussion of certain U.S. federal income tax consequences, see “Certain U.S. Federal Income Tax Considerations.” All Shareholders (including RSU Holders as of immediately prior to the Effective Time who receive Common Shares pursuant to the Arrangement) are urged to consult their own tax advisors regarding the particular tax consequences to them of the Arrangement and of the ownership and disposition of ExxonMobil Shares received pursuant to the Arrangement under applicable tax laws.

This solicitation of proxies is not subject to the proxy requirements of section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is made in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canada. Shareholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of InterOil incorporated by reference herein have been prepared in accordance with IFRS and have been subject to Canadian generally accepted auditing standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that InterOil is organized under the laws of a jurisdiction other than the United States, that all of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of InterOil, such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Shareholders resident in the United States to effect service of process within the United States upon InterOil, their respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States or any state within the United States.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Information Circular, including the documents incorporated by reference herein, constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”). Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of InterOil or ExxonMobil. Often, but not always, forward-looking statements can be identified by words such as “plans”, “expects”, “can”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “contemplate”, “objective”, “project”, “potential”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of InterOil or ExxonMobil to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Although InterOil has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on ExxonMobil’s and InterOil’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. ExxonMobil’s and InterOil’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. InterOil and ExxonMobil can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

This Information Circular, including the documents incorporated by reference herein, contains forward-looking statements concerning: the combined financial position, cash flow and growth prospects, including, but not limited to, statements relating to the ability of the combined entity following the Arrangement to deliver long-term growth; statements made in, and based upon, the BMO Fairness Opinion; certain strategic benefits, and operational, competitive and cost synergies, including: the timing of the Meeting; the expected completion date of the Arrangement; the anticipated tax treatment of the Arrangement for Shareholders and RSU Holders; future payments to CRP Holders; the Interim Resource Certification timing and process; the delisting of the Common Shares; the development plans (and related timing of such development) for the Elk-Antelope Fields, InterOil’s ability to fund its ongoing operations, and the costs of the Arrangement to InterOil. Numerous risks and uncertainties could cause the combined entity’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; failure to realize anticipated results, including revenue growth, anticipated cost savings or operating efficiencies; heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the oil and gas exploration industry; failure to achieve desired results in labour negotiations, including the terms of future collective bargaining agreements, which could lead to work stoppages; failure to attract and retain key employees or effectively manage succession planning; the impact of potential political instability; the impact of potential environmental liabilities; reliance on the performance and retention of third-party service providers; supply and quality control issues with vendors; damage to the reputation of the Parties; new, or changes to current, federal, multinational, provincial, local or municipal laws, both foreign and domestic, and rules and regulations or changes to such laws and regulations that increase compliance costs; changes in the combined entity’s income, commodity, other tax and regulatory liabilities including changes in tax laws, regulations or future assessments; new, or changes to existing, accounting pronouncements; the risk that the combined entity would experience a financial loss if its counterparties fail to meet their obligations in accordance with the terms and conditions of their contracts with the combined entity; the risk of violations of law, breaches of the combined entity’s policies or unethical behavior; property and casualty risks; injuries at the workplace or health issues; the risk of material adverse effects arising as a result of litigation; events or series of events which may cause business interruptions; as well as the risks described elsewhere in this Information Circular under “Risk Factors – Risks Relating to the Arrangement”, “Risk Factors – Risks Relating to CRPs”, “Risk Factors – Risks Relating to InterOil” and “Risk Factors – Risks Relating to ExxonMobil”.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to InterOil and ExxonMobil or that InterOil and ExxonMobil presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. Additional information on these and other factors that could affect the operations or financial results of InterOil, ExxonMobil or the combined entity are included in reports filed by InterOil and ExxonMobil with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and EDGAR website (www.sec.gov), respectively.

There can be no assurance that the Arrangement will occur or that any benefits resulting from the Arrangement will be realized. The Arrangement is subject to the fulfillment of certain conditions, and there can be no assurance that any such conditions will be met. The Arrangement could be modified, restructured or terminated.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect ExxonMobil’s and InterOil’s expectations only as of the date of this Information Circular. InterOil and ExxonMobil disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Disclosure of Oil and Gas Information

Trillion cubic feet equivalent (tcfe) may be misleading, particularly if used in isolation. A tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Well test results should be considered as preliminary. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery.

This Information Circular contains estimates of Contingent Resources. Contingent Resources are not, and should not be confused with, oil and gas reserves. Estimates of InterOil’s Contingent Resources in this Information Circular are based upon the Updated GLJ Certification (a summary of which is attached hereto as Schedule M), the GLJ Elk-Antelope Report, the GLJ Triceratops Report and the RISC Raptor and Bobcat Report, which are attached to the AIF and have each been prepared in accordance with the Canadian Oil and Gas Evaluation Handbook. All of InterOil’s Contingent Resources have been classified as conventional natural gas and natural gas liquids. Contingent Resources, as defined in the Canadian Oil and Gas Evaluation Handbook, are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. There is no certainty that these Contingent Resources will be commercially viable to produce any portion of the resources and it should be noted that it is not certain that all fields / accumulations set out herein will progress to reserves. Criteria other than economics may require that InterOil’s Contingent Resources be classified as Contingent Resources rather than reserves. Contingencies affecting the classification as reserves versus Contingent Resources relate to the following issues as detailed in the Canadian Oil and Gas Evaluation Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements.

The Contingent Resources definition prescribed by the PRMS Guidelines means, “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.”

The estimates of Contingent Resources provided in this Information Circular are estimates only and there is no guarantee that the estimated Contingent Resources will be recovered. Actual Contingent Resources may be greater than or less than the estimates provided in this in this Information Circular and the differences may be material. There is no assurance that the forecast price and cost assumptions applied by GLJ and RISC in evaluating InterOil’s Contingent Resources will be attained and variances could be material. There is also uncertainty that it will be commercially viable to produce any part of the Contingent Resources.

For a discussion of the Contingent Resources project evaluation scenario, economics status and maturity subclass as well as the chance, timing and development of Contingent Resources evaluated pursuant to the GLJ Elk-Antelope and Triceratops Report and the RISC Raptor and Bobcat Report see Schedule A to InterOil’s Annual Information Form for the year ended December 31, 2015, which is available on www.interoil.com or from the SEC at www.sec.gov or on SEDAR at www.sedar.com.

Certain additional terms relating to estimates of Contingent Resources (including, among other, 1C, 2C and 3C) are contained in the Glossary of Terms attached as Schedule B to this Information Circular.

Certain of the Contingent Resource volumes quoted in this Information Circular were originally measured as Contingent Raw Gas volumes in tcf, which differs from the manner in which the PRL 15 2C Resources are measured for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). In addition, the basis of each of the certifications summarized in this Information Circular may not be identical, through the use of different methodologies (probabilistic or deterministic), cutoffs and other assumptions underlying the evaluations of each of the certifiers. Shareholders should be aware that the full certifications of the Contingent Resources in the Elk-Antelope Fields by NSAI as of July 15, 2016, GCA as of July 15, 2016 and GCA as of January 13, 2014 are not publicly available. As a result, InterOil is unable to confirm the exact basis of each of those certifications and Securityholders are cautioned not to place undue reliance upon the estimates resulting from those certifications.

The table below sets out publicly available certifications of “Contingent Recoverable Raw Gas” (measured in tcf) within the Elk-Antelope Fields within the past three years. Note that the gas volumes quoted in the table below are measured as Contingent Raw Gas volumes in tcf, which differs from 2C Hydrocarbon Gas and 2C Condensate used for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). The most recent assessment by GCA, NSAI and GLJ include data from the Antelope-6 appraisal well and the subsequent appraisal tests that were carried out throughout 2016.

				Recoverable Raw Gas(1)
Date of Certification	Independent Certifier	Prepared For	Unit of Measurement(2)	1C(3)	2C(3)	3C(3)

November 30, 2016	GLJ	InterOil	tcf	6.80	7.77	8.92
July 15, 2016(4)	GCA	Oil Search	tcf	5.53	6.80	7.57
July 15, 2016(4)	NSAI	Oil Search	tcf	4.80	6.06	8.11
December 31, 2015	GLJ	InterOil	tcf	7.58	10.11	12.34
December 31, 2014	GLJ	InterOil	tcf	6.83	9.07	10.85
January 13, 2014	GCA	PAC LNG Group	tcf	4.90	7.00	9.70

(1)	“Recoverable Raw Gas” volume is the recoverable hydrocarbon gas plus inert gases and condensate. The basis of each of the certifications set out in the table may not be identical, through the use of different methodologies (probabilistic or deterministic), cutoffs and other assumptions underlying the evaluations of each of the certifiers.
(2)	Note that the gas volumes quoted in this table are measured as Contingent Raw Gas volumes in tcf, which differs from 2C Hydrocarbon Gas and 2C Condensate used for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout).
(3)	See definitions of “1C”, “2C” and “3C” in the Glossary of Terms attached as Schedule B.
(4)	These certifications were publicly announced by Oil Search on July 15, 2016. The exact date and effective date of the certifications is not known, however, the information taken into account is set out in the press release by Oil Search on July 15, 2016.

In order to provide Securityholders with measurements that are consistent with each other and in the unit of measurement that the CRP Payout and PRL 15 2C Resources are based upon, Contingent Raw Gas volumes measurements in tcf have been converted to tcfe and presented in this Information Circular. In calculating tcfe, the Gas Initially In Place (GIIP) estimate from the certifier is converted to Recoverable Raw Gas by applying a gas recovery factor. The resultant Recoverable Raw Gas is then converted to Recoverable Hydrocarbon Gas by the removal of inerts (such as carbon dioxide, nitrogen gas and hydrogen sulfide) and allowing for shrinkage due to condensate. Condensate is calculated by applying the field wide condensate gas ratio (CGR) discounted for condensate recovery to the Recoverable Raw Gas. The condensate is then converted to tcfe by a fixed factor of 0.006 (which is prescribed in the Total Sale Agreement). The final tcfe estimate is the sum of the Recoverable Hydrocarbon Gas and Condensate (converted to tcfe).

The independent certifications of the Contingent Resources in the Elk-Antelope Fields by GLJ as of November 30, 2016, December 31, 2015 and December 31, 2014 have been converted to tcfe by GLJ using the conversion factors in the Total Sale Agreement and GLJ’s assumptions regarding inerts and shrinkage. For example, in converting the tcf volumes in the Updated GLJ Certification, GLJ assumed 5.4% for inerts and 2.1% shrinkage and converted the 1C, 2C and 3C estimates as follows:

•	1C: 6.80 tcf raw gas x (1 - 5.4% - 2.1%) = 6.29 tcf + (89.0 MMbbl *0.006) = 6.83 tcfe

•	2C: 7.77 tcf raw gas x (1 - 5.4% - 2.1%) = 7.19 tcf + (101.9 MMbbl *0.006) = 7.80 tcfe

•	3C: 8.92 tcf raw gas x (1 - 5.4% - 2.1%) = 8.25 tcf + (117.1 MMbbl *0.006) = 8.95 tcfe

Other than the aforementioned conversions by performed by GLJ, where a conversion from tcf to tcfe been made in this Information Circular, the known assumptions underlying that conversion have been stated. Securityholders are cautioned that these underlying assumptions could have an effect on the resulting tcfe volumes and, as a result, Securityholders are cautioned to not place undue reliance on the conversions.

A summary of the Updated GLJ Report is attached to this Information Circular as Schedule M, and summaries of GLJ’s certifications of the Contingent Resources in the Elk-Antelope Fields as of December 31, 2015 and December 31, 2014 are attached to InterOil’s Annual Information Form for the year ended December 31, 2015 and InterOil’s Annual Information Form for the year ended December 31, 2014, respectively (each of which is available on SEDAR at www.sedar.com or from the SEC at www.sec.gov).

Currency and Financial Information

Except as otherwise indicated in this Information Circular, references to “dollars” and “$” are to the currency of the United States. On January 13, 2017, the noon rate published by (a) the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = CAD$1.3135 and of Canadian dollars into U.S. dollars was CAD$1.00 = US$0.7613.

All financial statements and financial data derived therefrom included or incorporated by reference in this Information Circular pertaining to InterOil have been prepared in accordance with IFRS and all financial statements and financial data derived therefrom included in this Information Circular pertaining to ExxonMobil have been prepared and presented in accordance with GAAP.

This Information Circular contains references to non-IFRS and non-GAAP financial measures, such as EBITDA. Management of InterOil believes the presentation of certain non-IFRS and non-GAAP financial measures, such as EBITDA, gives useful information Securityholder as they provide increased transparency and insight into the performance of InterOil. These non-IFRS and non-GAAP financial measures do not have standardized meanings prescribed by IFRS or GAAP and, therefore, may not be comparable to similarly titled measures presented by other reporting issuers.

Information Concerning ExxonMobil

The information concerning ExxonMobil incorporated by reference or contained in this Information Circular has been provided by ExxonMobil. Although InterOil has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, InterOil does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records, resources, or for any failure by ExxonMobil, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to InterOil. In accordance with the Arrangement Agreement, ExxonMobil is obligated to provide InterOil with all necessary information concerning ExxonMobil that is required by law to be included in this Information Circular and to take all reasonable steps to ensure that such information does not contain any misrepresentations (as such term is defined in the Arrangement Agreement) concerning ExxonMobil and its affiliates.

ExxonMobil is incorporated under the laws of a foreign jurisdiction and all of the directors and executive officers of ExxonMobil reside outside of Canada. All of the assets of these persons and ExxonMobil may be located outside Canada. It may not be possible for investors to effect service of process within Canada upon ExxonMobil or any of the directors and executive officers referred to above. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

For further information regarding ExxonMobil, please refer to ExxonMobil’s filings with the SEC which may be obtained at www.sec.gov. Certain documents of ExxonMobil, which are incorporated by reference into this Information Circular, can be obtained at www.sedar.com under InterOil’s profile.

GENERAL PROXY INFORMATION

Date, Time and Place of the Meeting

The Meeting will be held on February 14, 2017 at 12:00 p.m. (Eastern Time) at the Central Park Room, JW Marriott Essex House New York, 160 Central Park South, New York, New York 10019.

Record Date

Only Securityholders of record as of the close of business (Eastern Time) on the Record Date are entitled to receive notice of the Meeting. Each Securityholder of record at the close of business (Eastern Time) on January 10, 2017 who attends the Meeting, in person or represented by proxy, will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

As of January 10, 2017, there are 50,312,015 Common Shares, 60,000 Options and 463,930 RSUs issued and outstanding. Taking into account contractual grants and vesting that will occur after January 10, 2017, a maximum of approximately 802,541 RSUs will automatically vest on the Effective Date pursuant to the terms of the Arrangement (although InterOil currently believes that each applicable individual will accept the cash equivalent of his or her 2017 annual RSU entitlement as set out under the heading “The Arrangement – Interests of Directors and Executive Officers of InterOil in the Arrangement – Annual RSU Grants” and, as a result, approximately 770,756 RSUs will vest on the Effective Date pursuant to the terms of the Arrangement). All of the issued and outstanding Options have been conditionally surrendered for nominal value pursuant to the terms and conditions of an option cancellation agreement.

Solicitation of Proxies

InterOil’s management is using this Information Circular to solicit proxies from Securityholders for use at the Meeting.

All solicitation costs will be borne by InterOil. Proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile) by directors, officers, employees and agents of InterOil. InterOil has arranged for brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons, and InterOil may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. InterOil has also retained MacKenzie to provide the following services for the Meeting: reviewing this Information Circular, liaising with proxy advisory firms, developing and implementing securityholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of Securityholder proxies, and the solicitation of Securityholder proxies including contacting Securityholders by telephone. InterOil will pay the cost of these services, which InterOil anticipates will be approximately $125,000, and any related expenses. InterOil may also reimburse brokers or other persons holding shares in their name or in the name of their nominees for costs incurred in sending proxy materials to their principals or Beneficial Shareholders to obtain their proxies.

Enquiries

This document is important and requires your immediate attention. For more information and assistance in voting your proxy, please contact MacKenzie either by mail at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, by toll-free telephone in North America at (800) 322-2885 or collect call outside North America at (212) 929-5500, or by e-mail at iocproxy@mackenziepartners.com.

Appointment and Revocation of Proxies

The persons named in the enclosed forms of proxy are directors of InterOil. A Securityholder has the right to appoint a person (who need not be a Securityholder) to represent him, her or it at the Meeting other than the persons designated in the forms of proxy provided by InterOil to represent the Securityholder at the Meeting.

To exercise this right, the Securityholder should strike out the name of the management designees in the applicable enclosed form of proxy and insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy. To vote the Securities, such proxyholder must attend the Meeting. If the named proxy does not attend the meeting, your Securities will not be voted. In order to be effective, a proxy must be deposited with Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 or with Mackenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, no later than 12:00 p.m. (Eastern Time) on February 10, 2017 or two Business Days prior to any adjournment or postponement of the Meeting. A proxy must be in writing and executed by the Securityholder, or such Securityholder’s attorney authorized in writing, or if such Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

A Securityholder who has submitted a proxy may revoke it with an instrument in writing executed by him or his attorney authorized in writing by depositing that instrument: (a) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement of the Meeting; (b) with Computershare or MacKenzie at the addresses provided above at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement of the Meeting; (c) with the Chairman of the Meeting prior to the commencement of the Meeting or an adjournment or postponement thereof; (d) by the Securityholder personally attending at the Meeting and voting the Common Shares represented by the proxy or, if the Securityholder is a corporation, by a duly authorized officer or officers or attorney of the corporation attending at the Meeting and voting those securities; or (e) in any other manner permitted by law.

If you are a non-registered or beneficial holder of Common Shares and have received these materials through your broker or through another intermediary, please complete and return the applicable form of proxy provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Late proxies may be accepted or rejected by the chair of the Meeting at his or her discretion and the chair of the Meeting is under no obligation to accept or reject any particular late proxy. The chair of the Meeting may waive or extend the proxy cut-off without notice.

Proxy Voting

All Securities represented at the Meeting by properly completed and executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the proxy, Securities represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the applicable printed forms of proxy will vote in favour of all the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own names. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of InterOil. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the majority of such Common Shares are registered under the name of Cede & Co. (the registration name for the Depositary Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The directors, senior officers and certain shareholders of InterOil do not know for whose benefit the Common Shares registered in the name of CDS & Co., Cede & Co. or of other brokers, agents and nominees are held. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting and deposit of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers in Canada to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form instead of the form of proxy. The Beneficial Shareholder is asked to complete the voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder may call a toll-free number or complete a voting instruction form online to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the applicable meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholders for registered Shareholders should enter their own names in the blank spaces on the instruments of proxy provided to them and return the same to their brokers (or the brokers’ agents) in accordance with the instructions provided by such brokers (or agents), well in advance of the Meeting.

Quorum

A quorum for the Meeting shall be the quorum required by InterOil’s by-laws, being two persons present and holding or representing by proxy at least twenty-five per cent (25%) of the shares entitled to vote at the Meeting.

Each Shareholder, Option Holder and RSU Holder is entitled to one vote per Common Share, Option and RSU, as applicable, held on all matters to come before the Meeting, including the Arrangement Resolution.

Principal Holders of Common Shares

As at January 10, 2017, InterOil has issued and outstanding 50,312,015 fully paid and non-assessable Common Shares, each carrying the right to one vote. The authorized share capital of InterOil is an unlimited number of Common Shares without par or nominal value and 1,035,554 series A preferred shares, but at the date hereof no series A preferred shares are outstanding. All series A preferred shares that had been issued have been converted to Common Shares. InterOil has no other classes of voting securities (other than the Options and RSUs which, in accordance with the Interim Order, are entitled to vote on the Arrangement Resolution in the manner described in this Information Circular).

To the knowledge of the directors and officers of InterOil, the only person or company who beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of InterOil is The Capital Group Companies, Inc. which, to the knowledge of such officers and directors, owns, 5,535,729 Common Shares, representing approximately 11.0% of all Common Shares then outstanding.

THE ARRANGEMENT

Background to the Arrangement

The Board, with the assistance of InterOil’s management and advisors, continually reviews and assesses InterOil’s assets and financial profile, and considers all available options that may be in the best interests of InterOil and its Shareholders, including strategic transactions and other alternatives in order to ensure that InterOil has access to sufficient ongoing funding for the business’ development plans, including capital expenditures. In the past, such review has resulted in strategic transactions including the sale of an interest in the Elk-Antelope Fields to Total S.A.

As part of InterOil’s ordinary course funding initiatives (including its anticipated capital expenditure requirements to develop the Elk-Antelope Fields), the Board determined in mid-2015 to explore the sale of minority interests in certain of InterOil’s assets (the “Asset Sale Process”). Commencing in September 2015, InterOil began contacting potentially interested parties about participating in this process. A total of 36 parties were ultimately contacted, a number of which entered into confidentiality agreements and undertook due diligence on InterOil’s assets. The Asset Sale Process did not initially result in any proposals that the Board found to be attractive or in the best interests of InterOil and its Shareholders. As a result, in the fourth quarter of 2015, the Board decided to supplement the Asset Sale Process by approaching a select group of major oil and gas companies about the possibility of a more significant minority investment transaction with respect to certain of InterOil’s assets, with the possibility of the investor becoming the operator of those assets. Accordingly, commencing in November 2015, senior executives of InterOil held discussions with representatives of four major oil and gas companies (including Oil Search, ExxonMobil, another party that we will refer to as “Party A” and a fourth party who declined to participate in any sale process), each of which entered into a confidentiality agreement and was provided with detailed due diligence materials with respect to the relevant assets.

In December 2015, ExxonMobil informed InterOil that one of the options it was considering was a proposal to acquire all of InterOil’s outstanding shares (a “Whole Company Transaction”). Management of InterOil and the Board believed that their fiduciary duties compelled them to appropriately consider all available options that may be in the best interests of InterOil and its Shareholders. As a result, there was a high level preliminary discussion with ExxonMobil, which took place in December 2015 but did not progress any further at the time.

In connection with the Board’s review of strategic transactions and other alternatives, including a Whole Company Transaction, InterOil retained WLRK and Goodmans as special transaction counsel. In connection with the Board’s consideration of any Whole Company Transaction, Dr. Michael Hession, InterOil’s Chief Executive Officer, disclosed to the Board that he would be entitled to change of control payments (primarily in the form of accelerated RSU grants in the amount of approximately $34 million) if any such transaction were agreed to. The Board, in consultation with counsel, took a number of steps to mitigate any perceived conflict of interest resulting from the RSU grants (including the vesting and payments in respect thereof):

•	the Board conducted two separate votes with respect to matters involving a Whole Company Transaction: the first with Dr. Hession abstaining from voting and a second with Dr. Hession participating;

•	the Board continuously considered the necessity of in-camera sessions (comprising of only independent, non-management, directors) at relevant times; and

•	the Board (which, at the time of the announcement of the Oil Search Agreement, was composed of ten directors, eight of whom were independent directors, and, at the time of the announcement of the Original Arrangement Agreement and the Arrangement Agreement, was comprised of eight directors, six of whom were independent directors) relied on their extensive experience in the oil and gas industries and as members of other boards of directors, took an active role in making all strategic decisions, received advice from professional advisors, and provided oversight and specific instructions to management in respect thereof.

On March 1, 2016, InterOil signed a confidentiality agreement with ExxonMobil concerning a possible Whole Company Transaction. ExxonMobil provided InterOil with an indicative proposal on March 3, 2016. After carefully considering the proposal, consulting with its external legal advisors and receiving detailed advice from InterOil’s financial advisors (being Morgan Stanley, Credit Suisse and UBS) with respect to the value of the proposal, the Board determined that the indicative Whole Company Transaction proposal from ExxonMobil was not sufficient to merit further negotiations at that time. However, discussions continued between InterOil and ExxonMobil in relation to the Asset Sale Process.

On March 11, 2016, InterOil received a written, non-binding indicative proposal from Party A with respect to a Whole Company Transaction. On March 15, 2016, the Board received a detailed presentation from InterOil’s financial advisors regarding the value of the indicative proposal, as well as the financial advisors’ preliminary views on fair value. After carefully considering the proposal, consulting with InterOil’s external legal advisors and receiving detailed advice from InterOil’s financial advisors, the Board determined to authorize management to continue discussions with Party A and to attempt to negotiate improved terms for a potential Whole Company Transaction. Discussions ensued between InterOil and Party A. On March 29, 2016, Party A entered into a revised confidentiality agreement concerning a possible Whole Company Transaction and subsequently conducted several weeks of due diligence. The discussions between InterOil and Party A did not result in Party A submitting a revised offer.

At the same time that InterOil was having discussions with ExxonMobil and Party A, Oil Search also informed InterOil that it intended to make a proposal with respect to a potential Whole Company Transaction. On March 14, 2016, Oil Search submitted a written, non-binding indicative proposal to InterOil with respect to a potential Whole Company Transaction. The Board met on March 16, 2016 to consider the proposal, with InterOil’s legal and financial advisors in attendance (each of whom provided the Board with detailed financial and legal advice, as applicable). At that meeting, the Board reviewed and discussed the various strategic alternatives then potentially available to InterOil. The Board’s review included a review of the proposals from the Asset Sale Process, which had failed to yield a more attractive proposal relative to the Whole Company Transaction proposals.

Although the Board concluded that the Oil Search proposal failed to offer sufficient value to enter into a transaction at that time, it authorized management and InterOil’s advisors to have further discussions with each of ExxonMobil, Party A and Oil Search to determine whether one or all of the proposals could be improved. The Board also instructed management to continue to concurrently seek a more attractive proposal through the Asset Sale Process. The Board also constituted an independent (within the meaning of all applicable securities laws) transaction committee (the “Transaction Committee”), comprised of Mr. Chris Finlayson, Mr. Ford Nicholson, Mr. Yap Chee Keong and Dr. (William) Ellis Armstrong, each of whom is a non-executive director, to assist the Board by overseeing InterOil’s evaluation and consideration of all strategic alternatives that may be available to InterOil, including remaining as a standalone company, the ongoing Asset Sale Process and any process that might result in a Whole Company Transaction.

Each member of the Transaction Committee is an independent (non-management) member of the Board with significant experience in relevant industries and practice areas:

•	Dr. (William) Ellis Armstrong, the Chairman of the Transaction Committee, has more than 30 years of international oil and gas experience with BP. Dr. Armstrong held senior strategy, commercial and operational roles with BP and ran the company’s technology group, was the group’s Commercial Director, and was Chief Financial Officer for the group’s global exploration and production business. He was BP’s representative on advisory boards to the UK Department of Energy and Climate Change and the Institute of Americas. Dr. Armstrong is a non-executive director of Lloyd’s Register Group Limited, Lamprell plc and Pacific Exploration & Production Corporation.

•	Mr. Chris Finlayson was the BG Group Chief Executive Officer from 2013 to 2014. He has also led major ventures for Shell in Russia, Nigeria, Brunei and the UK North Sea. Mr. Finlayson also has more than 15 years’ experience at senior level in the LNG industry, covering upstream development through to LNG shipping and marketing. Mr. Finlayson is a non-executive director of Lloyds Register Group and a director of Hoegh LNG AS, which is listed on the Oslo Stock Exchange.

•	Mr. Yap Chee Keong is the non-executive independent chairman of CityNet Infrastructure Management Pte Ltd, the trustee manager of Netlink Trust, a non-executive independent director of Citibank Singapore Limited, Olam International Limited, Sembcorp Industries Ltd, Certis CISCO Security Pte Ltd and Media Corp Pte Ltd and a non-executive director of The Straits Trading Company Limited, and ARA Asset Management Limited.

•	Mr. Ford Nicholson is the President of Kepis & Pobe Financial Group that specializes in developing international energy and other natural resource assets. He was a co-founder and director of Nations Energy Ltd. (which was subsequently taken over by China International Trust & Investment Corp.), producing heavy oil in Kazakhstan and a founding shareholder and former board member of Bankers Petroleum Ltd. (recently taken over by Geo-Jade Petroleum) producing heavy oil in Albania. Mr. Nicholson was also a board member of Tartan Energy Inc., a heavy oil company based in California. Mr. Nicholson is chairman of TSX-listed BNK Petroleum Inc. which is focused on producing and exploring for unconventional natural gas in Europe and the US.

It was agreed that the Transaction Committee would provide guidance and oversight of the process and negotiations, as well as consult with, and make recommendations as necessary to, the Board regarding material aspects of the negotiations. In addition, the role of the Transaction Committee was to keep the Board fully informed of all material developments. Negotiations with respect to potential Whole Company Transactions were also overseen by the Transaction Committee, who had numerous formal and informal meetings amongst themselves, with management and with legal (WLRK and Goodmans) and financial advisors (Morgan Stanley, Credit Suisse and UBS) present. Members of the Transaction Committee were also involved in direct discussions with representatives of potential acquirors of InterOil.

Following the Board meeting on March 16, 2016, representatives of InterOil informed representatives of Oil Search that the Board had determined that the proposed consideration was insufficient. Discussions ensued between InterOil and Oil Search for the next several weeks. On March 30, 2016, Oil Search signed a confidentiality agreement with respect to a possible Whole Company Transaction.

On April 29, 2016, Oil Search submitted a revised written, non-binding indicative proposal with respect to a potential Whole Company Transaction. The Transaction Committee received detailed advice from external legal and financial advisors with respect to Oil Search’s indicative proposal and carefully considered the status of the Asset Sale Process, the financial position of InterOil, the value of InterOil’s assets, the status of discussions with ExxonMobil and Party A and other strategic options potentially available to InterOil, including remaining as a standalone company. InterOil’s management and advisors continued to negotiate with Oil Search to improve the terms of their indicative propsosal.

On May 1, 2016, Oil Search was granted access to InterOil’s virtual data room relating to a Whole Company Transaction, and the advisors to InterOil and Oil Search began preparing and negotiating draft definitive agreements with respect to Oil Search’s proposal. The terms and conditions of the Oil Search Agreement were negotiated between the parties and their respective advisors between May 1 and May 20, 2016, concurrently with continuing discussions regarding the terms of the proposal.

Throughout the process leading up to the execution of the Oil Search Agreement and, to the extent permitted by the Oil Search Agreement, the Original Arrangement Agreement:

•	representatives of InterOil remained in close contact with all parties involved in the various strategic review processes, including the Asset Sale Process;

•	InterOil’s virtual data rooms were continuously updated as new information became available in order to ensure all parties had timely access to all relevant information; and

•	both the Transaction Committee and the Board received ongoing legal and financial advice with respect to, among other things, possible transaction terms, financial matters, due diligence, the anticipated timing of the Interim Resource Certification and the potential results thereof, and InterOil’s long term growth prospects, and

•	with respect to financial advice, the Board and the Transaction Committee received comprehensive presentations and financial analyses on, among other things, the parties who may be interested in, or capable of completing, a Whole Company Transaction; the net asset value of InterOil, including the value and timing of contractual payments due under the Total Sale Agreement; the impact of both the contingent value right contemplated by the Oil Search Agreement and the CRP (including the cap thereon) on the Securityholders and the consideration they would receive; precedent transactions; the state of the liquid natural gas markets; and equity analysts target prices and net asset value targets; and

•	with respect to legal advice, the Board and the Transaction Committee received advice on, among other things, the terms and conditions of proposed transactions; the Board’s and the Transaction Committee’s fiduciary duties; and the appropriate corporate governance practices in the circumstances.

While the negotiations with Oil Search were progressing, InterOil and its advisors continued discussions with ExxonMobil about expediting ExxonMobil’s due diligence and improving ExxonMobil’s proposal for a Whole Company Transaction. ExxonMobil submitted a revised written, non-binding indicative proposal on May 6, 2016. On May 10, 2016, each of the Transaction Committee and the Board met to consider the status of the negotiations and to discuss the remaining significant unresolved issues. At their respective meetings, the Transaction Committee and the Board, together with their advisors, reviewed the strategic alternatives available to InterOil and other relevant matters, including the revised proposal from ExxonMobil. After excusing InterOil’s financial advisors from the meeting, the Board deliberated and authorized continuing negotiations with each of Oil Search and ExxonMobil, and authorized InterOil’s representatives to inform ExxonMobil that the proposed consideration was inadequate. The continuing negotiations ultimately resulted in Oil Search increasing the consideration contemplated by its proposal.

Oil Search advised InterOil on May 15, 2016 that Oil Search and Total S.A. were in the process of finalizing the Total MoU, which was subsequently announced to the Australian Stock Exchange by Oil Search on May 20, 2016. InterOil and its advisors immediately began assessing the implications of the Total MoU for the proposed transaction with Oil Search. The Transaction Committee met on May 17, 2016 to consider and evaluate the final terms of the Total MoU and the impact of those terms on the transaction with Oil Search. At the meeting, the Transaction Committee consulted with the external financial advisors and legal advisors and reviewed a detailed financial analysis of the Total MoU and its potential impact on the negotiations with Oil Search. Following that meeting, InterOil and its advisors negotiated certain changes to the terms of the Oil Search Agreement to take into account the Total MoU and to protect the interests of InterOil and its Shareholders with respect to the terms thereof. This included seeking joint venture approval to drill the Antelope-7 well concurrently with the execution of the Oil Search Agreement, in order to provide greater certainty with respect to the resource potential of the Elk-Antelope Fields. After a careful assessment of the Total MoU, and with the proposed amendments to the Oil Search Agreement, the Board, in consultation with its advisors, concluded that the combination of the transactions contemplated by both agreements had the potential to enhance the value to Shareholders.

Late in the evening on May 19, 2016 (Singapore time), the Board, together with management and its advisors, met to review and discuss the terms of the Oil Search Agreement. At this meeting, representatives of Morgan Stanley separately reviewed with the Board its detailed financial analyses and rendered an oral opinion, confirmed by subsequent delivery of a written opinion, dated May 19, 2016, to the Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the consideration to be received by Shareholders pursuant to the Oil Search Agreement was fair, from a financial point of view, to the Shareholders. Also at the meeting, representatives of WLRK and Goodmans reviewed the draft Oil Search Agreement and provided an update on the proposed terms and conditions. After having received advice from InterOil’s legal and financial advisors, and having deliberated with and without InterOil’s financial advisors present, the Board unanimously (both with Dr. Hession abstaining from voting and with Dr. Hession voting) determined that the Oil Search Agreement was in the best interests of InterOil and the consideration payable thereunder was fair, from a financial point of view, to the Shareholders. Accordingly, the Board unanimously approved the Oil Search Agreement and resolved to recommend that Shareholders vote in favour of the transactions contemplated thereby. Pursuant to the terms and conditions of the Oil Search Agreement, Securityholders would have received (i) either 8.05 ordinary shares of Oil Search or the cash equivalent thereof (at the time, representing a value of approximately $40.25), subject to proration if cash elections exceeded US$770 million and (ii) a contingent value right which would have entitled the holder thereof to approximately US$6.044 for each tcfe of the PRL 15 2C Resources that is above 6.2 tcfe.

On June 23, 2016 (New York time), InterOil received an unsolicited, non-binding proposal from ExxonMobil to acquire all of the issued and outstanding Common Shares (the “ExxonMobil Proposal”). Following receipt of the ExxonMobil Proposal, the Board met on the morning of June 27, 2016 (New York time) to review and consider the ExxonMobil Proposal. Representatives of WLRK and Goodmans reviewed with the Board its fiduciary duties in considering the ExxonMobil Proposal and its legal obligations under the Oil Search Agreement. The Board and InterOil’s financial advisors also discussed the ExxonMobil Proposal relative to the transactions contemplated by the Oil Search Agreement. After consultation with its financial and legal advisors, the Board unanimously determined that the ExxonMobil Proposal would be reasonably likely to result in a Superior Proposal (as defined in the Oil Search Agreement) and, as a result, under the terms of the Oil Search Agreement, management of InterOil was authorized to negotiate the terms and conditions of the ExxonMobil Proposal with ExxonMobil.

Over the course of the following weeks, ExxonMobil conducted due diligence on InterOil. At the same time, InterOil and ExxonMobil, together with their respective legal and financial advisors, proceeded to negotiate the terms of the ExxonMobil Proposal and the definitive agreements with respect thereto. Concurrently with those negotiations, Mr. Finlayson, a member of the Transaction Committee and independent chairman of the Board, and senior management of ExxonMobil, separately discussed and negotiated the ExxonMobil Proposal. Negotiations between InterOil and ExxonMobil included extensive negotiation regarding the cap on the CRP Payout, including the necessity and quantum of the cap. As required by the Oil Search Agreement, InterOil kept Oil Search apprised of its discussions with ExxonMobil. At no point during such negotiations did Oil Search discuss or propose possible amendments to the Oil Search Agreement with InterOil. Both the Board and the Transaction Committee provided regular guidance and oversight to management in respect of the ongoing negotiations with ExxonMobil.

Late in the evening on July 15, 2016 (New York time), ExxonMobil delivered a binding proposal to InterOil that reflected the negotiations between InterOil and ExxonMobil. In the evening of July 17, 2016 (New York time), the Board, together with management and its financial and legal advisors, met to review and discuss the terms of the binding proposal. At this meeting, management and InterOil’s legal advisors presented the terms of the Original Arrangement Agreement and the related documentation. Representatives of WLRK and Goodmans reviewed with the Board its fiduciary duties in considering the transactions contemplated by ExxonMobil’s binding proposal and its legal obligations under the Oil Search Agreement. After having already determined that the transactions contemplated by the Oil Search Agreement were in the best interests of InterOil and that the consideration payable thereunder was fair, from a financial point of view, to Shareholders, the Board weighed the terms of the Oil Search Agreement against those of the Original Arrangement Agreement (including the consideration offered under each). Morgan Stanley then reviewed the financial information and analyses of the proposed transaction with ExxonMobil relative to the pending transaction with Oil Search, including the impact of the cap on the CRP Payout. Morgan Stanley also indicated to the Board that, subject to certain assumptions, it expected to be in a position to provide, at the conclusion of the three-day response period contemplated by the Oil Search Agreement, an opinion regarding the fairness, from a financial point of view, of the consideration to be received by holders of Common Shares under ExxonMobil’s binding proposal (see Schedule F). After a discussion of the factors supporting ExxonMobil’s binding proposal as well as the risks and uncertainties associated therewith, the Board unanimously determined (both with Dr. Hession abstaining from voting and with Dr. Hession voting) that the transactions contemplated by ExxonMobil’s binding proposal constituted a Superior Proposal (as defined in the Oil Search Agreement) and that InterOil should give notice to Oil Search of its intent to terminate the Oil Search Agreement in order to enter definitive agreements with respect to ExxonMobil’s binding proposal. Following the meeting, InterOil sent this notice to Oil Search and issued a press release announcing that the Board had determined that ExxonMobil’s binding proposal constituted a Superior Proposal (as defined in the Oil Search Agreement). Dr. Michael Hession and Mr. Chris Finlayson also called their respective counterparts at Oil Search to advise them of the Board’s determination.

Pursuant to the Oil Search Agreement, Oil Search had until 10:00 a.m. on July 21, 2016 (New York time) to negotiate revisions to the Oil Search Agreement so that ExxonMobil’s binding proposal no longer constituted a

Superior Proposal (as defined in the Oil Search Agreement). In the evening of July 20, 2016 (New York time), Oil Search informed InterOil that it did not intend to propose any revisions to the Oil Search Agreement. On July 20, 2016, Total S.A. also issued a press release which indicated that “Total considers that the initial offer by Oil Search for InterOil represented a fair value for the InterOil’s assets”. Total S.A.’s press release also indicated that it would analyze the ExxonMobil proposal “taking into account the most recent 2C resource certification of Elk Antelope of under 6.5 tcf completed in July 2016.”

The Board then met to discuss the binding ExxonMobil proposal and the fact that Oil Search did not intend to exercise its right to revise the Oil Search Agreement. At the request of the Board, Morgan Stanley presented its oral opinion, subsequently confirmed in writing on July 21, 2016, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Morgan Stanley as set forth in the Morgan Stanley Fairness Opinion, the consideration to be received by Shareholders pursuant to the Original Arrangement Agreement was fair, from a financial point of view, to the Shareholders (the material financial analyses performed by Morgan Stanley’s in connection with the delivery of the Morgan Stanley Fairness Opinion are summarized in Schedule F). After having taken into consideration the Morgan Stanley Fairness Opinion and such other matters as it considered relevant (including those under the heading “The Arrangement – Reasons for the Recommendation” in InterOil’s management information circular dated August 19, 2016, a copy of which is available available on SEDAR at www.sedar.com and EDGAR at www.sec.gov) and having received advice from its legal advisors, the Board unanimously determined (both with Dr. Hession abstaining from voting and with Dr. Hession voting) that the Original Arrangement was in the best interests of InterOil and the consideration payable thereunder is fair, from a financial point of view, to the Shareholders. Accordingly, the Board unanimously approved the Original Arrangement Agreement and resolved to recommend that Shareholders vote in favour of the resolution approving the Original Arrangement. In accordance with the terms of the Oil Search Agreement and the Original Arrangement Agreement, on July 21, 2016 (New York time) InterOil terminated the Oil Search Agreement and arranged for ExxonMobil to pay, on its behalf, a termination fee of $60,000,000. InterOil and ExxonMobil then entered into the Original Arrangement Agreement and immediately issued a joint press release announcing the execution of the Original Arrangement Agreement.

On August 19, 2016, InterOil mailed a Notice of Special Meeting and management information circular to its Securityholders in respect of the Original Arrangement. On September 21, 2016, over 80% of the votes cast by Securityholders at a special meeting of the Securityholders were cast in favour of the Original Arrangement (or over 90% if the Common Shares believed to be held by Mr. Phil Mulacek and his associates are excluded). On September 27, 2016, the Supreme Court of Yukon heard both Mr. Mulacek and InterOil’s submissions with respect to the Original Arrangement. After the close of business on October 7, 2016, the Supreme Court of Yukon rendered its decision and approved the Original Arrangement. Mr. Mulacek appealed the decision to the Court of Appeal of Yukon.

On November 4, 2016, the Court of Appeal of Yukon allowed the appeal by Mr. Mulacek and overturned the Supreme Court of Yukon’s approval of the Original Arrangement. In reviewing the Original Arrangement, the Yukon Court of Appeal found they had to be “satisfied [that] the shareholders were in a position to make an informed choice, both as to the value they would be giving up, and the value they would be receiving.” The Yukon Court of Appeal was concerned with the written fairness opinion of Morgan Stanley rendered to the Board and noted that it:

•	did not provide advice on the value of the CRP or the impact of the cap on the CRP (but assumed for purposes of its analysis that the value of the CRP was zero);

•	did not address the value of the Elk-Antelope Fields; and

•	was rendered by an advisor whose compensation was contingent on the completion of the Original Arrangement.

In addition, the Court of Appeal also found that the Supreme Court of Yukon should have considered and weighed the following concerns against the significant shareholder support for the Original Arrangement: the concern that the fairness opinion from Morgan Stanley may not be independent; the fact that Morgan Stanley’s written fairness opinion did not assess the value of the CRP (or the impact of the cap on the CRP) or the value of the Elk-Antelope Fields; the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate) and the governance deficiencies alleged by an employee of Paradigm Capital Inc.; the concern that the Chief Executive Officer of InterOil may be in a position of conflict due to his entitlement to receive certain payments on a change of control of InterOil; and the concern the that Transaction Committee may not be independent of management.

The Board had received detailed presentations, advice and information regarding the CRP, the impact of the cap on the CRP Payout, and the value of the Contingent Resources in the Elk-Antelope Fields in separate presentations provided by Morgan Stanley to assist the Board in understanding the basis for the fairness opinions rendered by Morgan Stanley in connection with the Oil Search Agreement and the Original Arrangement Agreement. These analyses were not included in the Morgan Stanley Fairness Opinion that was mailed to Securityholders on August 19, 2016, as InterOil, based on the advice of its external legal advisors, did not believe that such detailed disclosure was required or customary.

Following a careful consideration of the decisions of the Yukon Courts, the Board determined, in consultation with legal counsel, to reconvene the Transaction Committee to consider the Yukon Courts’ decisions and provide recommendations to the Board regarding the strategic options available to InterOil (including the option of remaining as a standalone company). Following the decision of the Court of Appeal of Yukon and prior to the announcement of the Arrangement Agreement, the Transaction Committee met formally a total of 13 times (generally twice per week). In addition, the Transaction Committee had numerous additional informal discussions among themselves and with the Transaction Committee’s independent advisors regarding InterOil’s strategic alternatives and other related matters. All decisions and deliberations of the Transaction Committee were conducted during in-camera sessions attended only by the Transaction Committee members and their independent legal counsel. In addition, a number of the Transaction Committee meetings were only attended by the Transaction Committee members and their independent legal counsel.

On November 6, 2016, the Transaction Committee reconvened for its first meeting following the decision of the Court of Appeal of Yukon. At the meeting, the Transaction Committee discussed the decisions of the Court of Appeal of Yukon and the Supreme Court of Yukon, InterOil’s options and obligations under the Original Arrangement Agreement and the engagement of an independent financial advisor. The Transaction Committee also determined to retain independent legal counsel.

Fasken Martineau DuMoulin LLP (“Fasken”) was retained as independent legal counsel by the Transaction Committee at a meeting on November 12, 2016 (Singapore time). At the meeting, Fasken provided an overview of the duties and obligations of the Transaction Committee in connection with its review and consideration of the Original Arrangement. The Transaction Committee also discussed its existing mandate and agreed that it should prepare and present an amended mandate to the Board for approval.

At a meeting held on November 14, 2016 (Singapore time), the Transaction Committee members discussed a draft amended and restated mandate and agreed to present the amended and restated mandate to the Board for approval. The amended and restated mandate, which was formally approved by the Board on November 14, 2016 (Singapore time), provided the Transaction Committee the authority to:

•	review and consider the decisions of the Yukon Courts and to take such action as the Transaction Committee deemed necessary, appropriate or advisable in response thereto and to make recommendations to the Board as to any such action and to supervise InterOil’s execution of any such action;

•	make recommendations to the Board as to any other action with respect to the Original Arrangement, including any potential modifications to the Original Arrangement;

•	conduct an assessment of any aspect of the Original Arrangement that the Transaction Committee deemed necessary, appropriate or advisable;

•	review and make recommendations to the Board concerning the terms of any arrangements with management of InterOil to ensure that best corporate governance practices are implemented;

•	direct management of InterOil to cooperate with the Transaction Committee and its advisors in such manner as the Transaction Committee may reasonably consider necessary, appropriate or advisable; and

•	engage independent counsel, independent financial advisors and other advisors that it determines to be necessary to permit it to carry out its duties.

The Transaction Committee also determined to seek expressions of interest from independent financial advisors to review the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Original Arrangement (or any amendment thereto) to Shareholders. The Transaction Committee ultimately determined to seek expressions of interest from three major Canadian banks with experience in the oil and gas industry to undertake such review, each of whom submitted initial proposals and one of whom subsequently declined to submit further proposals and meet with representatives of the Transaction Committee. On November 16, 2016, Dr. Armstrong and Mr. Nicholson, along with Fasken, met with representatives of two prospective independent financial advisors, including BMO, to receive presentations regarding their advisory proposals and proposed work plans.

Following discussions with management of InterOil, the Transaction Committee authorized management to meet with representatives of ExxonMobil on November 16, 2016 to consider the implications of the decision of the Yukon Court of Appeal on the terms and conditions of the Original Arrangement Agreement.

At a Transaction Committee meeting on November 18, 2016 (Singapore time), following a review of the interviews with the prospective independent financial advisors and upon the recommendation of Dr. Armstrong and Mr. Nicholson, the Transaction Committee appointed BMO as its independent financial advisor to review the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Original Arrangement to Shareholders. The terms of BMO’s engagement provided that BMO would receive a fixed-fee of $4 million for delivery of their opinion, regardless of the conclusion reached therein, regardless of whether the Arrangement Agreement was ultimately entered into and regardless of whether the Arrangement is ultimately completed.

On November 18, 2016, the Transaction Committee also agreed to direct management to engage GLJ to begin work on the Updated GLJ Certification in order to ensure that the Transaction Committee and BMO would have the most up-to-date independent resource evaluation possible for their analysis.

In the course of its deliberations, the Transaction Committee also had numerous discussions regarding InterOil’s financial position and recognized that the availability of additional capital would be important to InterOil on a going-forward basis, particularly in the event the Transaction Committee decided to recommend to the Board to continue as a standalone company. As such, in order to ensure that InterOil would have sufficient capital to meet its ongoing expenditure obligations, the Transaction Committee authorized management of InterOil to continue to explore the availability of additional funding options, including through debt or equity. Since mid-November 2016, management of InterOil has been in discussions with a number of parties regarding the possibility of raising additional capital. Management was informed by a number of financial advisors that raising capital through equity would be challenging given that the Common Shares were trading at a price that reflected the premium being offered by ExxonMobil under the Original Arrangement. Management has also been in discussions with a number of third party lenders regarding the possibility of debt financing. Discussions with third parties regarding both debt and equity funding are ongoing at this time and InterOil will provide an update to Securityholders if, and when, there are any material developments.

During the course of BMO’s engagement, BMO provided regular updates to the Chairman of the Transaction Committee, and the Transaction Committee as a whole, with respect to their progress on their mandate, approach to fairness and assumptions and financial analyses to be utilized in connection with the preparation of the BMO Fairness Opinion. The Transaction Committee also had detailed discussions with BMO regarding the alternatives available to InterOil, including the option of remaining as a standalone company relative to the option of proceeding with the Original Arrangement (or a variation thereof).

While the deliberations of the Transaction Committee progressed, management was requested to provide regular updates to the Transaction Committee regarding the status of drilling at Antelope-7, financing alternatives under consideration, operations, any communication with ExxonMobil, and other matters of relevance to the Transaction Committee’s deliberations. The Transaction Committee posed questions to management on such matters and provided regular guidance and oversight to management in respect of the ongoing discussions with ExxonMobil. Management of InterOil, in consultation with the Transaction Committee, remained in contact with their counterparts at ExxonMobil regarding the terms of the Original Arrangement Agreement and the parties’ obligations thereunder. Management’s discussions with their respective legal, financial and the commercial counterparts at ExxonMobil were focused on advancing and procuring additional information for the Transaction Committee in order to ensure that the Transaction Committee had all the information it needed to make a fully-informed recommendation.

On December 4, 2016, Dr. Armstrong, in his capacity as Chairman of the Transaction Committee, met with Mr. Brad Corson, President of ExxonMobil Upstream Ventures. Dr. Armstrong and Mr. Corson discussed certain terms that would need to be addressed in an amended and restated agreement should the Transaction Committee determine that it is in the best interests of InterOil to proceed with a transaction with ExxonMobil, including the approach to the extension of the Outside Date.

On December 6, 2016, the Transaction Committee met to receive updates from GLJ, on the Updated GLJ Certification, which indicated that the 1C estimate of Contingent Resources in the Elk-Antelope Fields is 6.83 tcfe, the 2C estimate of Contingent Resources is 7.80 tcfe and the 3C estimate of Contingent Resources is 8.95 tcfe. During the update from GLJ, the Transaction Committee requested that Mr. Keith Braaten of GLJ explain, in his professional opinion, why GLJ’s estimates in the Updated GLJ Certification were lower than the estimates in GLJ’s prior December 31, 2015 report (which estimated the volume of 1C Contingent Resources in the Elk-Antelope Fields to be 7.68 tcfe, the 2C estimate of Contingent Resources to be 10.18 tcfe and the 3C estimate of Contingent Resources to be 12.30 tcfe). Mr. Braaten advised the Transaction Committee that incorporating the data from the Antelope-6 appraisal well (which was not available at the time of GLJ’s certification as at December 31, 2015) was the biggest factor in GLJ’s lowered estimates, but noted other factors, including updated data which indicated that the fault interpretation moved slightly eastward and a reinterpretation of Antelope-4, also played a role in GLJ’s lowered estimates. At the meeting on December 6, 2016, the Transaction Committee also received an update from BMO regarding their progress on their mandate and a detailed presentation on their approach to fairness and financial analysis.

While the Transaction Committee continued to deliberate and review the strategic options available to InterOil, Dr. Armstrong met again with Mr. Corson on December 8, 2016 to discuss the terms of the draft amended and restated version of the Original Arrangement Agreement that had been delivered to InterOil by ExxonMobil on December 7, 2016.

At a Transaction Committee meeting held on December 9, 2016 (Singapore time), the Transaction Committee discussed a draft amended and restated version of the Original Arrangement Agreement that had been provided by ExxonMobil as well as InterOil’s response to the revised terms proposed by ExxonMobil. In addition to Dr. Armstrong’s ongoing negotiations with Mr. Corson regarding certain terms of the draft amended and restated version of the Original Arrangement Agreement, the Transaction Committee directed InterOil’s management and legal advisors (Goodmans and WLRK) to continue to negotiate the terms of the draft amended and restated version of the Original Arrangement Agreement with ExxonMobil.

At the request of the Transaction Committee, BMO made a detailed presentation to the Board on December 9, 2016 (Singapore time) which included a summary of their approach to fairness and financial analysis. Non-Transaction Committee members were given an opportunity to ask BMO questions.

At a Transaction Committee meeting held on December 12, 2016 (Singapore time), the Transaction Committee, in consultation with its legal counsel, discussed a potential extension of the outside date under the Original

Arrangement Agreement. ExxonMobil had informed Dr. Armstrong that they would consider a multiple week extension of the outside date under the Original Arrangement Agreement. The Transaction Committee ultimately determined that an extension of one week was in the best interests of InterOil and its Securityholders because the Transaction Committee believed that it would be ready to give a full recommendation to the Board within that timeframe and that Securityholders should be provided with an update on the Transaction Committee’s progress within a reasonable amount of time. As such, on December 12, 2016 (Singapore time), the Transaction Committee recommended to the Board a one week extension of the outside date under the Original Arrangement Agreement (being December 14, 2016). The Board considered the recommendation of the Transaction Committee and resolved (both with Dr. Hession and Mr. Taureka abstaining from voting and with Dr. Hession and Mr. Taureka voting) to enter into a one week extension of the outside date under the Original Arrangement Agreement, which was announced prior to the opening of markets in New York on December 13, 2016.

Also at the Transaction Committee meeting held on December 12, 2016 (Singapore time), and at the Transaction Committee Meeting held on December 13, 2016 (Singapore time), the Transaction Committee discussed the status of negotiations with ExxonMobil and provided Dr. Armstrong with direction for his further negotiations with Mr. Corson regarding the terms of the draft amended and restated version of the Original Arrangement Agreement.

From December 9, 2016 to December 13, 2016 Dr. Armstrong continued to negotiate specific terms of the draft amended and restated version of the Original Arrangement Agreement with Mr. Corson. The Transaction Committee also continued its discussions with BMO regarding its financial analysis, Fasken and, in respect of certain matters, management of InterOil regarding the strategic options available to InterOil.

At a meeting of the Transaction Committee held on December 15, 2016 (Singapore time), Dr. Armstrong summarized the terms that had been negotiated with ExxonMobil, including: an increase in the cap of the CRP Payout from 10 tcfe to 11 tcfe; the continued inclusion of the ability of InterOil to consider unsolicited Acquisition Proposals in accordance with the terms of the Arrangement Agreement (which ExxonMobil had previously attempted to eliminate, citing the prior shareholder approval of the Original Arrangement Agreement); and an increase in the Company Termination Fee from $67 million to $100 million to compensate ExxonMobil for the additional time, costs and expenses incurred by ExxonMobil in connection with the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement resulting from the fact that the Original Arrangement was not completed prior to the Outside Date (as defined in this Original Arrangement Agreement). Dr. Armstrong discussed the terms with the other members of the Transaction Committee and indicated that management of ExxonMobil would be prepared to recommend that ExxonMobil proceed with the Arrangement on such terms (subject to ExxonMobil undertaking and completing its internal review and approval process). BMO later joined the meeting and provided the Transaction Committee with a detailed presentation to the Transaction Committee to assist the Transaction Committee in understanding the basis for the BMO Fairness Opinion, which included analysis regarding the ExxonMobil Shares, the CRP, the implications of the cap on the CRP, the Elk-Antelope Fields, and the potential payments due to InterOil under the Total Sale Agreement. The Transaction Committee also discussed with BMO: (i) the assumptions, limitations, scope of review, financial analysis and approach to fairness for the BMO Fairness Opinion; (ii) various sensitivities on the financial analysis for the BMO Fairness Opinion, including the impact of various PRL 15 2C Resource certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case as defined in the BMO Fairness Opinion), development scenarios, commodity price scenarios, cost profiles and discount rates; (iii) the assumptions, analysis and conclusions summarized in the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate); (iv) the review of strategic alternatives conducted by InterOil; (v) InterOil’s liquidity position and the capital required to execute InterOil’s standalone plan; and (vi) various other considerations.

The Transaction Committee then received the oral opinion of BMO (subsequently confirmed in the BMO Fairness Opinion) to the effect that and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders. The Transaction Committee then considered, discussed and finalized its recommendation to the Board (see “Reasons for the Recommendation” below).

Following the Transaction Committee meeting on December 15, 2016 (Singapore time), the Board held a meeting to consider the Arrangement. In attendance at the meeting were all of the members of the Board, and representatives of WLRK, Goodmans, BMO and Fasken. The Transaction Committee provided a detailed update and report on the work the Transaction Committee had undertaken over a six week period and ultimately delivered to the Board its unanimous recommendation regarding the Arrangement (a copy of the Transaction Committee’s unanimous recommendation to the Board on December 15, 2016 is attached as Schedule N). The Board also received a detailed presentation from BMO to assist the Board in understanding the basis for its opinion. BMO then delivered its oral opinion (subsequently confirmed in the BMO Fairness Opinion) to the effect that and based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders. The independent directors of the Board then held an in-camera session attended by only independent (non-management) directors. During the in-camera session, the independent directors unanimously resolved that the Arrangement was in the best interests of InterOil and the consideration payable thereunder is fair to the Shareholders. Following the in-camera session, the whole Board unanimously resolved that the Arrangement was in the best interests of InterOil and the consideration payable thereunder is fair to the Shareholders. The Board then gave directions to management to finalize and enter into the Arrangement Agreement once ExxonMobil completed its internal review and confirmed that ExxonMobil was willing to proceed with the Arrangement.

After the close of markets in New York on December 15, 2016, ExxonMobil informed InterOil that it had completed its internal review and was prepared to execute the Arrangement Agreement. InterOil and ExxonMobil entered into the Arrangement Agreement and InterOil issued a news release announcing the Arrangement.

Morgan Stanley Fairness Opinion

Schedule F of this Information Circular contains a copy of the Morgan Stanley Fairness Opinion and a summary of the analysis made in the Morgan Stanley Fairness Opinion. The Transaction Committee believes that the Morgan Stanley Fairness Opinion and the summary of the analysis made in the Morgan Stanley Fairness Opinion should be included in this Information Circular to provide Securityholders with additional information regarding the background to the Original Arrangement. The summary has been included for informational purposes only and Securityholders are cautioned not to rely upon the Morgan Stanley Fairness Opinion or the summary of the analyses therein when considering the Arrangement, including as to how to vote or act on any matter with respect to the Arrangement.

Recommendation of the Transaction Committee

The Transaction Committee, having undertaken a thorough review of, and having carefully considered the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the terms of the Arrangement and other strategic alternatives, including the option of remaining as a standalone company, and after consulting with independent financial and legal advisors, including receiving the BMO Fairness Opinion (see “BMO Fairness Opinion” below) and multiple presentations from BMO, has unanimously determined: (i) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders; (ii) to recommend that the Board approve the Arrangement Agreement; and (iii) to recommend that the Board recommend to Securityholders that they vote in favour of the Arrangement Resolution.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered, the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the Arrangement and alternatives, including the option of remaining as a standalone company, and after consulting with InterOil’s financial and legal advisors, including having received the BMO Fairness Opinion (see “BMO Fairness Opinion” below), multiple presentations from BMO and the unanimous recommendation of the Transaction Committee, has unanimously determined (both with Dr. Hession and Mr. Taureka abstaining from voting and with Dr. Hession and Mr. Taureka voting) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by the Shareholders pursuant to the Arrangement is fair to Shareholders. Accordingly, the Board unanimously recommends that Securityholders vote in favour of the Arrangement Resolution.

30

Reasons for the Recommendation

Information and Factors Considered by the Transaction Committee

As described above, in making its recommendation, the Transaction Committee consulted with Fasken, received the BMO Fairness Opinion, reviewed a significant amount of information and considered a number of factors, including, without limitation, those listed below. The Transaction Committee has recommended the Arrangement based upon the totality of the information presented and considered by it. The following summary of the information and factors considered by the Transaction Committee is not intended to be exhaustive, but includes a summary of the material information and factors considered by the Transaction Committee in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Transaction Committee’s evaluation of the Arrangement, the Transaction Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The recommendation of the Transaction Committee was made after consideration of all of the factors noted below and other factors and in light of the Transaction Committee’s knowledge of the business, financial condition and prospects of InterOil and taking into account the advice of the Transaction Committee’s financial and legal advisors and legal counsel to InterOil. Individual members of the Transaction Committee may have assigned different weights to different factors. The following includes forward-looking information and readers are cautioned that actual results may vary.

•	Significant Premium to Shareholders. The Arrangement values the equity of InterOil at approximately $2.3 billion or $45.00 per Common Share, plus the potential value of the CRP. The Arrangement represents a premium to the closing price of the Common Shares on the NYSE on May 19, 2016 (Eastern time), the last trading day prior to the public announcement by InterOil and Oil Search of the Oil Search Agreement of approximately:

•	42.2% without giving effect to the potential value of the CRP (or if the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe);

•	62.3% if the volume of the PRL 15 2C Resources is 7.1 tcfe;

•	93.6% if the volume of the PRL 15 2C Resources is 8.5 tcfe; and

•	149.4% if the volume of the PRL 15 2C Resources is 11 tcfe, although the Transaction Committee noted that in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification, there was a less than 1% probability that the volume of PRL 2C Resources would equal or exceed 11 tcfe.

•	Shareholder Participation in Future Potential of the Elk-Antelope Fields. The Arrangement (through CRPs and the CRP Payout) provides Shareholders the ability to participate in potential upside of the resource volume of the Elk-Antelope Fields.

•	Size of the Contingent Resources in the Elk-Antelope Fields. Based on independent resource evaluations (including information provided by GLJ who, in their professional judgment, based on information available at the effective date of the Updated GLJ Certification, believe there is a less than 1% probability that the volume of Contingent Resources in the Elk-Antelope gas fields would equal or exceed 11 tcfe), the members of the Transaction Committee carefully considered the information available to them and concluded that it is unlikely that the Interim Resource Certification will be greater than 11 tcfe.

•

The Challenges Associated with Commercializing the Elk-Antelope Fields. Developing and bringing early stage resource assets into development involves a number of risks (see “Risk Factors”, “Information

Relating to InterOil – Project Funding” and “Information Relating to InterOil – Elk-Antelope Fields - Development Concept” for additional information). The Arrangement offers Securityholders certainty of value and the ability to participate in potential upside of the resource volume of the Elk-Antelope Fields, while simultaneously reducing Securityholders’ exposure to such risks.

•	Fairness Opinion of BMO. In the BMO Fairness Opinion, BMO concluded that, based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders. The terms of BMO’s engagement provide that BMO is to receive a fixed-fee for delivery of their fairness opinion regardless of the conclusion reached therein and regardless of whether the Arrangement Agreement was entered into or whether the Arrangement is ultimately completed. See “The Arrangement – BMO Fairness Opinion” and Schedule E.

•	Financial Advice. In connection with rendering the BMO Fairness Opinion, BMO provided the Transaction Committee with a detailed presentation to assist the Transaction Committee in understanding the basis for the BMO Fairness Opinion, which included analysis regarding the ExxonMobil Shares, the CRP, the implications of the cap on the CRP, the Elk-Antelope Fields, and the potential payments due to InterOil under the Total Sale Agreement. See “The Arrangement – Background to the Arrangement,” “The Arrangement – BMO Fairness Opinion” and Schedule E. The Transaction Committee also discussed with BMO: (i) the assumptions, limitations, scope of review, financial analysis and approach to fairness for the BMO Fairness Opinion; (ii) various sensitivities on the financial analysis for the BMO Fairness Opinion, including the impact of various PRL 15 2C Resource certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case as defined in the BMO Fairness Opinion), development scenarios, commodity price scenarios, cost profiles and discount rates; (iii) the assumptions, analysis and conclusions summarized in the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate); (iv) the review of strategic alternatives conducted by InterOil; (v) InterOil’s liquidity position and the capital required to execute InterOil’s standalone plan; and (vi) various other considerations.

•	Liquidity of the ExxonMobil Shares. The ExxonMobil Shares have historically been, and are expected to be at the Effective Time, highly liquid securities. The consideration to be paid to Shareholders pursuant to the Arrangement is comprised in part of ExxonMobil Shares, which should provide immediate liquidity to Shareholders should they wish to sell the ExxonMobil Shares they receive.

•	Certainty of Value. The portion of the Consideration comprised of ExxonMobil Shares to be paid to Shareholders pursuant to the Arrangement is fixed at $45.00 per Common Share and will be satisfied by issuing, in exchange for each Common Share, a number of ExxonMobil Shares equal to (i) $45.00, divided by (ii) the volume weighted average price of the ExxonMobil Shares on the NYSE for the 10 consecutive trading days ending on (and including) the second trading date immediately prior to the Effective Date. The fixed value (or floating exchange) nature of the consideration to be issued pursuant to the Arrangement provides certainty of value to the Shareholders.

•	InterOil’s Financial Condition and Prospects. The Transaction Committee reviewed InterOil’s current and historical financial condition, cash flow needs, liquidity, results of operations, business, competitive position and prospects as well as InterOil’s future business plan, work program and capital expenditure obligations and potential long-term value taking into account its future prospects, the potential contractual payments due under the Total Sale Agreement and risks if it were to remain as a standalone company. The material information reviewed by the Transaction Committee is summarized under the headings “Information Relating to InterOil – Project Funding” and “Information Relating to InterOil – Elk-Antelope Fields - Development Concept”.

•

Independence of the Transaction Committee. The Transaction Committee is comprised entirely of directors who are independent of InterOil (within the meaning of applicable securities laws) and the process undertaken by the Transaction Committee (described above) included the retention of Fasken as independent legal advisor and BMO as independent financial advisor. See “The Arrangement – Interests of Directors and Executive Officers of InterOil in the Arrangement – Independence of the Transaction Committee.”

•	Independence of the Board. At the time of the announcement of the Oil Search Agreement, the Board was composed of ten directors, eight of whom were independent (non-management) directors. At the time of the announcement of the Original Arrangement Agreement and the Arrangement Agreement, the Board was comprised of eight directors, six of whom were independent (non-management) directors.

•	Oil Search and Total Declined to Match. Based on the fact that Oil Search and Total S.A. chose not to exercise the right to match the consideration offered by the Original Arrangement (as contemplated by the terms of the Oil Search Agreement and the Total MoU), and no other third party submitted an alternative potentially superior proposal, the Transaction Committee viewed this as one of many indicators of fair value for the Common Shares (being the highest value that multiple arm’s length informed parties were willing to pay).

•	Antelope-7 Drilling. Under the Arrangement Agreement, InterOil is able to provide Securityholders with material information regarding the Antelope-7 appraisal well, which commenced drilling on November 2, 2016. As a result, Shareholders will have the most up-to-date information available regarding the Antelope-7 appraisal well at the time of the Meeting. See “Information Relating to InterOil – Elk-Antelope Fields - Appraisal History” and “Risk Factors – Risks Relating to InterOil”.

•	NYSE Listing. The ExxonMobil Shares issued pursuant to the Arrangement will be listed on the NYSE, which should allow the vast majority of Shareholders to receive and hold the ExxonMobil Shares issued pursuant to the Arrangement (including those Shareholders who are subject to eligible investments rules or guidelines).

•	Arm’s Length Negotiations. The Arrangement is the result of arm’s-length negotiations between InterOil and ExxonMobil which lasted for several months. The Board and the Transaction Committee took an active role in making all strategic decisions with respect to the Arrangement, and provided oversight, guidance and specific instructions to management in respect of the negotiations in respect of the Arrangement. In addition, Dr. Armstrong, in his capacity as Chairman of the Transaction Committee, negotiated and settled the final terms of the Arrangement Agreement directly with senior management of ExxonMobil.

•	Payment of the Termination Fee Contemplated by the Oil Search Agreement. The negotiations with ExxonMobil regarding the ExxonMobil Proposal in July 2016 (see “The Arrangement – Background to the Arrangement”) resulted in ExxonMobil having paid the $60,000,000 termination fee payable to Oil Search under the Oil Search Agreement.

•	Review of Strategic Alternatives. Since mid-2015, the Board considered and actively pursued, and the Transaction Committee considered, a range of potential strategic alternatives available to InterOil, including the potential shareholder value as assessed by InterOil and its financial advisors that could be expected to be generated by remaining a standalone company, as well as the potential benefits, risks and uncertainties associated with such alternatives. As an independent standalone entity and depending on the size of further payments under the Total Sale Agreement, InterOil could be required to raise additional funds through the capital markets in order to fund its ongoing commitments including its share of project development costs in respect of the Elk-Antelope Fields (which InterOil estimates to be in excess of $3.8 billion) – and such a standalone investment by InterOil would not be expended if the Arrangement is completed. See “The Arrangement – Background to the Arrangement”. The Transaction Committee also considered the process run by InterOil that ultimately led to the Arrangement (including their discussions with BMO on the process), and concluded that the process had been a rigorous, broad and competitive process run over an extended period of time that resulted in the proposed transaction with Oil Search and ultimately the superior proposal from ExxonMobil that Oil Search and Total S.A. declined to match. The Transaction Committee also noted that given the significant time that the Original Arrangement had been public, other entities have had the opportunity to put forward a superior offer and the fact that this has not occurred is indicative of the process having led to the best offer available in the market.

•	Probe of Strategic Alternatives. Since mid-2015, the Board directed InterOil’s management and advisors to probe and evaluate alternatives for InterOil and its assets. As part of these activities, InterOil contacted a number of third parties to gauge their interest in a variety of different transactions involving InterOil and its assets and elicited multiple bids and rebids. Prior to entering into the Oil Search Agreement, the Board determined, in consultation with the Transaction Committee and InterOil’s financial and legal advisors, that the proposals received with respect to the Asset Sale (after engaging with over 36 parties) were unattractive because they attributed less value to the corresponding assets than InterOil or its share price attributed to them at the time.

•	Participation in ExxonMobil Asset Base. Shareholders who retain the ExxonMobil Shares they receive in connection with the Arrangement will have the opportunity to participate in ExxonMobil’s diverse asset base and operations. ExxonMobil’s asset base includes an operating interest in the world-class PNG LNG Project.

•	Participation by Shareholders in Future Growth. Shareholders who retain the ExxonMobil Shares they receive in connection with the Arrangement will have the opportunity to participate in any future increase in the value of ExxonMobil.

•	Participation in ExxonMobil’s Dividend. Shareholders who retain the ExxonMobil Shares they receive in connection with the Arrangement will have the opportunity to participate in any future ExxonMobil dividends.

•	Support for the Interim Resource Certification. The Transaction Committee considered the interests of Securityholders in the Interim Resource Certification and the interests of ExxonMobil in the Interim Resource Certification and concluded that both will benefit from a higher certification of PRL 15 2C Resources and, as a result, both their interests are aligned. (See “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification”). In addition, to the extent the Interim Resource Certification is completed after the Effective Date, the CRP Agreement imposes a number of obligations on ExxonMobil with respect to the Interim Resource Certification, including the obligation to:

•	use commercially reasonable efforts to retain and consult with the current InterOil development team who has extensive knowledge of the Elk-Antelope Fields and the Interim Resource Certification process;

•	cause SPI (208) to enforce in good faith the Total Sale Agreement, and restricting the amendment of the Total Sale Agreement in certain ways that would negatively impact the Interim Resource Certification;

•	ensure that the PRL 15 2C Resource is determined in a manner consistent with the Interim Resource Certification procedure set out in the Total Sale Agreement;

•	support the drilling of the Antelope-7 well and procuring that the Interim Resource Certification does not commence until the conclusion of drilling and testing of Antelope-7; and

•	cause AcquisitionCo to, subject to Applicable Confidentiality Obligations, provide (i) periodic reports (but in any case no less frequently than on a quarterly basis) on the progress of the Interim Resource Certification to the Escrow Agent and the Holder Committee (and the Escrow Agent will, subject to Applicable Confidentiality Obligations, promptly provide a copy of any such report to a CRP Holder upon request free of charge), and (ii) copies to the Escrow Agent of all notices given to or by AcquisitionCo in relation to the Interim Resource Certification.

•	Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between InterOil and ExxonMobil. The Transaction Committee believes that the terms and conditions of the Arrangement Agreement, including the fact that InterOil’s and ExxonMobil’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with external legal advisors, reasonable in light of all applicable circumstances.

•	Negotiations with ExxonMobil. Based on the fact that the negotiations between InterOil and ExxonMobil were extensive, lasted for several months (see “The Arrangement – Background to the Arrangement”), and resulted in a significant increase from ExxonMobil’s previous offers and from the consideration contemplated by the Oil Search Agreement, the Board and the Transaction Committee believe that the Arrangement represents ExxonMobil’s highest price and the highest price reasonably attainable for the Shareholders in the near future.

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on InterOil’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Securityholders and after the Board determines, in good faith that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal. See “Transaction Agreements – Arrangement Agreement – Non-Solicitation”.

•	Timing. The Transaction Committee believes that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing Securityholders to receive the Consideration in a relatively short time frame.

•	Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated regulatory delays or issues, and the fact that the Arrangement is not subject to the approval of ExxonMobil’s shareholders increase the likelihood that the Arrangement will be completed.

•	Reasonable Termination Fee. The view of the Transaction Committee, after consultation with advisors, is that the Company Termination Fee of $100 million under the Arrangement Agreement would not preclude a third party from making a potential unsolicited Superior Proposal, and was within the range of termination fees that are considered customary for a transaction of the nature of the Arrangement.

•	Securityholder Approval is Required. Due to the fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Securityholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

•	Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness, procedurally and substantively, of the Arrangement to Shareholders.

•	Dissent Rights. The availability of Dissent Rights to the registered Shareholders with respect to the Arrangement.

The Transaction Committee also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Arrangement, including, without limitation:

•	Risk of Floating Exchange Ratio. The exchange ratio is floating and Securityholders will not receive the benefit of any potential increase in the value of the ExxonMobil Shares between the announcement of the Arrangement and the Effective Time.

•	The CRPs are Not Generally Transferable. The EVRs and CRPs will not be transferable and will not be listed on any exchange.

•	Risk and Uncertainty Associated with CRP Payouts. The CRP Payouts are subject to a number of risks, including, without limitation:

•	the volume of the PRL 15 2C Resources. The amount, if any, of a CRP Payout is uncertain, and may ultimately be zero. If the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe, then no payout from escrow will be made;

•	the CRP Payout (excluding any interest) is capped at a payment of approximately $33.94 per Common Share (assuming the aggregate CRP Payout is divided among holders of 51,082,771 EVRs) and, as a result, if the volume of the PRL 15 2C Resources is over 11 tcfe, Shareholders will not receive any additional consideration;

•	the fact that following completion of the Arrangement the Board and management of InterOil will no longer have direct control over the Interim Resource Certification process under the Total Sale Agreement, although noting that the Holder Committee, comprised of two current InterOil directors, will be entitled to periodic reporting from ExxonMobil as the Interim Resource Certification progresses; and

•	the fact that the CRP Payout, if any, is expected to be completed in the second quarter of 2017.

•	Uncertainty Regarding Completion of Arrangement. While the Transaction Committee expects the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to InterOil’s and ExxonMobil’s obligations to complete the Arrangement will be satisfied and, as a result, the Arrangement may not be consummated. See “Transaction Agreements – Arrangement Agreement – Mutual Conditions Precedent to the Consummation of the Arrangement,” “– Conditions Precedent to the Obligations of ExxonMobil” and “– Conditions Precedent to the Obligations of InterOil”.

•	Adverse Effect of Unconsummated Transaction. The Board and Transaction Committee considered the potential adverse effect on InterOil’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

•	Tax Treatment. The fact that the exchange of Common Shares for the Consideration pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations.”

•	Restrictions on InterOil’s Conduct of Business. The Arrangement Agreement contains restrictions on the conduct of InterOil’s business prior to the Effective Date, including generally requiring InterOil to conduct its business only in the ordinary course consistent with past practice and to not undertake various actions related to the conduct of its business without the prior written consent of ExxonMobil, in each case subject to specified limitations. These restrictions may delay or prevent InterOil from undertaking business opportunities that may arise pending completion of the Arrangement. See “Transaction Agreements – Arrangement Agreement – Ordinary Course of Business Covenants”.

•	Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts InterOil’s ability to solicit alternative acquisition proposals from a third party (see “Transaction Agreements – Arrangement Agreement – Non-Solicitation”). ExxonMobil conditioned its willingness to enter into the Arrangement Agreement on including these provisions. The Transaction Committee considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Shareholders and would not preclude the Board from being able to consider unsolicited proposals. In addition, the Transaction Committee received advice on the reasonableness of the Company Termination Fee (see “Reasonable Termination Fee” above).

•	Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of InterOil’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of InterOil would be disrupted by employee concerns or departures, or changes to or termination of InterOil’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

•	Change of Control Benefits. Certain of InterOil’s executive officers are entitled to change of control benefits in connection with the Arrangement. In addition, certain of InterOil’s executive officers are entitled to certain benefits in connection the termination of their employment following completion of the Arrangement. ExxonMobil has informed InterOil that it intends to terminate the executive officers of InterOil concurrently with the closing of the Arrangement. As a result, certain of InterOil’s executive officers could have interests that, aside from their interest as Shareholders and RSU Holders, are different from, or in addition to, those of Shareholders and RSU Holders generally. The Transaction Committee was aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement. See “The Arrangement - Interests of Directors and Executive Officers of InterOil in the Arrangement”.

Information and Factors Considered by the Board

As described above, in making its recommendations, the Board consulted with the Transaction Committee, InterOil’s management, WLRK, and Goodmans, received the BMO Fairness Opinion, reviewed a significant amount of information and considered a number of factors. These factors include the factors listed by the Transaction Committee (which are expressly endorsed by the Board), as well as those additional factors listed below. Some of the factors listed below and those listed by the Transaction Committee above include factors that the Board also considered when the Original Arrangement Agreement was approved. Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Board may have given different weight to various factors or items of information. The list of information and factors considered and given weight by the Board is not intended to be exhaustive.

•	Qualifications and Experience of the Transaction Committee. The Transaction Committee is comprised entirely of directors who are independent of InterOil (within the meaning of applicable securities laws) and who have a significant amount of experience in the oil and gas industry and as members of the boards of other corporations. See “The Arrangement – Interests of Directors and Executive Officers of InterOil in the Arrangement – Independence of the Transaction Committee” and “The Arrangement – Background to the Arrangement.”

•

Financial Advice. In connection with rendering the BMO Fairness Opinion, BMO provided the Board with a detailed presentation to assist the Board in understanding the basis for the BMO Fairness Opinion, which included analysis regarding the ExxonMobil Shares, the CRP, the implications of the cap on the CRP, the Elk-Antelope Fields, and the potential payments due to InterOil under the Total Sale Agreement. See The Arrangement – Background to the Arrangement,” “The Arrangement – BMO Fairness Opinion” and Schedule E. The Board also discussed with BMO: (i) the assumptions, limitations, scope of review, financial analysis and approach to fairness for the BMO Fairness Opinion; (ii) various sensitivities on the financial analysis for the BMO Fairness Opinion, including the impact of various PRL 15 2C Resource certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case as defined in the BMO Fairness Opinion), development scenarios, commodity price scenarios, cost profiles and discount rates; (iii) the assumptions, analysis and conclusions summarized in the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original

Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate); (iv) the review of strategic alternatives conducted by InterOil; (v) InterOil’s liquidity position and the capital required to execute InterOil’s standalone plan; and (vi) various other considerations.

•	Recommendation from the Transaction Committee. The Board considered the unanimous recommendation of the Transaction Committee that the Board approve the Arrangement Agreement.

•	Meetings of the Transaction Committee. Throughout the process leading up to the announcement of the Arrangement Agreement, the Transaction Committee met formally with its advisors on numerous occasions, and the members of the Transaction Committee had additional informal conferences among themselves, and with InterOil’s management.

•	In Camera Sessions. The Board continuously considered the necessity of, and held, in-camera sessions (comprised of only independent, non-management, directors).

•	Experience of Other Board Members. The Board is comprised of a variety of individuals who each have experience in matters that are beneficial to InterOil, its operations and to the process that ultimately resulted in the execution of the Arrangement Agreement. Each member of the Board relied on their own and their fellow Board members’ experience and took an active role in making all strategic decisions and providing oversight and specific instructions to management in respect thereof.

•	Institutional Investor Support. Based on information available to InterOil, the Original Arrangement received significant support from institutional investors who have internal investment and financial advisors to analyze proposed transactions.

•	Proxy Advisory Firm Support. Three leading proxy advisory firms, Institutional Shareholder Services, Glass Lewis & Co. and Egan-Jones Proxy Services, all recommended that shareholders vote in favour of the Original Arrangement and no proxy-advisory firms recommended that shareholders vote against the Original Arrangement.

•	InterOil’s Overall Response to the Yukon Court’s Decisions. Following a careful consideration of the decisions of the Yukon Courts, the Board and InterOil took a significant number of steps to address the concerns raised by those decisions, including, without limitation:

•	this Information Circular contains additional detailed disclosure regarding the Arrangement and InterOil in order to enable Securityholders to consider and vote on the Arrangement at the Meeting;

•	the Board reconvened the Transaction Committee, which is composed of members who are independent for purposes of all applicable securities laws, and provided them with a robust and active mandate, which the Transaction Committee fulfilled;

•	the Transaction Committee engaged independent counsel;

•	the Transaction Committee engaged BMO as an independent financial advisor on a fixed-fee basis and the Transaction Committee and the Board received the BMO Fairness Opinion (which includes significant detail and the analysis);

•	InterOil obtained a recent independent resource evaluation of the Elk-Antelope Fields to ensure the best estimate of the Contingent Resources in the Elk-Antelope Fields was available;

•

the Transaction Committee and the Board discussed with BMO the assumptions, analysis and conclusions summarized in the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate). Based upon, among other things, the Board’s discussion with BMO, the Board determined that the opinion of Paradigm Capital Inc. should not be relied upon; and

•	the Transaction Committee and the Board considered the risks and uncertainties associated with proceeding on a standalone basis (see “Information Relating to InterOil – Elk-Antelope Fields - Development Concept,” “Information Relating to InterOil – Project Funding” and “Risk Factors – Risks Relating to InterOil”).

BMO Fairness Opinion

Introduction

BMO was retained to act as financial advisor to the Transaction Committee, in which capacity BMO was asked to prepare and deliver to the Transaction Committee and the Board its written opinion as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. At the meetings of the Transaction Committee and the Board held on December 15, 2016 (Singapore time), BMO rendered its oral opinion, subsequently confirmed in the BMO Fairness Opinion, that based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, the Consideration to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view to the Shareholders.

The full text of the BMO Fairness Opinion, dated as of December 14, 2016, which sets forth, among other things, the assumptions made, matters considered and qualifications and limitations which the BMO Fairness Opinion is subject to, is attached to this Information Circular as Schedule E. Securityholders are encouraged to read the entire opinion carefully and in its entirety. The description of the BMO Fairness Opinion set forth below is qualified in its entirety by reference to the full text of the BMO Fairness Opinion.

Engagement of BMO Capital Markets

BMO was formally engaged by the Transaction Committee pursuant to an agreement dated November 18, 2016 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO received a fixed-fee of US$4.0 million from InterOil following delivery of its oral opinion to the Transaction Committee. No fees are or were payable to BMO under the Engagement Agreement that are contingent upon the conclusion reached by BMO in the BMO Fairness Opinion, InterOil’s entering into the Arrangement Agreement or the successful completion of the Arrangement or any other transaction. In addition, InterOil has agreed to reimburse BMO for all of its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement (including the reasonable fees and disbursements of its legal counsel) and to indemnify BMO (and other parties) against certain customary liabilities.

Credentials of BMO Capital Markets

BMO is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Arrangement.

The BMO Fairness Opinion represents the opinion of BMO, the form and content of which were approved for release by a committee of its officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

As used herein, “associated entity”, “affiliated entity”, “issuer insider” and “interested party” have the meanings ascribed to them in MI 61-101.

As at December 14, 2016, neither BMO, nor any of its affiliated entities:

•	was an associated or affiliated entity or issuer insider of ExxonMobil, InterOil or an interested party;

•	acted as an advisor to ExxonMobil, InterOil or an interested party in respect of the Arrangement (other than by virtue of performing its services under the Engagement Agreement);

•	had compensation that depends in whole or in part on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the BMO Fairness Opinion or the outcome of the Arrangement;

•	was a manager or co-manager of a soliciting dealer group for the Arrangement (or a member of such a group for the Arrangement performing services beyond the customary soliciting dealer’s function or receiving more than the per security or per security holder fees payable to the other members of the group);

•	was the external auditor of ExxonMobil, InterOil or an interested party;

•	had a material financial interest in the completion of the Arrangement;

•	had a material financial interest in future business under an agreement, commitment or understanding involving ExxonMobil, InterOil, an interested party or an associated or affiliated entity of ExxonMobil, InterOil or an interested party;

•	had, during the 24 months before BMO was initially contacted by the Transaction Committee regarding a potential advisory assignment in connection with the Arrangement:

•	a material involvement in an evaluation, appraisal or review of the financial condition of ExxonMobil, InterOil or an interested party or an associated or affiliated entity of any of them;

•	acted as a lead or co-lead underwriter of a distribution of securities of ExxonMobil or InterOil;

•	a material financial interest in a transaction involving ExxonMobil or an interested party; or

•	a material financial interest in a transaction involving InterOil;

•	was a lead or co-lead lender or manager of a lending syndicate in respect of the Arrangement; or

•	was a lender of a material amount of indebtedness in a situation where ExxonMobil, InterOil or any interested party is in financial difficulty, and the Arrangement would reasonably be expected to have the effect of materially enhancing the lender’s position.

As at December 14, 2016, BMO had not been engaged to provide any financial advisory services nor had it participated in any financings involving any party to the Arrangement within the past two years, other than by virtue of performing its services under the Engagement Agreement.

As at December 14, 2016, there were no understandings, agreements or commitments between BMO and any party to the Arrangement with respect to future business dealings. BMO or one or more of its affiliates may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the parties to the Arrangement from time to time.

BMO and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the parties to the Arrangement and, from time to time, may have executed or may execute transactions on behalf of one or more of the parties to the Arrangement for which BMO or such affiliates received or may receive compensation. As investment dealers, BMO and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the parties to the Arrangement or the Arrangement. In addition, Bank of Montreal, of which BMO is a wholly-owned subsidiary, or one or more affiliates of Bank of Montreal, may provide banking or other financial services to one or more of the parties to the Arrangement in the ordinary course of business.

As at December 14, 2016, BMO confirmed to the Transaction Committee that it believed that it was “independent” (as such term is used in Part 6 of MI 61-101) of all interested parties in the Arrangement.

Scope of Review

In connection with rendering the BMO Fairness Opinion, BMO reviewed and relied upon, or carried out, among other things, the following:

1.	the Original Arrangement Agreement and the schedules attached thereto (including the form of contingent resource payment agreement and plan of arrangement) as well as drafts of the Arrangement Agreement, CRP Agreement and Plan of Arrangement;

2.	a draft of this Information Circular provided to BMO on December 3, 2016;

3.	InterOil’s management information circular dated August 16, 2016 in connection with the Original Arrangement;

4.	InterOil’s management information circular dated June 24, 2016 in connection with the proposed arrangement involving InterOil and Oil Search Limited (the “Oil Search Transaction”);

5.	the Total Sale Agreement;

6.	certain court documents relating to the petition by InterOil for the final court order in connection with the Original Arrangement, including certain affidavits filed in opposition to the granting of such order;

7.	annual information form of InterOil dated March 30, 2016 for the fiscal year ended December 31, 2015;

8.	consolidated annual financial statements of InterOil for the years ended December 31, 2015, 2014 and 2013, together with the notes thereto and the auditors’ reports thereon;

9.	management’s discussion and analysis of the results of operations and financial condition for InterOil for the year ended December 31, 2015;

10.	unaudited interim consolidated financial statements for InterOil for the three and nine months ended September 30, 2016;

11.	management’s discussion and analysis of the results of operations and financial condition of InterOil for the three and nine months ended September 30, 2016;

12.	management information circular of InterOil dated April 25, 2016 distributed in connection with the annual and special meeting of shareholders held on June 14, 2016;

13.	material change report of InterOil dated August 1, 2016 in relation to the entering into of the Original Arrangement Agreement;

14.	certain other publicly-available information relating to the business, operations and financial condition of InterOil and other selected public companies BMO considered relevant;

15.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of InterOil relating to the business, operations and financial condition of InterOil;

16.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of InterOil;

17.	various board presentations prepared by management of InterOil and InterOil’s advisors;

18.	documents provided by InterOil relating to InterOil’s petroleum retention licenses and associated expenditures and work commitments;

19.	technical briefing presentations dated November 28, 2016 prepared by InterOil for BMO relating to the Elk-Antelope Fields and covering certain topics including, geophysics, petrophysics, geology, reservoir engineering, volumes and subsurface;

20.	a resource assessment for the Elk-Antelope Fields prepared by GCA and effective December 2013;

21.	resource assessments for the Elk, Antelope and Triceratops Gas Fields prepared by GLJ and effective December 31, 2015, December 31, 2014, December 31, 2013 and December 31, 2012, and resource assessments for the Elk-Antelope Fields prepared by GLJ and effective December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008;

22.	a press release titled “GCA and NSAI certification of Elk-Antelope fields completed” published by Oil Search and dated July 15, 2016;

23.	the Updated GLJ Certification;

24.	discussions with GLJ, including with respect to the assumptions and estimates involved in the preparation of Updated GLJ Certification;

25.	reports prepared by Weatherford Petroleum Consulting titled “ANT-5 and ANT-1 Report Addendum” dated 2016 and “Well Test Report on ANT5 Appraisal Well” dated 2015;

26.	reports prepared by Wood Mackenzie titled “Papua LNG – Upstream” dated August 3, 2016, “Papua LNG – Upstream” dated August 4, 2015 and “LNG Contracts” dated November 14, 2016;

27.	a presentation titled “Development Scheme” dated October 21, 2015 and financial forecasts relating to a one train development case prepared by Total;

28.	a presentation titled “Elk-Antelope Subsurface Update” dated November 25, 2016 prepared by Total;

29.	discussions with management of InterOil relating to InterOil’s current business, plans, financial condition and prospects, including in-person discussions in Toronto and Singapore with InterOil’s commercial and technical teams;

30.	a presentation prepared by a multinational bank outlining indicative project financing terms for the development and commercialization of the Elk-Antelope Fields;

31.	agreements relating to InterOil’s US$400 million senior secured capital expenditure facility arranged by Australia and New Zealand Banking Group Limited;

32.	discussions with management of InterOil relating to the review of strategic alternatives undertaken by InterOil;

33.	various proposals received by InterOil from parties contacted during its review of strategic alternatives;

34.	the trading history of InterOil and other selected public companies BMO considered relevant;

35.	public information with respect to selected precedent transactions BMO considered relevant;

36.	the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of InterOil;

37.	various reports published by equity research analysts and industry sources BMO considered relevant;

38.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the BMO Fairness Opinion is based, addressed to BMO and dated as of the date hereof, provided by senior officers of InterOil; and

39.	such other information, investigations, analyses and discussions as BMO considered necessary or appropriate in the circumstances.

BMO was not, to the best of its knowledge, denied access by InterOil to any information under InterOil’s control requested by BMO.

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer of InterOil represented to BMO that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to InterOil or any of its subsidiaries or any of their respective securities, material assets or liabilities that were prepared in the two years preceding December 14, 2016 and which were not provided to BMO. The Chief Executive Officer and the Chief Financial Officer of InterOil also represented to BMO that, to the best of their knowledge, information and belief after due inquiry, (a) there are no independent resource evaluations or certifications (whether complete or incomplete) relating to InterOil or any of its subsidiaries or any of their respective material assets that have been prepared in the two years preceding December 14, 2016 and that were in the possession of or available to InterOil which were not provided to BMO (other than independent resource evaluations or certifications that were superseded by a more current independent resource evaluation or certification performed by the same resource evaluator and provided that such current independent resource evaluation or certification were provided to BMO); and (b) there were no complete non-independent material resource evaluations or certifications relating to InterOil or any of its subsidiaries or any of their respective material assets, that were prepared in the two years preceding December 14, 2016 and that were in the possession of or available to InterOil which were not provided to BMO.

Assumptions and Limitations

BMO relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by it from public sources or provided to it by or on behalf of InterOil or otherwise obtained by it in connection with its engagement (the “Information”), subject to the exercise of its professional judgement. The BMO Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. BMO was not requested to, and did not assume any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. BMO assumed that forecasts, projections, estimates (including, without limitation, estimates of the volume of resources (including PRL 15 2C Resources)) and budgets provided to it and used in its analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgements of management of InterOil, having regard to InterOil’s business, plans, financial condition and prospects. Furthermore, BMO did not assume any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of InterOil.

In preparing the BMO Fairness Opinion, BMO assumed that the executed CRP Agreement (if any), and the executed Arrangement Agreement and the effective form of the Plan of Arrangement will not differ in any material respect from the forms that it reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses. BMO also assumed that the Interim Resource Certification will be conducted in accordance with the Total Sale Agreement. In addition, BMO assumed that there will be approximately 51.1 million Common Shares outstanding on the effective date of the Arrangement, that the representations and warranties in the Arrangement Agreement are true and correct as of December 14, 2016; and that any shareholder, court, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement.

The BMO Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of December 14, 2016 and the condition and prospects, financial and otherwise, of InterOil as they were reflected in the Information and as they were represented to BMO in discussions with management of InterOil and its representatives. In BMO’s analyses and in preparing the BMO Fairness Opinion, BMO made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond its control or that of any party involved in the Arrangement.

The BMO Fairness Opinion was provided to the Transaction Committee and the Board for their exclusive use only in considering the Arrangement. The BMO Fairness Opinion does not constitute a recommendation as to how the Transaction Committee, the Board of Directors or any Securityholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the BMO Fairness Opinion in its entirety and a summary thereof (in a form acceptable to BMO) in the Information Circular and the submission by InterOil of the BMO Fairness Opinion to any relevant court in connection with the approval of the Arrangement, the BMO Fairness Opinion is not to be disclosed, summarized or quoted from without BMO’s prior written consent.

BMO was not asked to prepare and did not prepare a formal valuation (within the meaning of MI 61-101 or otherwise) or appraisal of the securities or assets of InterOil, ExxonMobil, or any of their respective affiliates. The BMO Fairness Opinion is not, and should not be construed as, advice as to the price at which the securities of InterOil or ExxonMobil may trade at any time. BMO was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the BMO Fairness Opinion does not address any such matters. BMO relied upon, without independent verification, the assessment by InterOil and its tax and legal advisors with respect to such matters. BMO is not resource evaluators or resource auditors. In addition, the BMO Fairness Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to InterOil. BMO was not requested to solicit and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, InterOil or any other alternative transaction.

The preparation of the BMO Fairness Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the BMO Fairness Opinion. The BMO Fairness Opinion should be read in its entirety.

The BMO Fairness Opinion was rendered as of December 14, 2016 and BMO disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the BMO Fairness Opinion which may come or be brought to the attention of BMO after December 14, 2016. Without limiting the foregoing, if BMO learns that any of the information it relied upon in preparing the BMO Fairness Opinion was inaccurate, incomplete or misleading in any material respect, BMO reserves the right to change or withdraw the BMO Fairness Opinion.

Approach to Fairness

In arriving at its opinion as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders, BMO considered a number of factors including, but not limited to, the reference ranges per Common Share implied by its Consideration analyses (as described below under the heading “Analysis of Consideration”) as compared to the reference ranges per Common Share implied by its discounted cash flow analysis (as described below under the heading “Discounted Cash Flow Analysis”) and precedent transaction analysis (as described below under the heading “Precedent Transactions Analysis”).

Although not forming part of its financial analysis, BMO also considered a number of other factors in arriving at the BMO Fairness Opinion (as described below under the heading “Other Factors Considered”).

Financial Projections

In considering the fairness, from a financial point of view, of the Consideration to Shareholders, BMO reviewed certain projections of InterOil’s future financial and operating performance provided by management of InterOil. These projections (the “Projections”) include, among other things, assumptions, estimates and projections regarding the volume of PRL 15 2C Resources, future commodity prices, production levels, operating costs, capital costs, depreciation, taxes, royalties, project financing and abandonment costs which reflect (or reflected at the time of preparation) and continue to reflect the best currently available assumptions, estimates and judgements of management of InterOil and were prepared using the assumptions identified therein, which, in the reasonable belief of management of InterOil are (or were at the time of preparation) and continue to be reasonable in the circumstances. The Projections were provided in respect of two different Interim Resource Certification scenarios (and the related potential payments under the Total Sale Agreement). The first scenario (the “7.1 Tcfe Case”) assumes that PRL 15 2C Resources will be determined to be 7.1 tcfe pursuant to the Interim Resource Certification. The second scenario (the “8.5 Tcfe Case”) assumes that PRL 15 2C Resources will be determined to be 8.5 tcfe pursuant to the Interim Resource Certification.

BMO reviewed the estimates of independent resource evaluators for the volume of PRL 15 2C Resources available to BMO which incorporated the most recently drilled and tested PRL 15 well, Antelope 6. BMO did not rely upon the estimates of independent resource evaluators for the volume of PRL 15 2C Resources which did not incorporate information derived from such drilling and testing of Antelope 6. The independent resource evaluator estimates for the volume of PRL 15 2C Resources which BMO reviewed are summarized in the table below.

Independent Resource Evaluator	1C (P90(3))	2C (P50(3))	3C (P10(3))
2016 GLJ Petroleum Consultants Ltd. (tcfe)(1)	6.8	7.8	9.0
2016 Gaffney, Cline & Associates (tcfe)(2)	5.6	6.9	7.7
2016 Netherland, Sewell & Associates, Inc. (tcfe)(2)	4.9	6.1	8.2

Note: Figures are not directly comparable to those published by independent resource evaluators because they are calculated pursuant to Part 2 (Calculation of PRL 15 2C Resources and PRL 15 2P Resource) of Schedule 4 of the Total Sale Agreement. PRL 15 2C Resources is calculated as 2C Hydrocarbon Gas (as defined in the Total Sale Agreement) plus 2C Condensate (as defined in the Total Sale Agreement) converted at the Conversion Rate (as defined in the Total Sale Agreement). 2C Hydrocarbon Gas was estimated by applying a shrinkage factor to the raw gas estimates published by each independent resource evaluator.

1.	Assumes 7.5% raw gas shrinkage as per GLJ.
2.	Assumes raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf) as per the resource assessment for the Elk-Antelope Fields prepared by GCA effective December 2013 for GCA and Netherland, Sewell & Associates, Inc.
3.	In accordance with the Petroleum Resource Management System (PRMS) and The Canadian Oil and Gas Evaluation Handbook (COGE Handbook) contingent resources are defined in 3 categories; P90 – at least a 90% probability that the quantities actually recovered will equal or exceed the estimated resources; P50 – at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated resources; P10 – at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated resources.

BMO observed that the volumes of PRL 15 2C Resources assumed in the 7.1 Tcfe Case and 8.5 Tcfe Case were in line with those estimates of independent resource evaluators for the volume of PRL 15 2C Resources reviewed by BMO that incorporated the most recently drilled and tested appraisal well in the Elk-Antelope Fields (being the Antelope-6 appraisal well). BMO also observed, based on information provided by GLJ, that in the professional judgement of GLJ, based on information available at the effective date of the Updated GLJ Certification, there was a less than 1% probability that the volume of the PRL 15 2C Resources would equal or exceed 11 tcfe.

The Projections (including commodity price and cost assumptions and estimates) are forecasted in nominal terms, assuming a 2.0% annual rate of inflation. The Projections are for the years 2017 through 2051 and assume in each case that the back-in right (the “Back-in Right”) of the Government of Papua New Guinea and certain landowners (as described in InterOil’s Annual Information Form for the year ended December 31, 2015) is exercised on January 1, 2019. A summary of the Projections is presented below in respect of the two Interim Resource Certification scenarios.

7.1 Tcfe Case

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Commodity Prices
Brent Benchmark ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
Realized Prices(1)
Condensate ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
LNG ($/mcf)	$8.80	$8.97	$9.15	$9.34	$9.52	$9.71	$9.91	$10.11	$10.31	$10.51	$10.72	$10.94	$11.16	$11.38	$11.61	$11.84	$12.08

Production
Condensate (mbcpd)	—	—	—	—	—	—	5	5	5	5	5	4	4	4	4	4	4
Gas (mmcfpd)	—	—	—	—	—	—	248	248	248	249	248	248	248	249	248	249	248

Total Production (mmcfepd)	—	—	—	—	—	—	279	278	277	278	276	275	275	275	273	273	272

Cash Flows
Revenue	—	—	—	—	—	—	$1,101	$1,123	$1,139	$1,162	$1,178	$1,202	$1,219	$1,244	$1,261	$1,287	$1,305
EBITDA	($8)	($9)	($7)	($7)	($7)	($101)	$937	$955	$969	$988	$1,001	$1,021	$1,035	$1,056	$1,070	$1,092	$1,106
Cash Taxes	—	—	—	—	—	—	($91)	($137)	($138)	($141)	($142)	($145)	($146)	($149)	($148)	($151)	($331)
Capex	($291)	($246)	($930)	($1,414)	($1,154)	($395)	—	—	—	—	—	—	—	—	($43)	—	—
Unlevered Free Cash Flow(2,4)	($300)	($254)	($779)	($1,421)	($1,161)	($496)	$846	$818	$830	$847	$859	$877	$890	$907	$879	$941	$776
Levered Free Cash Flow(3,4)	($92)	($81)	($244)	($450)	($387)	($198)	$519	$551	$505	$531	$554	$581	$604	$632	$613	$685	$531

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	$580	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	$517	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	$65	—	—	—	—	—	—	—	—	—	—

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051

Commodity Prices
Brent Benchmark ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
Realized Prices(1)
Condensate ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
LNG ($/mcf)	$12.32	$12.56	$12.82	$13.07	$13.33	$13.60	$13.87	$14.15	$14.43	$14.72	$15.02	$15.32	$15.62	$15.94	$16.25	$16.58	$16.91	$17.25

Production
Condensate (mbcpd)	4	4	4	3	3	3	2	2	1	1	1	1	1	—	—	—	—	—
Gas (mmcfpd)	249	248	248	248	248	248	224	143	119	97	78	60	44	—	—	—	—	—

Total Production (mmcfepd)	272	271	270	269	269	267	236	152	127	104	83	65	47	—	—	—	—	—

Cash Flows
Revenue	$1,330	$1,350	$1,376	$1,396	$1,420	$1,438	$1,293	$853	$725	$605	$494	$391	$290	—	—	—	—	—
EBITDA	$1,128	$1,144	$1,166	$1,182	$1,202	$1,217	$1,076	$658	$535	$417	$310	$210	$111	—	—	—	—	—
Cash Taxes	($337)	($342)	($348)	($353)	($359)	($363)	($321)	($197)	($160)	($125)	($93)	($63)	($33)	—	—	—	—	—
Capex	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow(2,4)	$791	$802	$818	$829	$843	$853	$755	$461	$374	$292	$217	$147	($321)	($271)	—	—	—	—
Levered Free Cash Flow(3,4)	$555	$576	$602	$623	$870	$883	$788	$496	$411	$330	$256	$187	($282)	($271)	—	—	—	—

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Note: Values shown in US$ mm unless otherwise specified and on a net equity interest basis.

1.	Condensate ($/bbl) realized price assumes a $0.00/bbl differential to Brent; LNG ($/mcf) realized price assumes a 12.5% slope to Brent and a $0.50/mcf base (constant) price.
2.	Calculated as EBITDA less Cash Taxes less Royalties less Abandonment Costs less Capex.
3.	Calculated as EBITDA less Interest Costs less Cash Taxes less Royalties less Abandonment Costs less Capex plus Debt Drawdown less Debt Repayment.
4.	Includes proceeds from Back-in Right payment. Back-in Right payment reduced by amount owed to Pacific Exploration & Production Corp. if InterOil equity interest drops below 30%.
5.	Net of carry cost deduction.

8.5 Tcfe Case

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Commodity Prices
Brent Benchmark ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
Realized Prices(1)
Condensate ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
LNG ($/mcf)	$8.80	$8.97	$9.15	$9.34	$9.52	$9.71	$9.91	$10.11	$10.31	$10.51	$10.72	$10.94	$11.16	$11.38	$11.61	$11.84	$12.08

Production
Condensate (mbcpd)	—	—	—	—	—	—	5	5	5	5	5	4	4	4	4	4	4
Gas (mmcfpd)	—	—	—	—	—	—	248	248	248	249	248	248	248	249	248	249	248

Total Production (mmcfepd)	—	—	—	—	—	—	279	278	277	278	276	275	275	275	273	273	272

Cash Flows
Revenue	—	—	—	—	—	—	$1,101	$1,123	$1,139	$1,162	$1,178	$1,202	$1,219	$1,244	$1,261	$1,287	$1,305
EBITDA	($8)	($9)	($7)	($7)	($7)	($101)	$937	$955	$969	$988	$1,001	$1,021	$1,035	$1,056	$1,070	$1,092	$1,106
Cash Taxes	—	—	—	—	—	—	($91)	($137)	($138)	($141)	($142)	($145)	($146)	($149)	($148)	($151)	($331)
Capex	($291)	($246)	($930)	($1,414)	($1,154)	($395)	—	—	—	—	—	—	—	—	($43)	—	—
Unlevered Free Cash Flow(2,4)	($300)	($254)	($779)	($1,421)	($1,161)	($496)	$846	$818	$830	$847	$859	$877	$890	$907	$879	$941	$776
Levered Free Cash Flow(3,4)	($92)	($81)	($244)	($450)	($387)	($198)	$519	$551	$505	$531	$554	$581	$604	$632	$613	$685	$531

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	$1,150	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	$517	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	$65	—	—	—	—	—	—	—	—	—	—

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051

Commodity Prices
Brent Benchmark ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
Realized Prices(1)
Condensate ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
LNG ($/mcf)	$12.32	$12.56	$12.82	$13.07	$13.33	$13.60	$13.87	$14.15	$14.43	$14.72	$15.02	$15.32	$15.62	$15.94	$16.25	$16.58	$16.91	$17.25

Production
Condensate (mbcpd)	4	4	4	3	3	3	3	3	3	3	3	2	1	1	1	1	1	—
Gas (mmcfpd)	249	248	248	248	248	248	248	248	248	248	248	148	119	97	78	60	44	—

Total Production (mmcfepd)	272	271	270	269	269	268	267	267	266	265	265	158	127	104	83	65	47	—

Cash Flows
Revenue	$1,330	$1,350	$1,376	$1,396	$1,420	$1,444	$1,473	$1,494	$1,519	$1,545	$1,580	$957	$785	$654	$535	$424	$314	—
EBITDA	$1,128	$1,144	$1,166	$1,182	$1,202	$1,222	$1,246	$1,263	$1,284	$1,306	$1,336	$744	$579	$452	$335	$227	$121	—
Cash Taxes	($337)	($342)	($348)	($353)	($359)	($365)	($372)	($379)	($385)	($392)	($401)	($223)	($174)	($136)	($101)	($68)	($36)	—
Capex	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow(2,4)	$791	$802	$818	$829	$843	$857	$874	$884	$899	$914	$935	$521	$405	$316	$235	$159	($347)	($294)
Levered Free Cash Flow(3,4)	$555	$576	$602	$623	$870	$887	$907	$920	$938	$957	$981	$570	$456	$368	$288	$213	($294)	($294)

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Note: Values shown in US$ mm unless otherwise specified and on a net equity interest basis.

1.	Condensate ($/bbl) realized price assumes a $0.00/bbl differential to Brent; LNG ($/mcf) realized price assumes a 12.5% slope to Brent and a $0.50/mcf base (constant) price.
2.	Calculated as EBITDA less Cash Taxes less Royalties less Abandonment Costs less Capex.
3.	Calculated as EBITDA less Interest Costs less Cash Taxes less Royalties less Abandonment Costs less Capex plus Debt Drawdown less Debt Repayment.
4.	Includes proceeds from Back-in Right payment. Back-in Right payment reduced by amount owed to Pacific Exploration & Production Corp. if InterOil equity interest drops below 30%.
5.	Net of carry cost deduction.

Analysis of Consideration

The portion of the Consideration comprised of ExxonMobil Shares to be paid to Shareholders pursuant to the Arrangement is fixed at US$45.00 per Common Share and will be satisfied by issuing, in exchange for each Common Share held, a number of ExxonMobil Shares equal to (i) US$45.00, divided by (ii) the volume weighted average price of ExxonMobil Shares on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the effective date of the Arrangement.

In evaluating the portion of the Consideration comprised of ExxonMobil Shares, BMO is of the view that the trading price of ExxonMobil Shares represents a reasonable proxy for the value of ExxonMobil Shares. ExxonMobil Shares are highly liquid. During the twelve (12) month period preceding the date the Original Arrangement Agreement was entered into, ExxonMobil had a public float of approximately 4.1 billion ExxonMobil Shares, the aggregate trading volume of ExxonMobil Shares on the NYSE was approximately 1.2 billion, there were approximately 4 million trades in ExxonMobil Shares on the NYSE and the aggregate value of trades in ExxonMobil Shares on the NYSE was approximately US$96 billion. In addition, ExxonMobil had a market value of approximately US$375 billion during the month of June 2016, the calendar month preceding the calendar month in which the Original Arrangement Agreement was entered into (based on the arithmetic average of the closing prices of ExxonMobil Shares on the NYSE for each trading day during the month of June 2016). The ExxonMobil Shares to be issued as a portion of the Consideration represent approximately 6 days of trading of ExxonMobil Shares based on the 30-day average trading volume of ExxonMobil Shares on the NYSE as at July 20, 2016. BMO is of the view that there is a liquid market for ExxonMobil Shares as such term is used in Part 1 of MI 61-101. Having regard to the foregoing, BMO is of the view that the portion of the Consideration comprised of ExxonMobil Shares should be considered equivalent to US$45.00 per Common Share.

In evaluating the portion of the Consideration comprised of ExxonMobil Shares, BMO made no downward adjustment to reflect the liquidity of ExxonMobil Shares, the effect of the Arrangement on ExxonMobil Shares or the fact that individually the ExxonMobil Shares do not form part of a controlling interest.

In evaluating the portion of the Consideration comprised of CRPs, BMO calculated the net present value (“NPV”) of a CRP based on the payouts required in respect thereof under each of the 7.1 Tcfe Case and the 8.5 Tcfe Case. BMO applied a discount rate of 12%, based on the mid-point of BMO’s assessment of InterOil’s estimated weighted average cost of capital range of 11.5% to 12.5%, to calculate the NPV of a CRP as at December 31, 2016. For purposes of this analysis, BMO assumed, based on information provided by management of InterOil and its review of the Total Sale Agreement and CRP Agreement, that any payouts required in respect of a CRP will be made to holders thereof on July 15, 2017. BMO noted that there can be no assurance as to when, or if, any payouts will be made in respect of a CRP.

In evaluating the portion of the Consideration comprised of the CRP, BMO made no downward adjustment to reflect the illiquidity of a CRP.

These analyses indicated the approximate implied per Common Share Consideration reference ranges described in the table below.

	PRL 15 2C Resources Interim Resource Certification Scenario
	7.1 Tcfe Case		8.5 Tcfe Case
ExxonMobil Share Consideration	US$	45.00	US$	45.00
Implied CRP Payout	US$	325 mm	US$	838 mm
Fully Diluted Common Shares Outstanding		51.1		51.1
Implied CRP Payout Per Common Share	US$	6.37	US$	16.41
NPV of CRP Payout per Common Share	US$	5.99	US$	15.44
Implied Per Common Share Consideration Reference Range	US$	50.99	US$	60.44

Discounted Cash Flow Analysis

BMO performed a discounted cash flow analysis for InterOil by calculating the estimated present value of (i) the levered, after-tax free cash flows that InterOil was forecasted to generate during the calendar year ending December 31, 2017 through the calendar year ending December 31, 2051 based on the Projections in respect of each of the 7.1 Tcfe Case and the 8.5 Tcfe Case, and (ii) the unlevered, after-tax free cash flows that InterOil was expected to generate pursuant to the Total Sale Agreement based on the Projections in respect of each such case.

BMO noted that the Projections did not include estimated future cash flows for InterOil’s exploration assets (other than PRL 15) given the challenges associated with forecasting cash flows for such early stage assets. However, for the purposes of the discounted cash flow analysis, BMO included the average of equity research analyst net asset value estimates available to BMO (which average was US$272 million) for these assets in calculating an implied per Common Share discounted cash flow reference range. BMO noted that given (i) the uncertain economics of these exploration assets, (ii) the near term funding required to maintain InterOil’s interest in these exploration assets, and (iii) the market feedback provided in respect of these exploration assets from the review of strategic alternatives undertaken by InterOil, the average of equity research analyst net asset value estimates available to BMO for these exploration assets may overstate their value. BMO also considered the book value of these assets.

In connection with the discounted cash flow analysis, BMO also reviewed and considered whether any synergies would accrue to ExxonMobil, as well as other potential acquirors, through the acquisition of 100% of the Common Shares. BMO concluded that there would be synergies available to ExxonMobil (and certain other potential acquirors) as a result of: (i) elimination of the costs of being a publicly-listed entity; and (ii) savings of certain other corporate expenses, including, among other things, management, legal, rent, finance, and human resources expenses. Based on information provided by management of InterOil, BMO estimated that the amount of annual corporate expense synergies that could reasonably be achieved by ExxonMobil (and certain other potential acquirors) to be approximately US$32 million and that the one-time costs required to achieve such synergies would be approximately US$5 million (such corporate expense synergies, net of such one-time costs, the “Base Synergies”).

In assessing the amount of the Base Synergies to include in the discounted cash flow analysis, BMO considered the amount a successful acquiror might pay, in an open auction, in respect of the Base Synergies. BMO believed that a successful acquiror of InterOil would, in an open auction, potentially pay for all of the Base Synergies and therefore included 100% of the Base Synergies in the discounted cash flow analysis. As such, BMO reflected the Base Synergies in the discounted cash flow analysis beginning in 2017.

BMO understood from discussions with management of InterOil and disclosure in connection with the Oil Search Transaction that ExxonMobil may also be able to achieve certain other operating cost and capital cost synergies in relation to the development and commercialization of the Elk-Antelope Fields via the Papua LNG Facility by virtue of its ownership in, and operatorship of, a producing LNG facility located adjacent to the proposed site for the Papua LNG Facility. For the purposes of the discounted cash flow analysis, BMO did not include any such additional synergies (above the Base Synergies), as it is unclear whether other potential acquirors would be able to capture any portion of these synergies and hence, whether a prudent and informed buyer, in an open auction, would pay for such additional synergies.

The present values (as at December 31, 2016) of the levered, after-tax free cash flows that InterOil was forecasted to generate (the “DCF of Cash Flows”) were calculated by applying a selected range of discount rates of 15% to 17% based on BMO’s assessment of InterOil’s estimated cost of equity. BMO did not include a country risk premium in its assessment of InterOil’s estimated cost of equity. According to Aswath Damodaran’s July 2016 publication “Country Default Spreads and Risk Premiums”, the estimated country risk premium for Papua New Guinea is approximately 9%. BMO did not feel that applying a country risk premium of that magnitude was appropriate in this case given that InterOil was forecasted to generate cash flows from the export of a commodity priced in a global market and the fact that Papua New Guinea has an established LNG export industry (which industry represents a significant component of its GDP) and fiscal regime. In the absence of another benchmark BMO considered appropriate, BMO used a country risk premium of 0% and noted that this may actually understate the risk associated with the country and therefore represented a conservative approach in their analysis.

The present values (as at December 31, 2016) of the potential payments under the Total Sale Agreement (the “DCF of Total Payments”) were calculated by applying a discount rate of 12%, based on the mid-point of BMO’s assessment of InterOil’s estimated weighted average cost of capital range of 11.5% to 12.5%. For purposes of their analysis, BMO assumed, based on information provided by management of InterOil and BMO’s review of the Total Sale Agreement, that the potential payments under the Total Sale Agreement will be made as follows: the Interim Resource Payment (as defined in the Total Sale Agreement) on July 1, 2017, the FID Payment (as defined in the Total Sale Agreement) on June 30, 2019 and the First Cargo Payment (as defined in the Total Sale Agreement) on January 1, 2023. BMO also assumed that no Wildcard Payment or Final Resource Payment (each as defined in the Total Sale Agreement) will be made under the Total Sale Agreement, based on the assumption that the volume of PRL 15 2P Resource (as defined in Schedule 4 of the Total Sale Agreement) will be consistent with the volume of

PRL 15 2C Resources determined pursuant to the Interim Resource Certification (on the basis that the estimates of the volume of PRL 15 2C Resources provided in the two Interim Resource Certification scenarios represent the best currently available estimates of management of InterOil for the volume of PRL 15 2P Resource).

An implied per Common Share discounted cash flow reference range was calculated by adjusting the sum of the DCF of Cash Flows plus the DCF of Total Payments for: (i) the average of equity research analyst net asset value estimates available to BMO for InterOil’s exploration assets (other than PRL 15); (ii) InterOil’s estimated balance sheet as at December 31, 2016 as provided by management of InterOil; (iii) an estimated US$17 million of value attributable to InterOil’s Canadian tax pools; and (iv) InterOil’s fully diluted Common Shares outstanding.

The discounted cash flow analysis indicated the approximate implied per Common Share discounted cash flow reference ranges for the Common Shares summarized in the table below.

	PRL 15 2C Resources Interim Resource Certification Scenario
	7.1 Tcfe Case		8.5 Tcfe Case
Implied per Common Share Discounted Cash Flow Reference Range (15% Cost of Equity and 12% Weighted Average Cost of Capital)(1)	US$	32.83	US$	45.20
Implied per Common Share Discounted Cash Flow Reference Range (17% Cost of Equity and 12% Weighted Average Cost of Capital)(1)	US$	27.66	US$	39.35

1.	Calculated using mid-year discounting for the DCF of Cash Flows.

BMO also performed and considered various sensitivity analyses on the discounted cash flow analysis that they considered relevant, including among other things, the impact of various Interim Resource Certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case), development scenarios, commodity price scenarios, cost profiles and discount rates, and the implications of the cap on the CRP.

Net Asset Value Analysis

BMO performed a net asset value analysis for InterOil by calculating the estimated present value of (i) the unlevered, after-tax free cash flows that InterOil was forecasted to generate during the calendar year ending December 31, 2017 through the calendar year ending December 31, 2051 based on the Projections in respect of each of the 7.1 Tcfe Case and the 8.5 Tcfe Case adjusted to reflect the median of equity research analysts estimates for future commodity prices (as per FactSet) rather than the estimates for future commodity prices provided by management of InterOil, and (ii) the unlevered, after-tax free cash flows that InterOil was expected to generate pursuant to the Total Sale Agreement based on the Projections in respect of each such case.

The present values (as at December 31, 2016) of the unlevered, after-tax free cash flows that InterOil was forecasted to generate (the “NAV of Cash Flows”) were calculated by applying a discount rate of 10%, which represents the discount rate commonly used by energy sector equity research analysts in calculating net asset values.

The present values (as at December 31, 2016) of the potential payments under the Total Sale Agreement (the “NAV of Total Payments”) were also calculated by applying a discount rate of 10% under this analysis. For purposes of their analysis, BMO assumed, based on information provided by management of InterOil and BMO’s review of the Total Sale Agreement, that the potential payments under the Total Sale Agreement will be made as follows: the Interim Resource Payment (as defined in the Total Sale Agreement) on July 1, 2017, the FID Payment (as defined in the Total Sale Agreement) on June 30, 2019 and the First Cargo Payment (as defined in the Total Sale Agreement) on January 1, 2023 (note that each of the aforementioned payments are also summarized in this Information Circular under the heading “Information Relating to InterOil – Total Sale Agreement”). BMO also assumed that no Wildcard Payment or Final Resource Payment (each as defined in the Total Sale Agreement) will be made under the Total Sale Agreement, based on the assumption that the volume of PRL 15 2P Resource (as defined in Schedule 4 of the Total Sale Agreement) will be consistent with the volume of PRL 15 2C Resources determined pursuant to the

Interim Resource Certification (on the basis that the estimates of the volume of PRL 15 2C Resources provided in the two Interim Resource Certification scenarios represent the best currently available estimates of management of InterOil for the volume of PRL 15 2P Resource).

An implied per Common Share net asset value reference range was calculated by adjusting the sum of the NAV of Cash Flows plus the NAV of Total Payments for: (i) the average of equity research analyst net asset value estimates available to BMO for InterOil’s exploration assets (other than PRL 15); (ii) InterOil’s estimated balance sheet as at December 31, 2016 as provided by management of InterOil; (iii) an estimated US$17 million of value attributable to InterOil’s Canadian tax pools; and (iv) InterOil’s fully diluted Common Shares outstanding.

The net asset value analysis indicated the approximate implied per Common Share net asset value reference ranges for the Common Shares summarized in the table below.

	PRL 15 2C Resources Interim Resource Certification Scenario
	7.1 Tcfe Case		8.5 Tcfe Case
Implied per Common Share Net Asset Value Reference Range (10% Discount Rate) (1)	US$	25.17	US$	40.93

1.	Calculated using mid-year discounting for the NAV of Cash Flows.

BMO also performed and considered various sensitivity analyses on the net asset value analysis that they considered relevant, including among other things, the impact of various Interim Resource Certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case), development scenarios, commodity price scenarios, cost profiles and discount rates.

Precedent Transactions Analysis

BMO reviewed the purchase prices and transaction multiples paid in selected precedent transactions that BMO, based on its experience in the energy industry, considered relevant.

BMO primarily analyzed (i) the multiple of enterprise value to 2C resource at the date of each precedent transaction (the “Unadjusted EV / 2C Resource (mcfe)”); (ii) the multiple of enterprise value, adjusted for the percentage change in the spot Brent crude oil price from the date of each precedent transaction to December 13, 2016, to 2C resource at the date of each precedent transaction (the “Adjusted EV / 2C Resource (mcfe))”; and (iii) the multiple of price to net asset value based on the average of equity research analyst estimates of the net asset value at the date of each precedent transaction available to BMO. BMO analyzed these multiples for select transactions since 2009 in which the target companies were energy companies with similar asset characteristics and risk profiles to InterOil.

The selected precedent transactions were:

Date Announced	Acquirer	Target
18-Aug-09	ENGIE	Santos (Bonaparte LNG)
17-Dec-10	KOGAS/Total	Santos (GLNG)
21-Apr-11	Sinopec	Conoco & Origin (APLNG)
1-May-12	Mitsubishi/Mitsui	Woodside (Browse LNG)
23-May-12	PTTEP	Cove Energy (LNG Feed Gas)
12-Dec-12	PetroChina	BHP Billiton (Browse LNG)
14-Nov-13	Pavilion Energy	Ophir Energy (LNG Feed Gas)
27-Feb-14	Oil Search	PAC LNG Group (Papua LNG Project)
26-Mar-14	Total	InterOil (Papua LNG Project)
5-Sep-16	Woodside	BHP Billiton (LNG Feed Gas)

BMO calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low		High		Median		Representative Range
Unadjusted EV / 2C Resource (mcfe)	US$	0.15	US$	0.89	US$	0.58	$0.55 to $0.90
Adjusted EV / 2C Resource (mcfe)	US$	0.18	US$	0.46	US$	0.31	$0.15 to $0.40
Price / Net Asset Value(1)		0.85x		1.66x		1.07x	0.80x to 0.90x (2)

1.	Low, high and median price to net asset value multiples are based on the selected precedent transactions with multiple equity research analyst net asset value estimates available to BMO.
2.	Representative range is informed by the observed multiples for the Oil Search / PAC LNG Group (Papua LNG Project) and the Total / InterOil (Papua LNG Project) transactions described above.

BMO applied the representative ranges for the Unadjusted EV / 2C Resource (mcfe) and the Adjusted EV / 2C Resource (mcfe) described above to the PRL 15 2C Resources assumed under each of the 7.1 Tcfe Case and the 8.5 Tcfe Case to calculate a range of implied enterprise values. An implied per Common Share equity value reference range was calculated by adjusting the enterprise values calculated for: (i) the average of equity research analyst net asset value estimates available to BMO for InterOil’s exploration assets; (ii) InterOil’s estimated balance sheet as at December 31, 2016 as provided by management of InterOil; (iii) an estimated US$17 million of value attributable to InterOil’s Canadian tax pools; (iv) the present values (as at December 31, 2016) of the potential payments under the Total Sale Agreement; (v) the present value (as at December 31, 2016) of the payment under the Back-in Right; and (vi) InterOil’s fully diluted Common Shares outstanding.

For purposes of their analysis, BMO applied a discount rate of 12%, based on the mid-point of BMO’s assessment of InterOil’s estimated weighted average cost of capital range of 11.5% to 12.5%, to calculate the present value of the potential payments under the Total Sale Agreement and the payment under the Back-in Right. BMO assumed, based on information provided by management of InterOil and BMO’s review of the Total Sale Agreement, that the potential payments under the Total Sale Agreement will be made as follows: the Interim Resource Payment (as defined in the Total Sale Agreement) on July 1, 2017, the FID Payment (as defined in the Total Sale Agreement) on June 30, 2019 and the First Cargo Payment (as defined in the Total Sale Agreement) on January 1, 2023. BMO also assumed that no Wildcard Payment or Final Resource Payment (each as defined in the Total Sale Agreement) will be made under the Total Sale Agreement, based on the assumption that the volume of PRL 15 2P Resource (as defined in Schedule 4 of the Total Sale Agreement) will be consistent with the volume of PRL 15 2C Resources determined pursuant to the Interim Resource Certification (on the basis that the estimates of the volume of PRL 15 2C Resources provided in the two Interim Resource Certification scenarios represent the best currently available estimates of management of the Company for the volume of PRL 15 2P Resource).

BMO applied the representative ranges for the price to net asset value described above to the implied per Common Share net asset value references ranges indicated by the net asset value analysis under each of the 7.1 Tcfe Case and the 8.5 Tcfe Case to calculate an implied per Common Share equity value reference range.

The precedent transaction analysis indicated the approximate implied per Common Share equity value reference ranges for the Common Shares summarized in the table below.

		PRL 15 2C Resources Interim Resource Certification Scenario
		7.1 Tcfe Case		8.5 Tcfe Case
Unadjusted EV / 2C Resource	$0.55 per Mcfe	US$	41.97	US$	56.85
	$0.90 per Mcfe	US$	55.75	US$	73.38
Market Adjusted EV / 2C Resource	$0.15 per Mcfe	US$	26.23	US$	37.96
	$0.40 per Mcfe	US$	36.07	US$	49.77
Price / Net Asset Value	0.80x NAV	US$	20.14	US$	32.74
	0.90x NAV	US$	22.65	US$	36.83

No company or transaction utilized in the precedent transactions analysis is identical to InterOil, ExxonMobil or the Arrangement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the difference in financial and operating characteristics of InterOil, ExxonMobil, the Arrangement and other factors that could affect the trading value and aggregate transaction values of the companies and transactions to which they are being compared.

BMO also performed and considered various sensitivity analyses on the precedent transactions analysis that they considered relevant, including among other things, the impact of various Interim Resource Certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case), and the implications of the cap on the CRP.

Comparable Trading Analysis

BMO reviewed publicly-traded internationally-focused exploration and production companies to assess if a comparable trading analysis might be relevant to its analysis. BMO concluded that there were a limited number of relevant comparable public companies, on the basis of differing stages of development, and differing project and commodity market characteristics. As such, BMO, in its professional opinion, did not, and did not believe it appropriate to, rely on a comparable trading analysis.

Other Factors Considered

Although not forming part of its financial analysis, BMO considered a number of other factors in arriving at the BMO Fairness Opinion, including the following:

•	the historical trading prices of the Common Shares on the NYSE during the 52-week period ended May 19, 2016, the last day prior to the announcement of the entering into of the Oil Search Transaction, which indicate a 52-week intraday low to high per share price range for the Common Shares of US$22.37 to US$60.98;

•	the historical trading prices of the Common Shares on the NYSE during the 52-week period ended December 13, 2016, which indicate a 52-week intraday low to high per share price range for the Common Shares of US$22.37 to US$51.36;

•	forward price targets for the Common Shares, as at May 19, 2016, the last day prior to the announcement of the entering into of the Oil Search Transaction, as reflected in equity research analysts’ reports available to BMO, which indicate a forward price target range for the Common Shares of US$37.75 to US$70.00;

•	the premiums implied by the Consideration reference ranges excluding and including the CRP relative to the closing price, 20-day volume weighted average trading price and 30-day prior trading price of the Common Shares on the NYSE as at May 19, 2016, the last trading day prior to the announcement of the entering into of the Oil Search Transaction, which were (i) excluding the CRP, 42.2%, 42.1% and 42.1% respectively; (ii) including the CRP under the 7.1 Tcfe Case, 61.1%, 61.0% and 61.1% respectively; and (iii) including the CRP under the 8.5 Tcfe, Case 91.0%, 90.8% and 90.9% respectively;

•	the review of strategic alternatives undertaken by InterOil commencing in mid-2015, during which 36 parties were contacted in regards to participating in a sale process to acquire a minority interest in certain of InterOil’s assets and three parties approached InterOil with non-binding proposals in regards to a change of control transaction (including the proposals in respect of the Oil Search Transaction), as well as the process leading up to the entering into of the Arrangement Agreement;

•	the fact that absent the Arrangement, InterOil may be required to raise external capital (in the form of debt or equity) or proceeds from asset sales to fund its obligations under the PRL 15 Joint Venture and its work commitments under its other licenses; and

•	the fact that more than eighty (80) percent of the votes cast at the special meeting to approve the Original Arrangement were voted in favor of the Original Arrangement and that three proxy advisory firms, Institutional Shareholder Services, Glass Lewis & Co. and Egan-Jones Proxy Services, recommended that Shareholders vote in favor of the Original Arrangement.

Description of the Arrangement

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived.

The Arrangement is not subject to any outstanding Regulatory Approvals.

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule D to this Information Circular.

Pursuant to the Arrangement, commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)	Each Dissent Share shall be transferred by the Dissenting Shareholders to AcquisitionCo (free and clear of any Liens) in accordance with, and for the consideration contemplated in, the Plan of Arrangement;

(b)	All Options, to the extent not exercised prior to the Effective Time, shall be deemed terminated without any payment in respect thereof;

(c)	The Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding RSUs (including, for greater certainty, the RSUs issuable as of the Effective Time), and InterOil shall allot and issue to each RSU Holder such number of Common Shares as are due to such holder under the terms of such RSUs and thereafter (i) the Company Incentive Plans will terminate and none of the former RSU Holders or Option Holders shall have any rights, liabilities or obligations in respect of the Company Incentive Plans and (ii) RSU Holders will be treated in all respects as Shareholders with respect to the Common Shares issued pursuant to the Plan of Arrangement;

(d)	Each Common Share (other than any Dissent Share, but including for greater certainty, the Common Shares issued pursuant to the foregoing clause (c)) shall be transferred to AcquisitionCo (free and clear of any Liens) in exchange for the Consideration, and, if the Interim Resource Certification is not completed prior to the Effective Date, the payment and delivery of the CRP portion of the Consideration to the holders of the Common Shares (other than the Dissenting Shareholders) shall be satisfied by the delivery thereof by AcquisitionCo to the Escrow Agent in accordance with the terms of the CRP Agreement;

(e)	With respect to each Common Share transferred in accordance with the Plan of Arrangement:

(i)	the registered holder thereof shall cease to be the registered holder of such Common Share and shall cease to have any rights in respect of such Common Share and the name of such registered holder shall be removed from the register of Shareholders as of the time of transfer prescribed in the Plan of Arrangement;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Common Share; and

(iii)	AcquisitionCo will be the holder of all of the outstanding Common Shares as of the time of transfer prescribed in the Plan of Arrangement and the central securities register of InterOil shall be revised accordingly and AcquisitionCo shall be entitled to all of the rights and privileges attached to the Common Shares; and

(f)	The transfers, exchanges, issuances and terminations provided for above will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, InterOil and ExxonMobil will revise the definition of CRP to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary (as opposed to executing the CRP Agreement and issuing EVRs to Securityholders).

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to section 195 of the YBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

•	the Court must grant the Final Order approving the Arrangement;

•	all conditions precedent to the Arrangement further described in the Arrangement Agreement must be satisfied or waived by the appropriate Party; and

•	Articles of Arrangement must be filed with, and a Certificate of Arrangement must be issued by, the Yukon Registrar of Corporations.

Stock Exchange Listing

It is expected that the Common Shares will be delisted from the NYSE and the POMSoX promptly following completion of the Arrangement.

The Common Shares are currently listed on the NYSE and the POMSoX under the symbol “IOC”. If permitted by applicable laws, ExxonMobil intends to delist the Common Shares from the NYSE and the POMSoX with effect from the Effective Date and to apply for a decision for InterOil to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which InterOil is a reporting issuer.

The registration of the Common Shares under the U.S. Exchange Act and all obligations to file or furnish reports under the U.S. Exchange Act will be terminated upon completion of the Arrangement.

The ExxonMobil Shares are listed on the NYSE under the symbol “XOM”. ExxonMobil will become a reporting issuer in Canada upon the completion of the Arrangement as a consequence thereof.

Shareholder and Court Approvals

Shareholder Approval

At least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and at least two-thirds of the votes cast on the Arrangement Resolution by Securityholders (voting as a single class) present in person or represented by proxy at the Meeting, must be voted FOR the Arrangement Resolution in order for it to be approved. The Arrangement Resolution will also require the approval of the simple majority of votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote, excluding the votes cast by Shareholders that are required to be excluded pursuant to MI 61-101, in order for InterOil to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order.

Court Approval of the Arrangement

The YBCA requires that the Court approve the Arrangement.

On January 13, 2017, InterOil obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the notice of application with respect to the Arrangement are attached as Schedule H and Schedule I respectively, to this Information Circular.

The Court hearing in respect of the Final Order is expected to take place at 2:00 p.m. (Whitehorse time), on February 20, 2017, or as soon thereafter as counsel for InterOil may be heard, at 2134 Second Avenue, Whitehorse, Yukon, Y1A 5H6, subject to the approval of the Arrangement Resolution at the Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the ExxonMobil Shares issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption provided under Section 3(a)(10) thereof or another available exemption.

Under the terms of the Interim Order, each Securityholder, as well as persons who have been served with notice of the application for the Final Order, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving InterOil at the address set out below, on or before 11:00 a.m. (Whitehorse time) on February 16, 2017, an appearance (“Appearance”) and a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Appearance, the Response and supporting materials must be delivered, within the time specified, to InterOil at the following address: (i) InterOil Corporation, c/o Austring, Fendrick & Fairman, 3081 Third Avenue, Whitehorse, Yukon, Y1A 1Z8; and (ii) the solicitors for ExxonMobil, being Blake, Cassels & Graydon LLP, Suite 3500, 855-2nd Street S.W., Calgary, Alberta, T2P 4J8 (Attention: Michael Dixon). If a Securityholder files Response and Appearance, the Final Order hearing may be delayed until March 20, 2017 in accordance with the Interim Order.

Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Interests of Directors and Executive Officers of InterOil in the Arrangement

The directors and executive officers of InterOil may have interests in the Arrangement, that are, or may be different from, or in addition to, the interests of other Securityholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Shareholders.

Common Shares

In connection with the Arrangement, the directors of InterOil, who as at January 10, 2017, beneficially owned or exercised control or direction over, an aggregate of 692,136 Common Shares representing 1.38% of the issued and outstanding Common Shares have each entered into a Voting Agreement pursuant to which they have agreed to vote their Common Shares in favour of the Arrangement Resolution. In addition, the non-director executive officers of InterOil, who as at January 10, 2017, beneficially owned or exercised control or direction over, an aggregate of 39,869 Common Shares, representing 0.08% of the issued and outstanding Common Shares, have each entered into a Voting Agreement pursuant to which they have agreed to vote their Common Shares, in favour of the Arrangement Resolution.

All of the Common Shares held by such directors and executive officers of InterOil and their associates will be treated in the same fashion under the Arrangement as Common Shares held by all other Shareholders.

Options

As at January 10, 2017, one executive officer of InterOil owned 60,000 Options granted pursuant to the 2009 Stock Incentive Plan. None of the non-executive directors of InterOil hold any Options. Pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each outstanding Option (whether vested or unvested) will be terminated. All of the issued and outstanding Options have been conditionally surrendered for cancellation for nominal value pursuant to the terms and conditions of an option cancellation agreement.

RSUs

As at January 10, 2017, the directors of InterOil owned an aggregate of 171,287 RSUs granted pursuant to the Company Incentive Plans representing 36.9% of the issued and outstanding RSUs (assuming each applicable individual accepts the cash equivalent of his or her 2017 annual RSU entitlement as set out under “Annual RSU Grants” below). In addition, the non-director executive officers of InterOil, who as at January 10, 2017, beneficially owned or exercised control over an aggregate of 107,375 RSUs granted pursuant to the Company Incentive Plans, representing 23.1% of the issued and outstanding RSUs (assuming each applicable individual accepts the cash equivalent of his or her 2017 annual RSU entitlement as set out under “Annual RSU Grants” below). Each of these directors has entered into a Voting Agreement pursuant to which he or she has agreed to vote the Common Shares issuable pursuant to the terms of his or her RSUs in favour of the Arrangement Resolution.

The names of the directors and executive officers of InterOil, the positions held by them with InterOil and the designation, percentage of class and number of outstanding securities of InterOil beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates are as follows:

Securities of InterOil Beneficially Owned, Directly or Indirectly or over which Control or Direction is Exercised(1)
Name	Position	Common Shares		RSUs(2)	Options
Christopher Finlayson	Director and Chairman	15,732		3,565	—
Ford Nicholson	Director and Deputy Chairman	13,648		3,565	—
Dr. Michael Hession	Director and Chief Executive Officer	562,728		112,222	—
Chee Keong Yap	Director	5,440		3,565	—
Sir Wilson Kamit	Director	10,310		3,565	—
Sir Rabbie L. Namaliu	Director	12,814		5,407	—
Dr. (William) Ellis Armstrong	Director	51,326		3,565	—
Isikeli Reuben Taureka	Director and Executive Vice President Papua New Guinea	20,138	(3)	35,833	60,000	(4)
Donald Spector	Chief Financial Officer	12,353		27,296	—
Thomas Nador	Executive Vice President, Papua New Guinea Business	15,431		34,918	—
Sheree Ford	General Counsel and Corporate Secretary	6,440		22,420	—
Saxon Palmer	Senior Vice President, Exploration	5,645		22,741	—

(1)	The information in the table is current as of January 10, 2017.
(2)	RSU holdings assume that each applicable individual accepts the cash equivalent of his or her 2017 annual RSU entitlement, as set out under “Annual RSU Grants” below.
(3)	The number of Common Shares held by Mr. Taureka will be adjusted downwards by approximately 6,473 to take account of Common Shares withheld by InterOil to satisfy Mr Taureka’s PNG tax obligation which accrued at January 1, 2017.
(4)	Pursuant to an option cancellation agreement, Mr. Taureka has conditionally agreed to surrender his Options for no consideration.

Each of the directors and executive officers of InterOil will be entitled to participate in the Arrangement with respect to the Common Shares and/or RSUs beneficially owned by such directors and executive officers on the same terms and conditions as all other Shareholders and RSU Holders.

Termination and Change of Control Benefits

Shareholders should be aware that aside from their interests as Securityholders, InterOil’s executive officers may have interests in the Arrangement that are different from, or in addition to, those of Securityholders generally. Members of the Board and the Transaction Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Original Arrangement Agreement and the Arrangement Agreement, and in recommending to Securityholders that they vote in favour of the Arrangement Resolution. For more information see the section entitled “The Arrangement – Background to the Arrangement” in this Information Circular. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

InterOil has entered into employment agreements that contain change of control provisions with the following executive officers. The following table sets out estimates of the amounts payable to each executive officer upon a change of control, or upon certain termination events, assuming that each such event took place on January 10, 2017.

Payments and Benefits Upon Change of Control and/or Termination
Name	Change of Control	Termination of Employment(1)
	Value of RSUs ($)(2)(3)	Termination Payment ($)(4)	Other Employee Benefits ($)(5)	Other Entitlements on Termination(6)
Dr. Michael Hession(7)	20,287,485	2,646,000	—	An exploration bonus if a discovery is made on an exploration licence (within 12 months of a relevant termination of his employment) which was held by InterOil at the time of Dr. Hession’s termination.
Donald Spector(8)(9)	1,844,381.90	397,961.82	38,493.15	—
Thomas Nador(8)	2,268,060.00	348,375.00	37,500.00	—
Isikeli Taureka(8)	1,847,624.95	476,811.56	40,052.17	—
Sheree Ford(8)	1,668,900.00	330,000.00	37,500.00	—
Saxon Palmer(8)	1,358,071.03	337,500.00	37,500.00	—

(1)	Amounts represent the benefits an executive officer would receive if he or she is terminated (without cause) or exercises a unilateral right to terminate his or her employment following a change of control on January 10, 2017.
(2)	Amount represents the grant of all unearned RSU milestone bonuses for Dr. Hession. In accordance with the Arrangement, all unvested RSUs will vest and each executive officer will be entitled to participate in the Arrangement with respect to the Common Shares and/or RSUs beneficially owned by such directors and executive officers on the same terms and conditions as all other Shareholders and RSU Holders. See “Interests of Directors and Executive Officers of InterOil in the Arrangement – RSUs”.
(3)	Amount assumes an implied value of each RSU of $45.00. For greater certainty, due to the difficulty of determining the CRP Payouts as of the date of this Information Circular, the amount assumes no CRP Payout will be made.
(4)	The termination payment is based on a percentage of the executive officer’s annual base salary. In addition, executive officers are entitled to a contractual cash bonus (a percentage of annual salary) provided in the executive officer’s employment contract which is generally pro-rated to the applicable termination date.
(5)	Amount represents the payment of pension allowance in accordance with the executive officer’s employment contract.
(6)	On termination, all executive officers will receive, pursuant to their employment agreements, encashment of accrued but unused annual leave entitlements and repatriation benefits.
(7)	Dr. Hession has agreed to voluntarily forgo his contractual entitlement to his 2017 Long Term Incentive RSU grant if the Arrangement is consummated (representing a value of $3,307,500.00).
(8)	Mr. Spector, Mr. Nador, Mr. Taureka, Ms. Ford and Mr. Palmer have voluntarily agreed to forgo their contractual entitlement to the 2017 Long Term Incentive RSU grant in lieu of the cash payment described under the heading “Annual RSU Grants” below (which cash amounts have been included in the value of the RSUs of the applicable individual). Any such entitlement will be pro-rated for those individuals whose contracts expire before December 31, 2017. Mr. Donald Spector and Mr. Saxon Palmer’s employment contracts expire October 1, 2017 and June 30, 2017 respectively.
(9)	Mr Spector’s Termination Payment and Other Employee Benefits has been calculated on the assumption that Mr Spector’s termination date is January 10, 2017. The actual amount to be paid is dependent on the ultimate termination date in accordance with Mr Spector’s employment contract.

Continuing Insurance Coverage for Directors and Executive Officers of InterOil

The Arrangement Agreement provides that either InterOil or ExxonMobil will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by InterOil and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also provides that ExxonMobil will, or will cause InterOil and its Subsidiaries to, maintain such tail policies in effect without any reduction in amount or scope for six years from the Effective Time.

Annual RSU Grants

Pursuant to the Arrangement Agreement, InterOil agreed to use its commercially reasonable efforts to cause certain employees to accept, at the Effective Time, the cash equivalent of 2017 annual RSU grants that such employees are owed pursuant to contractual entitlements. As a result, any employee who agrees to accept the cash equivalent (the payment of which is contingent upon the closing of the Arrangement) would forgo the opportunity to realize any potential benefit of the CRP. Dr. Hession has agreed to voluntarily forgo his contractual entitlement to his 2017 Long Term Incentive RSU grant if the Arrangement is consummated (representing a value of $3,307,500.00).

Independence of the Transaction Committee

Each member of the Transaction Committee is a non-executive director of InterOil and is considered independent for the purposes of all applicable securities laws. In addition, each member of the Transaction Committee owns Common Shares and RSUs (as set out above), which align their interests with those of Securityholders. One of the main purposes of equity-based compensation awards such as RSUs (including the acceleration of any awards on a change of control) is to ensure that the incentives of the directors of a company are aligned with those of shareholders. Governance advisory coalitions recommend that directors acquire shares of the companies on which they serve as board members. For example, the Canadian Coalition for Good Governance policy states that “[m]inimum shareholding requirements for directors (achievable over a predetermined time frame) establish and maintain an alignment of interests between directors and shareholders by requiring directors to have a meaningful investment in the company.” Other than the accelerated vesting of RSU, the Transaction Committee members are not entitled to any benefits upon a change of control.

Collateral Benefits under MI 61-101

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally by requiring enhanced disclosure, approval by a majority of security holders excluding interested or related parties and/or, in certain instances, independent valuations. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit”, as defined under MI 61-101, includes any benefit that a “related party” of InterOil (which includes the directors and senior officers of InterOil) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of InterOil. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer.

If a “related party” receives a “collateral benefit” in connection with the Arrangement, the Arrangement Resolution will require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of InterOil who receive a “collateral benefit” in connection with the Arrangement. This approval is in addition to the requirement that the Arrangement Resolution must be approved by two-thirds of the votes cast by (i) the Shareholders and (ii) Securityholders (voting as a single class) present in person or represented by proxy at the Meeting and entitled to vote.

The employment contracts of certain directors and senior officers of InterOil provide for amounts payable to each executive officer upon a change of control of InterOil, or upon certain termination events following a change of control of InterOil. In addition, certain directors and senior officers of InterOil hold RSUs, the vesting of which will be automatically accelerated if the Arrangement is completed. InterOil will also purchase, or ExxonMobil will purchase or obtain from its captive insurance company, “tail” policies of directors’ and officers’ liability insurance for the benefit of the directors and officers of InterOil. The accelerated vesting of the RSUs, any payments (including termination payments) payable to any directors or senior officers of InterOil pursuant to a change of control provision in an employment agreement, and the provisions of any “tail” liability insurance may be considered “collateral benefits” to the applicable directors or senior officers of InterOil for the purposes of MI 61-101. See “Interests of Directors and Executive Officers of InterOil in the Arrangement” for detailed information regarding the payments and other benefits to be received by each of the directors and executive officers in connection with the Arrangement.

Following disclosure by each of the directors and senior officers of InterOil of the number of InterOil Securities held by them and the total consideration that they expect to receive pursuant to the Arrangement, the only director or senior officer of InterOil who is receiving a benefit in connection with the Arrangement and beneficially owns or exercises control or direction over more than 1% of the Common Shares is Dr. Michael Hession. Dr. Michael Hession beneficially owns or exercise control or direction over 674,950 Common Shares (calculated in accordance with the provisions of MI 61-101). In addition, the payment of the change of control amount and the acceleration of RSUs held by Dr. Hession on a change of control as provided under his existing employment agreement may also be considered a “collateral benefit.” As a result of the foregoing, the Common Shares Dr. Hession beneficially owns, directly or indirectly, or over which he has control or direction, will be excluded for the purpose of determining if minority approval of the Arrangement is obtained. Given the relatively few Common Shares excluded, it is extremely unlikely that the approval of two-thirds of the Common Shares represented at the Meeting will not include the required approval of the minority. However, to ensure complete compliance with all voting requirements under applicable Canadian securities legislation, the Requisite Approval for the Arrangement Resolution requires the approval of, among others, the majority of the Common Shares voted at the Meeting other than the votes excluded as discussed above.

InterOil is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) of InterOil is, as a consequence of the Arrangement, directly or indirectly acquiring InterOil or its business or combining with ExxonMobil and neither the Arrangement nor the transaction contemplated thereunder is a “related party transaction” (as defined in MI 61-101) for which InterOil would be required to obtain a formal valuation.

TRANSACTION AGREEMENTS

Arrangement Agreement

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is available under InterOil’s SEDAR profile at www.sedar.com, and to the Plan of Arrangement, which is appended hereto as Schedule D. The Arrangement Agreement establishes and governs the legal relationship between InterOil and ExxonMobil with respect to the transactions described in this Information Circular. It is not intended to be a source of factual, business or operational information about InterOil or ExxonMobil. Under the terms of the Arrangement, Securityholders will receive, in exchange for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement), ExxonMobil Shares worth $45.00, calculated based on the volume weighted average price of ExxonMobil Shares on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the Effective Date.

In addition, pursuant to the Arrangement, if the Interim Resource Certification is not completed prior to the Effective Date, each Shareholder and RSU Holder will receive on the Effective Date, in exchange for each Common

Share (including each Common Share issued to RSU Holders pursuant to the Arrangement), a CRP that will be paid into escrow and released upon satisfaction of certain conditions following the Effective Date. The CRP will be subject to a post-closing adjustment that is linked to a certification of the volume of the PRL 15 2C Resources. Upon completion of the Interim Resource Certification, the CRP will be adjusted based on the amount by which the volume of the PRL 15 2C Resources exceeds 6.2 tcfe, up to a maximum of 11.0 tcfe of certified resources. If the volume of the PRL 15 2C Resources is 6.2 tcfe or less, no CRP Payout will be made. In order to satisfy the terms of this post-closing adjustment, the CRP will be held in escrow with the Escrow Agent on behalf of CRP Holders and governed by the terms and conditions of the CRP Agreement. Upon satisfaction of the Payout Condition, the CRP Payout will be distributed to CRP Holders from the escrow.

Generally, if the aggregate CRP is divided among holders of 51,082,771 Common Shares (being the number of Common Shares that InterOil currently anticipates being issued and outstanding at the Effective Time) then, upon completion of the Interim Resource Certification, each such holder will be effectively entitled to a CRP Payout of approximately $7.07 per Common Share for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe, up to a maximum of 11.0 tcfe of certified resources (excluding any interest that may be payable to holders in respect of such amounts). Any CRP Payout will be made in accordance with the terms and conditions of the CRP Agreement. An Escrow Verification Receipt, or EVR, will evidence each CRP Holder’s CRP deposited into escrow and entitlement to the CRP Payout in accordance with the terms of the CRP Agreement.

If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, InterOil and ExxonMobil will revise the definition of CRP to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary (as opposed to executing the CRP Agreement and issuing EVRs to Securityholders).

Representations and Warranties

InterOil and ExxonMobil have each provided certain customary representations and warranties in the Arrangement Agreement. Many of InterOil’s representations and warranties are qualified by reference to a Company Material Adverse Effect. In addition, all of InterOil’s representations and warranties are qualified by information contained in an electronic data room hosted by InterOil, the disclosure letter provided to ExxonMobil and by reference to InterOil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information). Similarly, the representations and warranties provided by ExxonMobil are qualified by reference to ExxonMobil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information).

The representations and warranties made by the Parties were made by and to InterOil and ExxonMobil, as applicable, for the purposes of the Arrangement Agreement (and not to other parties such as Securityholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Securityholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Information Circular, may have changed since the date of the Arrangement Agreement.

Neither Party’s representations and warranties survive closing of the Arrangement and, accordingly, neither Party would be entitled to seek indemnification for breaches of representations and warranties that are discovered following closing. However, breaches of representations and warranties that are discovered prior to closing may, in certain limited circumstances, permit a Party to not proceed with the Arrangement.

Ordinary Course of Business Covenants

The Arrangement Agreement provides that, until the closing of the Arrangement or the termination of the Arrangement Agreement, InterOil and its Subsidiaries will conduct its and their businesses in the ordinary course, consistent with past practice, and will, among other things, limit its operating expenses and use commercially reasonable efforts to reduce costs prior to the Effective Date and to preserve intact its and their present business organization and goodwill. In addition to this general covenant, InterOil has also agreed to certain specific covenants, which, among other things, restrict the ability of InterOil to issue Common Shares (or securities convertible into Common Shares), declare dividends or distributions, encumber or sell assets, reorganize, amalgamate or merge with any other Person, amend, modify or terminate certain material contracts, grant increases in compensation or severance entitlements, incur or guarantee any additional indebtedness or make capital expenditures, in each case, where applicable, subject to certain thresholds and/or exceptions.

Non-Solicitation

Except as expressly provided in the Arrangement Agreement, InterOil may not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of InterOil or of any of its Subsidiaries (collectively, “Representatives”):

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

(b)	engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that InterOil may inform persons of the non-solicitation provisions contained in the Arrangement Agreement);

(c)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of the Arrangement Agreement);

(d)	waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any “standstill” or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this clause);

(e)	accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(f)	make a Company Change in Recommendation.

Change in Recommendation

Notwithstanding any other provision of the Arrangement Agreement and any other agreement between InterOil and ExxonMobil, at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Approval, InterOil may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so:

(a)	the Board has concluded in good faith, (i) after considering all proposals by ExxonMobil to adjust the terms and conditions of the Arrangement Agreement as contemplated under the heading “Match Right“ below and (ii) after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal;

(b)	InterOil has complied, in all material respects, with its applicable obligations set forth in the Arrangement Agreement;

(c)	three (3) days has elapsed from the time InterOil gave notice pursuant to clause (d) below to ExxonMobil (the “Response Period”) and, if ExxonMobil has proposed to amend the terms of the Arrangement in accordance with its right to match any Superior Proposals, the Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal;

(d)	InterOil has given ExxonMobil (orally and in writing) at least three (3) days advance notice of any decision by the Board to make a Company Change in Recommendation or accept, approve or enter into any agreement understanding or arrangement with respect to an Acquisition Proposal (A) confirming that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (B) identifying the third party making the Superior Proposal and include a copy thereof (including a proposed definitive agreement and all supporting documents) and any amendments thereto; and

(e)	substantially concurrently with entering into any binding written agreement with respect to an Acquisition Proposal that is a Superior Proposal, InterOil terminates the Arrangement Agreement and pays to ExxonMobil the Company Termination Fee of $100,000,000 in accordance with the terms of the Arrangement Agreement.

Match Right

During the Response Period (or such longer period that InterOil may approve), ExxonMobil may propose to amend the terms of the Arrangement Agreement. InterOil will negotiate in good faith and the Board will review any proposal by ExxonMobil to amend the terms of the Arrangement Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether ExxonMobil’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders will constitute a new Superior Proposal and a new three (3) day period will commence. If the Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly enter into an amended agreement with ExxonMobil reflecting such proposed amendments.

Mutual Conditions Precedent to the Consummation of the Arrangement

InterOil and ExxonMobil are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of InterOil and ExxonMobil:

(a)	the Requisite Approval shall have been obtained at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order have been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to InterOil or ExxonMobil acting reasonably, on appeal or otherwise; provided that if ExxonMobil reasonably believes that the Final Order is or may be subject to a pending or filed appeal, or a pending or filed stay application, by a Shareholder, this condition in respect of the Final Order shall not be considered satisfied;

(c)	no Governmental Entity has enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d)	the Regulatory Approvals have been obtained;

(e)	ExxonMobil has delivered evidence to InterOil that the ExxonMobil Shares issuable pursuant to the Arrangement shall be approved for listing on the NYSE, subject to official notice of issuance;

(f)	the ExxonMobil Shares to be issued pursuant to the Arrangement have been allotted by the board of directors of ExxonMobil conditional only on completion of the Arrangement and such ExxonMobil Shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or another available exemption; and

(g)	if applicable, the CRP Agreement has been duly executed and delivered by ExxonMobil and the Escrow Agent appointed thereunder and shall be in full force and effect.

Conditions Precedent to the Obligations of ExxonMobil

The obligation of ExxonMobil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of ExxonMobil and may be waived by ExxonMobil in whole or in part at any time:

(a)	all covenants of InterOil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by ExxonMobil shall have been duly performed or complied with by InterOil in all material respects;

(b)	the representations and warranties of InterOil set forth in (i) Sections 3.1(b) [Authority Relative to the Arrangement Agreement], 3.1(g)(i) [Authorized Share Capital] and 3.1(p)(ii) [No Company Material Adverse Effect] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; (ii) Sections 3.1(dd)(ii) [Good and Marketable Title to the Designated Licences] and 3.1(dd)(iii) [No Default under Designated Licence] shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; and (iii) the remaining representations and warranties of InterOil, other than those to which clauses (i) and (ii) above apply, shall be true and correct in all respects (disregarding any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Company Material Adverse Effect;

(c)	since the date of the Arrangement Agreement, there shall not have occurred a Company Material Adverse Effect;

(d)

no action, suit or proceeding against ExxonMobil or InterOil or their respective Subsidiaries shall have been taken by any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency (domestic or foreign) and no applicable Law shall have been enacted or promulgated, which has had or, if the Arrangement was consummated, would (i) result in a Company Material Adverse Effect or ExxonMobil Material Adverse Effect; (ii) enjoin or prohibit, or impose material conditions or terms on, the rights of ExxonMobil to own or exercise full ownership of the Common Shares upon completion of the

Arrangement or the ownership or operation of the business or any material assets of ExxonMobil, InterOil or any of their respective Subsidiaries; or (iii) would materially impede the ability of the Parties to complete the Arrangement; and

(e)	Shareholders holding not more than 33 1⁄3% of the Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights.

Conditions Precedent to the Obligations of InterOil

The obligation of InterOil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of InterOil and may be waived by InterOil:

(a)	all covenants of ExxonMobil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by InterOil shall have been duly performed or complied with by ExxonMobil in all material respects;

(b)	the representations and warranties of ExxonMobil set forth in (i) Section 4.1(b) [Authority Relative to the Arrangement Agreement] and 4.1(j) [Absence of Certain Changes or Events] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; (ii) Section 4.1(e)(i) [Number of ExxonMobil Shares] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement shall be true and correct in all respects as of such date); and (iii) the remaining representations and warranties of ExxonMobil, other than those to which clauses (i) and (ii) apply, shall be true and correct in all respects (disregarding any materiality or ExxonMobil Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in an ExxonMobil Material Adverse Effect;

(c)	since the date of the Arrangement Agreement, there shall not have occurred an ExxonMobil Material Adverse Effect; and

(d)	ExxonMobil shall have deposited the Consideration with the Depositary in accordance with the terms of the Arrangement Agreement and the Depositary shall have confirmed such receipt.

Termination of the Arrangement Agreement

Subject to applicable notice and cure provisions, the Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of InterOil and ExxonMobil;

(b)	by either InterOil or ExxonMobil, if:

(i)	the Effective Time does not occur on or before the Outside Date, except that this right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	any mutual conditions precedent, other than the condition to obtain Requisite Approval at the Meeting, becomes incapable of being satisfied by the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its covenants or obligations or breach any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied; or

(iii)	the Requisite Approval has not been obtained after a vote of the Securityholders at the Meeting in accordance with the Interim Order.

(c)	by ExxonMobil, if:

(i)	prior to the Requisite Approval having been obtained: (1) the Board fails to recommend or publicly withdraws, modifies or qualifies, in a manner adverse to ExxonMobil, its recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for not more than seven (7) days shall not be considered an adverse modification or qualification), unless ExxonMobil shall have breached a covenant under the Arrangement Agreement in such a manner that InterOil would be entitled to terminate the Arrangement Agreement; or (2) the Board shall have publicly approved or recommended, or entered into a binding written agreement with respect to, any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement) ((1) and (2) collectively a “Company Change in Recommendation”); or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of InterOil set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or the conditions precedent to the obligations of ExxonMobil not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by ExxonMobil), or is not cured in accordance with the terms of the Arrangement Agreement, and provided that ExxonMobil is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of ExxonMobil not to be satisfied; or

(iii)	if InterOil is in material breach of any of InterOil’s covenants or obligations with respect to non-solicitation as set out in the Arrangement Agreement, and, to the extent such breach is capable of being cured, such breach has not been cured within ten (10) days following delivery of written notice by ExxonMobil to InterOil of such breach.

(d)	by InterOil, if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ExxonMobil set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by InterOil) or is not cured in accordance with the terms of the Arrangement Agreement, and provided that InterOil is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied; or

(ii)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement), subject to compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and subject to the payment of the Company Termination Fee to ExxonMobil substantially concurrent with such termination.

Company Termination Fee Payable by InterOil

If a Company Termination Fee Event occurs, InterOil shall pay ExxonMobil the Company Termination Fee (being $100,000,000). For the purposes of the Arrangement Agreement, “Company Termination Fee Event” means the termination of the Arrangement Agreement:

(a)	by ExxonMobil as a result of a Company Change in Recommendation (but not including a termination by ExxonMobil in circumstances where the Company Change in Recommendation resulted from the occurrence of an ExxonMobil Material Adverse Effect);

(b)	by InterOil in order to enter into a Superior Proposal;

(c)	by either Party if the Effective Time has not occurred before the Outside Date or if the Requisite Approval was not obtained but only if:

(i)	prior to such termination (if the Effective Time has not occurred before the Outside Date) or prior to the Meeting (if Requisite Approval was not obtained), a bona fide Acquisition Proposal for InterOil shall have been made or publicly announced by any Person other than ExxonMobil; and

(ii)	within 12 months following the date of such termination, (A) InterOil or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal which is later consummated or (B) an Acquisition Proposal shall have been consummated.

For purposes of this termination provision, the term “Acquisition Proposal” shall have the meaning assigned to such term above, except that a reference to “15%” in such definition shall be deemed to be a reference to “50%”, and shall exclude any Acquisition Proposal that constitutes an Acquisition Proposal solely because of any offer, proposal or inquiry to acquire or purchase any of InterOil’s participating interest in a Designated Licence, unless the Acquisition Proposal referred to in clause (i) or (ii) above was made or publicly announced prior to the termination of the Arrangement Agreement or the Meeting, as applicable, by any Person other than ExxonMobil.

(d)	by ExxonMobil, as a result of a material breach of InterOil’s non-solicitation covenants.

CRP Agreement

If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, InterOil and ExxonMobil will revise the definition of CRP to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary (as opposed to executing the CRP Agreement and issuing EVRs to Securityholders).

Overview

Pursuant to the Arrangement, if the Interim Resource Certification is not completed prior to the Effective Date, each Shareholder and RSU Holder will receive from AcquisitionCo on the Effective Date, in exchange for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement, but excluding any Dissent Shares) a CRP that will be paid into escrow and released upon satisfaction of certain conditions following the Effective Date. The CRP is subject to a post-closing adjustment that is linked to a certification of the volume of the PRL 15 2C Resources, in accordance with the terms and conditions of the CRP Agreement. In order to satisfy the terms of this post-closing adjustment, the CRP will be held in escrow with the Escrow Agent for the benefit of Shareholders and governed by the terms and conditions of the CRP Agreement. Each such holder of Common Shares will be issued an EVR evidencing the CRPs deposited into escrow and each Shareholder’s and RSU Holder’s entitlement to any CRP Payout in accordance with the terms and conditions of the CRP Agreement. The list of holders of EVRs will be maintained in a register by the Escrow Agent. The EVRs will not be certificated or sent to Shareholders and RSU Holders. The Maximum CRP Payment will be deposited into the Liquidating Escrow Account (as defined below) at closing and held by the Escrow Agent on behalf of and for the benefit of CRP Holders.

As described in more detail below, a determination will be made after completion of the Interim Resource Certification as to the amount of the aggregate CRP Payouts that will be distributed to the CRP Holders from the Liquidating Escrow Account. When this determination is made, the Escrow Agent will promptly (i) make the required distributions (if any) to the CRP Holders (including the distribution of any Payment Shortfall or Loan Proceeds Payment contemplated in the CRP Agreement); and (ii) if applicable, return any remaining funds to AcquisitionCo.

Under the Arrangement Agreement, the CRP Agreement must be entered into between ExxonMobil, AcquisitionCo and the Escrow Agent on or prior to the Effective Date. The CRP Agreement will be governed by the laws of the State of New York, without regard to the conflicts of law rules of such state.

The following is a summary only of the material transactions contemplated by the CRP Agreement and certain of the material terms of the CRP Agreement, including those related to the certification process that will determine the amount of the aggregate CRP Payouts that will be distributed to the CRP Holders from the Liquidating Escrow Account. The summary is qualified in its entirety by the full text of the CRP Agreement and Shareholders and RSU Holders are urged to read the CRP Agreement in its entirety. A copy of the form of CRP Agreement is attached as Schedule G to this Information Circular.

Escrow Agent and Liquidating Escrow Account

Pursuant to the terms of the CRP Agreement, the Escrow Agent agreed to establish an escrow account to hold, as agent for and on behalf of the CRP Holders, all funds:

(a)	accepted under the Plan of Arrangement by the Escrow Agent from AcquisitionCo;

(b)	deposited in connection with the repayment of the principal amount of the Loan, the Accrued Interest and any Loan Penalties (each as described below); and

(c)	deposited in connection with any Payment Shortfall (collectively, the “Liquidating Escrow Account”).

Simultaneously with the execution and delivery of the CRP Agreement, AcquisitionCo will deliver to the Escrow Agent, as agent for and for the benefit of the CRP Holders, an amount in cash equal to the Maximum CRP Payment, which cash will be deposited into the Liquidating Escrow Account by the Escrow Agent. No funds will be released from the Liquidating Escrow Account except in accordance with the CRP Agreement.

Immediately following the deposit of the Maximum CRP Payment, the Escrow Agent shall transfer to the borrower entity (which will be ExxonMobil or a wholly-owned non-Canadian direct or indirect subsidiary thereof, designated by ExxonMobil prior to the Effective Time (the “Borrower”)) from the Liquidating Escrow Account an amount in cash equal to the Maximum CRP Payment in the form of a loan to the Borrower from the Liquidating Escrow Account. The loan will be in the principal amount equal to the Maximum CRP Payment (the “Loan”). ExxonMobil has informed InterOil that ExxonMobil will be the Borrower in respect of the Loan. The Loan will be held by the Escrow Agent for the benefit of and as agent for CRP Holders.

Pursuant to the terms of the CRP Agreement, the Borrower has agreed to deliver to the Escrow Agent an amount in cash equal to the sum of the principal amount of the Loan, the Accrued Interest and any Loan Penalties to the Liquidating Escrow Account on a date notified in writing with at least one (1) Business Day’s advance written notice by AcquisitionCo to the Escrow Agent and the Borrower (the date on which the Loan is repaid the “Loan Payment Date”) that is no later than ten (10) Business Days after:

(a)	if the Payout Condition has been satisfied, the date of the satisfaction of the Payout Condition; or

(b)	if the Payout Condition has not been satisfied and a Non-Achievement Certificate has been delivered, the date on which the Dispute Period for such Non-Achievement Certificate has expired or the dispute procedures have been completed.

The Loan will bear interest on the principal amount at a rate per annum (the “Interest Rate”) equal to the sum of (x) the semi-annual equivalent yield to maturity of the United States Treasury security (the “Comparable Treasury Issue”) selected by the Borrower as having a maturity comparable to the time period from the Effective Date to the Loan Payment Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity, calculated using a price (expressed as a percentage of its principal amount) equal to the average, as determined by the Borrower, of the bid and asked prices for the Comparable Treasury Issue quoted in writing to the Borrower by at least three primary United States Government securities dealer in New York City at 5:00 p.m., New York City time, on the Business Day preceding the Loan Payment Date plus (y) the credit spread over the rate determined in clause (x), as determined by the Borrower, that would be applicable to U.S.-dollar denominated corporate debt securities of comparable maturity issued by ExxonMobil on the Loan Payment Date. Interest on the Loan will be computed on the basis of a year of a 360 day year of twelve 30-day months (including the first day but excluding the last day) and shall be payable on the Loan Payment Date (the interest payable on the Loan Payment Date, the “Accrued Interest”).

In the case of any overdue amounts of principal or Accrued Interest on the Loan, the Borrower shall pay to the Escrow Agent (i) interest at a rate equal to the Interest Rate plus 2.00% per annum, which shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed and be payable on demand, and (ii) all reasonable out-of-pocket expenses incurred by the Escrow Agent, including (without duplication) the reasonable fees and disbursements of outside counsel in connection with such overdue amounts and collection, bankruptcy, insolvency and other enforcement proceedings resulting therefrom (such amounts collectively, the “Loan Penalties”). The Escrow Agent will have no duty or responsibility to determine if any Loan Penalties apply, to calculate any Loan Penalties amounts or to verify or confirm the accuracy of any Loan Penalties amounts deposited with it.

EVRs and CRPs

Pursuant to the terms of the Plan of Arrangement, Shareholders and RSU Holders will receive, for each Common Share held (including each Common Share issued to RSU Holders pursuant to the Arrangement, but excluding any Dissent Share), a CRP, free and clear and without deductions for taxes, if any, imposed under Part XIII of the ITA, which shall be held by the Escrow Agent as agent for and on behalf of such holders in the Liquidating Escrow Account.

At the Effective Time, AcquisitionCo will issue, or cause to be issued, one EVR for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement, but excluding any Dissent Shares) acquired under the Arrangement.

The Escrow Agent will maintain an up-to-date register for the Liquidating Escrow Account (the “EVR Register”) for the purposes of: (i) identifying the registered CRP Holders; and (ii) registering EVRs and Permitted Transfers. The EVRs will not be certificated or sent to Shareholders and RSU Holders

Payment Procedures

The CRP Agreement provides that, if the Payout Condition occurs, then AcquisitionCo will, as soon as practicable (and in any event not later than ten (10) Business Days) after the date that the Payout Condition has been satisfied, deliver to the Holder Committee and the Escrow Agent a notice in writing (the “Achievement Certificate”) that the Payout Condition has been satisfied, which notice shall include the amount of the Aggregate CRP Payment and the amount of the CRP Payout in respect of each EVR. AcquisitionCo will also, subject to Applicable Confidentiality Obligations, disclose the result of the Interim Resource Certification to the Escrow Agent and the Holder Committee. The Escrow Agent will promptly (and in any event, within ten (10) days after receipt) deliver a copy of such Achievement Certificate to the CRP Holders.

After receipt of the Achievement Certificate, the Escrow Agent will promptly (and in any event within ten (10) days after the Loan Payment Date) liquidate, release and pay from the Liquidating Escrow Account, by check mailed, first-class postage prepaid, to the address of each CRP Holder or by any other method of delivery as specified by the applicable CRP Holder in writing to the Escrow Agent, an amount in cash equal to:

(a)	the number of EVRs registered to such CRP Holder in the EVR Register, multiplied by

(b)	the CRP Payout.

Each of the requirements of the Payout Condition must be fully satisfied for any CRP Payout to be made, and the CRP Holders will not be entitled to, and AcquisitionCo will not be liable for, any such payments in the event of any partial satisfaction of the Payout Condition. From and after the date of the Achievement Certificate, each EVR will represent an amount equal to the CRP Payout and, on release and payment of the cash proceeds under the terms of the CRP Agreement shall be satisfied in full. The Escrow Agent shall not have any obligation to determine whether each of the requirements of the Payout Condition have occurred, but shall conclusively rely on its receipt of the Achievement Certificate as evidence that each of such requirements has occurred.

Any CRP Payout (including any amount paid with respect to any Payment Shortfall (except to the extent attributable to any Loan Proceeds Payment)) shall be made free and clear of and without deduction for taxes, if any, imposed under Part XIII of the ITA. Except to the extent otherwise described immediately above, AcquisitionCo, the Borrower and the Escrow Agent (each, a “Payor”) will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CRP Payout, or any amount otherwise payable pursuant to the CRP Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to any and all current or future taxes, levies, imposts, deductions, charges or withholdings imposed or asserted by the United States, Canada or the jurisdiction of the Borrower, and all interest, penalties and other liabilities with respect thereto (“CRP Taxes”). To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of the CRP Agreement as having been paid to the person or entity in respect of which such deduction and withholding was made. However, the portion of any Loan Proceeds Payment (or any other amount) that is paid in respect of Accrued Interest (an “Interest Payment”) by or on behalf of a Payor shall be made free and clear of and without deduction for CRP Taxes, unless required by applicable Law. If a Payor must withhold or deduct any CRP Taxes from or in respect of any such Interest Payment, then the Payor shall make such withholding or deduction and timely pay the full amount withheld or deducted to the relevant governmental authority in accordance with applicable Law, and, subject to the requirement to provide certain documentation described below, the sum payable in respect of such Interest Payment shall be increased by the amount (an “additional amount”) necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to such additional amounts) the applicable recipient shall receive an amount equal to the sum it would have received had no such withholdings or deductions been made.

Subject to the requirement to provide certain documentation described in the immediately following paragraph, AcquisitionCo will indemnify each CRP Holder for the full amount of taxes imposed under Part XIII of the ITA on or with respect to any Interest Payment made or deemed to have been made by any Payor hereunder paid by such CRP Holder and any liability (including penalties, interest and expenses (including reasonable attorneys’ fees and expenses)) arising therefrom or with respect thereto, whether or not such CRP Taxes were correctly or legally asserted by the relevant governmental authority.

Each Securityholder entitled to payment under the CRP Agreement is required to, (i) prior to the Effective Time and upon any Permitted Transfer, provide to the Payor, upon request, (A) a valid U.S. Internal Revenue Service Form W-8 or W-9 (or any successor forms thereto), as applicable, and (B) any other certificate or information reasonably requested by the Payor to permit payments to be made pursuant to the CRP Agreement without deduction for withholding CRP Taxes and, (ii) at such other times thereafter upon reasonable request of the Payor, provide any of the foregoing forms, certificates or information. Notwithstanding anything to the contrary in the CRP Agreement, no Person shall have any obligation to pay additional amounts or shall have any indemnification obligation with respect to CRP Taxes (other than taxes imposed under Part XIII of the ITA in respect of payments that will be free and clear of and without deduction for such CRP Taxes, as described above) that are imposed with respect to payments made pursuant to the CRP Agreement as a result of a Securityholder’s failure to deliver the relevant documentation or information under the CRP Agreement.

If the Interim Resource Certification has been completed, the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement and the volume of PRL 15 2C Resources is equal to or less than 6.2 tcfe, then promptly (and in any event not later than ten (10) Business Days) after the completion of the Interim Resource Certification, AcquisitionCo will deliver to the Escrow Agent and the Holder Committee an officer’s certificate (the “Non-Achievement Certificate”) certifying that the Payout Condition has not been satisfied and is incapable of being satisfied and that AcquisitionCo has complied in all material respects with its obligations under the CRP Agreement. The Escrow Agent will promptly (and in any event, within ten (10) days after receipt) deliver a copy of such Non-Achievement Certificate to the CRP Holders. The Escrow Agent will deliver to AcquisitionCo and the Holder Committee a certificate certifying the date of delivery of such Non-Achievement Certificate to the CRP Holders.

Dispute Mechanics

If the record CRP Holder(s) of more than 25% of the outstanding EVRs, as set forth on the EVR Register (the “Required Holders”) dispute either (x) the calculation of the CRP Payout set forth in the Achievement Certificate or (y) AcquisitionCo’s assertion in the Non-Achievement Certificate that the Payout Condition has not been satisfied and is incapable of being satisfied, no later than thirty (30) Business Days after the date of delivery of the Achievement Certificate or Non-Achievement Certificate, as applicable (the “Dispute Period”), the Required Holders may provide AcquisitionCo and the Escrow Agent with written notice (the “Dispute Notice”) of such dispute (together with, if applicable and based on the information reasonably available to the CRP Holders or the Required Holders, such Required Holders’ calculation of the CRP Payout) in reasonable detail (the matters so disputed, the “Disputed Matters”). However, the volume of PRL 15 2C Resources as determined by the Interim Resource Certification pursuant to the Total Sale Agreement shall be final, binding and conclusive upon the CRP Holders and the Required Holders and shall not qualify as a Disputed Matter and shall not be, directly or indirectly, subject to review, challenge, dispute or adjustment.

If the Required Holders do not deliver a Dispute Notice on or prior to the expiration date of the Dispute Period, the CRP Holders will be deemed to have accepted the Achievement Certificate or Non-Achievement Certificate, as applicable, and AcquisitionCo and its affiliates will have no further obligation with respect to the EVRs or the CRP Payouts, subject, in the case of the delivery of an Achievement Certificate, to the payments to be made by the Escrow Agent.

If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined that the CRP Payout, if any, is in excess of the amounts set forth in the Achievement Certificate or Non-Achievement Certificate (the portion not paid in relation to each EVR, the “Payment Shortfall”), AcquisitionCo will promptly (and in any event within two (2) Business Days) cause an aggregate amount in cash equal to (A) the Payment Shortfall multiplied by (B) the number of EVRs to be deposited with the Escrow Agent into the Liquidating Escrow Account.

Non-Transferable

A CRP Holder may not at any time transfer an EVR, other than pursuant to a Permitted Transfer. Any attempted transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect.

A “Permitted Transfer” means a transfer of one or more EVRs:

(a)	upon death by will or intestacy;

(b)	by instrument to an inter vivos or testamentary trust in which the EVRs are to be passed to beneficiaries upon the death of the trustee;

(c)	made pursuant to a court order;

(d)	made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

(e)	in the case of EVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the DTC;

(f)	from a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account (each as defined in the ITA) to the annuitant of the plan or holder of the account, as the case may be;

(g)	to AcquisitionCo or its affiliates; or

(h)	by a CRP Holder as a result of the CRP Holder’s decision to abandon all of such CRP Holder’s remaining rights in an EVR by surrendering such EVR to AcquisitionCo without consideration therefore. Nothing in the CRP Agreement prohibits AcquisitionCo or its affiliates from offering to settle or acquire, or settling or acquiring EVRs, in private transactions or otherwise, for consideration in its sole discretion; provided that such consideration consists solely of cash consideration. Any EVRs settled or acquired by AcquisitionCo or any of its affiliates will be automatically deemed extinguished and no longer outstanding.

Every request made to transfer an EVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in a form reasonably satisfactory to the Escrow Agent, duly executed by the CRP Holder or CRP Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such CRP Holder or CRP Holders, setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Escrow Agent will, subject to its determination that the transfer instrument is in proper form and the transfer is a Permitted Transfer and otherwise complies with the other terms and conditions of the CRP Agreement, register the transfer of the applicable EVR in the EVR Register. All transfers of EVRs registered in the EVR Register will entitle the transferee to the same benefits and rights under the CRP Agreement as those held by the transferor. Upon a Permitted Transfer, the transferee shall provide the appropriate forms and information to the Escrow Agent at the time of the transfer.

Holder Committee

Each CRP Holder, by virtue of its acceptance of an EVR, shall be deemed to have consented and agreed to:

(a)	the establishment of a Holder Committee (the “Holder Committee”), consisting of two members (each a “Holder Committee member”), having the powers, authority and rights set forth in the CRP Agreement;

(b)	the appointment of Mr. Chris Finlayson and Dr. Michael Hession, each of whom are expected to be members of the Board immediately prior to the Effective Time, as the initial Holder Committee members; and

(c)	appoint the Holder Committee as agent for and on behalf of the CRP Holders for the purposes set forth in the CRP Agreement, and the Holder Committee is hereby appointed, as agent for and on behalf of the CRP Holders for the purposes set forth in the CRP Agreement. The Holder Committee may act only with the unanimous resolution of the Holder Committee members.

All rights of action under the CRP Agreement may be enforced by the Holder Committee with Required Holders approval. However, nothing in the CRP Agreement requires the Holder Committee to act on behalf of, or enforce any rights of, the CRP Holders or the Required Holders. Any claim, action, suit, audit, investigation or proceeding instituted by the Holder Committee will be brought in its name as the Holder Committee and any recovery in connection therewith will be for the proportionate benefit of all the CRP Holders, as their respective rights or interests may appear on the EVR Register. Each Holder Committee member will be paid an amount to be agreed between such member and AcquisitionCo for so long as such member is a member of the Holder Committee.

The Holder Committee, and each member thereof, will not have any liability for any actions taken or not taken in connection with the CRP Agreement, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the Holder Committee. AcquisitionCo will indemnify the Holder Committee, and each member thereof, from any loss suffered or incurred by the Holder Committee or such member arising out of or in connection with the Holder Committee or such member’s performance of its obligations under the CRP Agreement, except to the extent such loss has been determined by a court of competent jurisdiction to have resulted from such member’s bad faith or willful misconduct.

The Holder Committee will not have any decision-making authority with respect to the Interim Resource Certification, but will be entitled to make recommendations on such matters to AcquisitionCo or any of its affiliates with respect to the Interim Resource Certification. To the extent permitted under Applicable Confidentiality Obligations, at the Holder Committee’s reasonable request (and, in any event, at least once every month) AcquisitionCo will provide the Holder Committee with a report on the progress of the Interim Resource Certification which will include, without limitation, reasonable detail regarding the anticipated next steps with respect to the Interim Resource Certification, as well as a timeline with respect thereto.

Pursuant to the CRP Agreement, ExxonMobil will agree to cause AcquisitionCo to, subject to the Total Sale Agreement, the PRL 15 JOA (as defined in the Total Sale Agreement) and other confidentiality obligations of SPI (208) Limited and of its affiliates in effect immediately prior to the Effective Time that may restrict the disclosure of such information (the “Applicable Confidentiality Obligations”), provide (i) periodic reports (in any case no less frequently than on a quarterly basis) on the progress of the Interim Resource Certification to the Escrow Agent and the Holder Committee (and the Escrow Agent will, subject to Applicable Confidentiality Obligations, promptly provide a copy of any such report to a CRP Holder upon request free of charge), and (ii) copies to the Escrow Agent of all notices given to or by AcquisitionCo in relation to the Interim Resource Certification. The Holder Committee and the Holder Committee members will be entitled to communicate freely with CRP Holders. However, the Holder Committee and the Holder Committee members may not disclose any information to CRP Holders that is subject to Applicable Confidentiality Obligations for so long as such Applicable Confidentiality Obligations remain in effect with respect to such information.

Other Material Terms

No Fiduciary Duty

The Escrow Agent and the Holder Committee (and any member thereof) are not a trustee of, and have no fiduciary obligations to, the CRP Holders, AcquisitionCo or ExxonMobil.

Guarantee

ExxonMobil will guarantee the payment and performance of all the obligations of the Borrower and AcquisitionCo under the CRP Agreement, including to deliver the Maximum CRP Payment to the Escrow Agent, to pay the principal amount of the Loan, the Accrued Interest, any Loan Penalties and any Payment Shortfall, when and if such payments become due, and all indemnification obligations under the CRP Agreement.

No Voting, Dividends or Interest; No Equity or Ownership Interest

EVRs will not have any voting or dividend rights, and, except for an entitlement to the Loan Proceeds Payment, interest will not accrue on any amounts payable in respect of EVRs. EVRs will not represent any equity or ownership interest in AcquisitionCo or any of its affiliates

Amendments Without Consent of the CRP Holders or Holder Committee

AcquisitionCo may unilaterally enter into one or more amendments to the CRP Agreement for any of the following purposes, without the consent of any of the CRP Holders or the Holder Committee, so long as, in the cases of clauses (ii) through (iv) below, such amendments do not, individually or in the aggregate, adversely affect the interests of the CRP Holders:

(i)	to evidence the appointment of another Person as a successor Escrow Agent;

(ii)	to add to the covenants of ExxonMobil or AcquisitionCo such further covenants, restrictions, conditions or provisions for the protection and benefit of the CRP Holders;

(iii)	to cure any ambiguity, to correct or supplement any provision in the CRP Agreement that may be defective or inconsistent with any other provision in the CRP Agreement or to make any other provisions with respect to matters or questions arising under the CRP Agreement;

(iv)	as may be necessary or appropriate to ensure that EVRs are not subject to registration under the U.S. Exchange Act or the U.S. Securities Act; or

(v)	any other amendment to the CRP Agreement that would provide any additional rights or benefits to the CRP Holders and that does not adversely affect the interests of any such CRP Holder.

Amendments with Consent of CRP Holders

In addition to any amendments to the CRP Agreement that may be made by AcquisitionCo without the consent of any CRP Holder or the Holder Committee, with the consent of the Holder Committee (with Required Holders approval), AcquisitionCo and the Escrow Agent may enter into one or more amendments to the CRP Agreement for the purpose of adding, eliminating or changing any provisions of the CRP Agreement, even if such addition, elimination or change is adverse to the interests of the CRP Holders.

Promptly after the execution by AcquisitionCo and the Escrow Agent of any amendment listed above (whether with or without the consent of CRP Holders), AcquisitionCo will notify the CRP Holders of such amendment.

RISK FACTORS

In evaluating whether to approve the Arrangement Resolution, the Securityholders should carefully consider the following risk factors. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Information Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by InterOil may also adversely affect the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement.

Risks Relating to the Arrangement

Completion of the Arrangement is subject to several conditions that must be satisfied or waived.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of InterOil, including approval of the Securityholders and the granting of the Final Order. In addition, the completion of the Arrangement by ExxonMobil is conditional on, among other things, Dissent Rights not having been exercised by the holders of more than 33 1⁄3% of the issued and outstanding Common Shares and no Company Material Adverse Effect having occurred since the date of the Arrangement Agreement. There can be no certainty, nor can InterOil or ExxonMobil provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of InterOil to the completion thereof could have a negative impact on InterOil’s current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of InterOil. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Common Shares and InterOil may face ongoing challenges, including obtaining sufficient financing in order to meet its ongoing funding obligations. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay consideration for the Common Shares that is equivalent to, or more attractive than, the consideration payable pursuant to the Arrangement.

The number of and value of the ExxonMobil Shares that Shareholders will receive pursuant to the Arrangement will fluctuate based on the trading price of the ExxonMobil Shares.

At the Effective Time, each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) will be automatically converted into the right to receive a number of ExxonMobil Shares which will be based on the 10 day VWAP (being the volume weighted average price of the ExxonMobil Shares on the NYSE for the 10 consecutive trading days ending on (and including) the second trading date immediately prior to the Effective Date). More specifically, at the Effective Time, each outstanding Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) will be converted into the right to receive a number of ExxonMobil Shares equal to $45.00 divided by the 10 day VWAP. As a result, fluctuations in the trading price of the ExxonMobil Shares will cause the number of ExxonMobil Shares to be received by Shareholders upon consummation of the Arrangement to vary prior to the Effective Date. Furthermore, even after the determination of the exchange ratio of Common Shares to ExxonMobil Shares two Business Days prior to the Effective Date, the market value of the ExxonMobil Shares that Shareholders will be entitled to receive under the Arrangement will continue to fluctuate depending on the trading price of the ExxonMobil Shares after such determination. These variances may arise due to, among other things:

•	changes in the respective businesses, operations, assets, liabilities and prospects of ExxonMobil and/or InterOil;

•	changes in market assessments of the business, operations, financial position and prospects of ExxonMobil (prior to and after the Effective Time) and/or InterOil;

•	market assessments of the likelihood that the Arrangement will be completed or any variances in the terms of the Arrangement;

•	general market and economic conditions (including the oil and gas market) and other factors generally affecting the market prices of ExxonMobil Shares and the Common Shares;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which ExxonMobil and InterOil operate; and

•	other factors beyond the control of ExxonMobil and/or InterOil, including those described or referred to elsewhere in this “Risk Factors” section.

The Arrangement Agreement may be terminated by ExxonMobil, in which case an alternative transaction may not be available.

ExxonMobil has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by ExxonMobil before the completion of the Arrangement. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Common Shares will be available from an alternative party.

InterOil will incur costs and may have to pay a termination fee.

Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by InterOil even if the Arrangement is not completed. If the Arrangement is not completed for certain reasons, InterOil may also be required to pay a $100,000,000 termination fee to ExxonMobil. If InterOil is required to pay such termination fee under the Arrangement Agreement, the financial condition of InterOil could be materially adversely affected. See “Transaction Agreements – Arrangement Agreement – Company Termination Fee Payable by InterOil”.

The Company Termination Fee may discourage other parties from proposing a significant business transaction with InterOil.

Under the Arrangement, InterOil is required to pay a termination fee of $100,000,000 in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. Such termination fee may discourage other parties from attempting to propose a business transaction, even if such a transaction could provide better value to Shareholders than the Arrangement.

InterOil’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement.

Third parties with which InterOil currently does business or may do business in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future business relationships with InterOil or ExxonMobil. Such uncertainty could have a material and adverse effect on the business, financial condition, results of operations or prospects of InterOil.

While the Arrangement is pending, InterOil is restricted from taking certain actions.

The Arrangement Agreement restricts InterOil from taking specified actions until the Arrangement is completed. These restrictions may prevent InterOil from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The amount of any dividends paid by ExxonMobil is not guaranteed.

ExxonMobil has historically paid regular quarterly cash dividends on the ExxonMobil Shares. In the future, the amount of any such dividends paid may fluctuate. The board of directors of ExxonMobil will retain the power to modify or suspend ExxonMobil’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount currently paid by ExxonMobil.

The market price for the Common Shares may decline.

If the Arrangement is not approved by the Securityholders, the market price of the Common Shares may decline to the extent that the current market price of the Common Shares reflects a market assumption that the Arrangement will be completed.

The issuance of ExxonMobil Shares under the Arrangement and their subsequent sale may cause the market price of ExxonMobil Shares to decline.

As of January 6, 2017, there were 4,148,333,555 ExxonMobil Shares outstanding and up to an estimated 25,531,169 ExxonMobil Shares (based on the 10-day volume weighted average trading price of ExxonMobil Shares as of January 6, 2017) may be issued or issuable in connection with the Arrangement. The issue of these new ExxonMobil Shares and their sale and the sale of additional ExxonMobil Shares that may become eligible for sale in the public market from time to time could depress the market price for ExxonMobil Shares.

Following the Arrangement the trading price of the ExxonMobil Shares may be volatile.

The trading price of the ExxonMobil Shares has been and may continue to be subject to potential volatility, and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of oil and gas;

•	current events affecting the economic situation in Canada, the United States, Papua New Guinea and elsewhere, including other regions where ExxonMobil conducts business;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	the economics of current and future projects of InterOil and ExxonMobil;

•	variations in operating results or in ExxonMobil’s dividend policy;

•	the operating and share price performance of other companies, including those that investors may deem comparable;

•	the issuance of additional equity securities by ExxonMobil following completion of the Arrangement; and

•	trends in the oil and gas industry.

See the information incorporated by reference in this Information Circular for a more detailed overview of the risks associated with an investment into ExxonMobil Shares.

ExxonMobil is incorporated under the laws of a foreign jurisdiction.

ExxonMobil is incorporated under the laws of a foreign jurisdiction and all of the directors and executive officers of ExxonMobil reside outside of Canada. Some or all of the assets of these persons and ExxonMobil may be located outside Canada. It may not be possible for investors to effect service of process within Canada upon ExxonMobil or any of the directors and executive officers referred to above. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

The rights of shareholders under the laws of the State of New Jersey may differ from the rights of shareholders under the laws of Yukon.

If the Arrangement is completed, Shareholders will become holders of ExxonMobil Shares. Their rights as holders of ExxonMobil Shares will be governed by the laws of the State of New Jersey. Such rights may differ from the rights of shareholders under the YBCA and the enforcement of such rights may involve different considerations and may be more difficult than would be the case if the corporation was governed under the YBCA. See “Comparison of Shareholders’ Rights” for a general comparison of shareholder rights for corporations under the YBCA compared to the State of New Jersey.

InterOil may have been classified as a “passive foreign investment company” for one or more years during which U.S. holders held their Common Shares, which could result in adverse U.S. federal income tax consequences to such U.S. holders.

InterOil may have been classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for one or more years during which U.S. holders held their Common Shares. If InterOil were treated as a PFIC during a U.S. holder’s holding period, such characterization could result in adverse tax consequences to U.S. holders, including having gains realized on the disposition of Common Shares pursuant to the Arrangement treated as ordinary income earned pro rata over such U.S. holder’s holding period, being taxed at the maximum rates applicable during the years in which such income is deemed earned and being subject to punitive interest charges on such gains. InterOil has not made a determination of whether it is or ever has been a PFIC. Because the PFIC rules are complex and because their impact on U.S. holders may be significant, U.S. holders should discuss the potential application of the PFIC rules to their disposition of Common Shares pursuant to the Arrangement with their tax advisors and review the discussion below, under “Certain U.S. Federal Income Tax Considerations”.

Risks Relating to CRPs

CRP Holders may never receive a CRP Payout.

If the Interim Resource Certification is not completed prior to the Effective Date, the CRP will be subject to a post-closing adjustment, with the Maximum CRP Payment held in escrow with the Escrow Agent on behalf of Shareholders to satisfy the post-closing adjustment and any CRP Payout. The CRP Payout is dependent on the satisfaction of the Payout Condition and the volume of the PRL 15 2C Resources. If the Payout Condition is not achieved for any reason (such as, for example, the volume of the PRL 15 2C Resources being is less than or equal to 6.2 tcfe), no CRP Payout will be made.

The U.S. federal income tax treatment of the CRP Rights is unclear.

There is no legal authority directly addressing the U.S. federal income tax treatment of CRP Rights, if any, received pursuant to the Arrangement. Accordingly, the amount, timing and character of any gain, income or loss with respect to any CRP Rights are uncertain. It is not clear whether any payment in respect of a CRP Right may be treated as a payment with respect to a sale or exchange of a capital asset or as giving rise to ordinary income or loss. Because the CRP Rights will not be transferable and the CRP Rights will not be listed on a securities exchange, a holder generally will not be able to recognize a loss with respect to a CRP Right for U.S. federal income tax purposes until such holder receives payment in respect of a CRP Right or the holder’s CRP Right terminates. Although not entirely clear, a portion of any payment in respect of a CRP Right, if received more than six months following the Effective Date, may constitute imputed interest taxable as ordinary income under Section 483 of the Code. U.S. holders should consult their tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of a CRP Right or the receipt of any payment in respect of a CRP Right, and review the discussion below, under “Certain U.S. Federal Income Tax Considerations”.

Characterization of the Transactions Contemplated in the CRP Agreement for Canadian Federal Income Tax Purposes

The Canadian federal income tax consequences to a Shareholder in respect of the receipt of CRPs and the transactions contemplated in the CRP Agreement, and the reporting of amounts in respect thereof for Canadian federal income tax purposes, are not entirely clear, and therefore the description of the consequences under the ITA under the heading “Certain Canadian Federal Income Tax Considerations” of the receipt of CRPs and the transactions contemplated in the CRP Agreement are not free from doubt. Shareholders (including Registered Plans) are urged to consult their own tax advisors regarding the consequences to them of the receipt of CRPs and the transactions described in the CRP Agreement.

Canadian Shareholders may be Taxable on Amounts that are Ultimately Repaid to AcquisitionCo

Although not free from doubt, if the Interim Resource Certification is not completed prior to the Effective Date and the CRP Agreement is entered into by ExxonMobil and AcquisitionCo, Shareholders resident in Canada for the purposes of the ITA should (i) initially be required to include the aggregate CRPs (representing a Shareholder’s pro rata share of the Maximum CRP Payment) received by them at the time of disposition (which amount will be approximately $33.94 per Common Share) as proceeds of disposition (in addition to the fair market value of the

ExxonMobil Shares and any cash received in lieu of fractional ExxonMobil Shares received by them pursuant to the Arrangement) in respect of their Common Shares disposed of pursuant to the Arrangement, and (ii) should be required to include in their income their pro rata share of interest (and penalties, if any) on the Loan, notwithstanding that all or a portion of such amounts may be required to be repaid to AcquisitionCo. Accordingly, a Shareholder resident in Canada may be initially required to include in income amounts which exceed the amount of cash that will ultimately be released from escrow to the Shareholder resident in Canada under the CRP Agreement. The repayment of such amounts will generally give rise to a capital loss or reduced proceeds of disposition of the Common Shares, and will not offset any interest income inclusion. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – The CRP Agreement” below. It will be the sole responsibility of Shareholders resident in Canada to monitor the transactions which subsequently occur pursuant to the CRP Agreement to determine whether the proceeds of disposition of the Common Shares may be reduced or whether a capital loss may otherwise arise in a subsequent taxation year, and Shareholders resident in Canada are advised to consult their own tax advisor in this regard.

Shareholders resident in Canada should carefully review the summary of the consequences to them under the ITA of the transactions contemplated in the CRP Agreement under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – The CRP Agreement” and are urged to consult with their tax advisors regarding the consequences to them under the ITA of the transactions contemplated in the CRP Agreement.

Any payments in respect of the CRPs rank at parity with ExxonMobil’s other indebtedness.

ExxonMobil has guaranteed the CRP Payouts contemplated by the CRP Agreement. This guarantee represents an unsecured obligation of ExxonMobil and will rank equally in right of payment to all existing and future unsecured unsubordinated indebtedness of ExxonMobil, and senior in right of payment to all subordinated indebtedness of ExxonMobil. The CRP Payouts will, however, be effectively subordinated in right of payment to all of ExxonMobil’s secured obligations to the extent of the collateral securing such obligations. In the event of a shortfall of funds after paying such secured creditors, CRP Holders will not receive the full CRP Payout they may otherwise have been entitled to.

CRPs will not be listed on any exchange and CRP Payouts will not be transferable.

A CRP will not be listed on any securities exchange and CRP Payouts will not be transferable. This means that a CRP Holder may not have any ability to recognize the value of the CRP Payout in accordance with the terms of the CRP Agreement prior to the receipt of a CRP Payout, if any.

Risks Relating to InterOil

If the Arrangement is not completed, InterOil will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in InterOil’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 and other filings of InterOil filed with the securities regulatory authorities which have been filed on SEDAR at www.sedar.com.

InterOil’s financial condition may be adversely affected if there are long term declines in oil and natural gas prices.

Oil and natural gas prices are determined by supply and demand and in the case of oil prices, political factors and a variety of additional factors beyond InterOil’s control. These factors include but are not limited to economic conditions, both in North America and worldwide, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political instability, the increased capacity to bring new production on stream due to new technology, the foreign supply of oil and natural gas, supply disruption, transportation disruption and the availability of alternative fuel sources. During the second half of 2014 and throughout 2015, oil and natural gas prices experienced a significant decline that continued throughout 2016. Any substantial and extended decline in the price of oil and natural gas could have an adverse effect on InterOil’s borrowing capacity, levels of capital expenditures and ultimately on its financial condition.

InterOil’s ability to develop its resources, including its joint venture share of contribution to the construction of an LNG plant and associated facilities, depends on its ability to obtain significant funding.

InterOil currently has no production or reserves. InterOil makes, and will continue to make, substantial expenditures for exploration, development, acquisition and future production of oil and gas reserves, its joint venture share of the costs of construction of an LNG plant and other infrastructure associated with the proposed LNG plant, and for further capital acquisitions and expenses. InterOil’s share of costs may amount to billions of dollars. InterOil’s existing cost estimates, which in some cases are in early stages of development, are subject to change due to such items as scope change, revised and more detailed estimates, cost overruns, change orders, construction delays, increased material costs, escalation of labor costs, and increased spending to maintain schedule.

To fund these projects, InterOil will need additional funding. InterOil’s ability to obtain such funding will depend, in part, on factors beyond its control, such as the status of capital and industry markets when financing is sought and such markets’ view of InterOil’s industry, its prospects and its partners at the relevant time. InterOil may not be able to obtain financing on terms that are acceptable to it, or at all, even if InterOil’s development projects are otherwise proceeding on schedule. In addition, InterOil’s ability to obtain particular financing may depend on its ability to obtain other types of financing. For example, project-level debt financing typically depends on a significant equity capital contribution from the project sponsor. As a result, InterOil may have to obtain another form of external financing to fund an equity capital contribution to the project subsidiary, even if InterOil is able to identify potential project-level lenders. Failure to obtain financing at any point in the development process could cause InterOil to delay or fail to complete its business plan for development of its resources.

As a result of weakened global economic conditions, including the European sovereign debt crisis, the downgrading of United States government debt and severe commodity price declines, InterOil, and all other energy companies, may have restricted access to capital, bank debt and equity, and may also face increased borrowing costs. Although InterOil’s business and asset base have not declined, the lending capacity of many financial institutions has diminished and risk premiums have increased. As future capital expenditures will not be financed by funds from operations, InterOil’s ability to raise funds in equity and debt markets, borrowings and possible future asset sales, depends on, among other factors, the state of the capital markets and investor appetite for investments in the energy industry and InterOil’s assets and securities in particular.

To the extent that external sources of capital are limited or unavailable or available only on onerous terms, InterOil’s ability to make capital investments and maintain existing assets may be restricted, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

InterOil sources of revenue are limited.

InterOil currently has no production or reserves. InterOil is focused on the development of its licenses and associated resources and the construction of the proposed LNG plant to transport InterOil’s resources to market. While InterOil, along with its partners Total S.A. and Oil Search, develops its resources and the proposed LNG plant, InterOil will rely on current funds, credit facilities and its ability to raise funds in the equity and debt markets, borrowings under new facilities and possible future asset sales.

InterOil’s investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value.

InterOil’s investments in PNG involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; corruption; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or buy supplies from, a particular jurisdiction.

Political conditions have at times been unstable in PNG. Notwithstanding current conditions, InterOil’s ability to operate, explore or develop our business is subject to changes in government regulations or shifts in political attitudes over which we have no control. InterOil provides no assurance that it has adequate protection against any or all of the risks described above or that present or future government actions or government regulations in PNG will not materially adversely affect its operations.

In addition, InterOil may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States if InterOil has disputes with its PNG operations or proposed development projects.

Risks Relating to ExxonMobil

ExxonMobil will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Exxon’s public disclosure documents filed with the securities regulatory authorities and incorporated by reference herein, which have been filed with the SEC and which may be obtained at www.sec.gov. See “Information Relating to ExxonMobil – ExxonMobil Documents Incorporated by Reference”.

DISSENT RIGHTS

Registered Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required. If you previously dissented with respect to the resolution passed at the special meeting of InterOil held on September 21, 2016 and wish to exercise your dissent rights with respect to the Arrangement, you must dissent again and comply strictly with the dissent procedures described in this Information Circular.

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his or her Common Shares and is qualified in his or her entirety by the reference to the full text of the Interim Order, Plan of Arrangement and Section 193 of the YBCA which are attached to this Information Circular as Schedule H, Schedule D and Schedule J, respectively. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to comply strictly with the provisions of the YBCA, as modified by the Interim Order and Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder. A Dissenting Shareholder should obtain independent legal advice with respect to the exercise of his or her Dissent Rights to ensure strict compliance with the Dissent Rights procedures.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, each registered Shareholder as of the Record Date may exercise Dissent Rights under Section 193 of the YBCA as modified by the Interim Order, Plan of Arrangement or the Final Order in respect of the Arrangement.

Securityholders who duly exercise such Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Common Shares, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the Effective Time, shall be deemed to have transferred their Common Shares to AcquisitionCo in exchange for the right to be paid fair value for such Common Shares, and AcquisitionCo shall thereupon be obligated to pay the amount therefore determined to be the fair value of such Common Shares; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Common Shares;

but in no case will AcquisitionCo, InterOil, the Depositary or any other person be required to recognize such Dissenting Shareholders as holders of Common Shares unless such person is a registered holder or beneficial owner of those Common Shares in respect of which such rights are sought to be exercised and, for greater certainty, in no case shall InterOil, ExxonMobil, AcquisitionCo, the Depositary or any other person be required to recognize Dissenting Shareholders as holders of Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Securityholders as of the Effective Time. In addition to any other restrictions under Section 193 of the YBCA, as modified by the Interim Order and Plan of Arrangement, and for greater certainty, Securityholders who have voted, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

Persons who are Beneficial Shareholders who wish to dissent with respect to their Common Shares should be aware that only Registered Shareholders are entitled to dissent with respect to the Common Shares. A Registered Shareholder such as an intermediary who holds Common Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Beneficial Shareholders with respect to all of the Common Shares held for such Beneficial Shareholders. In such case, the Notice of Objection should set forth the number of Common Shares it covers and must be in respect of all of the Common Shares owned by the Beneficial Shareholder on whose behalf the registered Dissenting Shareholder is dissenting.

Notwithstanding subsection 193(5) of the YBCA, a Registered Shareholder who wishes to dissent must send a Notice of Objection objecting to the Arrangement Resolution to InterOil, Suite 300, 204 Black Street Whitehorse, Yukon Y1A 2M9, Canada, Attention: Paul Lackowicz, by not later than 4:00 p.m. (Eastern Time) on February 10, 2017, or two Business Days prior to any adjournment or postponement of the Meeting. The Notice of Objection must set out the number of Common Shares held by the Dissenting Shareholder in respect of which dissent rights are being exercised and must be in respect of all of the Common Shares owned by the Dissenting Shareholder (or where dissent rights are exercised on behalf of a Beneficial Shareholder, such Beneficial Shareholder in respect of all of the Common Shares owned by the Beneficial Shareholder on whose behalf the registered Dissenting Shareholder is dissenting).

The delivery of a Notice of Objection does not deprive such Dissenting Shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution will result in a loss of its Dissent Right. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Objection, but a Securityholder need not vote his, her or its Common Shares against the Arrangement Resolution in order to object. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Objection in respect of the Arrangement Resolution, but any such proxy granted by a Securityholder who intends to dissent should be validly revoked (see “General Proxy Information – Appointment and Revocation of Proxies”) in order to prevent the proxy holder from voting such Common Shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, will constitute a loss of a Securityholder’s right to dissent. However, a Securityholder may vote as a proxy holder for another Securityholder whose proxy required an affirmative vote, without affecting the right of the proxy holder to exercise Dissent Rights.

If the Arrangement is approved, the Dissenting Shareholder who sent a Notice of Objection, or InterOil (which for purposes hereof shall include any successors of InterOil), may apply to the Court to fix the fair value of the Dissenting Shareholder’s Dissent Shares and the Court shall make an order fixing the fair value of such Dissent Shares, giving judgment in that amount against InterOil in favour of the Dissenting Shareholder and fixing the time by which InterOil must pay that amount to the Dissenting Shareholder. If such an application is made by a Dissenting Shareholder, InterOil shall, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer (the “Offer to Purchase”) to pay to the Dissenting Shareholder, an amount considered by the directors of InterOil to be the fair value of the subject Dissent Shares, together with a statement showing how the fair value of the subject Dissent Shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of a Dissenting Shareholder’s Dissent Shares, such Dissenting Shareholder may make an agreement with InterOil for the purchase of such Dissent Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each Dissenting Shareholder within 10 days of InterOil being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the Dissenting Shareholder of all or part of the sum offered by InterOil for the Dissent Shares, the deposit of the share certificates representing the Dissent Shares, and other matters. If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not

completed, InterOil will return to the Dissenting Shareholder the certificates delivered to InterOil by the Dissenting Shareholder, if any. Pursuant to the Plan of Arrangement, AcquisitionCo is responsible for acquiring all Dissent Shares and making any payments made to Dissenting Shareholders with respect to his, her or its Dissent Shares.

If InterOil is not permitted to make a payment to a Dissenting Shareholder due to there being reasonable grounds for believing that InterOil is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of InterOil’s assets would thereby be less than the aggregate of its liabilities, then InterOil shall, within 10 days after the pronouncement of an order, or the making of an agreement between the Dissenting Shareholder and InterOil as to the payment to be made for his or her Dissent Shares, notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a Dissenting Shareholder by the Court, if InterOil is not permitted to make a payment to a Dissenting Shareholder for the reasons stated in the previous paragraph, the Dissenting Shareholder by written notice delivered to InterOil within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his or her Notice of Objection in which case InterOil is deemed to consent to the withdrawal and the Dissenting Shareholder is reinstated to his or her full rights as a Securityholder, failing which he retains his status as a claimant against InterOil to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of InterOil but in priority to its shareholders.

Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the YBCA (as modified by the Plan of Arrangement and the Interim Order or any other order of the Court) will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares. Furthermore, Shareholders who are considering Dissent Rights should be aware of the consequences under Canadian and U.S. federal income tax laws of exercising Dissent Rights in respect of the Arrangement. Accordingly, Shareholders who are considering Dissent Rights should consult their own tax advisors as to the consequences to them under applicable tax laws of exercising Dissent Rights in respect of the Arrangement.

Under the YBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the dissent rights as provided for in Section 193 of the YBCA, the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional approval of the Securityholders would be sought for any such variation.

Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

Address for Dissent Notices: Suite 300, 204 Black Street, Whitehorse, Yukon, Y1A 2M9, Canada (Attention: Paul Lackowicz).

EXCHANGE PROCEDURES

Exchange Procedure

On the Effective Date, ExxonMobil shall deposit or cause to be deposited with the Depositary, for the benefit of the Shareholders and RSU Holders entitled to receive ExxonMobil Shares, share certificates or DRS Advices evidencing the number of ExxonMobil Shares which such holders are entitled to receive under the Arrangement and which will be held by the Depositary after the Effective Time as agent and nominee for former Shareholders and RSU Holders for distribution to such former Shareholders and RSU Holders. In addition:

•	if the Interim Resource Certification is not completed prior to the Effective Date, each Shareholder and RSU Holder entitled to receive EVRs will be recorded on the EVR register as the holder of such EVRs in accordance with the CRP Agreement; and

•	if the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, the CRP (as amended to mean an amount equal to the CRP Payout otherwise made from escrow) will be paid at the Effective Time through the Depositary, and no EVRs will be issued.

Upon delivery by a Shareholder or RSU Holder to the Depositary of a duly completed and executed Letter of Transmittal, including such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, a certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares), such Shareholder or RSU Holder (as applicable) shall be entitled to receive in exchange for the Common Shares or RSUs so deposited, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (in each case, less any tax withheld pursuant to the terms of the Plan of Arrangement): (i) a share certificate or a DRS Advice evidencing the number of ExxonMobil Shares to which such holder is entitled to receive under the Arrangement; and (ii) EVRs (in book-entry form) evidencing each Shareholder’s and RSU Holder’s CRP deposited into escrow and entitlement to a CRP Payout (or, if the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, the definition of CRP will be amended to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout, which will be paid at the Effective Time through the Depositary, and no EVRs will be issued). If RSU Holders have not received certificates representing Common Shares then no certificate need be included with the Letter of Transmittal.

No Fractional Shares

In no event shall any Shareholder or RSU Holder be entitled to a fractional ExxonMobil Share. Where the aggregate number of ExxonMobil Shares to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an ExxonMobil Share being issuable, the Shareholder or RSU Holder will receive a cash amount (without interest) calculated by multiplying the 10 day VWAP for the period ending on (and including) the second trading date immediately before the Effective Date by the fraction of an ExxonMobil Share that the Shareholder or RSU Holder would have otherwise been entitled (after taking into account all Common Shares surrendered by such Shareholder or RSU Holder). For greater certainty, no other consideration will be paid or issued to a Shareholder or RSU Holder in lieu of the issuance of any such fractional ExxonMobil Share.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to the Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to ExxonMobil and the Depositary (acting reasonably) in such sum as ExxonMobil may direct, or otherwise indemnify ExxonMobil and InterOil in a manner satisfactory to ExxonMobil and InterOil, acting reasonably, against any claim that may be made against ExxonMobil and InterOil with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Time represented outstanding Common Shares or RSUs that is not validly deposited on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a shareholder of ExxonMobil. On such date, the cash and ExxonMobil Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to ExxonMobil, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder.

Withholding Rights

InterOil, ExxonMobil, AcquisitionCo or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as InterOil, ExxonMobil, AcquisitionCo or the Depositary may be required to deduct and withhold with respect to such payment under the ITA, the Code, or any provision of any other Law. To the extent that amounts are so withheld and remitted to the relevant governmental entity, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made. InterOil, ExxonMobil, AcquisitionCo or the Depositary shall also have the right to withhold such number of ExxonMobil Shares otherwise issuable to such Person pursuant to the Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation in respect of such Person; provided that no sales of any such ExxonMobil Shares shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Law. Notwithstanding the foregoing, withholding in respect of the transfer of the CRP into escrow and any payments pursuant to the CRP Agreement shall be governed exclusively by the CRP Agreement. See “Transaction Agreements – CRP Agreement – Payment Procedures”. Withholding in respect of a CRP Payout in accordance with the terms of the CRP Agreement and payment of the CRP Payout will be governed exclusively by the CRP Agreement.

Non-Registered Shareholders

Shareholders whose Common Shares are registered in the name of a broker, investment dealer or other intermediary should contact their broker, investment dealer or other intermediary for instructions and assistance in delivery of the share certificate(s) representing those Common Shares.

Depositary

InterOil has retained the services of the Depositary for the receipt of the Letters of Transmittal and the certificates representing Common Shares and for the delivery and payment of the consideration payable for the Common Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax consequences relating to the disposition of Common Shares pursuant to the Arrangement, the receipt, holding and disposition of ExxonMobil Shares received pursuant to the Arrangement, the receipt of CRPs pursuant to the Arrangement and, if applicable, the transactions contemplated in the CRP Agreement under the ITA that generally apply to beneficial owners of Common Shares, who, for purposes of the ITA, and at all relevant times, hold their Common Shares, and will hold any ExxonMobil Shares and, if applicable, any interest in the Loan received pursuant to the Arrangement, as capital property and deal at arm’s length with, and are not affiliated with, InterOil, ExxonMobil, AcquisitionCo or any of their affiliates. Persons meeting such requirements are referred to as a “Holder” or as “Holders” herein, and this summary is only for Holders.

This summary does not apply to a Holder: (i) with respect to which ExxonMobil is or will be a “foreign affiliate” within the meaning of the ITA, (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the ITA, (iii) an interest in which is a “tax shelter investment” as defined in the ITA, (iv) that is a “specified financial institution” as defined in the ITA, (v) that has made or will make a “functional currency” election under Section 261 of the ITA, (vi) who received Common Shares upon exercise of a stock option or otherwise in connection with employment, or (vii) that has entered into or will enter into, with respect to their Common Shares or ExxonMobil Shares, a “derivative forward agreement” as that term is defined in the ITA. Any such Holder should consult its own tax advisor with respect to the disposition of Common Shares pursuant to the Arrangement, the receipt, holding and disposition of ExxonMobil Shares, the receipt of CRPs and, if applicable, the transactions contemplated by the CRP Agreement.

Common Shares, ExxonMobil Shares and, if applicable, an interest in the Loan should generally be considered to be capital property of a Holder for purposes of the ITA unless such Common Shares, ExxonMobil Shares or the interest in the Loan are held in the course of carrying on a business, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Canadian Holders (as defined below) whose Common Shares might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make, or may already have made, an irrevocable election in accordance with subsection 39(4) of the ITA to have their Common Shares, and every “Canadian security” (as defined in the ITA) owned by such Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Neither the ExxonMobil Shares nor a Holder’s interest in the Loan (if applicable) are “Canadian securities” for this purpose. Any Canadian Holder contemplating making a subsection 39(4) election should consult their tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

This summary is based on the facts set out in this document, the current provisions of the ITA in force on the date hereof and counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date of this document. This summary takes into account all proposed amendments to the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to the disposition of Common Shares pursuant to the Arrangement, the receipt, holding and disposition of ExxonMobil Shares, the receipt of CRPs and, if applicable, the transactions contemplated in the CRP Agreement. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. Holders should consult their own tax advisors having regard to their own circumstances.

In general, for the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Common Shares and ExxonMobil Shares, the receipt of CRPs and, if applicable, the transactions contemplated in the CRP Agreement (including, if in each case applicable, a Holder’s pro rata share of the Loan and the repayment of a portion of such Holder’s proceeds of disposition in accordance with the CRP Agreement), including, without limitation, dividends, interest, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arise, or such other rate of exchange as is acceptable to the CRA.

If the Interim Resource Certification is not completed prior to the Effective Date, the Canadian federal income tax consequences to a Holder in respect of the receipt of CRPs and the transactions contemplated in the CRP Agreement, and the reporting of amounts in respect thereof for Canadian federal income tax purposes, are not entirely clear, and therefore the description below of the consequences under the ITA of the receipt of CRPs and the transactions contemplated in the CRP Agreement are not free from doubt. Holders are urged to consult their own tax advisors regarding the consequences to them of the receipt of CRPs and the transactions described in the CRP Agreement. If the Interim Resource Certification is completed prior to the Effective Date, the Canadian federal income tax consequences may be different, as described below.

Holders Resident in Canada

The following section of the summary applies to a Holder who, for purposes of the ITA and any applicable income tax treaty, is, or is deemed to be, a resident of Canada at all relevant times (a “Canadian Holder”).

Disposition of Common Shares

A Canadian Holder that disposes of Common Shares pursuant to the Arrangement will realize a capital gain (or capital loss) to the extent that the proceeds received for the Canadian Holder’s Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Common Shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” below.

For this purpose, if the Interim Resource Certification is completed prior to the Effective Date, a Canadian Holder’s proceeds of disposition will be equal to the aggregate fair market value of the ExxonMobil Shares at the time of the disposition received by the Canadian Holder (plus any cash in lieu of fractional ExxonMobil Shares) plus the aggregate CRPs paid to the Canadian Holder.

If, however, the Interim Resource Certification is not completed prior to the Effective Date, a Canadian Holder’s proceeds of disposition should, initially, be equal to the aggregate fair market value of the ExxonMobil Shares at the time of the disposition received by the Canadian Holder (plus any cash in lieu of fractional ExxonMobil Shares) plus, subject to the discussion below, the aggregate CRPs (representing the Canadian Holder’s pro rata share of the Maximum CRP Payment) received by the Canadian Holder at the time of disposition (which amount will be approximately $33.94 per Common Share). As discussed below, such proceeds of disposition may be subsequently reduced, or a capital loss may arise, if all or a portion of the CRPs are repaid to AcquisitionCo on behalf of a Holder pursuant to the post-closing adjustments under the CRP Agreement.

Accordingly, if the Interim Resource Certification is not completed prior to the Effective Date, a Canadian Holder may be initially required to include in proceeds of disposition for the taxation year that includes the disposition of the Common Shares an amount which exceeds the amount of cash that will ultimately be released from escrow to the Canadian Holder under the CRP Agreement.

Dividends on ExxonMobil Shares

A Canadian Holder will be required to include in computing such holder’s income for a taxation year the amount of dividends, if any, received or deemed to be received on ExxonMobil Shares in the year. Dividends received on ExxonMobil Shares by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the ITA normally applicable to taxable dividends received from taxable Canadian corporations. A Canadian Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

A Canadian Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the ITA), including any dividends received or deemed to be received on ExxonMobil Shares.

Any foreign withholding tax on such dividends may entitle a Canadian Holder to claim a foreign tax credit or deduction in respect of such foreign withholding tax to the extent and under the circumstances provided in the ITA.

Disposition of ExxonMobil Shares

A disposition or deemed disposition of ExxonMobil Shares by a Canadian Holder will generally result in a capital gain (or capital loss) to the extent that the aggregate proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the aggregate adjusted cost base to the Canadian Holder of such ExxonMobil Shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” below.

The cost to a Canadian Holder of the ExxonMobil Shares received pursuant to the Arrangement generally will be equal to the fair market value of the consideration for which such shares were exchanged at the time of such exchange. For the purposes of determining the adjusted cost base at any time to a Canadian Holder of ExxonMobil Shares acquired under the Arrangement, the adjusted cost base of such ExxonMobil Shares will generally be determined by averaging the cost of such ExxonMobil Shares with the adjusted cost base of all other ExxonMobil Shares held by the Canadian Holder as capital property at that time.

The CRP Agreement

If the Interim Resource Certification is completed prior to the Effective Date, the CRP Agreement will not be entered into by ExxonMobil or AcquisitionCo and each Holder will receive on closing a CRP that is an amount equal to the amount, if any, that would have otherwise been released to the Holder as the CRP Payout and that will be paid to the Holder through the Depositary (as opposed to released under the CRP Agreement) for each Common Share disposed of by such Holder pursuant to the Arrangement (other than Common Shares with respect to which Dissent Rights have been exercised), which amount will be included in such Holder’s proceeds of disposition in respect of the disposition of its Common Shares pursuant to the Arrangement, as described above.

The remainder of this summary (under the heading “Holders Resident in Canada - The CRP Agreement”) is only applicable if the Interim Resource Certification is not completed prior to the Effective Date and the CRP Agreement is entered into by ExxonMobil or AcquisitionCo.

Pursuant to the Arrangement and the CRP Agreement, each Holder will receive a CRP in cash at closing for each Common Share disposed of by such Holder pursuant to the Arrangement (other than Common Shares with respect to which Dissent Rights have been exercised), which amount will be deposited in escrow to facilitate any post-closing adjustments and held by an escrow agent on behalf of and for the benefit of the Holder.

Immediately following such deposit, the escrowed funds will be loaned, on behalf of Holders, to the Borrower pursuant to the Loan. ExxonMobil has informed InterOil that ExxonMobil will be the Borrower.

In accordance with the terms of the CRP Agreement, a determination will be made as to the amount of the CRPs (together with interest and penalties (if applicable) in respect of the Loan) that will be retained by the Holders and the amount that must be repaid to AcquisitionCo. When this determination is made, it is intended that the Loan will be repaid by the Borrower (together with interest and penalties (if applicable) on the Loan) and the Escrow Agent will immediately use these funds as follows: (i) to make the required payouts from escrow (if any) to the Holders (including any Payment Shortfall contemplated in the CRP Agreement); and (ii) if applicable, to return the remaining funds to AcquisitionCo, on behalf of Holders, in accordance with the obligation set out in the CRP Agreement.

Proceeds of Disposition - Payment of CRPs

An amount equal to a Canadian Holder’s aggregate CRPs received at the time of disposition should initially be included in such Canadian Holder’s proceeds of disposition in respect of the disposition of their Common Shares, notwithstanding that such amount will be held in escrow and used to make the Loan on behalf of Holders.

The Loan

Each Canadian Holder should be considered to hold their pro rata share of the Loan and the Loan should have an aggregate principal amount equal to the aggregate CRPs paid to all Holders for the purposes of the ITA. The interest rate on the Loan will be determined pursuant to a formula in the CRP Agreement, which is intended to provide for an appropriate rate of interest having regard to the term of the Loan. However, because the term of the Loan will not be known until the determination of entitlements is subsequently made in accordance with the CRP Agreement, the actual rate of interest applicable to the Loan will not be determined until the time at which the Loan is repaid, at which point such interest rate will be applied to the Loan over its term. It is intended that the interest so determined (and penalties, if any) will be paid to the Escrow Agent for the benefit of Holders when the principal amount of the Loan is repaid.

In general, a Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary generally is required to include in computing its income for a taxation year any interest on a debt that accrues or is deemed to accrue to such Canadian Holder to the end of the particular taxation year or that has become receivable by or is received by the Canadian Holder before the end of that taxation year, except to the extent that such interest was included in computing the Canadian Holder’s income for a preceding taxation year. In addition, other accrual rules may apply if the Loan is considered to be a “prescribed debt obligation” for the purposes of the ITA.

Any other Canadian Holder, including an individual, generally is required to include in computing its income for a taxation year all interest on a debt that is received or receivable by such Canadian Holder in that taxation year (depending upon the method regularly followed by the Canadian Holder in computing income), except to the extent that the interest was included in the Canadian Holder’s income for a preceding taxation year. In addition, if at any time the debt should become an “investment contract” (as defined in the ITA) in relation to such a Canadian Holder, such Canadian Holder will be required to include in computing income for a taxation year any interest that accrues or is deemed to accrue to the Canadian Holder on the debt up to any “anniversary day” (as defined in the ITA) in that year to the extent such interest was not otherwise included in the Canadian Holder’s income for that year or a preceding year. A Canadian Holder’s pro rata share of the Loan generally will be an investment contract for this purpose unless the Canadian Holder includes interest income accrued on the Loan in computing its income at periodic intervals of not more than one year during the term of the Loan.

When the Loan is repaid, and the principal amount of the Loan together with interest (and penalties, if any) is paid by the Borrower to the Escrow Agent for the benefit of Holders, a Canadian Holder’s pro rata share of the interest (and penalties, if any) should be included in its income, except to the extent that such amount was included as interest in computing the Canadian Holder’s income for a preceding taxation year.

In the circumstances noted above, it is possible that a Canadian Holder may be required to include in income for a taxation year the Canadian Holder’s pro rata share of interest on the Loan even though such amount cannot be determined at the applicable time. In other contexts relating to the prescribed interest accrual rules, the CRA has stated that, where the investment return on an instrument cannot be known until maturity, no amount should be deemed to accrue under the prescribed interest accrual rules. In that context, the CRA has stated that the entire return on the investment is calculated and reported in the taxation year when such return is known (i.e., the year in which the maturity date falls). Canadian Holders which may be subject to any of the accrual rules described above should consult their own tax advisors regarding whether they may be required to include in income for each applicable taxation year interest on the Loan on an accrual basis, including whether there may be an obligation to refile their tax returns in respect of previous taxation years to recognize the amount of interest that accrued in each such year, or whether such interest may be included in income in the taxation year when the amount is determined.

As noted above, Canadian Holders will be considered to own a pro rata portion of the Loan. Although not free from doubt, Canadian Holders should be required to include in income the full amount of their pro rata share of interest (and penalties, if any) on the Loan. Accordingly, Canadian Holders may be required to include in income amounts on account of interest (and penalties, if applicable) notwithstanding that all or a portion of such amount may be required to be repaid to AcquisitionCo pursuant to the CRP Agreement. As described below, such amount will generally give rise to capital loss or reduced proceeds of disposition of the Common Shares, and will not offset the interest income inclusion.

The Loan will be denominated in U.S. dollars. As noted above, for the purposes of the ITA, all amounts relating to the Loan must be converted into Canadian currency on the date such amounts arise, including the principal amount of the Loan and the amount paid on the repayment of the Loan. The repayment of the Loan will generally result in a capital gain (or loss) to the extent that a Canadian Holder’s pro rata share of the repayment of the Loan (in Canadian dollars on the date of repayment) exceeds (or is less than) the Canadian Holder’s pro rata share of the principal amount of the Loan (in Canadian dollars on the date the Loan was made). See “Taxation of Capital Gains and Capital Losses” below. Canadian Holders may realize a foreign exchange capital gain or capital loss in respect of their entire pro rata share of the Loan repayment, notwithstanding that all or a portion of such amount may be required to be paid to AcquisitionCo pursuant to the CRP Agreement.

A Holder’s interest in the Loan can only be transferred in very limited circumstances. Accordingly, the consequences of such a transfer are not described in this summary.

Payout From Escrow

The terms of the CRP Agreement will be an integral component of the disposition of Common Shares pursuant to the Arrangement. A Holder’s pro rata share of the amount of the aggregate CRPs repaid to AcquisitionCo on behalf of Holders as required by the CRP Agreement (including on account of interest and penalties, if any, on the Loan) will constitute a repayment to AcquisitionCo by or on behalf of a Canadian Holder pursuant to a conditional or contingent obligation incurred by the Canadian Holder in respect of their disposition of Common Shares.

If the obligation to repay AcquisitionCo pursuant to the CRP Agreement arises, (i) if the Canadian Holder is a partnership, on or before the last day of the Canadian Holder’s fiscal period in which the Canadian Holder disposed of Common Shares pursuant to the Arrangement or (ii) in any other case, on or before the Canadian Holder’s filing-due date for the Canadian Holder’s taxation year in which the Canadian Holder disposed of their Common Shares pursuant to the Arrangement, the amount considered to be a repayment should be deemed to be a reduction in the Canadian Holder’s proceeds of disposition in respect of the disposition of their Common Shares pursuant to the Arrangement.

If such obligation arises following the times described in (i) and (ii) in the immediately preceding paragraph, the amount considered to be a repayment should be deemed to be a capital loss of the Canadian Holder from the disposition of a property by the Canadian Holder at that time. See “Taxation of Capital Gains and Capital Losses” below.

The amount of the proceeds of disposition initially reported to Canadian Holders will include the aggregate CRPs (representing the Canadian Holder’s pro rata share of the Maximum CRP Payment) received by them at the time of disposition (which amount will be approximately $33.94 per Common Share), even though the amount will be paid into escrow. It will be the sole responsibility of Canadian Holders to monitor the transactions which subsequently occur pursuant to the CRP Agreement to determine whether the proceeds of disposition of the Common Shares may be reduced or whether a capital loss may otherwise arise in a subsequent taxation year, and Canadian Holders are advised to consult their own tax advisor in this regard.

Reporting Considerations

As noted above, having regard to the terms of the CRP Agreement and the escrow arrangements, the Canadian federal income tax consequences to a Canadian Holder in respect of the receipt of CRPs and the transactions contemplated in the CRP Agreement, and the reporting of amounts in respect thereof for Canadian federal income tax purposes, are not entirely clear. Canadian Holders may wish to consult their own tax advisors to determine whether it may be possible in the circumstances to report the proceeds of disposition of the Common Shares and the amount actually received under the CRP Agreement (including interest (and penalties, if applicable) on the Loan) in an alternative manner to that described above.

Taxation of Capital Gains and Capital Losses

Generally one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder will be included in the Canadian Holder’s income for the year of disposition. One-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted by the holder against taxable capital gains in that year (subject to and in accordance with the rules in the ITA). Any excess of allowable capital losses over taxable capital gains of the Canadian Holder realized in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the ITA.

Capital gains realized by a Canadian Holder who is an individual, including certain trusts, may give rise to alternative minimum tax under the ITA.

A Canadian Holder that is throughout the relevant year a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the ITA), including any taxable capital gains.

If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends received or deemed to have been received by it on the shares to the extent and under the circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, or where a trust or partnership of which a corporation is a beneficiary or is a member of a partnership or a beneficiary of a trust that owns any such shares. Canadian Holders to which these rules may be relevant should consult their own tax advisors.

Offshore Investment Fund Property

The ITA contains rules which, in certain circumstances, may require a Canadian Holder to include an amount in income in each taxation year in respect of the acquisition and holding of ExxonMobil Shares and, if applicable, the Canadian Holder’s pro rata share of the Loan if (1) the value of such shares or such pro rata share of the Loan may reasonably be considered to be derived, directly or indirectly, primarily from certain portfolio investments described in paragraph 94.1(1)(b) of the ITA and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Canadian Holder acquiring or holding the ExxonMobil Shares and, if applicable, the Canadian Holder’s pro rata share of the Loan was to derive a benefit from portfolio investments in such a manner that the taxes, if any, on the income, profits and gains from such portfolio investments for any particular year are significantly less than the tax that would have been applicable under Part I of the ITA if the income, profits and gains had been earned directly by the Canadian Holder.

These rules are complex and their application and consequences depend, to a large extent, on the reasons for a Canadian Holder acquiring or holding ExxonMobil Shares or, if applicable, the Canadian Holder’s pro rata share of the Loan.

Canadian Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Foreign Property Information Reporting

A Canadian Holder which is a “specified Canadian entity” for a taxation year or a fiscal period the total cost amount to which Canadian Holder of “specified foreign property” (as such terms are defined in the ITA), including ExxonMobil Shares and, if applicable, a Canadian Holder’s pro rata share of the Loan, at any time in the year or fiscal period exceeds CAD$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. Substantial penalties may apply where a Canadian Holder fails to file the required information return in respect of its specified foreign property.

Canadian Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Dissenting Canadian Holders

For Canadian federal income tax purposes, Canadian Holders that receive payment for their Common Shares pursuant to the exercise of Dissent Rights will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received by the dissenting Canadian Holder (less any interest awarded by a court). As a result, such dissenting Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the aggregate proceeds of disposition received exceed (or are less than) the aggregate of (i) the adjusted cost base to the dissenting Canadian Holder of the Common Shares immediately before such disposition; and (ii) any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” above.

Interest awarded to a dissenting Canadian Holder by the Court will be included in the dissenting Canadian Holder’s income for the purposes of the ITA.

In addition, a dissenting Canadian Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the ITA), including interest income and taxable capital gains (See “Taxation of Capital Gains and Capital Losses” above).

A Canadian Holder that exercises Dissent Rights but that is not ultimately determined to be entitled to be paid fair value for the Common Shares held by such Canadian Holder will be deemed to have participated in the Arrangement. In such an event, the income tax consequences as discussed above will generally apply.

Eligibility for Investment by Registered Plans

Based on the current provisions of the ITA in force on the date hereof, ExxonMobil Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (“TFSA”), each as defined in the ITA (collectively, “Registered Plans”) provided that the ExxonMobil Shares are listed on a designated stock exchange for purposes of the ITA (which currently includes the NYSE) at the particular time.

As noted above, ExxonMobil has informed InterOil that, if the Interim Resource Certification is not completed prior to the Effective Date and therefore the Loan will be made, ExxonMobil will be the Borrower under the Loan. Based on the current provisions of the ITA in force on the date hereof, the Loan should be considered to be a qualified investment for Registered Plans (except a deferred profit sharing plan to which ExxonMobil, or an employer that does not deal at arm’s length with ExxonMobil for the purposes of the ITA, has made a contribution) provided that the ExxonMobil Shares are listed on a designated stock exchange for purposes of the ITA (which currently includes the NYSE) at the particular time. Each Canadian Holder should be considered to beneficially hold their pro rata share of the Loan for the purposes of the ITA and the escrow arrangement should not change whether a portion of the Loan is a qualified investment.

Notwithstanding that the ExxonMobil Shares and, if applicable, the Canadian Holder’s pro rata share of the Loan should be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or the annuitant of an RRSP or a RRIF, as the case may be (each a “Plan Holder”), will be subject to a penalty tax if such ExxonMobil Shares or, if applicable, the Plan Holder’s pro rata share of the Loan are a “prohibited investment” for the TFSA, RRSP or RRIF. ExxonMobil Shares and the Plan Holder’s pro rata share of the Loan will generally be a “prohibited investment” if the Plan Holder does not deal at arm’s length with ExxonMobil for purposes of the ITA or has a “significant interest” (as defined in the ITA) in ExxonMobil.

Plan Holders are advised to consult their own tax advisors with respect to whether ExxonMobil Shares or the Plan Holder’s pro rata share of the Loan are “prohibited investments” in their particular circumstances and the tax consequences of ExxonMobil Shares or, if applicable, the Plan Holder’s pro rata share of the Loan being acquired or held by trusts governed by a Registered Plan in respect of which they are a holder or an annuitant.

Holders Not Resident in Canada

The following section of the summary applies to a Holder that, (i) for the purposes of the ITA and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada, (ii) does not, and is not deemed to, use or hold Common Shares, or ExxonMobil Shares or, if applicable, the Holder’s pro rata share of the Loan received pursuant to the Arrangement, in or in the course of carrying on a business in Canada, and (iii) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Canadian Holder”).

Disposition of Common Shares

A Non-Canadian Holder that disposes Common Shares pursuant to the Arrangement or that receives payment for their Common Shares pursuant to the exercise of Dissent Rights will not be subject to tax under the ITA on the disposition of the Common Shares, provided that the Common Shares are not “taxable Canadian property” to the Non-Canadian Holder for the purposes of the ITA at the time of disposition.

Provided that the Common Shares are listed on a designated stock exchange (which currently includes the NYSE) at a particular time, such shares will not constitute taxable Canadian property to a Non-Canadian Holder at such time unless, at any time during the sixty-month period that ends at that time: (a) (i) the Non-Canadian Holder, (ii) persons with whom the Non-Canadian Holder does not deal at arm’s length, (iii) partnerships in which the Non-Canadian Holder or any person described in (ii) holds an interest directly or indirectly through one or more partnerships, or (iv) the Non-Canadian Holder together with all persons described in (ii) and (iii), owned 25% or more of any class or series of shares of the capital stock of InterOil; and (b) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the ITA); (iii) “timber resource properties” (as defined in the ITA); or (iv) options or interest in respect of property described in (i), (ii) and (iii), whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the ITA, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

A dissenting Non-Canadian Holder will not be subject to Canadian withholding tax on any amount of interest that is awarded by the Court.

Disposition of ExxonMobil Shares

A disposition or deemed disposition of ExxonMobil Shares by a Non-Canadian Holder will not be subject to tax under the ITA unless (i) the ExxonMobil Shares are, or are deemed to be, “taxable Canadian property” (within the meaning of the ITA) of the Non-Canadian Holder at the time of the disposition or deemed disposition, and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the Non-Canadian Holder’s country of residence. In the event that the ExxonMobil Shares are, or are deemed to be, “taxable Canadian property” of a Non-Canadian Holder and the capital gain realized upon a disposition of such shares is not exempt from tax under the ITA by virtue of an applicable income tax convention, the tax consequences as described above under “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses” will generally apply to the extent and under the circumstances in the ITA.

The ExxonMobil Shares will not be taxable Canadian property of a Non-Canadian Holder unless the test described above under “Holders Not Resident in Canada - Disposition of Common Shares” is satisfied with respect to the ExxonMobil Shares.

The CRP Agreement

If the Interim Resource Certification is completed prior to the Effective Date, Canadian withholding tax under Part XIII of the ITA should not apply to the payment of any portion of the CRPs to Non-Resident Holders, and the CRP Agreement will not be entered into by ExxonMobil or AcquisitionCo.

If the Interim Resource Certification is not completed prior to the Effective Date and the CRP Agreement is entered into by ExxonMobil and AcquisitionCo, Canadian withholding tax under Part XIII of the ITA should not apply to either the payment of any portion of the CRPs into escrow to be held on behalf of a Non-Resident Holder, or to the payment out of escrow to a Non-Resident Holder of the portion of their CRPs that is not required to be repaid to AcquisitionCo. The terms of the CRP Agreement include a covenant of and an agreement by AcquistionCo that the payment of the CRPs into escrow and any release or payout of any portion of the CRPs out of escrow to Holders will be made free and clear of and without deduction for taxes, if any, imposed under Part XIII of the ITA. However, the terms of the CRP Agreement do not contain an express indemnity in favour of Holders in the event that the CRA determines that any payments in connection with the CRP Agreement may be subject to applicable withholding tax under Part XIII of the ITA.

The Loan

Provided that the Borrower is not a resident of Canada, payments of interest (and penalties, if any) on the Loan (if applicable) to Non-Resident Holders should not generally be subject to withholding tax under Part XIII of the ITA; however, this conclusion depends in part on the activities of the Borrower. In any event, the CRP Agreement provides a gross-up and indemnity in respect of any tax imposed under Part XIII in respect of interest on the Loan.

The repayment of the Loan will not have any consequences under the ITA to Non-Resident Holders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of (i) the Arrangement and (ii) any CRP Rights received. This summary is based on provisions of the Code, Treasury Regulations promulgated under the Code, judicial opinions, published positions of the IRS and all other applicable authorities, all as in effect as of the date of this Information Circular and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to U.S. holders who hold their Common Shares and, following the Arrangement, will hold CRP Rights, if any, received pursuant to the Arrangement (except as described below under “Certain U.S. Federal Income Tax Considerations— U.S. Federal Income Tax Consequences of the CRP Rights”), as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of such holder’s particular circumstances or that may be applicable to U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, mutual funds, partnerships or other flow-through entities and their partners or members, tax-exempt organizations, holders that exercise Dissent Rights, U.S. expatriates, holders liable for the alternative minimum tax, U.S. holders whose functional currency is not the U.S. dollar, holders who hold their Common Shares or will hold, following the Arrangement, CRP Rights, as part of a hedge, straddle, constructive sale or conversion transaction, holders who acquired their Common Shares through the exercise of employee stock options or other compensation arrangements and holders who own or have owned, actually or constructively, 10% or more of the voting shares of InterOil). Further, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any state, local or non-U.S. tax consequences, nor does it address any U.S. federal tax consequences other than those pertaining to the income tax.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds Common Shares or, following the consummation of the Arrangement, CRP Rights, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. U.S. holders who are partners in a partnership holding Common Shares or, following the consummation of the Arrangement, CRP Rights, should consult their own tax advisors.

Neither ExxonMobil nor InterOil has requested a ruling from the IRS regarding the U.S. federal income tax consequences of the Arrangement, any CRP Rights received pursuant to the Arrangement or any other related matter and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT AND ANY CRP RIGHTS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

HOLDERS THAT ARE NOT U.S. PERSONS FOR U.S. FEDERAL INCOME TAX PURPOSES SHOULD CONSULT THEIR TAX ADVISORS REGARDING U.S. FEDERAL INCOME TAX WITHHOLDING ON DIVIDENDS PAID IN RESPECT OF EXXONMOBIL SHARES RECEIVED PURSUANT TO THE ARRANGEMENT AND, IF APPLICABLE, THE PORTION OF ANY PAYMENT IN RESPECT OF A CRP RIGHT TREATED AS INTEREST FROM SOURCES WITHIN THE UNITED STATES.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Common Shares and, if applicable, following the consummation of the Arrangement, a beneficial owner of any CRP Right, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Federal Income Tax Consequences of the Arrangement

The receipt of the Consideration in exchange for Common Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder that exchanges its Common Shares for ExxonMobil Shares, cash in lieu of a fractional ExxonMobil Share, if any, and any CRP Rights or cash as part of the Consideration will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of any cash paid in lieu of a fractional ExxonMobil Share or as part of the Consideration and the fair market value of the ExxonMobil Shares and any CRP Rights received pursuant to the Arrangement and (ii) such U.S. holder’s adjusted tax basis in the Common Shares exchanged therefor. Gain or loss must be calculated separately for each block of Common Shares exchanged by such U.S. holder if such blocks were acquired at different times or different prices. Any gain or loss so recognized generally will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Common Shares exceeds one year as of the Effective Date. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

A U.S. holder’s tax basis in the ExxonMobil Shares and any CRP Rights received in the Arrangement will equal the fair market value of such ExxonMobil Shares and such CRP Rights as of the Effective Date, and the holding period of such ExxonMobil Shares and such CRP Rights will begin on the date after the Effective Date. The installment method of reporting any gain attributable to receipt of a CRP Right will not be available because Common Shares are traded on an established securities market. ExxonMobil has agreed with InterOil (and has agreed to use commercially reasonable efforts to cause the Escrow Agent or any other person that has information reporting or withholding obligations for U.S. federal income tax purposes with respect to the delivery or payment of the consideration pursuant to the Arrangement) to treat any CRP Right received pursuant to the Arrangement as having a fair market value generally equal to the excess of (i) the fair market value of a Common Share over (ii) the fair market value of an ExxonMobil Share(s) (or fraction thereof) to be received with respect to such Common Share pursuant to the Arrangement, in each case, on the day prior to the Effective Date.

Passive Foreign Investment Company Status

If InterOil were characterized as a PFIC, such characterization could result in adverse tax consequences to U.S. holders, and U.S. federal income tax consequences different from those described above may apply. These consequences may include U.S. holders having gains realized on the disposition of Common Shares treated as ordinary income earned pro rata over such U.S. holder’s holding period, being taxed at the maximum rates applicable during the years in which such income is deemed earned and being subject to punitive interest charges on such gains. A non-U.S. corporation will be classified as a PFIC if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (b) at least 50% of the average quarterly value of its assets produces “passive income” or is held for the production of “passive income.” InterOil has not made a determination of whether it is or ever has been a PFIC. U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to their disposition of Common Shares pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the CRP Rights

There is no legal authority directly addressing the U.S. federal income tax treatment of any CRP Rights received pursuant to the Arrangement. Accordingly, the amount, timing and character of any gain, income or loss with respect to any CRP Rights are uncertain. It is not clear whether any payment in respect of a CRP Right may be treated as a payment with respect to a sale or exchange of a capital asset or as giving rise to ordinary income or loss. Because the CRP Rights will not be listed on a securities exchange and the CRP Rights will not be transferable, a U.S. holder generally will not be able to recognize a loss with respect to a CRP Right until such holder receives payment in respect of the CRP Right or the CRP Right terminates.

Although not entirely clear, a portion of any payment in respect of a CRP Right received more than six months following the consummation of the Arrangement may constitute imputed interest taxable as ordinary income under Section 483 of the Code. The portion of any payment in respect of a CRP Right treated as imputed interest under Section 483 of the Code generally should equal the excess of the amount of the payment over the present value of such amount as of the consummation of the Arrangement, calculated using the applicable federal rate as the discount rate. A U.S. holder who receives payment in respect of a CRP Right must include in its taxable income interest imputed pursuant to Section 483 of the Code using such U.S. holder’s regular method of accounting.

The U.S. federal income tax treatment of the CRP Rights is not certain. Neither InterOil nor ExxonMobil intends to seek a ruling from the IRS regarding the tax treatment of the CRP Rights and it is possible that the IRS might successfully assert that receipt of any CRP Right or payment in respect of any CRP Right should be treated differently than described above. If the IRS were to successfully assert a contrary position, the amount, timing and character of income, gain or loss, realized with respect to the CRP Rights may be materially different than described above. U.S. holders should consult their tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of any CRP Right or receipt of any payment in respect of a CRP Right.

Information Reporting and Backup Withholding

In general, information reporting and backup withholding may apply to cash paid in lieu of a fractional ExxonMobil Share or as part of the Consideration and any payment in respect of a CRP Right to U.S. holders of Common Shares pursuant to the Arrangement, in each case, other than U.S. holders that are exempt recipients. Backup withholding (currently, at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number and other required information (generally, on IRS Form W-9 provided to the solicitation agent or the U.S. holder’s broker) or fails to establish that such U.S. holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided such holder timely furnishes the required information to the IRS.

This summary of the material U.S. federal income tax consequences of the Arrangement and any CRP Rights is for general information only and is not tax advice. U.S. holders should consult their tax advisors as to the specific tax consequences to them of the Arrangement and any CRP Rights in light of their particular circumstances, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws.

CERTAIN AUSTRALIAN, HONG KONG AND SINGAPOREAN INCOME TAX CONSIDERATIONS

This summary is confined to the domestic income tax implications that may arise for Shareholders who are either Australian resident individuals for Australian income tax purposes, Hong Kong resident individuals for Hong Kong tax purposes or Singapore resident individuals for Singaporean tax purposes. The category of Shareholders considered within these comments is limited to individuals who hold their shares on capital account and who do not carry on a business of trading shares.

The summary below does not consider the tax consequences for Shareholders who are exempt from Australian, Hong Kong or Singapore tax. These comments do not consider Australian resident taxpayers who are subject to Division 230 of the ITAA1997 (the Taxation of Financial Arrangements or “TOFA” regime). Our comments do not consider the tax consequences for Dissenting Shareholders.

This summary is limited to the tax laws and practices in place at the time of writing. These tax laws and practices or their interpretation may change. The actual tax implications will be dependent on each Shareholder’s specific circumstances.

The comments in this summary are necessarily general in nature and are not intended to be an authoritative or complete statement of the applicable law. We would strongly recommend that Shareholders obtain, and rely upon, their own independent taxation advice about the consequences of the proposed Arrangement having regard to their own specific circumstances.

Australian Tax Implications

Overview

Provided ExxonMobil (through a direct or indirect wholly-owned subsidiary) acquires 80% or more of the Common Shares, Australian tax resident Shareholders may be able to defer a portion of their capital gain under the scrip for scrip roll-over relief rules as outlined below.

There may also be tax implications for Australian Shareholders arising from foreign exchange consequences associated with the Arrangement. Each of these aspects is considered in further detail below.

Capital Gains Tax Implications on Disposal of Common Shares

If the Arrangement is approved, Australian Shareholders will dispose of their Common Shares as a result of the implementation of the Arrangement. The disposal will be a capital gains tax event. The capital gains tax event will happen on the Effective Date.

As a general rule, a capital gain or capital loss will be realised upon the disposal. Scrip for scrip roll-over relief on the disposal of Common Shares for ExxonMobil Shares may be available if a capital gain would otherwise arise. If applicable, this scrip for scrip roll-over relief may defer a portion of the capital gain.

An Australian Shareholder will make a capital gain on the disposal of their Common Shares if the capital proceeds received exceed the cost base of their Common Shares. The capital proceeds and cost base (respectively) must be determined in Australian dollars.

The capital proceeds received by an Australian Shareholder will be equal to the market value of the ExxonMobil Shares plus the market value of the CRP (both determined at the Effective Date), plus any cash received in lieu of fractional interests.

The market value of the ExxonMobil Shares should be determined in accordance with publicly available Australian Taxation Office guidance on market value, which indicates that the VWAP of the ExxonMobil Shares on the Effective Date should be used as the method to determine their market value.

The CRP’s will not be publicly traded so Australian Shareholders will need to determine the market value of the CRP’s for Australian income tax purposes. ExxonMobil has agreed with InterOil to treat the CRP Right as having a fair market value for U.S. Federal income tax purposes generally equal to the excess of (i) the fair market value of a Common Share over (ii) the fair market value of an ExxonMobil Share(s) (or fraction thereof) to be received with respect to such Common Share pursuant to the Arrangement, in each case, on the day prior to the Effective Date. For example, assuming the ExxonMobil Shares received have a fair market value of $45.00, where the fair market value of an InterOil share is $49.00 on the last trading day of its shares, this implies each CRP Right has a market value of $4.00 (being $49.00 less $45.00).

The cost base (or reduced cost base) of the Common Shares should be the original amount paid to acquire the Common Shares plus any incidental costs in acquiring the shares.

The capital gains tax discount may be applied against the net capital gain where the Common Shares have been held for more than 12 months and certain other requirements have been met. Where the capital gains tax discount applies, any net capital gain arising to the individual may be reduced by one half after offsetting current year or prior year capital losses.

A capital loss will be realised where the reduced cost base of the Common Share exceeds the capital proceeds from disposal. Capital losses may only be offset against capital gains realised by the investor in the same income year or future income years. Capital losses cannot be offset against assessable income.

Scrip for Scrip Roll-Over Relief

Broadly, scrip for scrip roll-over relief may be available to defer a capital gain made by a taxpayer, if under an arrangement, a taxpayer exchanges a share in a company for a share in another company and certain conditions are met. These conditions include ExxonMobil (or a wholly owned subsidiary of ExxonMobil) acquiring 80% or more of the voting shares in InterOil. These conditions should be satisfied if the Arrangement is approved by Securityholders.

Scrip for scrip roll-over relief is only applicable to the share consideration received by an Australian Shareholder, and does not cover any gain attributable to the value of the CRP or in respect of cash received in lieu of a fractional interest in an ExxonMobil Share.

Scrip for scrip roll-over relief will only be available where an Australian Shareholder would have otherwise made a capital gain and the Australian Shareholder elects to apply the relief. The election to utilise scrip for scrip roll-over relief is evidenced by the manner in which the tax return for the relevant income year is prepared.

Australian Shareholders who exchange their Common Shares for ExxonMobil Shares will only be able to access scrip for scrip roll-over relief in respect of the capital gain related to the “Eligible Proceeds” they receive. “Eligible Proceeds” should be the market value of the ExxonMobil Shares received by an Australian Shareholder. The CRP and cash received in lieu of a fractional interest in an ExxonMobil Share are “Ineligible Proceeds”.

The cost base of Common Shares that are disposed of by the Australian Shareholders will need to be apportioned in a reasonable manner across the value of the Eligible Proceeds and Ineligible Proceeds to determine the portion of the total capital gain that can be rolled over. This is generally done based on the relative market values of the Eligible Proceeds and the Ineligible Proceeds.

To the extent that an Australian Shareholder elects to apply scrip for scrip roll-over relief:

•	any capital gain made as a result of the exchange of Common Shares for ExxonMobil Shares (i.e. any capital gain in relation to “Eligible Proceeds”) should be disregarded;

•	the cost base of the ExxonMobil Share acquired in the exchange is determined by reasonably attributing to it the part of the cost base of the Common Share for which roll-over relief was obtained;

•	on eventual disposal of the ExxonMobil Shares, the date of acquisition of the ExxonMobil Shares is taken to be the date of acquisition of the Common Shares for capital gain tax discount purposes; and

•	the remaining capital gain (referable to Ineligible Proceeds) is taxable in the year in which the Effective Date of the Arrangement occurs.

Taxation Treatment of the CRPs

Overview

The tax implications for Australian Shareholders will be dependent on whether the Payout Conditions for the CRP are achieved or not. The summary below does not include the tax implications of a CRP being abandoned.

The Payout Condition will be achieved where the Interim Resource Certification has been completed and the volume of PRL 15 2C Resources is greater than 6.2 tcfe.

Upon execution of the Arrangement, the Maximum CRP Payment is required to be deposited into the Liquidating Escrow Account, following which each holder of Common Shares will be issued an EVR evidencing the CRPs. Once the Payout Condition has been satisfied, an EVR represents an entitlement to a CRP. It is possible that there will be an interest component when the CRP is paid.

Tax Implications on Acquisition of the CRP

As an EVR is evidence of each CRP Holders’ CRP deposited into escrow and entitlement to receive the CRP Payout, the CRP Payout should be a capital gains tax asset for Australian income tax purposes. The cost base (or reduced cost base) of the CRP should be equal to its market value at the Effective Date as described above, plus any incidental costs in acquiring the CRP.

Tax Implications where Payout Conditions Achieved

If the Payout Condition is achieved and a payment is made under the CRP Agreement, a capital gain tax event will happen. The time of the capital gain tax event will be the date the payment is made (i.e. 10 business days after the Payout Condition is satisfied).

The CRPs should not be treated as “traditional securities” for Australian taxation purposes (and therefore subject to tax on revenue account) on the basis that the CRPs do not exhibit sufficient debt like qualities.

The capital proceeds received for the capital gains tax event will be the amount of CRP Payout translated into Australian dollars using exchange rates applicable on the date the payment is made.

Any interest component of the CRP should constitute assessable interest income for each CRP Holder converted into Australian dollars at the time.

Tax Implications where Payout Conditions not Achieved

In the event the Payout Condition is not satisfied such that CRP Holders are not entitled to a payment, then CRP Holders should make a capital loss equal to the reduced cost base of the CRP. This capital loss will arise when a Non-Achievement Certificate has been certified and delivered to the Escrow Agent.

Foreign Exchange Tax Consequences

There may be foreign exchange implications for Australian Shareholders as a result of the Arrangement. Shareholders will need to seek advice from their tax advisor on the foreign exchange implications of the Arrangement having regard to their own personal circumstances.

Hong Kong Tax Implications

No tax implications should happen in relation to a Hong Kong tax resident Shareholder in respect of the Arrangement as the Arrangement is capital in nature and Hong Kong does not impose tax on capital gains or investment income. Any foreign exchange gain or loss arising as a result of the Arrangement is treated similarly.

Singapore Tax Implications

No tax implications should happen in relation to a Singapore tax resident Shareholder in respect of the Arrangement as the Arrangement is capital in nature and Singapore does not impose tax on capital gains or investment income. Any foreign exchange gain or loss arising as a result of the Arrangement is treated similarly.

Any interest income on the CRP should be considered as foreign-sourced income and not taxable.

SECURITIES LAWS CONSIDERATIONS

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or business advice to any particular Shareholder. This summary does not include any information regarding securities law considerations for jurisdictions other than Canada or the United States. Shareholders who reside in a jurisdiction outside of Canada or the United States are urged to obtain independent advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

Canadian Securities Laws

Status under Canadian Securities Laws

InterOil is a reporting issuer (or the equivalent) in the provinces of British Columbia, Alberta and Ontario. The Common Shares currently trade on the NYSE and are listed on the POMSoX. After the Arrangement, ExxonMobil intends to delist the Common Shares from the NYSE and the POMSoX.

The issue of ExxonMobil Shares pursuant to the Arrangement will constitute a distribution of securities which are exempt from the registration and prospectus requirements of the Securities Laws. ExxonMobil Shares may be resold in each province of Canada, provided: (i) that ExxonMobil is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade (pursuant to Section 2.9 of NI 45-102, upon completion of the Arrangement ExxonMobil will be deemed for this purpose to have been a reporting issuer from the time that InterOil became a reporting issuer); (ii) the trade is not a “control distribution” as defined in NI 45-102; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an insider or officer of ExxonMobil (as such terms are defined in the Securities Act), the insider or officer has no reasonable grounds to believe that ExxonMobil is in default of application Canadian securities legislation. ExxonMobil will become a reporting issuer in Canada upon the completion of the Arrangement as a consequence thereof.

Each Shareholder is urged to consult the holder’s professional advisors with respect to restrictions applicable to trades in ExxonMobil Shares under Canadian Securities Laws.

U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws applicable to Shareholders. All Shareholders are urged to consult with their own legal advisors to ensure that the resale of ExxonMobil Shares issued to them under the Arrangement complies with applicable federal and state securities laws. Further information applicable to U.S. Shareholders is disclosed under “Notice to Shareholders in the United States”.

Shareholders who resell ExxonMobil Shares must also comply with Canadian Securities Laws, as outlined above.

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The ExxonMobil Shares to be issued by ExxonMobil pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and corresponding exemptions under the securities laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in specified exchange transactions where, among other things, the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted by the Court, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the ExxonMobil Shares issued in connection with the Arrangement.

Resale of ExxonMobil Shares within the United States after the Effective Time

The resale rules under the U.S. Securities Act applicable to Shareholders are summarized below.

Non-Affiliates Before and After the Effective Time

Securityholders who are not “affiliates” of ExxonMobil within 90 days before the Effective Time and will not be affiliates of ExxonMobil after the Effective Time may generally resell the ExxonMobil Shares issued to them on or after the Effective Time without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Affiliates Before the Effective Time or Affiliates After the Effective Time

Securityholders who are affiliates of ExxonMobil within 90 days before the Effective Time or will be affiliates of ExxonMobil after the Effective Time will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the ExxonMobil Shares issued at the Effective Time. These Securityholders may not resell their ExxonMobil Shares unless such securities are registered under the U.S. Securities Act or an exemption from registration, such as the exemptions contained in Rule 144 and Rule 904 of Regulation S under the U.S. Securities Act, is available.

Resale of ExxonMobil Shares Pursuant to Rule 144

In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of ExxonMobil within 90 days before the Effective Time or will be affiliates of ExxonMobil after the Effective Time will be entitled to sell in the United States, during any three-month period, a portion of the ExxonMobil Shares that they receive in connection with the Arrangement, provided that the number of such ExxonMobil Shares sold, as the case may be, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about ExxonMobil. Persons who are affiliates of ExxonMobil will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of ExxonMobil.

Resale of ExxonMobil Shares Pursuant to Regulation S

In general, under Regulation S, persons who are affiliates of ExxonMobil within 90 days before the Effective Time or will be affiliates of ExxonMobil after the Effective Time solely by virtue of their status as an officer or director of ExxonMobil may sell ExxonMobil Shares outside of the United States in an “offshore transaction” if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of ExxonMobil Shares who is an affiliate of ExxonMobil after the Effective Date other than by virtue of his or her status as an officer or director of ExxonMobil.

INFORMATION RELATING TO INTEROIL

Summary

InterOil is a corporation incorporated under the laws of Yukon, Canada, and was continued under the YBCA on August 24, 2007. InterOil is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, the Elk-Antelope Fields in the Gulf Province, and exploration licenses covering about 16,000 square kilometers. Its main offices are in Singapore and Port Moresby, Papua New Guinea. InterOil’s Common Shares are listed on the NYSE and POMSoX.

Intercorporate Relationships

InterOil Corporation
IOC
100%
InterOil Australia Pty Ltd
100%
InterOil Singapore Pte Ltd
100%
InterOil Finance Inc.
100%
InterOil Shipping Pte Ltd.
100%
InterOil Corporate PNG Ltd
100%
SPI Distribution Limited
100%
South Pacific Refining Limited
100%
InterOil LNG Holdings Inc
77.165%
PNG LNG Inc
100%
Liquid Niugini Gas Ltd
100%
LNGL Train 1 Limited
100%
S.P.I. Exploration and Production Corp.
100%
SPI (208) Limited
100%
SPI Holdings No.1 Limited
IPI Holdings Limited
100%
SPI Exploration and Production Limited
100%
SPI CSP PNG Limited
100%
SPI (210) Limited
100%
SPI (199) Limited
100%
SPI (157) Limited
100%
SPI (220) Limited
100%
InterOil Partners Limited
100%
SPI Security Holdings Limited
Key to countries of incorporation:
Canada
PNG
Bahamas
Australia
Singapore
Barbados

Price Range and Trading Volumes of Common Shares

The Common Shares are listed for trading on the NYSE under the trading symbol “IOC”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Common Shares as reported on the NYSE.

	Price Ranges ($)		Volume
	High	Low
December 2015	39.75	28.5	1,324,692
January 2016	32.65	21.21	2,175,511
February 2016	31.23	24.77	1,208,827
March 2016	33.96	25.72	1,504,705
April 2016	34.73	30.29	1,119,404
May 2016	44.44	29.11	2,399,262
June 2016	45.76	40.05	1,902,559
July 2016	50.12	45.02	2,748,255
August 2016	49.49	48.75	1,406,235
September 2016	51.42	48.67	1,471,066
October 2016	51.09	48.75	641,774
November 2016	49.96	42.94	1,154,612
December 2016	50.40	47.20	1,664,932
January 1 - 13, 2017	48.27	47.32	518,674

Prior Sales

Other than RSUs and Options issued under the Company Incentive Plans, no Common Shares, RSUs or Options were issued during the 12 months prior to the date of this Information Circular.

Selected Historical Consolidated Financial Information of InterOil

Set forth below is a summary of certain selected consolidated financial information with respect to InterOil as at the dates and for the periods indicated. The selected historical financial information of InterOil and its subsidiaries as at and for the fiscal years ended December 31, 2015, 2014 and 2013 has been derived from historical audited financial statements. The selected historical financial information for the nine months ended September 30, 2016 and 2015 has been derived from the InterOil unaudited interim financial statements for the periods ended September 30, 2016 and 2015, respectively. InterOil’s audited annual financial statements and InterOil’s unaudited interim financial statements from which this selected historical financial information is derived were prepared in accordance with International Financial Reporting Standards. This selected historical financial information should be read in conjunction with the InterOil audited annual financial statements for the years ended December 31, 2015, 2014 and 2013 and the InterOil unaudited interim financial statements for the nine months ended September 30, 2016 and 2015 which form part of this Information Circular.

	Nine Months Ended September 30		Year Ended December 31
	2016	2015	2015	2014	2013
	(In thousands of US$, except per share data)
Revenue	(2,611)	11,393	23,083	13,159	2,763
EBITDA(1)	(88,527)	(152,736)	(234,279)	234,119	(43,803)
Net Profit/(Loss)	(100,206)	(158,126)	(241,956)	289,766	(40,358)
Net Profit/(Loss) per Share - Basic	(2.01)	(3.19)	(4.89)	5.84	(0.83)
Net Profit/(Loss) per Share - Diluted	(2.01)	(3.19)	(4.89)	5.82	(0.83)
Cash Flow from Operations	(101,526)	(61,126)	(100,250)	(81,206)	70,643
Expenditure on Exploration and Evaluation Assets net of JV contributions	(64,332)	(208,189)	(250,666)	(327,760)	(98,343)
Total Assets	1,178,399	1,231,923	1,191,395	1,340,130	1,305,799
Total Liabilities	456,591	354,756	391,722	311,477	572,978
Total Long-Term Liabilities	92,088	96,000	87,588	96,000	236,741

Earnings before interest expense, income tax expense, depreciation and amortization. Please refer to InterOil’s management’s discussion and analysis for the nine months ended September 30, 2016 and the year ended December 31, 2015.

Summary of InterOil’s Petroleum Prospecting and Retention / License Assets

The following is a summary of certain of InterOil’s license assets, including the Elk-Antelope Fields, its development plans (including the chance and timing of development) and the funding InterOil currently has access to, and will require, in order to fund its activities.

The following summary is based upon, and is predominantly a reproduction of, information regarding InterOil and its assets that are publicly available, including InterOil’s filings with the CSA (available at www.sedar.com) and the SEC (available at www.sec.gov).

The information below is being summarized for convenience and to assist Securityholders in making an informed decision with respect to the Arrangement. Readers are cautioned that the information below does not contain all information about InterOil, its assets and its development plans (including the chance and timing of development). Therefore, Securityholders are urged to read InterOil’s public filings with the CSA and the SEC carefully. The information below is subject to, and qualified in its entirety by reference to such publicly available documents.

Readers should be aware that InterOil has no production or reserves or future net revenue as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities of the CSA or under definitions established by the SEC. InterOil’s prospecting and retention licenses have identified Contingent Resources as defined in the Canadian Oil and Gas Evaluation Handbook, which are quantities of Conventional Natural Gas and Natural Gas Liquids that cannot be classified as reserves. Contingent Resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. InterOil’s Contingent Resources have not been classified as reserves at this time and will not be classified as reserves until a final investment decision is made and LNG sales agreements are in place (which will only occur after completion, development planning, project design and receipt of regulatory approvals). The Contingent Resources values illustrated in this Information Circular and the documents incorporated by reference herein (including the AIF) should be considered indicative in nature only, pending further design work to confirm timing and capital estimates. Criteria other than economics may require classification as Contingent Resources rather than reserves. Contingencies affecting the classification as reserves versus Contingent

Resources relate to the following issues as detailed in the Canadian Oil and Gas Evaluation Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements.

InterOil’s License Position

InterOil’s assets include interests in petroleum prospecting and retention licenses, which include the Elk-Antelope Fields, the Triceratops, Raptor and Bobcat fields in the Gulf Province of Papua New Guinea, and prospecting licenses covering about 16,000 square kilometers (about 4 million acres) in Papua New Guinea. Over the past three years, InterOil has focused on meeting work commitments across its licenses with seismic acquisition, studies, exploration and appraisals drilling. The following table summarizes InterOil’s license interests as at December 31, 2016:

License Numbers	Discovery	Location	Operator	InterOil Registered License Interest		InterOil Net Beneficial Interest Owned		Blocks Covered	Acreage Gross	Acreage Net(4)

PPL 474	None	Onshore	InterOil	100.00%		94.2500	%(2)	59	1,232,462	1,161,595

PPL 475	Raptor	Onshore	InterOil	87.0968	%(1)	79.1114%		25	524,315	414,793

PPL 476	Bobcat	Onshore	InterOil	100.00%		78.6114	%(3)	58	1,215,243	955,320

PPL 477	None	Onshore	InterOil	100.00%		78.6114	%(3)	30	629,254	494,665

PRL 39	Triceratops	Onshore	InterOil	87.0968%		69.0931%		9	188,877	130,501

PRL 15	Elk / Antelope	Onshore	Total	37.0375%		36.5375%		9	188,675	130,501

TOTAL:								190	3,978,826	3,287,375

(1)	Subject to the registration of Pacific Exploration and Production Corp.’s (formerly Pacific Rubiales Energy Corp.) withdrawal from PPL 475, InterOil’s registered license interest in PPL 475 will increase to 100%.
(2)	Assumes that PNGDV will elect to participate in the remaining 15 wells (their Raptor-1 election was the first of 16 wells that they have the option to participate at their 5.75% interest election).
(3)	Pursuant to the 2005 IPI Agreement, IPI holders agreed to pay InterOil $125.0 million and InterOil agreed to drill eight exploration wells in PPLs 474, 475, and 476 and 477. As of December 31, 2015, InterOil had drilled seven of these wells, with a final well to be drilled within either PPL 476 or PPL477. IPI holders may acquire an interest in field development after an exploration well is drilled in which the holder has an interest. If an exploration well is successful, the IPI holders may participate in the development of the fields discovered by that well if they pay their share of field development costs. The “net beneficial interest” above will be adjusted, subject to which license area the eighth exploration well is drilled in.
(4)	Acreage Net is calculated based on InterOil’s Net Beneficial Interest Owned only and doesn’t include adjustments for interests by discoveries/fields.

On May 27, 2015, Total, the operator of the PRL 15 Joint Venture, lodged an extension application with the PNG Department of Petroleum and Energy, in respect of PRL 15 which was due to expire on November 29, 2015 (the “Extension Application”). As part of the Extension Application, the PRL 15 Joint Venture proposed new work programs and commitments for the extension term, consisting of a minimum work program of $187 million over a five year extension term. In December 2016, the Extension Application was formally granted by the Minister for Petroleum and Energy for a period of 5 years (effective as of November 30, 2016), covering the existing 9 graticular blocks within the licence area. The offer by the Minister to the licensees was subsequently accepted by the PRL 15 Joint Venture. The minimum work program as originally requested in the Extension Application was reduced by the Department of Petroleum and Energy to $111.0 million across the licence term in consideration of the work already performed by the licence holders from November 30, 2015.

For further information on InterOil’s working percentage ownership in the licenses set out in the table above, see “Working interests in licenses” in the AIF. The following figure illustrates the approximate locations of InterOil’s license assets.

PPL477
PRL39
PRL15
PPL475
PPL476
PPL474
Eastern Papuan Basin
Port Moresby
0 12.5 25 50 Miles
0 25 50 100 Km
143°E
144°E
145°E
146°E
147°E
148°E
6°S
7°S
8°S
9°S
10°S

PRL 15 (Including the Elk-Antelope Fields)

PRL 15 consists of nine blocks, covering an area of 763 square kilometers which is equivalent to 188,675 acres of the Eastern Papuan Basin in PNG. The Elk-Antelope Fields lie within this license area. The fields lie south of the mountains and are approximately 120 kilometers inland from the township of Kerema and 360 kilometers northwest from Port Moresby, the capital city and major industrial centre.

InterOil owns a 28.32% interest in PRL 15 after accounting for the independent State of Papua New Guinea’s right to back-in to a 22.5% net revenue interest. The table below sets forth the participants who hold an interest in PRL 15 and their percentage interests therein.

Participant	Working Interests as at December 31, 2015 (before exercise of PNG back-in right)	Working Interests as at December 31, 2015 (after exercise of PNG back in right)

InterOil	36.5375%	28.3166%
Total	40.1275%	31.0988%
Oil Search	22.8350%	17.6971%
IPI Holders	0.5000%	0.3875%
State	—	20.5000%
Landowners	—	2.0000%

TOTAL	100.0000%	100.0000%

The Elk Field was discovered in 2006 by the Elk-1 well. The Elk-2 well was drilled in 2007 in a water leg. Both wells found deep platform carbonates facies with poor petrophysical properties. The Antelope Field was discovered in 2007 by the Elk-4 well. This well encountered facies similar to Elk-1 but also indicated the presence of a major sealing fault between the two wells. The Antelope-1, Antelope -2 and Antelope -3 wells were drilled between 2008 and 2012 proving better petrophysical properties. The Antelope Field is the primary field containing approximately 96% of the Contingent Resources located in the Elk-Antelope Fields.

Further appraisal drilling has taken place since 2014 with the drilling of Antelope-4, Antelope-4 sidetrack, Antelope-5 and Antelope-6 wells. The Antelope-7 well, which commenced drilling in November 2016, is the final appraisal well in the Appraisal Work Program. The Antelope-7 appraisal well is designed to provide structural control and reservoir definition to the Elk-Antelope Fields’ western flank. On December 22, 2016, InterOil announced that the Antelope-7 appraisal well had reached 2,127 meters (6,978 feet) measured depth below rotary table and had not intersected the Antelope reservoir. As at the date of this Information Circular, the drilling of the Antelope-7 appraisal well is ongoing and is progressing to a proposed total depth of around 2,300 meters. InterOil expects that the Interim Resource Certification process will commence in January 2017. If additional material information regarding the Antelope-7 appraisal well (and related tests) becomes available prior to the Meeting, InterOil will ensure that such information is available to Securityholders. The impact of the Antelope-7 appraisal well on volume assessments will differ depending on the assessor and their interpretation of the volume uncertainty on the western flank of the Antelope Field, which Antelope-7 is designed to address. The actual results of the Antelope-7 appraisal well (and related tests) could impact the Interim Resource Certification, potentially in a positive or negative manner.

The primary purpose of appraisal drilling is to reduce the uncertainty of reservoir fluid volumes in place, fluid composition and recoverable hydrocarbons, both gas and condensate, such that the project design is optimal and future investment decisions can be made for exploitation of the resource with sufficient understanding of risks.

Each PRL 15 Joint Venture partner has their own internal views on resource volume. An agreed position on the volume estimate to underpin project decisions is not expected before the completion of the Appraisal Work Program, notably the completion of the Antelope-7 well and final integration of all the data resulting therefrom.

Elk-Antelope Fields - Development Concept

On July 2, 2015, the PRL 15 Joint Venture unanimously endorsed locations for key infrastructure sites for development of the potential Papua LNG Project. The central processing facility will be close to the logistics base on the Purari River in the Gulf Province, about 360 kilometers north-west of Port Moresby, and will be connected to the LNG facility by onshore and offshore gas and condensate pipelines. Caution Bay near Port Moresby has been selected as the site for the liquefied natural gas plant, adjacent to the existing PNG LNG plant operated by ExxonMobil. A decision on the capacity of the project and ultimately the number and size of LNG processing trains, will depend on, among other things, the estimated size of the resources located in the Elk-Antelope Fields after completion of the Appraisal Work Program. Below is a conceptual diagram of the infrastructure layout. None of this infrastructure has been built or developed and the locations and sites contemplated are subject to change. Should the Arrangement proceed, one of the options that is expected to be considered is the integration of development of the Elk-Antelope Fields with the PNG LNG project operated by ExxonMobil. This potential integration could result in substantial benefits for both the cost and timing of the development of the Elk-Antelope Fields.

The most recent timeline for development of the Papua LNG project prepared by Total, the operator of the PRL 15 Joint Venture, is set out below. In accordance with the indicative timeline a final investment decision in relation to the project is not expected until 2019 and first production is not expected until 2023 (assuming development proceeds).

Securityholders should be aware that the timeline above only includes a small selection of steps that need to be taken in order to develop of the Papua LNG Project. Securityholders should also be aware that a final investment decision has not been made and the ability of the joint venture partners in the Elk-Antelope fields to make a final investment decision in 2019 is dependent on a number of factors, including government and partner commercial agreements, the successful marketing of LNG and entering into LNG sales agreements, project financing (all of which introduce execution challenges and many of which may be out of InterOil’s control). As such, readers are cautioned to not place undue reliance on the aforementioned projected dates. See “Risk Factors – Risks Relating to InterOil”.

Elk-Antelope Fields - Appraisal History

Phase 1 Drilling 2006- 2012

•	Elk-1 commenced drilling on February 19, 2006 as an exploration well to test the Elk Field structure. The structure was defined based on interpreted seismic acquired over an airborne gravity anomaly. The Puri Limestone reservoir (now called the Kapau Limestone) was penetrated and found to be gas bearing.

•	Elk-2 commenced drilling on February 9, 2007 as an appraisal well to test for the gas-oil-water contact. The well was drilled to 3,329 meters, experiencing total loss of circulation from 2,998 meters with intermittent returns from 3,212 meters to total depth. The well penetrated 992 meters of limestone. Post well interpretation shows the top of the reservoir to be marginally above the field gas-water contact.

•	Elk-4 commenced drilling on November 15, 2007 as the second follow up well. The well was drilled approximately 1.5 kilometers to the south to the Elk-1 gas discovery and 6.2 kilometers south of the Elk-2 well. The well was programmed to test the southern extent of the Elk Field and, if possible, to drill through the thrust into the underlying Antelope block. The well, while proving to be outside the limit of the Elk Field, successfully penetrated the underlying Antelope structure resulting in the discovery of the Antelope Field.

•

Antelope-1 commenced drilling on October 15, 2008 as the third follow up well. The well was drilled approximately 4.1 kilometers to the south of the Elk-1 gas discovery and 2.6 kilometers south of the Elk-4 / Elk-4A gas discovery wells. The well was programmed to test the presence of hydrocarbons in the crestal part of the Antelope structure with a secondary objective being to determine pressure communication between the Elk and Antelope structures. Importantly, Antelope-1 intersected a significantly improved reservoir quality in the dolomitized reefal reservoir. Two side-tracks were required due to mechanical difficulties.

•	Antelope-2 commenced drilling on July 27, 2009 as the fourth appraisal well drilled in the Elk-Antelope Fields. The well was located 3.6 kilometers to the south-southeast of Antelope-1. The well penetrated the Upper Limestone, Dolomite and Lower Limestone intervals within the reservoir, being the first well to intersect the entire reservoir sequence in the core of the field. Importantly, the well also proved the significant size of the Antelope discovery. Considerable effort was also made in the well via horizontal side-tracks in the exploration of a potential oil or retrograde condensate leg.

•	Antelope-3 commenced drilling on August 30, 2012 and was located approximately 1.1 kilometers south-southeast of the Antelope-1 well and approximately 2.6 kilometers North-northeast of the Antelope-2 well. The well was programmed to drill and test the reservoir quality and stratigraphic correlation between the Antelope-1 and Antelope-2 wells. The results of wireline logging confirmed the continuity of shallow marine and reefal limestone and dolomite with similar reservoir character and properties between Antelope-1 and Antelope-2.

Phase 2 Drilling 2014- 2016

•	Antelope-4 commenced drilling on September 16, 2014 and was located to provide control over the southern flank of the field. After intersecting and coring the reservoir, operational issues lead to a side-track being drilled which successfully appraised the southern extent of the field with 195 meters of high quality dolomite intersected.

•	Antelope-5 commenced drilling on December 23, 2014 and was located to provide facies and structural control over the western part of the field. The well intersected the top of the reservoir significantly high to prognosis and 690 meters above the groundwater circulation well. Additionally, both reservoir quality and fracturing proved the well to be the best in the field to date.

•	Antelope-6 commenced drilling on December 21, 2015 to provide facies and depth control over the eastern flank of the field. The well intersected the lateral equivalent of the dolomite intersected in the main part of the field with drill stem test-1 resulting in a final stabilized flow rate of approximately 13 million standard cubic feet per day. Further testing of the water leg also assessed reservoir injectivity for consideration of future CO2 and water disposal.

•	Antelope-7 commenced drilling on November 2, 2016 as an additional well to appraise the far western flank of the field, 1.3 kilometers to the west of Antelope-5. The additional well requirement being identified following the positive results of Antelope-5 and seismic reprocessing indicated the potential for a westerly extension to the field. The Antelope-7 appraisal well is designed to provide structural control and reservoir definition to the Elk-Antelope Fields’ western flank. On December 22, 2016, InterOil announced that the Antelope-7 appraisal well had reached 2,127 meters (6,978 feet) measured depth below rotary table and had not intersected the Antelope reservoir. As at the date of this Information Circular, the drilling of the Antelope-7 appraisal well is ongoing and is progressing to a proposed total depth of around 2,300 meters. InterOil expects that the Interim Resource Certification process will commence in January 2017. If additional material information regarding the Antelope-7 appraisal well (and related tests) becomes available prior to the Meeting, InterOil will ensure that such information is available to Securityholders.

Elk-Antelope Fields - Prior Contingent Resource Certifications

The table below sets out publicly available certifications of “Contingent Recoverable Raw Gas” (converted to tcfe) within the Elk-Antelope Fields within the past three years. Each of the most recent assessments by GCA, NSAI and GLJ include data from the Antelope-6 appraisal well and the subsequent appraisal tests that were carried out throughout 2016.

				Recoverable Raw Gas(1)
Date of Certification	Independent Certifier	Prepared For	Unit of Measurement(2)	1C(3)	2C(3)	3C(3)

November 30, 2016(4)	GLJ	InterOil	tcfe	6.83	7.80	8.95
July 15, 2016(5)	GCA	Oil Search	tcfe	5.61	6.90	7.68
July 15, 2016(5)	NSAI	Oil Search	tcfe	4.87	6.15	8.23
December 31, 2015(4)	GLJ	InterOil	tcfe	7.68	10.18	12.30
December 31, 2014(4)	GLJ	InterOil	tcfe	7.50	9.88	11.79
January 13, 2014(6)	GCA	PAC LNG Group	tcfe	5.00	7.10	9.90

(1)	“Recoverable Raw Gas” volume is the recoverable hydrocarbon gas plus inert gases and condensate.
(2)	The Contingent Resource volumes quoted in this table were originally measured as Contingent Raw Gas volumes in tcf, which differs from the manner in which the PRL 15 2C Resources are measured for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). See “Disclosure of Oil and Gas Information” for more information.
(3)	See definitions of “1C”, “2C” and “3C” in the Glossary of Terms attached as Schedule B.
(4)	Using the conversion factors in the Total Sale Agreement, the volumes have been converted from tcf to tcfe. See “Disclosure of Oil and Gas Information” for more information.
(5)	These certifications were publicly announced by Oil Search on July 15, 2016. The exact date and effective date of the certifications is not known, however, the information taken into account is set out in the press release by Oil Search on July 15, 2016. The volumes have been converted from tcf to tcfe in the BMO Fairness Opinion assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. The full text of the BMO Fairness Opinion, dated as of December 14, 2016, sets forth, among other things, the assumptions made, matters considered and qualifications and limitations which the BMO Fairness Opinion is subject to, and is attached to this Information Circular as Schedule E. The description of the BMO Fairness Opinion (including the forgoing assumptions used to convert the certified volumes from tcf to tcfe) is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. Securityholders are encouraged to read the BMO Fairness Opinion carefully and in its entirety.
(6)	This volume was converted from tcf to tcfe assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. See “Disclosure of Oil and Gas Information” for more information.

The table below sets out publicly available certifications of “Contingent Recoverable Raw Gas” (measured in tcf) within the Elk-Antelope Fields within the past three years. Note that the gas volumes quoted in the table below are measured as Contingent Raw Gas volumes in tcf, which differs from 2C Hydrocarbon Gas and 2C Condensate used for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). The most recent assessment by GCA, NSAI and GLJ include data from the Antelope-6 appraisal well and the subsequent appraisal tests that were carried out throughout 2016.

				Recoverable Raw Gas(1)
Date of Certification	Independent Certifier	Prepared For	Unit of Measurement(2)	1C(3)	2C(3)	3C(3)

November 30, 2016	GLJ	InterOil	tcf	6.80	7.77	8.92
July 15, 2016(4)	GCA	Oil Search	tcf	5.53	6.80	7.57
July 15, 2016(4)	NSAI	Oil Search	tcf	4.80	6.06	8.11
December 31, 2015	GLJ	InterOil	tcf	7.58	10.11	12.34
December 31, 2014	GLJ	InterOil	tcf	6.83	9.07	10.85
January 13, 2014	GCA	PAC LNG Group	tcf	4.90	7.00	9.70

(1)	“Recoverable Raw Gas” volume is the recoverable hydrocarbon gas plus inert gases and condensate. The basis of each of the certifications set out in the table may not be identical, through the use of different methodologies (probabilistic or deterministic), cutoffs and other assumptions underlying the evaluations of each of the certifiers.
(2)	Note that the gas volumes quoted in this table are measured as Contingent Raw Gas volumes in tcf, which differs from 2C Hydrocarbon Gas and 2C Condensate used for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout).
(3)	See definitions of “1C”, “2C” and “3C” in the Glossary of Terms attached as Schedule B.
(4)	These certifications were publicly announced by Oil Search on July 15, 2016. The exact date and effective date of the certifications is not known, however, the information taken into account is set out in the press release by Oil Search on July 15, 2016.

The primary contributor to the changes in GLJ’s estimates from December 31, 2015 to November 30, 2016 were due to the results of Antelope-6. GLJ’s predrill prognosis for top reservoir in respect of the Antelope-6 well, based on their December 31, 2015 map, was 1,848 meters True Vertical Depth Subsea (TVDSS), while the actual top was 2,076 meters TVDSS (228 meters lower than the GLJ pre-drill prognosis). This impacted the volume in GLJ’s estimate of the eastern flank of the field.

Secondary contributors were the position of the western fault position where the revised GLJ interpretation moved the fault position 300 meters to the east (on the line through Antelope-5 and Antelope-7) based on 2016 reprocessed seismic and updates to their interpretation of the results of Antelope-4.

As described above, the drilling of the Antelope-7 appraisal well is ongoing. If additional material information regarding the Antelope-7 appraisal well (and related tests) becomes available prior to the Meeting, InterOil will ensure that such information is available to Securityholders. The impact of the Antelope-7 appraisal well on volume assessments will differ depending on the assessor and their interpretation of the volume uncertainty on the western flank of the Antelope Field, which Antelope-7 is designed to address. The actual results of the Antelope-7 appraisal well (and related tests) could impact the Interim Resource Certification, potentially in a positive or negative manner.

The Interim Resource Certification and any potential CRP Payout is separate and independent from any other independent resource certification, including the certifications set out in the table above. In InterOil’s consolidated annual financial statements for the year ended December 31, 2015 and unaudited interim consolidated financial statements for nine months ended September 30, 2016, InterOil estimated that the payment from Total S.A. pursuant to the Interim Resource Certification will be $593.9 million. This estimate is based on the certification provided by GCA, an independent qualified reserves evaluator, which certified a best-case scenario of 7.1 tcfe of natural gas and natural gas liquids in the Elk-Antelope Fields. The aforementioned certification by GCA was conducted in January 2014.

Total Sale Agreement

A copy of the Total Sale Agreement was filed on March 25, 2014 on InterOil’s SEDAR profile at www.sedar.com. Pursuant to the Total Sale Agreement, Total S.A. acquired a gross participating interest of 40.1275% (net 31.0988% after accounting for the independent State of Papua New Guinea’s right to back-in to a 22.5% net interest) in PRL 15. In exchange, InterOil received a $401.3 million completion payment, and is entitled to receive the payments set out below:

•	Fixed Payments. InterOil is entitled to receive fixed payments of $73.3 million upon a final investment decision on the Papua LNG Project (i.e., the Elk and Antelope liquefied natural gas project), and $65.5 million upon the first liquefied natural gas cargo shipment from such project; and

•	Contingent Payments.

•	Interim Resource Certification Payments. InterOil is entitled to receive net contingent payments based on the average certification of PRL 15 2C Resources by two independent certifiers following the completion of the appraisal program (such appraisal program is referred to herein as the Appraisal Work Program, which consists of the appraisal wells described above under “Elk-Antelope Fields - Appraisal History”) and the certification process set out in the Total Sale Agreement (referred to herein as the Interim Resource Certification). The Interim Resource Certification process is governed by the Total Sale Agreement and is described in further detail below under “Total Sale Agreement - Interim Resource Certification”.

•	“Wildcard” and Final Resource Certification. Pursuant to the “Wildcard” and “Final Resource Certification” recertification mechanisms, Total S.A. and InterOil will be required to pay to the other party variable amounts based on the PRL 15 2P Resource (as defined in the Total Sale Agreement) plus any Hydrocarbon Gas and 2C Condensate produced from the Elk-Antelope Fields as at the date of commencement of such recertification process. Unlike the Interim Resource Certification the “Wildcard” and Final Resource Certification could also result in a payment due from InterOil to Total S.A.. This recertification process may be triggered twice (first at the option of one party and again at the option of the other party) during the period (a) commencing on the date of the first gas (currently forecasted to be 2023); and (b) ceasing 60 days after the last day of the calendar month in which Hydrocarbon Gas that is produced from the Elk-Antelope Fields reaches twenty-five percent (25%) of the amount of the PRL 15 2C Resources set out in the Interim Resource Certification. The first recertification is known as the “Wildcard Certification” and the second and final recertification is known as the “Final Resource Certification”. The amounts payable (and by which party) will depend on the difference between the Interim Resource Certification and the “Wildcard Certification” / “Final Resource Certification” (as applicable).

The Total Sale Agreement, and the payments contemplated thereunder, resulted from a competitive process and many months of negotiations. The contingent payments contemplated under the Total Sale Agreement also contemplate fixed value payments based on the Interim Resource Certification and were negotiated at a time when Brent crude oil prices were above US$100.00 per barrel. As a result, the fixed value payments under the Total Sale Agreement could be beneficial to InterOil and its Securityholders if the payments are made at a time when oil and gas prices are forecasted to be lower than the time at which the payments under the Total Sale Agreement were agreed to. Similarly, InterOil and its Securityholders may not benefit from the payments if they are made at a time when oil and gas prices are forecasted to be higher than the time at which the payments under the Total Sale Agreement were agreed to.

For illustration purposes, the table below compares the payments that may be made directly to Shareholders and RSU Holders pursuant to the CRP and the payments that may otherwise be paid to InterOil under the Total Sale Agreement if the Arrangement is not consummated.

	Interim Resource Certifications
	5.0 tcfe		6.0 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe

Payments from Total S.A.(1)

Net Interim Resource Certification Payment (in $ millions) payable by Total S.A.(2)	$0.00	(1)	$178.64	$539.79	$941.06	$1,342.34	$1,743.61	$2,144.89	$2,546.16	(3)

CRP Payout(4)

Base Consideration of $45 plus Total CRP Payout (in $ millions)(5)	$2,298.72		$2,298.72	$2,587.64	$2,948.79	$3,309.94	$3,671.09	$4,032.23	$4,032.23

Total CRP Payout (in $ millions)	$0.00		$0.00	$288.92	$650.07	$1,011.21	$1,372.36	$1,733.51	$1,733.51

CRP Payout per Common Share(5)	$0.00		$0.00	$5.66	$12.73	$19.80	$26.87	$33.94	$33.94

(1)	The payments that may become due to InterOil pursuant to the Interim Resource Certification are based upon the average of two “2C” resource certifications, with each such certification performed by an independent certifier. The Antelope-7 well is the final appraisal well under the Appraisal Work Program and InterOil expects that the Interim Resource Certification process will commence in January 2017. The payment due pursuant to the Interim Resource Certification will only be paid upon completion of the Interim Resource Certification if the average PRL 15 2C Resources by two independent certifiers is greater than 5.4 tcfe.
(2)	The Net Interim Resource Certification payments indicated are net of appraisal carry costs associated with the Total Sale Agreement.
(3)	For each tcfe that is certified pursuant to the Interim Resource Certification above 12 tcfe, an additional $401.28 million would be payable to InterOil.
(4)	The total CRP Payout is capped at approximately $1.73 billion (based on a cap of 11 tcfe of PRL 15 2C Resources). Based on information provided by independent resource evaluators (including information provided by GLJ which indicated that, in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification, there was a less than 1% probability that the volume of contingent resources in the Elk-Antelope Fields would equal or exceed 11 tcfe), and on a review of previous certifications, the Board and the Transaction Committee carefully considered the information available to them and concluded that it is unlikely that the Interim Resource Certification would result in more than 11 tcfe of PRL 15 2C Resources. Securityholders should be aware however that if the Interim Resource Certification results in more than 11 tcfe of PRL 15 2C Resources and the Arrangement is completed, Shareholders would forego the potential benefits that could be realized if InterOil received payment from Total S.A. in respect of amounts in excess of 11 tcfe. For example, if the PRL 15 2C Resources was 12 tcfe, the net Interim Resource Certification payment would be approximately $2.55 billion and the total CRP Payout would be approximately $1.73 billion. As a result, ExxonMobil would be entitled to the difference of $813 million. By contrast, the 42.2% premium offered by ExxonMobil for each Common Share (based on the trading price on May 19, 2016, the last trading day prior to the announcement of the Oil Search Agreement) pursuant to the Arrangement, excluding any CRP Payout, represents an increase in value to Shareholders of $682 million.
(5)	The aggregate base consideration of $45 in shares of ExxonMobil common stock and the calculation of the CRP Payout per Common Share assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective.

Pursuant to the Total Sale Agreement, Total S.A. also agreed to pay to InterOil $65.5 million per tcfe for volumes over one tcfe of additional resources discovered in PRL 15 from one exploration well. Any payment would be made at first gas production from Papua LNG Project. Total S.A. will also carry 75% of costs relating to InterOil’s participating interests of this exploration well to a maximum of $60.0 million on a 100% basis. Costs in excess of this are to be borne by the parties in accordance with their participating interests. Given the speculative nature of any “Wildcard” and/or Final Resource Certification payment (if any) that may become due to InterOil or Total S.A., it is not possible to forecast the quantum of any payment that InterOil may receive from Total. S.A. or may be owed to Total S.A.

Total Sale Agreement - Interim Resource Certification

Background and Timing

The Interim Resource Certification for the purpose of calculating the amount payable to CRP Holders will be conducted according to the process set out in the Total Sale Agreement. The Total Sale Agreement provides for an appraisal work program comprising the drilling of two (2) firm appraisal wells and one (1) or more additional appraisal wells in the Elk Field or the Antelope Field (or both) (the “Appraisal Work Program”). The Antelope-7 appraisal well is the final appraisal well under the Appraisal Work Program and InterOil expects that the Interim Resource Certification process will commence in January 2017. The well, which commenced drilling on November 2, 2016, is located approximately 1.3 kilometres west-south-west of the Antelope-5 well, targeting a potential extension of the Late Oligocene to Miocene age carbonate reservoir rocks comprising the Antelope Field as defined and set out in Annex 2 of the Total Sale Agreement.

Under the Total Sale Agreement, Total S.A. is required to notify SPI (208) (“Notice”) within five (5) Business Days of the completion of drilling and testing of the Antelope-7 appraisal well (“Notice Date”), which is the last appraisal well under the Appraisal Work Program. Following the conclusion of the drilling and potential testing of the Antelope-7 well and receipt of the Notice, the Interim Resource Certification process is expected to be launched (InterOil expects that the Interim Resource Certification process will commence in January 2017). An extensive database comprising well and seismic information, production test (including extended production test) data and core information will be provided to two reputable independent firms of expert certifiers for use in this comprehensive resource certification process. While the Interim Resource Certification process will determine the CRP Payout, the certification may also help inform the future plans for the development of the Elk-Antelope Fields, PRL 15 and related projects.

Engagement of an Expert for the Purpose of Certification

Within twenty (20) Business Days after the Notice Date, the parties to the Total Sale Agreement are each required to nominate an independent reputable international firm of valuers with expertise in the oil and gas industry and the capability to perform valuations on oil and gas reserves in Papua New Guinea from amongst the following consultants: NSAI; GCA; Ryder Scott; Beicip-Franlab; and Miller and Lents, Ltd, each company an “Expert”. Pursuant to the Total Sale Agreement, GLJ, the independent resource evaluator that performs InterOil’s annual certification of Contingent Resources, is not eligible as an Expert under the Total Sale Agreement and, therefore, cannot be engaged as part of the Interim Resource Certification.

Pursuant to the CRP Agreement, if the Arrangement is completed, ExxonMobil and AcquisitionCo will agree to support, and not obstruct or delay, the drilling of the Antelope-7 well and not agree to the commencement of the Interim Resource Certification until the conclusion of the drilling and testing of the Antelope-7 well.

In addition to other special instructions included in and as set out in Schedule 5 of the Total Sale Agreement (and Schedule L of this Information Circular), each Expert must conduct their certification in accordance with PRMS and the PRMS Guidelines, employing a deterministic methodology. With such deterministic approach, which is the most commonly used approach for Contingent Resources, estimates are assigned to each category (1C, 2C, 3C), using the most suitable dataset of parameters, taking into account the nature and amount of reliable geological, geophysical and engineering data, and also the Expert’s own judgment and experience by applying the most suitable methodologies and workflows. In preparation of their certification report, each Expert will act as an expert and not an arbitrator and subject to the instructions set out in Schedule 5 of the Total Sale Agreement, they may adopt such procedures as they see fit.

Determination of PRL 15 2C Resources

Within no more than ninety (90) days of receiving the letter of instruction (contained in Schedule 5 of the Total Sale Agreement), each Expert must provide a written report setting out its determination of the volumes of 2C Hydrocarbon Gas and 2C Condensate within the Elk-Antelope Fields as the Elk-Antelope Fields are expressly described in Annex 2 of the Total Sale Agreement (see also Schedule K of this Information Circular).

Following the Interim Resource Certification process as outlined above, the PRL 15 2C Resources will be determined in accordance with Schedule 4 of the Total Sale Agreement. The key provisions of Schedule 4 of the Total Sale Agreement are set out below:

•	Condensate shall be converted to hydrocarbon gas at a rate of one (1) million barrels of condensate being equal to six (6) billion standard cubic feet of hydrocarbon gas (being the “Conversion Rate”).

•	The volume of PRL 15 2C Resources for the purpose of calculating the value of the CRP shall be the sum of the following, divided by two (2):

•	the volume of 2C Hydrocarbon Gas within the Elk-Antelope Fields certified in the resource certification of the Expert nominated by SPI (208); plus

•	the volume of 2C Hydrocarbon Gas within the Elk-Antelope Fields certified in the resource certification of the Expert nominated by Total; plus

•	the volume of 2C Condensate within the Elk-Antelope Fields certified in the resource certification of the Expert nominated by SPI (208), such volume converted to 2C Hydrocarbon Gas at the Conversion Rate; plus

•	the volume of 2C Condensate within the Elk-Antelope Fields certified in the resource certification of the Expert nominated by Total, such volume converted to 2C Hydrocarbon Gas at the Conversion Rate.

The Interim Resource Certification and any potential amount payable pursuant to the CRP Agreement is separate to, and independent from, any other independent resource certification which may be undertaken of the Elk-Antelope Fields.

Project Funding

InterOil’s ability to commercialize the resources covered by its petroleum prospecting and retention licenses, including its joint venture share of contribution to the construction of an LNG plant and associated facilities, depends on its ability to obtain significant funding.

With respect to the Papua LNG Project, InterOil estimates its costs to be in excess of $3.8 billion over several years. Based on the forecasted development costs prepared by Wood Mackenzie as of August 2016 of $14.5 billion, InterOil would be required to fund approximately $4.1 billion (28.3% post PNG Government back-in) of these development costs. Assuming the Joint Venture can obtain project financing for 65% of these costs, InterOil would be required to contribute approximately $1.4 billion (plus associated financing costs) not attributable to project financing to fund its share of the development costs. The project funding requirements do not include any contingencies for expenditure overruns.

As set out in the tables below, in the event the payment contemplated by under the Total Sale Agreement with respect to the Interim Resource Certification is based off a volume of 7.1 tcfe, the amount of additional capital required to fund the forecast expenditures is at least $1.4 billion. In the event the payment contemplated by under the Total Sale Agreement with respect to the Interim Resource Certification is based off a volume of 8.5 tcfe, the amount of additional capital required to fund the forecast expenditures is at least $0.9 billion. In order to obtain the forecast project financing of 65%, the lenders will likely require InterOil to have raised the full shortfall amount prior to being able to make an final investment decision. These funds will be retained in a dedicated escrow account and utilized to meet the capital requirements between the final investment decision and first gas. Both the 7.1 Tcfe Case and 8.5 Tcfe Case were based on management of InterOil’s latest review of internal information and external certifications available at the time, representing its view of a reasonable range of outcomes associated with the Interim Resource Certification process (including considering that the Interim Resource Certification process is the average certification of two Experts), which reviews and estimated outcomes are updated by management in the ordinary course;

Table A – 7.1 Tcfe Case

7.1 TCFE Case - (6.8MTPA 2 Trains) (US$ millions)	Q1 2017 (F)	Q2 2017 (F)	Q3 2017 (F)	Q4 2017 (F)	Q1 2018 (F)	Q2 2018 (F)	Q3 2018 (F)	Q4 2018 (F)	Q1 2019 (F)	Q2 2019 (F)	Q3 2019 (F)	Q4 2019 (F)	YE Dec 2020 (F)	YE Dec 2021 (F)	YE Dec 2022 (F)	Q1 2023 (F)	Apr 2023 (F)
Operating Cash and Receivables (USD millions)	(339)	407	144	112	50	21	(12)	(50)	(146)	(258)	(1,435)	(1,342)	(1,248)	(874)	(499)	(125)	(31)
Inflows:
Interim Resource Certification Payment	—	580	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
State Participation	—	—	—	—	—	—	—	—	—	159	—	—	—	—	—	—	—
FID Payment	—	—	—	—	—	—	—	—	—	516	—	—	—	—	—	—	—

Total Inflows	—	580	—	—	—	—	—	—	—	675	—	—	—	—	—	—	—

Outflows:
PRL15 Project Costs	(21)	(15)	(16)	(17)	(19)	(20)	(19)	(45)	(47)	(1,517)	—	—	—	—	—	—	—
Other IOC costs	(48)	(13)	(16)	(45)	(10)	(14)	(18)	(51)	(65)	(397)	—	—	—	—	—	—	—

Total outflows	(68)	(28)	(32)	(61)	(29)	(34)	(38)	(97)	(112)	(1,915)	—	—	—	—	—	—	—

Funding Drawdowns	—	—	—	—	—	—	—	—	—	62	94	94	374	374	374	94	31

Closing Cash and Receivables	(407)	144	112	50	21	(12)	(50)	(146)	(258)	(1,435)	(1,342)	(1,248)	(874)	(499)	(125)	(31)	0

Table B – 8.5 Tcfe Case

8.5 TCFE Case - (6.8MTPA 2 Trains) (US$ millions)	Q1 2017 (F)	Q2 2017 (F)	Q3 2017 (F)	Q4 2017 (F)	Q1 2018 (F)	Q2 2018 (F)	Q3 2018 (F)	Q4 2018 (F)	Q1 2019 (F)	Q2 2019 (F)	Q3 2019 (F)	Q4 2019 (F)	YE Dec 2020 (F)	YE Dec 2021 (F)	YE Dec 2022 (F)	Q1 2023 (F)	Apr 2023 (F)
Operating Cash and Receivables (USD millions)	(339)	407	706	674	612	583	550	512	415	303	(897)	(838)	(780)	(546)	(312)	(78)	(19)
Inflows:
Interim Resource Certification Payment	—	1,141	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
State Participation	—	—	—	—	—	—	—	—	—	159	—	—	—	—	—	—	—
FID Payment	—	—	—	—	—	—	—	—	—	516	—	—	—	—	—	—	—

Total Inflows	—	1,141	—	—	—	—	—	—	—	675	—	—	—	—	—	—	—

Outflows:
PRL15 Project Costs	(21)	(15)	(16)	(17)	(19)	(20)	(19)	(45)	(47)	(1,517)	—	—	—	—	—	—	—
Other IOC costs	(48)	(13)	(16)	(45)	(10)	(14)	(18)	(51)	(65)	(397)	—	—	—	—	—	—	—

Total outflows	(68)	(28)	(32)	(61)	(29)	(34)	(38)	(97)	(112)	(1,915)	—	—	—	—	—	—	—

Papula LNG Funding Drawdowns	—	—	—	—	—	—	—	—	—	39	58	58	234	234	234	58	19

Closing Cash and Receivables	(407)	706	674	612	583	550	512	415	303	(897)	(838)	(780)	(546)	(312)	(78)	(19)	0

InterOil’s ability to obtain funding will depend on many factors beyond InterOil’s control, such as the status of capital and industry markets when financing is sought and such markets’ view of InterOil’s industry and of its prospects and partners at the relevant time. InterOil may not be able to obtain financing on acceptable terms, or at all. InterOil’s ability to obtain financing is integral to its ability execute on any long-term business plan, including its ability to commercialize any resources. See “Risk Factors – Risks Relating to InterOil”. If InterOil obtains additional funding, Securityholders should be aware that the amount of the funding could have a significant effect on their price of the Common Shares. For example, raising capital through equity issuances would dilute current Shareholders and could depress the Common Share price. Similarly, additional debt could affect investors’ views on the attractiveness of InterOil from an investment perspective.

One of the inherent risks in participating in LNG developments is the potential for expenditure overruns. Across eight regional analogue LNG developments over the past decade, expenditure overruns have been in the order of $50 billion, representing a range of individual project cost increases of between 20% and 55% over initial budgets. Corresponding schedule overruns and delays to the start of production have impacted 80% of the regional projects, with reliability of production also a factor impacting project economics.2

[2]	Source: WoodMackenzie Q3 2016 data and Citigroup Energy and Utilities Research 2016.

Assuming the development of the Papua LNG Project proceeds, the commencement of commercial production from the project is currently estimated to commence in 2023. This estimate is subject to various assumptions, including that any proposed development remains on schedule. As a result, any estimate with respect to timing of development (if any) is highly contingent on a number of factors, many of which are not within InterOil’s control. Securityholders are encouraged to read the “Risk Factors” section of the AIF.

If the Arrangement does not close, InterOil will also need to fund ongoing property acquisitions, exploration and development activities. The table below outlines the net costs incurred by InterOil during the years ended December 31, 2015 and December 31, 2014 for property acquisitions, exploration and development activities. In addition, InterOil will also need additional capital to fund ongoing expenditures, including its share of exploration costs and general corporate and administrative expenditures over the coming years, and to repay indebtedness.

Nature of Cost	December 31, 2015 ($ millions)	December 31, 2014 ($ millions)

Property acquisition costs	—
Exploration costs	$240.04	$246.32
Development costs	$136.71	$140.38
Total	$376.75	$386.70

Additionally, the following table summarizes results of exploration and development on a gross and net basis (with net costs reflecting the cost to InterOil, not including the portion of costs met by InterOil’s partners), as further broken down by well type, during the nine months ended September 30, 2016.

Wells	Development		Exploration		Total
	Gross ($ millions)	Net ($ millions)	Gross ($ millions)	Net ($ millions)	Gross ($ millions)	Net ($ millions)

Gas	$67.66	$63.78	$2.81	$2.81	$70.47	$66.59
Oil	—	—	—	—	—	—
Service	—	—	—	—	—	—
Dry	—	—	—	—	—	—
Total	$67.66	$63.78	$2.81	$2.81	$70.47	$66.59

Set forth below are InterOil’s applicable expenditure commitments for each petroleum prospecting license and petroleum retention license as at as at September 30, 2016 to satisfy the future minimum work program commitments under each license.

License	Commitment Less than 1 year ($ millions)	Commitment Years 1 to 2 ($ millions)	Commitment Years 2 to 3 ($ millions)	Commitment Years 3 to 5 ($ millions)	Commitment More than 5 years ($ millions)	Total License Commitment ($ millions)

PPL 474	—	$14.86	—	$45.00	—	$59.86
PPL 475	—	$13.60	—	$50.00	—	$63.60
PPL 476	—	$13.93	—	$50.00	—	$63.93
PPL 477	—	$14.77	—	$50.30	—	$65.07
PRL 15	$22.20	$22.20	$22.20	$44.40	—	$111.00
PRL 39	$0.42	$27.42	—	—	—	$27.84

Total:	$37.82	$121.98	$37.40	$270.10	—	$467.30

As noted above, InterOil’s ability to commercialize the resources covered by its petroleum prospecting and retention licenses, including its joint venture share of contribution to the construction of an LNG plant and associated facilities, depends on its ability to obtain significant funding. On April 21, 2016, InterOil entered definitive agreements with respect to the ANZ Facility. The ANZ Facility expires on December 31, 2017 (subject to certain interim milestones being achieved) and replaced InterOil’s previous credit facility arranged by Credit Suisse. Security for the ANZ Facility includes certain of InterOil’s subsidiaries’ assets. Drawdowns of $290.0 million were made under the facility during the nine months ended September 30, 2016, a portion of which was used to repay the previous credit facility arranged by Credit Suisse. The covenants under the ANZ facility include agreed expenditure limits tested for the six month periods ending each quarter and a requirement to obtain consent to redraw the facility after receipt of any payment by Total S.A. pursuant to the Interim Resource Certification. In order to ensure InterOil has sufficient liquidity to fund its expenditure to the earlier of the completion of the Arrangement or the receipt of the certification payment from Total S.A., options are currently being investigated to increase the size of the ANZ Facility. There can be no assurances that InterOil will be able to finalize additional arrangements to provide for such liquidity.

Triceratops, Raptor and Bobcat Gas Fields and Other Exploration Licenses

For additional information regarding the Triceratops, Raptor and Bobcat gas fields and InterOil’s other prospecting licenses, see the AIF (including under the heading “Description of our Business”) and InterOil’s other filings with the CSA and the SEC.

PRL 39

PRL 39 is located north-west of the Elk-Antelope Fields and contains the Triceratops field. InterOil owns a 69.09% interest in the Triceratops discovery (53.55% after accounting for the independent State of Papua New Guinea’s right to back-in to a 22.5% interest) and a 81.35% interest in the fields covered by PRL 39 other than the Triceratops field 63.04% after accounting for the independent State of Papua New Guinea’s right to back-in to a 22.5% interest). PRL 39 was awarded in December 2013 for a five year term. There is one outstanding commitment well to be drilled in 2017, which Interoil has been in discussions with the Department of Petroleum and Energy regarding. For further information on InterOil’s working percentage ownership in PRL 39, see “Working interests in licenses” in the AIF. The most recent independent volume assessment was conducted by GLJ on December 31, 2015 and included the results from Triceratops-3 (summarized below).

	1C(1)	2C(1)	3C(1)

Recoverable Raw Gas (Risked)	0.092 tcf	0.191 tcf	0.343 tcf
Recoverable Raw Gas (Unrisked)	0.151 tcf	0.312 tcf	0.561 tcf

(1)	See definitions of “1C”, “2C” and “3C” in the Glossary of Terms attached as Schedule B.

PPL 475

The Raptor-1 exploration well in PPL 475 was drilled about 12 kilometres west of the Elk-Antelope Fields. The well commenced drilling in March 2014, and in October 2014, InterOil announced that well intersected 200 meters of the Kapau Limestone target zone. In November 2014, Conventional Natural Gas and Natural Gas Liquids were recorded at surface and directed through the flare at the well site and InterOil notified the PNG Department of Petroleum and Energy of a discovery at the Raptor-1 well. Initial results from the testing program, including pressure measurements, supported the presence of a hydrocarbon column in excess of the 200 meter gross gas interval already encountered by the well. The well was drilled to a final total depth of 4,032 meters. During the year ended December 31, 2015, InterOil engaged RISC to provide an independent assessment of the Contingent Resources for the Raptor discovery based on the single discovery well; summarized below:

	1C(1)	2C(1)	3C(1)

Recoverable Raw Gas (Risked)	0.086 tcf	1.328 tcf	6.447 tcf
Recoverable Raw Gas (Unrisked)	0.190 tcf	2.951 tcf	14.33 tcf

(1)	See definitions of “1C”, “2C” and “3C” in the Glossary of Terms attached as Schedule B.

Further appraisal drilling would be required to narrow the range between 1C and 3C estimates such that a development investment decision could be made.

PPL 476

The Bobcat-1 exploration well in PPL475 was drilled about 30 kilometers northwest of the Elk-Antelope Fields. The well was spudded in March 2014, and in November 2014 was drilled to a total depth of 3,207 meters after intersecting an interval of about 320 meters of Kapau Limestone. In December 2014, InterOil announced that the well was tested over an interval of about 320 meters of Kapau limestone, the upper section of the target reservoir, and flowed and flared hydrocarbons at surface, and we notified the Department of Petroleum and Energy of a discovery at the Bobcat-1 exploration well.

During the year ended December 31, 2015, InterOil engaged RISC to provide an independent assessment of the Contingent Resources for the Bobcat discovery, based on the single discovery well; summarized below:

	1C(1)	2C(1)	3C(1)

Recoverable Raw Gas (Risked)	0.177 tcf	0.996 tcf	2.875 tcf
Recoverable Raw Gas (Unrisked)	0.394 tcf	2.214 tcf	6.389 tcf

(1)	See definitions of “1C”, “2C” and “3C” in the Glossary of Terms attached as Schedule B.

An extensive amount of work and testing (including further appraisal drilling) would need to be completed in order to determine if any of the Triceratops, Raptor and Bobcat gas fields could become commercially viable projects.

InterOil Documents Incorporated by Reference

The following documents filed on SEDAR by InterOil with securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular.

(a)	annual information form of InterOil dated March 30, 2016 for the fiscal year ended December 31, 2015 (the “AIF”);

(b)	consolidated annual financial statements of InterOil as at and for the years ended December 31, 2015, 2014 and 2013, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the results of operations and financial condition for InterOil for the year ended December 31, 2015;

(d)	unaudited interim consolidated financial statements for InterOil as at and for the three and nine months ended September 30, 2016 and 2015;

(e)	management’s discussion and analysis of the results of operations and financial condition of InterOil as at September 30, 2016;

(f)	management information circular of InterOil dated April 25, 2016 distributed in connection with the annual and special meeting of shareholders held on June 14, 2016;

(g)	material change reports of InterOil dated August 1, 2016 and December 21, 2016 in relation to the entering into of the Original Arrangement Agreement and the Arrangement Agreement, respectively; and

(h)	material change report of InterOil dated May 29, 2016, in relation to the entering into of the Oil Search Agreement.

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by InterOil with the securities commissions or similar authorities in Canada on SEDAR at www.sedar.com after the date of this Information Circular and before the Meeting are deemed to be incorporated by reference into this Information Circular.

Any statement contained in this Information Circular or in any other document incorporated by reference in this Information Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Information Circular except as so modified or superseded.

Copies of the foregoing documents incorporated herein by reference may be obtained on request without charge from InterOil’s head office located at 163 Penang Road, #06-02 Winsland House II, Singapore, 238463 (Telephone: +65 6507 0473). These documents are also available through SEDAR under InterOil’s profile, which can be accessed online through the SEDAR website (www.sedar.com).

INFORMATION RELATING TO EXXONMOBIL

ExxonMobil Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from ExxonMobil Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078, telephone: (800) 252-1800 (within the U.S. and Canada) or (781) 575-2058 (outside the U.S. and Canada). In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents from the SEC at www.sec.gov. Copies of the documents incorporated herein by reference are also available under InterOil’s company profile on SEDAR at www.sedar.com.

The following documents of ExxonMobil, filed with the SEC, are specifically incorporated into and form an integral part of this Information Circular (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules):

1.	ExxonMobil Current Report on Form 8-K filed January 29, 2016;

2.	ExxonMobil Annual Report on Form 10-K for the year ended December 31, 2015 filed February 24, 2016;

3.	ExxonMobil Current Report on Form 8-K filed March 3, 2016;

4.	ExxonMobil Quarterly Report on Form 10-Q filed May 4, 2016;

5.	ExxonMobil Current Report on Form 8-K filed on May 31, 2016;

6.	ExxonMobil Quarterly Report on Form 10-Q filed on August 3, 2016;

7.	ExxonMobil Current Report on Form 8-K filed on November 1, 2016;

8.	ExxonMobil Quarterly Report on Form 10-Q filed on November 3, 2016;

9.	ExxonMobil Current Report on Form 8-K filed on December 6, 2016;

10.	ExxonMobil Current Report on Form 8-K filed on December 16, 2016; and

11.	ExxonMobil Current Report on Form 8-K filed on January 4, 2017.

Any future filings ExxonMobil makes with the SEC under sections 13(a), 13(c), 14, or 15(d) of the U.S. Exchange Act prior to the closing of the acquisition will be deemed to be incorporated by reference in this Information Circular, in each case, other than information furnished to the SEC under Items 2.02 or 7.01 of Form 8-K and which is not deemed filed under the U.S. Exchange Act and is not otherwise incorporated in this Information Circular. These documents contain important information about ExxonMobil and its financial performance.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Overview

ExxonMobil was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. ExxonMobil is a major manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a wide variety of specialty products. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

ExxonMobil, with its resource base, financial strength, disciplined investment approach and technology portfolio, is well-positioned to participate in substantial investments to develop new energy supplies. ExxonMobil’s integrated business model, with significant investments in Upstream, Downstream and Chemical segments, reduces ExxonMobil’s risk from changes in commodity prices. While commodity prices are volatile on a short-term basis and depend on supply and demand, ExxonMobil’s investment decisions are based on its long-term business outlook, using a disciplined approach in selecting and pursuing the most attractive investment opportunities. The corporate plan is a fundamental annual management process that is the basis for setting near-term operating and capital objectives in addition to providing the longer-term economic assumptions used for investment evaluation purposes. Volumes are based on individual field production profiles, which are also updated annually. Price ranges for crude oil, natural gas, refined products, and chemical products are based on corporate plan assumptions developed annually by major region and are utilized for investment evaluation purposes. Potential investment opportunities are evaluated over a wide range of economic scenarios to establish the resiliency of each opportunity. Once investments are made, a reappraisal process is completed to ensure relevant lessons are learned and improvements are incorporated into future projects.

The principal executive offices of ExxonMobil are located at 5959 Las Colinas Boulevard, Irving, TX 75039-2298, its telephone number is (972) 444-1000 and its website is www.exxonmobil.com.

Dividend Policy

ExxonMobil’s future dividend policy is within the discretion of the ExxonMobil board of directors and will depend upon various factors, including its business, financial condition, results of operations, capital requirements and investment opportunities. ExxonMobil has a long history of increasing dividend payments, with the most recent dividend paid at a quarterly rate of $0.75 per share of ExxonMobil common stock.

ExxonMobil Capital Stock

The following description of the terms of ExxonMobil’s capital stock is a summary only and is qualified by reference to the relevant provisions of New Jersey law and ExxonMobil’s restated certificate of incorporation and by-laws.

Authorized Capital Stock

Under the ExxonMobil restated certificate of incorporation, ExxonMobil’s authorized capital stock consists of 9,000,000,000 shares of common stock, without par value, and 200,000,000 shares of preferred stock, without par value.

Description of Common Stock

Common Stock Outstanding. As of January 6, 2017, there were 4,148,333,555 shares of ExxonMobil common stock issued and outstanding. The outstanding shares of ExxonMobil common stock are, and the shares of ExxonMobil common stock issued pursuant to the acquisition will be, duly authorized, validly issued, fully paid and non-assessable.

Voting Rights. Each holder of ExxonMobil common stock is entitled to one vote for each share of ExxonMobil common stock held of record on the applicable record date on all matters submitted to a vote of shareholders.

Dividend Rights. Holders of ExxonMobil common stock are entitled to receive such dividends as may be declared from time to time by ExxonMobil’s board of directors out of funds legally available therefor, subject to any preferential dividend rights granted to the holders of any outstanding ExxonMobil preferred stock.

Rights upon Liquidation. Holders of ExxonMobil common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of ExxonMobil, in all remaining assets available for distribution to shareholders after payment of or provision for ExxonMobil’s liabilities and the liquidation preference of any outstanding ExxonMobil preferred stock.

Preemptive Rights. Holders of ExxonMobil common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Description of Preferred Stock

Preferred Stock Outstanding. As of the date of this Information Circular, no shares of ExxonMobil preferred stock were issued and outstanding.

Blank Check Preferred Stock. Under the ExxonMobil restated certificate of incorporation, the ExxonMobil board of directors has the authority, without shareholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. Acting under this authority, the ExxonMobil board of directors could create and issue a class or series of preferred stock with rights, privileges or restrictions, and adopt a shareholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such shareholder beneficially owning or commencing a tender offer for a substantial amount of ExxonMobil common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of ExxonMobil by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of ExxonMobil’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of ExxonMobil without any further action by the shareholders of ExxonMobil. ExxonMobil has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time. See “Comparison of Shareholders’ Rights” beginning on page 125 of this Information Circular for a description of ExxonMobil’s Policy Statement on Poison Pills.

ExxonMobil has designated 16,500,000 shares of ExxonMobil preferred stock as Class A Preferred Stock, none of which are outstanding, and 165,800 shares of ExxonMobil preferred stock as Class B Preferred Stock, none of which are outstanding.

Transfer Agent and Registrar

Computershare Trust Company is the transfer agent and registrar for ExxonMobil common stock.

Stock Exchange Listing

The ExxonMobil Shares are listed on the NYSE under the trading symbol “XOM.” It is a condition to the Arrangement that ExxonMobil Shares issuable in connection with the Arrangement be approved for listing on the NYSE, subject to official notice of issuance.

Selected Historical Consolidated Financial Data of ExxonMobil

The following table presents selected historical consolidated financial data of ExxonMobil. The data as of, and for the years ended, December 31, 2015, 2014, 2013, 2012 and 2011 are derived from ExxonMobil’s audited consolidated financial statements for those periods. The data as of, and for the nine months ended, September 30, 2016 and 2015 are derived from ExxonMobil’s unaudited condensed consolidated financial statements for those periods.

The information in the following table is only a summary and is not indicative of the results of future operations of ExxonMobil. You should read the following information together with ExxonMobil’s Annual Report on Form 10-K for the year ended December 31, 2015, ExxonMobil’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and the other information that ExxonMobil has filed with the SEC and that is incorporated by reference into this Information Circular.

	As of / for the Nine Months Ended September 30,		As of / for Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(millions of dollars, except per share amounts)
	2016	2015	2015	2014	2013	2012	2011
Sales and other operating revenue(1)	$160,232	$201,797	$259,488	$394,105	$420,836	$451,509	$467,029
Net income attributable to ExxonMobil	$6,160	$13,370	$16,150	$32,520	$32,580	$44,880	$41,060
Net income per common share attributable to ExxonMobil	$1.47	$3.18	$3.85	$7.60	$7.37	$9.70	$8.43
Net income per common share attributable to ExxonMobil —assuming dilution	$1.47	$3.18	$3.85	$7.60	$7.37	$9.70	$8.42
Cash dividends per common share	$2.23	$2.15	$2.88	$2.70	$2.46	$2.18	$1.85
Total assets	$339,386	$340,662	$336,758	$349,493	$346,808	$333,795	$331,052
Long-term debt	$28,916	$19,839	$19,925	$11,653	$6,891	$7,928	$9,322
Notes and loans payable	$17,239	$14,473	$18,762	$17,468	$15,808	$3,653	$7,711

Includes sales-based taxes of $15,687 million and $17,308 million for the nine months ended September 30, 2016 and 2015, respectively, and $22,678 million, $29,342 million, $30,589 million, $32,409 million and $33,503 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the Arrangement is consummated, holders of InterOil Shares will transfer their InterOil Shares to AcquisitionCo in consideration for ExxonMobil Shares and CRPs. InterOil is a corporation governed by Yukon law. ExxonMobil is a corporation organized under New Jersey law. Upon completion of the Arrangement, the rights of all former InterOil Shareholders who become holders of ExxonMobil Shares will then be governed by the ExxonMobil restated certificate of incorporation and by-laws and New Jersey law.

While the rights and privileges of shareholders of a Yukon corporation are, in many instances, comparable to those of shareholders of a New Jersey corporation, there are certain differences. These differences arise from differences between Yukon and New Jersey law, and between the InterOil articles of incorporation and by-laws and the ExxonMobil restated certificate of incorporation and by-laws. The following is a summary of some of the most significant differences in shareholder rights between InterOil and ExxonMobil.

The following summary does not reflect any of the rules of the NYSE that may apply to InterOil or ExxonMobil in connection with the Arrangement. This summary is not intended to be complete and is qualified in its entirety by reference to the YBCA, New Jersey law and the governing corporate instruments of InterOil and ExxonMobil.

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

Voting Rights	Holders of InterOil Shares are entitled to one vote per share. Under the YBCA, the vote of a majority of shares voted on any matter (including the election of directors) at a meeting of shareholders at which a quorum is present is the act of such shareholders on the matter, unless the vote of a greater number is required by law or by the articles of the corporation. Pursuant to the by-laws of InterOil, two or more InterOil Shareholders or proxyholders present in person and holding in person or by proxy not less than 25% of the InterOil Shares entitled to vote at the meeting constitute a quorum at a meeting of InterOil Shareholders.

Each holder of ExxonMobil common stock is entitled to one vote per share of ExxonMobil common stock.

Under New Jersey law, shareholders of a New Jersey corporation do not have the right to cumulate their votes in the election of directors unless that right is granted in the certificate of incorporation of the corporation. The ExxonMobil restated certificate of incorporation does not permit cumulative voting.

The ExxonMobil by-laws provide that the presence in person or by proxy at a meeting of the holders of shares entitled to cast a majority of votes at the meeting is a quorum.

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

Under Yukon law, a written resolution signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

New Jersey law provides that, except as otherwise stated in the certificate of incorporation, shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize a permitted or required action at a meeting at which all shareholders entitled to vote were present and voting may act by written consent without a meeting, except in regard to the annual election of directors, which may be by written consent only if unanimous. The ExxonMobil restated certificate of incorporation does not provide otherwise.

New Jersey law also provides that such non-unanimous shareholder action may not take effect unless the corporation gives all non-consenting shareholders advance notice of the action consented to, the proposed effective date of the action, and any conditions precedent to such action.

Shareholders’ Meetings

Under the YBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held by such shareholders may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the YBCA for making such requisition, the directors of the corporation must call a meeting of shareholders. If the directors fail to call the meeting, the shareholders who made the requisition may call the meeting.

Under the YBCA, directors of a corporation are required to call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. A board of directors may call a special meeting at any time.

Notice of any meeting of shareholders must be sent not less than 21 days and not more than 60 days before the meeting.

Under New Jersey law, holders of at least 10% of the shares of a corporation entitled to vote may apply to the New Jersey Superior Court to request that a special meeting of shareholders be called for good cause shown. At such a meeting, the shareholders present in person or by proxy and having voting powers will constitute a quorum for the transaction of business as may be designated in the order of the court. In addition, the ExxonMobil by-laws provide that special meetings of shareholders may be called by (i) the board of directors, (ii) the chairman of the board of directors or (iii) the president.

New Jersey law requires that notice of any meeting of shareholders must be sent not less than 10 days and not more than 60 days before the meeting and that the written notice of any shareholder meeting specify the purpose or purposes of the meeting. The ExxonMobil by-laws provide that the business conducted at any ExxonMobil shareholder meeting is limited to the business specified in the meeting notice.

Vote Required for Extraordinary Transactions

Under Yukon law, the approval of at least two-thirds of votes cast at a meeting (a “special resolution”) is required for extraordinary corporate actions, including:

•       amalgamations (other than an amalgamation involving a wholly-owned subsidiary of the corporation);

•       the continuance of the corporation into another jurisdiction;

•       the sale, lease or exchange of all or substantially all of the property of a corporation;

•       liquidations and dissolutions; and

•       arrangements (if ordered by a court).

The ExxonMobil restated certificate of incorporation provides that the following shareholder actions may be taken by the affirmative vote of a majority of the votes cast by the holders of shares of the corporation entitled to vote: (i) the adoption by shareholders of a proposed plan of merger or consolidation; (ii) the approval by shareholders of a sale, lease, exchange, or other disposition of all, or substantially all, of the assets of the corporation otherwise than in the usual and regular course of business as conducted by the corporation; and (iii) dissolution of the corporation.

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

Yukon law may also require the separate approval by the holders of a class or series of shares for certain extraordinary corporate actions.

Amendments to Governing Documents

Under Yukon law, the approval of at least two-thirds of the votes cast at a meeting is required to amend the articles of the corporation. Yukon law may also require the separate approval by the holders of a class or series of shares for certain amendments to governing documents.

The YBCA also requires the creation, amendment or repeal of by-laws to be approved by a majority of the votes of the shareholders of the corporation at the next shareholder meeting.

New Jersey law provides that a corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired so long as the amendment contains only such provisions as might lawfully be contained in an original certificate of incorporation filed at the time of making such amendment. In accordance with New Jersey law, the ExxonMobil restated certificate of incorporation provides that upon the approval of a proposed amendment to the certificate of incorporation by a majority of the board of directors, shareholders may adopt such amendment by the affirmative vote of a majority of the votes cast by holders of shares entitled to vote.

Under New Jersey law, the board of directors has the power to make, alter and repeal by-laws unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the board of directors may be altered or repealed, and new by-laws made, by the shareholders. The shareholders may prescribe in the by-laws that any by-law made by them may not be altered or repealed by the board of directors. Whenever any amendment to the by-laws is to be taken by vote of the shareholders, it must be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or New Jersey law. The ExxonMobil by-laws give the board of directors the power to make, alter and repeal the by-laws, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders. The ExxonMobil restated certificate of incorporation does not contain any provision requiring a greater vote of shareholders to amend any of its by-law provisions.

Dissenters’ Rights

Under Yukon law, each of the matters listed below will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares:

•       an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue or transfer of that class of shares;

•       an amendment to the corporation’s articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;

•       any amalgamation with another corporation (other than with certain affiliated corporations);

Under New Jersey law, unless an exception applies, appraisal rights are available in connection with (i) a merger or consolidation to which the corporation is a party, (ii) any sale, lease or exchange or other disposition of all or substantially all of a corporation’s assets other than in the usual and regular course of business or (iii) an acquisition of some or all of the outstanding shares or assets of a legal entity, either directly or through a subsidiary, in exchange for the corporation’s shares (a “share exchange”) if, as a result of the share exchange, the number of voting or participating shares issued in connection with the share exchange, when combined with shares already outstanding, would exceed by more than 40 percent the number of

InterOil Shareholder Rights	ExxonMobil Shareholder Rights

•       a continuance of the corporation under the laws of another jurisdiction; and

•       the sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business.

A court may also permit shareholders to dissent in connection with an application to the court for an order approving an arrangement.

Yukon law provides these dissent rights for both listed and unlisted shares.

those shares outstanding immediately before the share exchange. A New Jersey corporation may provide in its certificate of incorporation that shareholders will have appraisal rights even in cases where the exceptions to the availability of appraisal rights discussed below exist. The ExxonMobil restated certificate of incorporation does not so provide.

New Jersey law provides exceptions and does not confer appraisal rights to stockholders in connection with:

•       A merger or consolidation in which the corporation is a party if the merger does not require shareholder approval. Under New Jersey law shareholder approval for a merger or consolidation is required if the merger amends the certificate of incorporation, affects the outstanding shares of the surviving corporation or, if the number of voting or participating shares issued in connection with the merger or consolidation, when combined with shares already outstanding, would exceed by more than 40 percent the number of those shares outstanding immediately before the merger.

•       (i) A merger or consolidation in which the corporation is a party or (ii) a share exchange if (x) the shares held by the corporation’s shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders or (y) in the case of a merger or consolidation, the corporation’s shareholders will receive (a) cash, (b) shares, obligations or other securities that will either be listed on a national securities exchange or held of record by not less than 1,000 holders or (c) a combination thereof.

•       A sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets if the shares held by the corporation’s shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders.

•       A dissolution transaction in which substantially all of a corporation’s net assets are to be distributed to its shareholders within one year after the date of the transaction, so long as the transaction is wholly for cash, shares, obligations or other securities which will be listed on a national securities exchange or held of record by not less than 1,000 holders or a combination thereof.

•       A sale pursuant to an order of a court having jurisdiction.

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

Oppression Remedy

Yukon law provides an oppression remedy that allows a “complainant” who is:

•       a present or former shareholder;

•       a present or former director or officer of the corporation or its affiliates; and

•       any other person who in the discretion of the court is a proper person to make the application,

•       to apply to court for relief where:

•       any act or omission of the corporation or any of its affiliates effects a result;

•       the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or

•       the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of the Complainant. Yukon law permits a court to make any interim or final orders it thinks fit to rectify the matters complained of in the application for relief.

New Jersey law does not provide for a similar remedy for “minority oppression” with respect to corporations, such as ExxonMobil, which have more than 25 shareholders.

Derivative Action

Under Yukon law, a “complainant” may bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or intervene in an existing action to which the corporation or any of its subsidiaries is a party, if the complainant satisfies the court that:

•       the complainant has given reasonable notice to the directors of the corporation;

•       the directors of the corporation will not bring, diligently prosecute or defend or discontinue the action;

•       the complainant is acting in good faith; and

•       it appears to be in the interest of the corporation that the action be brought, prosecuted, defended or discontinued.

In connection with any derivative action initiated by a complainant, the court may at any time make any order it thinks fit.

A shareholder of a New Jersey corporation such as ExxonMobil may bring a derivative action on behalf of, and for the benefit of, the corporation, provided that certain conditions are met. New Jersey law requires, among other conditions, that a shareholder:

•       was a shareholder at the time of the act or omission complained of;

•       fairly and adequately represents the interests of the corporation in enforcing the right of the corporation; and

•       unless excused, has previously made a written demand upon the corporation to take action.

Director Qualifications	Under the YBCA, there is no residency requirement for directors of a corporation. Yukon law also requires that a public corporation whose shares are held by more than one person must have not fewer than three directors, at least two of whom are not officers or employees of the corporation or any of its affiliates.	Under New Jersey law, (i) there is no residency requirement for directors of a corporation and (ii) a corporation must have at least one director. Under the ExxonMobil restated certificate of incorporation and by-laws, the board of directors must consist of not less than 10 nor more than 19 members, as may be fixed from time to time by resolution of the ExxonMobil board of directors. The ExxonMobil Board Affairs Committee has

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

adopted Guidelines for the Section of Non-Employee Directors that describe the qualifications the Committee looks for in director candidates (which can be found under the tab “investors” and then under the tab “corporate governance” and then under the tab “additional policies and guidelines” of ExxonMobil’s Internet web site, http://www.exxonmobil.com).

Nomination of Directors	InterOil’s by-laws provide that InterOil shareholders may nominate persons for election to the InterOil board of directors. For nominations to be properly made, among other things, a shareholder must (a) in the case of an annual meeting of shareholders, have given notice thereof to the Secretary of InterOil not less than 30 days nor more than 65 days in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (Notice Date) on which the first public announcement of the date of the annual meeting was made, and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The ExxonMobil by-laws provide that ExxonMobil shareholders may nominate persons for election to the ExxonMobil board of directors. For nominations to be properly made, among other things, a shareholder must have given notice thereof to the Secretary of ExxonMobil not less than 120 days nor more than 150 days prior to the one year anniversary of the date on which ExxonMobil mailed its proxy statement for the prior year’s annual meeting (or, in the case of a nomination to be brought before a special meeting of ExxonMobil shareholders, not less than 120 days (or the tenth day following the date such meeting is first publicly announced), nor more than 150 days prior to the date of such special meeting). However, if the annual meeting of shareholders is scheduled for a date more than 30 days before or after such anniversary date, such notice must be received by the Secretary of ExxonMobil not less than 180 days prior to the date of such meeting or the tenth day following the date such meeting is first publicly announced.

In addition, the ExxonMobil by-laws provide that a shareholder or group of up to 20 shareholders owning 3% or more of ExxonMobil’s outstanding common stock continuously for a period of three years may nominate and include in ExxonMobil’s proxy materials director nominees constituting up to 20% of the ExxonMobil board of directors, provided that the nominating shareholder(s) satisfy the requirements set forth in the ExxonMobil by-laws.

Election of Directors

Under the YBCA, shareholders of a corporation shall at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term not later than the close of the third annual meeting of shareholders following the election.

The articles of InterOil also provide that the directors may, between annual meetings of shareholders, appoint one or more additional directors of the corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of shareholders.

New Jersey law provides that except as otherwise provided in the corporation’s certificate of incorporation or by-laws, directors are elected by a plurality of the votes cast at an election. Because the ExxonMobil restated certificate of incorporation and by-laws include no additional provisions in this regard, New Jersey law applies without modification. This means that the director nominee with the most votes for a particular seat is elected for that seat. ExxonMobil’s corporate governance guidelines (which can be found under the tab “investors” and then under the tab “corporate governance” of ExxonMobil’s Internet web site, http://www.exxonmobil.com) state that in any non-contested election of directors, any director nominee who receives a greater number of votes “withheld” from his or her election than votes

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

“for” such election must tender his or her resignation. Within 90 days after certification of the election results, the ExxonMobil board of directors will decide, through a process managed by ExxonMobil’s Board Affairs Committee and excluding the nominee in question, whether to accept the resignation. Absent a compelling reason for the director to remain on the ExxonMobil board of directors, the ExxonMobil board of directors will accept the resignation. The ExxonMobil board of directors will promptly disclose its decision and, if applicable, the reasons for rejecting the tendered resignation on a Form 8-K filed with the SEC.

Removal of Directors	The shareholders of a corporation may by ordinary resolution at a special meeting remove any director or directors from office.

New Jersey law allows shareholders to remove directors for cause or, unless the certificate of incorporation provides otherwise, without cause, in each case by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote. Because the ExxonMobil restated certificate of incorporation includes no additional provisions in this regard, ExxonMobil shareholders may remove directors with or without cause. In addition, the ExxonMobil restated certificate of incorporation allows the removal of a director for cause by a majority of the directors then in office if, in the judgment of such majority, the director’s continuation in office would be harmful to the corporation. The ExxonMobil board of directors may suspend a director pending a final determination that cause for removal exists.

The ExxonMobil by-laws also provide that if at any time, except at the annual meeting, the number of directors is increased, the additional director or directors may be elected by the ExxonMobil board of directors, to hold office until the next annual meeting and until their successors are elected and qualified.

Fiduciary Duties of Directors	Under Yukon law, directors have a duty of care and loyalty to the corporation. The duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of loyalty requires directors to act honestly and in good faith with a view to the best interests of the corporation.

Under New Jersey law, directors have a duty of care and loyalty to the corporation and its stockholders. The duty of care requires that the directors make decisions in good faith, on a fully informed basis and with that degree of diligence, care and skill that an ordinarily prudent person would exercise under similar circumstances in a like position. The duty of loyalty requires directors to make decisions in good faith and in the best interests of the corporation and the corporation’s shareholders, and not for personal benefit.

New Jersey law allows a director, in addition to considering the effects of any action on shareholders, to consider the effects of the action on a corporation’s suppliers, creditors and customers, the community in which it operates, and the long-term and short-term interests of the corporation and its shareholders.

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

Indemnification of Officers and Directors

Under Yukon law, a corporation may (and in respect of an action by or on behalf of a corporation to procure a judgment in its favour, with the approval of the Supreme Court of Yukon) indemnify present and former directors and officers and their heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, provided that:

•       they acted honestly and in good faith with a view to the best interests of the corporation; and

•       in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The YBCA also permits a corporation to advance funds to a person to defray the costs, charges and expenses of a proceeding to which indemnification may relate, provided that any such advances are repaid if the director or officer did not act honestly and in good faith with a view to the best interests of the corporation or did not, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, have reasonable grounds for believing that their conduct was lawful.

The InterOil by-laws provide for indemnification of directors and officers to the fullest extent authorized by Yukon law and InterOil has entered into indemnity agreements with its directors and officers.

The ExxonMobil by-laws provide for (i) the indemnification of its current or former directors and officers to the fullest extent permitted by law, and (ii) the advancement of expenses (including attorneys’ fees) upon receipt of an undertaking to repay such amounts if it is ultimately determined that the director or officer is not entitled to indemnification.

New Jersey law provides that a corporation may indemnify a corporate agent (generally defined as any person who is or was a director, officer, employee or agent of the corporation or of any constituent corporation absorbed by the corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the corporation or the legal representative of any such director, officer, trustee, employee or agent) against such person’s expenses and liabilities in connection with any proceeding involving the corporate agent by reason of being or having been such a corporate agent (other than a proceeding by or in the right of the corporation) if the corporate agent (i) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful.

New Jersey law also permits indemnification of a corporate agent against expenses incurred in connection with a derivative action or suit which involves the corporate agent, if the corporate agent acted in good faith and in a manner the corporate agent reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be provided in respect of any claim, issue or matter as to which the corporate agent is adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of the State of New Jersey (or the court in which the proceeding was brought) determines upon application that the corporate agent is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

New Jersey law requires a corporation to indemnify a corporate agent for such corporate agent’s expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to above, or in defense of any claim, issue or matter therein. Except as required by the previous sentence, no indemnification may be made or expenses advanced, and none may be ordered by a court, if such indemnification or advancement would be inconsistent with (i) a provision of the corporation’s certificate of incorporation, (ii) the corporation’s by-laws, (iii) a resolution of the board of directors or of the corporation’s shareholders, (iv) an agreement to

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

which the corporation is a party or (v) other proper corporate action in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

The indemnification and advancement of expenses permitted by New Jersey law do not exclude any other rights to which the corporate agent may be entitled under a provision of the corporation’s certificate of incorporation, its by-laws, agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted if a judgment or other final adjudication adverse to the corporate agent establishes that the corporate agent’s acts or omissions (i) were in breach of his duty of loyalty to the corporation or its shareholders, (ii) were not in good faith or involving a knowing violation of law or (iii) resulted in receipt by the corporate agent of an improper personal benefit.

Expenses incurred by a corporate agent in any proceeding may be paid in advance of the final disposition of such proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it is ultimately determined that the corporate agent is not entitled to be so indemnified.

Director Liability	Yukon law generally does not permit the limitation of a director’s liability as New Jersey law does.	The ExxonMobil restated certificate of incorporation limits the personal liability of the directors and officers of ExxonMobil to the fullest extent permitted by law. New Jersey law permits a corporation to eliminate the liability of directors or officers to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by the person of an improper personal benefit. In this context, an act or omission in breach of a director or officer’s duty of loyalty is defined as an act or omission which the director or officer knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest.

Dividends and Other Distributions	Under the YBCA, InterOil may pay dividends on the InterOil Shares unless there are reasonable grounds for believing that InterOil is, or would after such payment be, unable to pay its liabilities as they become due.	New Jersey law generally provides that a corporation may pay dividends unless (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than its total liabilities.

	InterOil Shareholder Rights	ExxonMobil Shareholder Rights

Anti-Takeover Provisions and Interested Stockholder Transactions	Yukon law does not contain specific anti-takeover provisions with respect to business transactions. However, the policies of Canadian securities regulatory authorities contain certain requirements relating to takeover bids, mergers and interested shareholder transactions.	New Jersey law restricts the ability of certain persons to acquire control of a New Jersey corporation. In general, a corporation organized under the laws of New Jersey (a “resident domestic corporation”) may not engage in a “business combination” with an “interested shareholder” for a period of five years following the interested shareholder’s becoming such unless (i) the business combination is approved by the board of directors prior to the stock acquisition date or (ii) after the stock acquisition date, if the board of directors approved the transaction causing a person to become an interested shareholder and a subsequent business combination was approved by the affirmative vote of directors not affiliated with the interested shareholder and the holders of a majority of shares not held by the interested shareholder. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations. An interested shareholder is generally a shareholder owning at least 10% of the voting power of a corporation’s outstanding shares. In addition, after the prohibition during the first five years, a resident domestic corporation may not engage in a business combination with the interested shareholder other than (i) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting for such purpose or (ii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder from the date the entity became an interested shareholder.

Shareholder Rights Plan	InterOil does not currently have a shareholder rights plan.	ExxonMobil does not have a shareholder rights plan. While ExxonMobil has no present intention to adopt a shareholder rights plan, the ExxonMobil board of directors, pursuant to its authority to issue preferred stock, could do so without shareholder approval at any future time. See “ExxonMobil Capital Stock—Description of Preferred Stock—Blank Check Preferred Stock” beginning on page 124 of this Information Circular. The ExxonMobil board of directors has adopted a Policy Statement on Poison Pills, available on ExxonMobil’s Internet web site, http://www.exxonmobil.com, under the tab “investors,” then under the tab “corporate governance,” then the tab “additional policies and guidelines.” Under this policy, ExxonMobil undertakes that, if it ever were to adopt a shareholder rights plan, the board of directors would seek prior shareholder approval unless, due to timing or other reasons, a committee of independent directors determines that it would be in the best interest of shareholders to adopt a plan before obtaining shareholder approval. In that event, the plan must either be ratified by shareholders or must expire within one year.

INTERESTS OF INFORMED PEOPLE IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular or the documents incorporated by reference herein, since January 1, 2015, no informed person of InterOil or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect InterOil or its Subsidiaries.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers, Chartered Accountants, has served as InterOil’s auditors since June 6, 2005.

INTERESTS OF EXPERTS

The following persons and companies have prepared certain sections of this Information Circular and/or Schedules attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Expert	Nature of Relationship

Morgan Stanley	Authors responsible for the preparation of the Morgan Stanley Fairness Opinion
BMO	Authors responsible for the preparation of the BMO Fairness Opinion

Except as disclosed below, to the knowledge of InterOil, none of the experts above, the directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, one percent (1%) or more of the securities of InterOil or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of InterOil or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of InterOil or any associate or affiliate thereof.

OTHER MATERIAL FACTS

To InterOil’s knowledge, there are no other material facts relating to the Arrangement that are not otherwise disclosed in this Information Circular or in the documents incorporated by reference in this Information Circular or are necessary for this Information Circular to contain full, true and plain disclosure of all material facts relating to the Arrangement.

ADDITIONAL INFORMATION

Additional information relating to InterOil is available on SEDAR at www.sedar.com. Securityholders may contact InterOil in order to request copies of InterOil’s consolidated financial statements and management’s discussion and analysis at the offices of InterOil, 163 Penang Road, #06-02 Winsland House II, Singapore, 238463, Attention: Corporate Secretary. Financial information about InterOil may be found in InterOil’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and quarter or any of the InterOil documents incorporated herein by reference.

Additional information relating to ExxonMobil is available through the SEC website at www.sec.gov.

OTHER BUSINESS

As of the date of this Information Circular, the Board does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgment.

BOARD APPROVAL

ExxonMobil has provided the information contained in this Information Circular concerning ExxonMobil and its business, including its financial information and financial statements (“ExxonMobil Information”). InterOil assumes no responsibility for the accuracy of the ExxonMobil Information.

InterOil has provided the information contained in this Information Circular concerning InterOil and its business, including its financial information and financial statements. ExxonMobil assumes no responsibility for any information other than the ExxonMobil Information.

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Board of Directors of InterOil Corporation.

DATED: January 13, 2017

ON BEHALF OF

THE BOARD OF DIRECTORS OF

INTEROIL CORPORATION

(Signed) “Chris Finlayson” Chris Finlayson Chairman of the Board of InterOil	(Signed) “Michael Hession” Michael Hession Director

SCHEDULE A

Frequently Asked Questions about the Meeting, the Arrangement and InterOil

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting, the Arrangement and InterOil. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Arrangement, you should carefully read this entire Information Circular, including the attached schedules, as well as the documents that have been incorporated by reference into the Information Circular. Capitalized terms in the following questions and answers have the meanings set out in the Glossary of Terms.

About the Meeting

Why did I receive this package of information?

ExxonMobil has agreed to acquire all of the issued and outstanding Common Shares pursuant to the Arrangement (including each Common Share issued to holders of RSUs pursuant to the Arrangement). This Arrangement is subject to, among other things, obtaining the Requisite Approval. As a Securityholder as of the close of business on January 10, 2017, you are entitled to receive notice of and vote at the Meeting. We are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

What is this document?

This document is an Information Circular furnished to Securityholders in connection with the solicitation of proxies by and on behalf of the Board and management of InterOil for use at the Meeting or at any adjournment(s) or postponement(s) thereof. This Information Circular provides additional information regarding the Arrangement.

Who is soliciting my proxy?

Your proxy is being solicited by and on behalf of InterOil’s management and the Board for use at the Meeting or any adjournment(s) or postponement(s) thereof.

When and where is the Meeting?

The Meeting will be held in the Central Park Room, JW Marriott Essex House New York, 160 Central Park South, New York, New York 10019, on February 14, 2017 at 12:00 p.m. (Eastern Time).

What am I being asked to vote on?

You are being asked to vote on the Arrangement Resolution to approve the Arrangement, which provides for, among other things, the acquisition by ExxonMobil of all of the issued and outstanding Common Shares (including each Common Share issued to RSU Holders pursuant to the Arrangement).

What is the Requisite Approval?

The approval of the Arrangement Resolution will require the approval of:

(a)	two-thirds of the votes cast on the Arrangement Resolution by the Shareholders present in Person or represented by proxy at the Meeting;

(b)	two-thirds of the votes cast on the Arrangement Resolution by the Securityholders present in Person or represented by proxy at the Meeting and voting as a single class; and

(c)	a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in Person or represented by proxy at the Meeting, excluding the votes cast by Shareholders that are required to be excluded pursuant to MI 61-101. To the knowledge of InterOil, only the votes attached to the Common Shares and RSUs owned by Dr. Michael Hession, InterOil’s Chief Executive Officer, will be excluded from the “majority of the minority” vote mandated by MI 61-101.

Was I already asked to vote on the Arrangement?

Securityholders were asked to vote on the Original Arrangement at the special meeting of Securityholders held on September 21, 2016. For all the reasons set out below and in this Information Circular, the Arrangement is being considered at the Meeting on February 14, 2017. As a result, we are soliciting your proxy, or vote, and providing this Information Circular in connection with that solicitation.

What’s the difference between the Original Arrangement and the Arrangement I’m being asked to vote on?

The base consideration of shares of ExxonMobil Shares worth $45.00 offered under the Original Arrangement has not changed. The contingent resource payment of approximately $7.07 for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe (along with the post-closing escrow arrangement) has also not changed, except that the 10 tcfe cap on the CRP has been raised to 11 tcfe. The increase in the cap on the CRP represents an increase of the maximum potential CRP Payout from $1.37 billion to $1.73 billion. The potential impact of the increase in the cap on the CRP, and certain other changes that were made to the Arrangement Agreement, are described in this Information Circular.

I voted via proxy or in person at the special meeting of Securityholders held on September 21, 2016. Do I need to vote again?

Yes, in order to make your vote count, you need to vote again (either in person or by proxy). Your vote is very important regardless of the number of Securities you own. The Arrangement cannot be completed without Securityholders approving the Arrangement Resolution.

Why am I being asked to vote again?

On August 19, 2016, InterOil mailed a notice of special meeting and management information circular to its Securityholders in respect of the Original Arrangement. On September 21, 2016, over 80% of the votes cast by Securityholders at a special meeting of the Securityholders were cast in favour of the Original Arrangement (or over 90% if the Common Shares believed to be held by Mr. Phil Mulacek and his associates are excluded). On September 27, 2016, the Supreme Court of Yukon heard both Mr. Phil Mulacek and InterOil’s submissions with respect to the Original Arrangement. After the close of business on October 7, 2016, the Supreme Court of Yukon rendered its decision and approved the pending Arrangement. Mr. Mulacek appealed the decision to the Court of Appeal of Yukon.

On November 4, 2016, the Court of Appeal of Yukon allowed the appeal by Mr. Mulacek and overturned the Supreme Court of Yukon’s approval of the Original Arrangement. In reviewing the Original Arrangement, the Court of Appeal of Yukon found they had to be “satisfied [that] the shareholders were in a position to make an informed choice, both as to the value they would be giving up, and the value they would be receiving.” The Court of Appeal of Yukon noted that the written fairness opinion of Morgan Stanley rendered to the Board and mailed to Securityholders should have:

•	provided advice on the value of the CRP or the impact of the cap on the CRP (but assumed for purposes of its analysis that the value of the CRP was zero);

•	addressed the value of the Elk-Antelope Fields; and

•	been rendered by an advisor whose compensation was not contingent on the completion of the Original Arrangement.

In addition, the Court of Appeal also found that the Supreme Court of Yukon should have considered and weighed the following concerns against the significant shareholder support for the Original Arrangement: the concern that the fairness opinion from Morgan Stanley may not be independent; the fact that Morgan Stanley’s written fairness opinion did not assess the value of the CRP (or the impact of the cap on the CRP) as compared with the value of the resources associated with the value of the Elk-Antelope Fields; the opinion from Paradigm Capital Inc. (which was an opinion commissioned by Mr. Mulacek in connection with his objection to the Original Arrangement that concluded that the consideration offered under the Original Arrangement was inadequate) and the governance deficiencies alleged by an employee of Paradigm Capital Inc.; the concern that the Chief Executive Officer of InterOil may be in a position of conflict due to his entitlement to receive certain payments on a change of control of InterOil; and the concern that the Transaction Committee may not be independent of management.

The full decision of the Yukon Court of Appeal is available at http://www.yukoncourts.ca/courts/appeal.html.

Following the decision of the Yukon Court of Appeal, the Board reconvened the Transaction Committee to, among other things, consider the decisions of the Yukon Courts and provide recommendations to the Board regarding the strategic options available to InterOil (including the option of remaining as a standalone company) and, if deemed advisable, to engage independent financial and legal advisors. As a result of that review and based upon, among other things, the unanimous recommendation of the Transaction Committee, the Board unanimously resolved to enter into the Arrangement Agreement (both with Dr. Hession and Mr. Taureka voting and with Dr. Hession and Mr. Taureka abstaining from voting). In order to proceed with the Arrangement, InterOil is holding the Meeting to seek approval of the Arrangement from the Securityholders.

Did the Yukon Court of Appeal find that the Arrangement is unfair and unreasonable to Securityholders?

No. The Yukon Court of Appeal found that InterOil did not satisfy its onus to prove to the Court that the Original Arrangement was fair and reasonable. In reaching that conclusion, the Yukon Court of Appeal indicated that, among other things, Shareholders should have the benefit of a fairness opinion that:

•	provides advice on the value of the CRP or the impact of the cap on the CRP;

•	expressly addresses the value of the Elk-Antelope Fields; and

•	was rendered by an advisor whose compensation is not contingent on the completion of the Arrangement.

The BMO Fairness Opinion provided to the Transaction Committee and the Board is included in its entirety as Schedule E to this Information Circular. The disclosure in this Circular is intended to provide Securityholders with detailed information that will allow them to consider and vote on the Arrangement at the Meeting.

What conclusion did BMO reach with respect to the fairness of the Arrangement?

BMO concluded in the BMO Fairness Opinion that based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, the consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Does the Transaction Committee of the Board of Directors of InterOil support the Arrangement?

Yes. The Transaction Committee, having undertaken a thorough review of, and having carefully considered the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the terms of the Arrangement and other strategic alternatives, including the option of remaining as a standalone company, and after consulting with independent financial and legal advisors, including receiving the BMO Fairness Opinion, has unanimously determined: (i) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders; (ii) to recommend that the Board approve the Arrangement Agreement; and (iii) to recommend that the Board recommend to Securityholders that they vote in favour of the Arrangement Resolution.

Does the Board of Directors of InterOil support the Arrangement?

Yes. The Board, having undertaken a thorough review of, and having carefully considered, the decisions of the Yukon Courts, information concerning InterOil, ExxonMobil, the terms of the Arrangement and alternatives, including the option of remaining as a standalone company, and after consulting with InterOil’s financial and legal advisors, including having received the BMO Fairness Opinion and the unanimous recommendation of the Transaction Committee, has unanimously determined (both with Dr. Hession and Mr. Taureka abstaining from voting and with Dr. Hession and Mr. Taureka voting) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by the Shareholders pursuant to the Arrangement is fair to Shareholders. Accordingly, the Board unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Who is the Transaction Committee of the Board of Directors of InterOil?

The Transaction Committee is an independent committee of the Board of InterOil. Each of the four members of the Transaction Committee are non-executive members of the Board and have significant experience in relevant industries and practice areas:

•	Dr. (William) Ellis Armstrong, the Chairman of the Transaction Committee, has more than 30 years of international oil and gas experience with BP in the Caribbean and Latin America, Venezuela, Alaska and the North Sea. Dr. Armstrong held senior strategy, commercial and operational roles with BP and ran the company’s technology group, was the group’s Commercial Director, and was Chief Financial Officer for the group’s global exploration and production business. He was BP’s representative on advisory boards to the UK Department of Energy and Climate Change and the Institute of Americas. Dr. Armstrong is a non-executive director of Lloyd’s Register Group Limited, Lamprell plc and Pacific Exploration & Production Corporation.

•	Mr. Chris Finlayson was the BG Group Chief Executive Officer from 2013 to 2014. He has also led major ventures for Shell in Russia, Nigeria, Brunei and the UK North Sea. Mr. Finlayson also has more than 15 years’ experience at senior level in the LNG industry, covering upstream development through to LNG shipping and marketing. Mr. Finlayson is a non-executive director of Lloyds Register Group and a director of Hoegh LNG AS, which is listed on the Oslo Stock Exchange.

•	Mr. Yap Chee Keong is the non-executive independent chairman of CityNet Infrastructure Management Pte Ltd, the trustee manager of Netlink Trust, a non-executive independent director of Citibank Singapore Limited, Olam International Limited, Sembcorp Industries Ltd, Certis CISCO Security Pte Ltd and Media Corp Pte Ltd and a non-executive director of The Straits Trading Company Limited, and ARA Asset Management Limited.

•	Mr. Ford Nicholson is the President of Kepis & Pobe Financial Group that specializes in developing international energy and other natural resource assets. He was a co-founder and director of Nations Energy Ltd. (which was subsequently taken over by China International Trust & Investment Corp.), producing heavy oil in Kazakhstan and a founding shareholder and former board member of Bankers Petroleum Ltd. (recently taken over by Geo-Jade Petroleum) producing heavy oil in Albania. Mr. Nicholson was also a board member of Tartan Energy Inc., a heavy oil company based in California. Mr. Nicholson is chairman of TSX-listed BNK Petroleum Inc. which is focused on producing and exploring for unconventional natural gas in Europe and the US.

Is the Transaction Committee “independent”?

Yes, each member of the Transaction Committee is considered independent for the purposes of all applicable securities laws. In addition, each member of the Transaction Committee owns Common Shares and RSUs, which align their interests with those of Securityholders. One of the main purposes of equity-based compensation awards (such as RSUs) is to ensure that the incentives of the directors of a company are aligned with those of shareholders. In fact, governance advisory coalitions recommend that directors acquire shares of the companies on which they serve as board members. For example, the Canadian Coalition for Good Governance policy states that “[m]inimum shareholding requirements for directors (achievable over a predetermined time frame) establish and maintain an alignment of interests between directors and shareholders by requiring directors to have a meaningful investment in the company.”

Why is the Board and the Transaction Committee recommending to sell InterOil now?

All Securityholders are urged to read the background to the Arrangement under the heading “The Arrangement – Background to the Arrangement”. When InterOil first received a proposal for a Whole Company Transaction, management of InterOil and the Board believed that their fiduciary duties compelled them to appropriately consider all available options that may be in the best interests of InterOil and its Shareholders. After considering remaining as a standalone company and after extensive negotiations with a variety of parties regarding potential asset sale transactions and potential Whole Company Transactions, the Board concluded that the transactions contemplated by the Oil Search Agreement and the Original Arrangement Agreement (which the Board determined was a superior proposal to the transactions contemplated by the Oil Search Agreement) delivered compelling value to Securityholders and that Securityholders should have the right to consider such transactions. The proposed Arrangement is the result of (i) an unsolicited offer by ExxonMobil, (ii) arms-length negotiations between InterOil and ExxonMobil which were extensive, lasted for several months and resulted in a significant increase from ExxonMobil’s previous offers and from the consideration contemplated by the Oil Search Agreement and (iii) additional arms-length negotiations with ExxonMobil following the decisions of the Yukon Courts, which ultimately led to an increase in the cap on the CRP to 11.0 tcfe of PRL 15 2C Resources. See “The Arrangement – Reasons for the Recommendation”, which sets out a detailed list of the factors considered by the each of Transaction Committee and the Board in their consideration of the Arrangement.

Who is entitled to vote on the Arrangement Resolution at the Meeting and how will votes be counted?

All Securityholders as of the close of business (Eastern Time) on the Record Date (being January 10, 2017) are entitled to vote on the Arrangement Resolution at the Meeting. Computershare Investor Services Inc., InterOil’s transfer agent and registrar, will count the votes.

When must I be a Securityholder in order to be entitled to vote?

You need to be a Securityholder as of the close of business (Eastern Time) on the Record Date (being January 10, 2017), to be entitled to receive notice of, attend and vote at the Meeting.

What if I acquire ownership of Common Shares, RSUs or Options after the Record Date of January 10, 2017?

Only Securityholders as of the close of business (Eastern Time) on the Record Date (being January 10, 2017) are entitled to receive notice of, attend, be heard and vote at the Meeting. Securityholders at the time the Arrangement becomes effective would be entitled to receive the Consideration paid under the Arrangement, whether or not they were Securityholders on the Record Date.

How can I vote my Common Shares, RSUs or Options?

You can vote your Common Shares, RSUs or Options either by attending the Meeting and voting your Common Shares, RSUs or Options at the Meeting or, if you cannot attend the Meeting, by having your Common Shares, RSUs or Options voted by proxy in accordance with the instructions set out on the accompanying form of proxy.

If you were a registered Shareholder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the applicable enclosed form of proxy in order to vote.

If you are a non-registered Shareholder (meaning that your Common Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary), please carefully follow the instructions provided by such broker, investment dealer, bank, trust company or other intermediary in order to vote.

If you were a registered RSU Holder or Option Holder as of the close of business on the Record Date, you can attend and vote at the Meeting. If you cannot attend the Meeting in person, please carefully follow the instructions provided in the applicable enclosed form of proxy in order to vote.

See “General Proxy Information” for more information on voting your Common Shares, RSUs or Options.

What if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this Information Circular, and form of proxy or the voting instruction form. This can occur if you hold your Common Shares in more than one brokerage account, if you hold Common Shares directly as a holder of record and also through another broker or holder of record (as well as certain other circumstances). If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your Securities are voted.

Who can I call if I have questions or need assistance in voting my Common Shares, RSUs or Options?

If you have any questions and/or need assistance voting your Securities, please contact MacKenzie Partners, Inc. by telephone toll free at (800) 322 2885 or by email at iocproxy@mackenziepartners.com.

Am I entitled to Dissent Rights?

Pursuant to the Interim Order, registered Shareholders as of the Record Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a Dissenting Shareholder is entitled to be paid the fair value of such Dissenting Shareholder’s Common Shares, provided that such Dissenting Shareholder has sent a written objection to the Arrangement Resolution to InterOil not later than 4:00 p.m. (Eastern Time) on February 10, 2017, being two (2) business days preceding the Meeting (or, if the Meeting is postponed or adjourned, two (2) business days preceding the date of the postponed or adjourned Meeting) and has otherwise complied strictly with the dissent procedures described in this Information Circular, including the relevant provisions of section 193 of the YBCA, as modified by the Interim Order and the Arrangement. Beneficial owners of Common Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered owners of Common Shares as of the Record Date are entitled to dissent. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss of any right of dissent. These rights are described in detail in this Information Circular under the heading “Dissent Rights”. The text of section 193 of the YBCA, which is relevant in any dissent proceeding, is set forth in Schedule J to this Information Circular. It is recommended that you seek legal advice if you wish to exercise your right to dissent. If you previously dissented with respect to the resolution passed at the special meeting of InterOil held on September 21, 2016 and wish to exercise your dissent rights with respect to the Arrangement, you must dissent again and comply strictly with the dissent procedures described in this Information Circular.

What if I previously exercised my dissent rights?

If you previously dissented with respect to the resolution passed at the special meeting of Securityholders held on September 21, 2016 and wish to exercise your dissent rights with respect to the Arrangement, you must dissent again and comply strictly with the dissent procedures described in this Information Circular. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss of any right of dissent.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named therein as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting accompanying this Information Circular or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Information Circular, management of InterOil is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

About the Arrangement

What is a plan of arrangement?

A plan of arrangement is a statutory procedure under Yukon corporate law that allows a company to carry out transactions with the approval of its securityholders and the Court. The Plan of Arrangement that you are being asked to consider will provide for, among other things, the acquisition by ExxonMobil of all of the issued and outstanding Common Shares and RSUs in exchange for the Consideration and the termination of all outstanding Options for no payment in respect thereof.

I own Common Shares and/or RSUs. What will I receive if the Arrangement is completed?

Under the terms of the Arrangement, Shareholders and RSU Holders will receive, in exchange for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement), ExxonMobil Shares worth $45.00, calculated based on the volume weighted average price of ExxonMobil Shares on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the Effective Date. In addition, pursuant to the Arrangement, each Shareholder and RSU Holder will receive on the Effective Date (after taking into account the escrow and post-closing adjustments described in this Information Circular) a cash payment estimated to equal approximately $7.07 for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe, up to a maximum of 11.0 tcfe (which will be put into escrow pending the completion of the Interim Resource Certification).

When must I be a Shareholder or RSU Holder in order to receive the consideration?

In order to receive consideration under the Arrangement, you need to be a Shareholder or RSU Holder at 12:01 a.m. (Yukon time) on the date that the Arrangement is completed.

What premium does the consideration offered for the Common Shares and RSUs represent?

The table below sets forth the implied premium ExxonMobil is paying for the Common Shares (including each Common Share issued to RSU Holders pursuant to the Arrangement) depending on the final post-closing adjustment to the CRPs and corresponding CRP Payout.

	PRL 15 2C Resources
US$ per Common Share	6.2 tcfe or less	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe or greater

Share Consideration(1)	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00

CRP Payout(2)	—	$5.66	$12.73	$19.80	$26.87	$33.94	$33.94

Aggregate Consideration	$45.00	$50.66	$57.73	$64.80	$71.87	$78.94	$78.94

Premium (%)	6.2 tcfe or less	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe	11.0 tcfe	12.0 tcfe or greater

Close on May 19, 2016(3)	42.2%	60.1%	82.4%	104.7%	127.1%	149.4%	149.4%

1-month VWAP as of May 19, 2016(4)	41.2%	58.9%	81.1%	103.2%	125.4%	147.6%	147.6%

3-month VWAP as of May 19, 2016(5)	48.2%	66.8%	90.1%	113.4%	136.6%	159.9%	159.9%

(1)	At the closing of the Arrangement, each outstanding Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) will be converted into the right to receive a number of shares of ExxonMobil common stock equal to $45.00 divided by the volume weighted average price of ExxonMobil Shares on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the closing of the Arrangement.
(2)	The calculation of the CRP Payout per Common Share assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective. CRP Payout per Common Share is equal to approximately US$7.07 per Common Share for each incremental tcfe above 6.2 tcfe, to a maximum of 11 tcfe of PRL 15 2C Resources. The CRP Payout is not discounted to present value and excludes any interest that may become payable to Shareholders and RSU Holders (as further described under the heading “Transaction Agreements – CRP Agreement”.
(3)	Based on InterOil’s closing price of US$31.65 per share as at May 19, 2016, the last trading day prior to the announcement of the Oil Search Agreement.
(4)	Based on InterOil’s 1-month VWAP up to and including May 19, 2016 of US$31.88 per Common Share.
(5)	Based on InterOil’s 3-month VWAP up to and including May 19, 2016 of US$30.37 per Common Share.

See “Risk Factors – Risks Relating to CRPs”.

How many ExxonMobil Shares will I receive?

At the Effective Time, each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) will be automatically converted into the right to receive a number of ExxonMobil Shares worth $45.00, determined based on the 10 day VWAP (being the volume weighted average price of the ExxonMobil Shares on the NYSE for the 10 consecutive trading days ending on (and including) the second trading date immediately prior to the Effective Date). More specifically, at the Effective Time, each outstanding Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) will be converted into the right to receive a number of ExxonMobil Shares equal to $45.00 divided by the 10 day VWAP. Due to the fluctuation of the exchange ratio, the number of ExxonMobil Shares to be received by Shareholders upon consummation of the Arrangement will vary, and will not be known at the time of the Meeting.

Does the $45.00 per Common Share base value offered by ExxonMobil capture upside for the future value of the Papua LNG Project?

The Board believes that a significant portion of the value attributable to the Papua LNG Project is captured in the $45.00 per Common Share base value. Such value could only be realized by InterOil on a standalone basis if the Elk-Antelope Fields’ resources were of a significant size, development proceeds without any significant challenges and InterOil is able to raise or receive sufficient capital to fund its portion of the development costs. For more information on the potential challenges and risks associated with InterOil’s participating in the development of the Papua LNG Project, see “Information Relating to InterOil” and “Risk Factors”.

In addition, the $45.00 base consideration payable in ExxonMobil Shares provides Securityholders with a meaningful premium that could limit the potential risks associated with their investment in InterOil. The CRP Payout provides Securityholders with the ability to directly participate in the potential upside of Elk-Antelope Fields - an opportunity Securityholders would not otherwise have been able to participate in because, if the Arrangement does not close and InterOil receives payments from Total S.A. under the Total Sale Agreement, the amounts of such payments must first be used to repay InterOil’s credit facility and the balance (if any) would then largely be used to satisfy InterOil’s expenditure requirements.

What is a CRP and an EVR?

A CRP is the payment that Shareholders and RSU Holders will receive on the Effective Date for each Common Share (including each Common Share issued to RSU Holders pursuant to the Arrangement) as part of the Consideration in accordance with the Arrangement, provided that the Interim Resource Certification is not completed prior to the Effective Date. If the Interim Resource Certification is not completed prior to the Effective Date, the CRP will be paid into escrow and released upon satisfaction of certain conditions following the Effective Date and the CRP will be subject to a post-closing adjustment that is linked to a certification of the volume of the PRL 15 2C Resources. Upon completion of the Interim Resource Certification, the CRP Payout will be adjusted based on the amount by which the volume of the PRL 15 2C Resources exceeds 6.2 tcfe, up to a maximum of 11.0 tcfe of certified resources. If the volume of the PRL 15 2C Resources is 6.2 tcfe or less, no CRP Payout will be made. In order to satisfy the terms of this post-closing adjustment, the CRP will be held in escrow with the Escrow Agent on behalf of CRP Holders and governed by the terms and conditions of the CRP Agreement. Upon satisfaction of the Payout Condition, the CRP Payout will be distributed to CRP Holders from the escrow (with each CRP Holder being entitled to their pro rata share of the aggregate amount to be released from escrow). Generally, if the maximum CRP is divided among holders of 51,082,771 Common Shares (being the number of Common Shares that InterOil currently anticipates being issued and outstanding at the Effective Time) then, upon completion of the Interim Resource Certification, each such holder will be entitled to a CRP Payout from escrow that is effectively equal to approximately $7.07 per Common Share for each incremental tcfe of PRL 15 2C Resources that is above 6.2 tcfe, up to a maximum of 11.0 tcfe of certified resources (excluding any interest that may be payable to holders in respect of such amounts). Any CRP Payout will be made in accordance with the terms and conditions of the CRP Agreement.

An Escrow Verification Receipt, or EVR, will evidence each CRP deposited into escrow for the benefit of a CRP Holder and the CRP Holder’s entitlement to any CRP Payout in respect of such CRP, all in accordance with the terms and conditions of the CRP Agreement. The list of holders of EVRs will be maintained in a register by the Escrow Agent. The EVRs will not be certificated or sent to Shareholders and RSU Holders.

For a description of what will happen if the Interim Resource Certification is completed prior to the Effective Date, see “What if the Interim Resource Certification is completed prior to the closing of the Arrangement” below.

When will I receive the CRP Payout?

InterOil expects that the Interim Resource Certification process will commence in January 2017, that the Interim Resource Certification will be completed in the second quarter of 2017, and that the CRP Payouts will be made shortly thereafter. The Interim Resource Certification will incorporate all information obtained from the completion of the Antelope-7 appraisal well, which commenced drilling on November 2, 2016.

What if the Interim Resource Certification is completed prior to the closing of the Arrangement?

If the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, InterOil and ExxonMobil will revise the definition of CRP to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary (as opposed to executing the CRP Agreement and issuing EVRs to Securityholders).

What is the expected amount that each holder of a Common Share will ultimately receive out of escrow related to the CRP?

This amount will not be known until the Interim Resource Certification process is complete and the volume of the PRL 15 2C Resources is known. If the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe, the post-closing adjustment will result in no CRP Payouts. Example calculations of the CRP Payout for different levels of PRL 15 2C Resources are shown below (excluding any interest that may be payable to holders in respect of such amounts).

PRL 15 2C Resources (tcfe)	6.2 or Less	7.0	8.0	9.0	10.0	11.0 or Greater(1)
Amount of CRP Payout per EVR ($)(2)	$0.00	$5.66	$12.73	$19.80	$26.87	$33.94

Total Payment ($)(3)	$0.00	$288,918,208.80	$650,065,969.80	$1,011,213,730.80	$1,372,361,491.80	$1,733,509,252.80

(1)	Based on the Updated GLJ Certification, in the professional judgment of GLJ there is a less than 1% probability that the volume of contingent resources in the Elk-Antelope gas fields would equal or exceed 11 tcfe.
(2)	The CRP Payout is effectively equal to approximately $7.07 per Common Share for each incremental tcfe above 6.2 (up to a maximum of 11.0 tcfe of PRL 15 2C Resources) (excluding any interest payable to holders in respect of such amounts). The calculation of the potential payout on a per Common Share basis assumes that the aggregate CRP is divided among holders of 51,082,771 Common Shares, being the number of Common Shares (including Common Shares issued to RSU Holders pursuant to the Arrangement) InterOil believes will be outstanding at the time the Arrangement becomes effective.
(3)	Assumes 51,082,771 EVRs are outstanding at the time of payment. Represents CRP Payout at given certified resource level; not discounted to present value; excluding any interest payable to holders in respect of such amounts.

See “Risk Factors - Risks Relating to CRPs”.

Why is the CRP capped? Aren’t there resource estimates that exceed the cap, including GLJ’s 2015 2C resource estimate?

The consideration being offered by ExxonMobil for the Common Shares (including each Common Share issued to RSU Holders pursuant to the Arrangement) under the Arrangement is the result of arms-length negotiations between InterOil and ExxonMobil which were extensive, lasted for several months and resulted in a significant increase from ExxonMobil’s previous offers and from the consideration contemplated by the Oil Search Agreement. The Board, the Transaction Committee and management negotiated extensively with ExxonMobil regarding the cap, including the necessity and quantum of the cap. In considering the appropriateness of a cap at 11.0 tcfe, the Transaction Committee and the Board:

•	received information from independent resource evaluators;

•	reviewed previous certifications, including the Updated GLJ Certification, which indicates that, in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification:

•	the best estimate (being the 2C certification) of Contingent Resources in the Elk-Antelope gas field is 7.8 tcfe; and

•	there was a less than 1% probability that the volume of Contingent Resources in the Elk-Antelope gas fields would equal or exceed 11.0 tcfe;

•	considered the downside risks associated with future resource assessments after the Interim Resource Certification obligations under the Total Sale Agreement which ExxonMobil would be taking on (including the fact that the post-production “Wildcard” certification may result in a payment being owed to Total S.A.); and

•	carefully considered all other information available to them,

and concluded that it is unlikely that the Interim Resource Certification would be greater than 11.0 tcfe. Based on several independent resource estimates, and InterOil’s internal views, management of InterOil also does not believe that the Interim Resource Certification is likely to reach or exceed the 11.0 tcfe level.

See “Information Relating to InterOil – Total Sale Agreement”, “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification” and “Information Relating to InterOil – Elk-Antelope Fields - Prior Contingent Resource Certifications”.

Do the current publicly available resource certifications take into account the results of the Antelope-7 appraisal well?

No. The Antelope-7 appraisal well is designed to provide structural control and reservoir definition to the Elk-Antelope Fields’ western flank. On December 22, 2016, InterOil announced that the Antelope-7 appraisal well had reached 2,127 meters (6,978 feet) measured depth below rotary table and had not intersected the Antelope reservoir. As at the date of this Information Circular, the drilling of the Antelope-7 appraisal well is ongoing and is progressing to a proposed total depth of around 2,300 meters.

The impact of the Antelope-7 appraisal well (and related tests) on volume assessments will differ depending on the assessor and their interpretation of the volume uncertainty on the western flank of the Antelope Field, which Antelope-7 is designed to address. The actual results of the Antelope-7 appraisal well (and related tests) could impact the Interim Resource Certification, potentially in a positive or negative manner. If material information becomes available prior to the Meeting, InterOil will make that information available to Securityholders.

How does InterOil reconcile the opinions of Mr. Mulacek’s advisors with its own views and those of its advisors?

Paradigm Capital Inc., one of Mr. Mulacek’s retained consultants, opined that the consideration offered by the Arrangement was inadequate, from a financial point of view, to Shareholders. In reaching the conclusion, Paradigm Capital Inc. relied upon historical certifications prepared by GLJ prior to the 2016 fiscal year (and no other expert certifications or estimates) and a significant number of other assumptions which InterOil and its advisors disagree with, including, among others:

1.	Paradigm Capital Inc.’s analysis:

•	relied only upon historical GLJ Contingent Resource estimates for the Elk-Antelope Fields (which did not take into account the 2016 Antelope-6 appraisal well test results) and ignored other independent Contingent Resource evaluations, such as those done in July 2016 by NSAI and GCA (see “Information Relating to InterOil – Elk-Antelope Fields - Prior Contingent Resource Certifications”) and (ii) the fact that GLJ cannot be one of the independent certifiers for the Interim Resource Certification under the Total Sale Agreement (see “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification”); and

•	assumed that the Interim Resource Certification would be greater than or equal to 9.0 tcfe and noted that Paradigm Capital Inc. believed the appropriate estimate for the resource size should be a minimum of 10.0 tcfe.

As summarized in this Information Circular, in the professional judgment of GLJ, based on information available at the effective date of the Updated GLJ Certification, the 1C estimate of Contingent Resources in the Elk-Antelope Fields is 6.83 tcfe, the 2C estimate of Contingent Resources is 7.8 tcfe and the 3C estimate of Contingent Resources is 8.95 tcfe. In addition, the 1C, 2C and 3C estimates of the Contingent Resources in the Elk-Antelope Fields set out in the Updated GLJ Certification are largely consistent with the estimates of other independent resource evaluators (see “Information Relating to InterOil – Elk-Antelope Fields - Prior Contingent Resource Certifications”).

2.	Paradigm Capital Inc. appears to have applied the same resource multiple to both the Elk-Antelope Fields and the other exploration resources of InterOil in its precedent transaction analysis, despite significantly different likelihoods of development.

3.	Paradigm Capital Inc. did not complete a fundamental analysis of InterOil’s estimated future cash flows from the Elk-Antelope Fields.

4.	Paradigm Capital Inc.’s analysis relied primarily on precedent transactions multiples that did not take into account, or make adjustments for, the changes that have occurred in the oil and gas markets over the past few years (including a significant decrease in prevailing crude oil pricing).

5.	Paradigm Capital Inc.’s analysis is largely based on Enterprise Value/Resource multiples observed on precedent transactions that gave a:

•	50% weighting to precedent transaction Enterprise Value/Resource analysis; and

•	50% weighting to precedent transaction Price to Net Asset Value analysis.

The “net asset value” estimate that is used in the Price to Net Asset Value analysis appears, however, to be largely derived from a precedent transaction analysis, which was, as indicated in the first sub-bullet above, is already given a 50% weighting in the analysis. Furthermore, if Paradigm Capital Inc.’s net asset value estimate is derived from a precedent transaction analysis, it would be inappropriate to then apply a price to net asset value multiple also derived from precedent transaction analysis (as this would effectively double count any transaction premium).

Will the EVRs or the CRPs be listed on an exchange?

No, an EVR will be evidence of each CRP Holders’ CRP deposited into escrow and entitlement to receive the CRP Payout (assuming that the Interim Resource Certification is not completed prior to the closing of the Arrangement). Neither the EVRs nor the CRPs will be listed on any exchange.

Are CRPs separate securities? Are they “stapled” to the ExxonMobil Shares?

A CRP is not a security for the purpose of U.S. securities law. An EVR will evidence each CRP Holder’s CRP deposited into escrow and entitlement to a CRP Payout distributable from the escrow in respect of a CRP that is separate and apart from the ExxonMobil Shares (assuming that the Interim Resource Certification is not completed prior to the closing of the Arrangement). A transfer of the ExxonMobil Shares will not result in a transfer of the CRP or EVR. See “Risk Factors – Risks Relating to CRPs”.

Will I be entitled to fractional shares?

No, Shareholders and RSU Holders are not entitled to fractional ExxonMobil Shares. Where the aggregate number of ExxonMobil Shares to be issued to a Shareholder or RSU Holder as consideration under the Arrangement would result in a fraction of an ExxonMobil Share being issuable, the Shareholder or RSU Holder will receive a cash amount (without interest) calculated by multiplying the 10 day VWAP for the period ending on (and including) the second trading date immediately before the Effective Date by the fraction of an ExxonMobil Share that the Shareholder or RSU Holder would have otherwise been entitled to receive (after taking into account all Common Shares surrendered by such Shareholder or RSU Holder). For greater certainty, no other consideration will be paid or issued to a Shareholder or RSU Holder in lieu of the issuance of any such fractional ExxonMobil Share.

Who can I call if I have questions or need assistance in completing a Letter of Transmittal?

If you have any questions and/or need assistance completing a Letter of Transmittal, please contact Computershare Investor Services Inc., by toll free telephone in North America at 1-800-564-6253, by telephone outside North America at (514) 982-7555, or by email at corporateactions@computershare.com.

If you are a Beneficial Shareholder holding your Securities through a nominee such as a broker, investment dealer, bank, trust company, custodian or other nominee, you should contact such nominee and carefully follow any instructions provided to you by such nominee.

When will the Arrangement be completed?

It is presently anticipated that the Arrangement will be completed in the first quarter of 2017. However, completion of the Arrangement is dependent on many factors outside of InterOil’s or ExxonMobil’s control and it is not possible at this time to determine precisely when or if the Arrangement will become effective. In addition, the Arrangement Agreement may be terminated at any time before the Effective Time, in the circumstances specified in the Arrangement Agreement, including if the Arrangement is not completed prior to the Outside Date (being March 31, 2017, which can be extended in certain circumstances to May 31, 2017). Further, depending on the circumstances in which termination of the Arrangement Agreement occurs, InterOil may have to pay the Company Termination Fee. See “Transaction Agreements – Arrangement Agreement – Termination of the Arrangement Agreement”.

When will I receive the consideration for my Common Shares?

You will receive the Consideration for your Common Shares as soon as practicable after the Effective Time, provided you have sent all of the necessary documentation to the Depositary.

What will I have to do as a Shareholder to receive the consideration for my Common Shares?

If you are a registered Shareholder or RSU Holder you must deliver to the Depositary a duly completed and executed Letter of Transmittal, including such additional documents and instruments as the Depositary may reasonably require (including, in the case of a Shareholder, any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares). Upon delivery of such documents, you shall be entitled to receive in exchange for the Common Shares or RSUs so deposited (in each case, less any tax withheld pursuant to the Plan of Arrangement): (i) a share certificate or a DRS Advice evidencing the number of ExxonMobil Shares to which you are entitled to receive under the Arrangement; and (ii) EVRs (in book-entry form) evidencing each Shareholder’s and RSU Holder’s CRP deposited into escrow and entitlement to a CRP Payout (or, if the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, the definition of CRP will be amended to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout, which will be paid in at the Effective Time through the Depositary, and no EVRs will be issued).

If you are an RSU Holder and you have not received certificates representing Common Shares then no certificate need be included with the Letter of Transmittal.

If you are a Shareholder whose Common Shares are registered in the name of a broker, investment dealer or other intermediary you will receive your payment through your account with your intermediary. You should contact your intermediary if you have questions about this process.

Should I send my Common Share certificate(s) to the Depositary now?

Yes. A Letter of Transmittal has been mailed, together with this Information Circular, to each person who was a registered Shareholder or RSU Holder on the Record Date. It is recommended that you complete, sign and return the Letter of Transmittal with, in the case of Common Shares, accompanying Common Share certificate(s), to the Depositary as soon as possible.

The Letter of Transmittal will also be available under InterOil’s SEDAR profile at www.sedar.com or by contacting the Depositary.

If I previously submitted a Letter of Transmittal, do I need to submit a new one?

If you previously submitted a Letter of Transmittal and the Letter of Transmittal has not been returned to you, then you do not have to submit a new Letter of Transmittal provided that the information you provided in the Letter of Transmittal is and will be as of the Effective Date true, complete and accurate. If you are in possession of share certificates representing Common Shares, then you will need to submit a new Letter of Transmittal for the Common Shares represented by those share certificates. All Shareholders and RSU Holders who submitted Letters of Transmittal are encouraged to contact Computershare Investor Services Inc. (toll free telephone in North America: 1-800-564-6253; telephone outside North America: (514) 982-7555, email: corporateactions@computershare.com) to confirm that Computershare is in possession of the previously submitted Letter of Transmittal and/or certificates representing Common Shares.

What happens if the Shareholders and Securityholders do not approve the Arrangement?

If the Arrangement Resolution does not receive the Requisite Approval at the Meeting, the Arrangement will not become effective. Additionally, ExxonMobil is not required to complete the Arrangement if Shareholders have exercised their Dissent Rights in connection with the Arrangement with respect to more than 33 1⁄3% of the outstanding Common Shares. Failure to complete the Arrangement could have a material negative effect on the market price of the Common Shares. See “Risk Factors – Risks Relating to the Arrangement” and “Transaction Agreements – Arrangement Agreement – Termination of the Arrangement Agreement”. Subject to the risks referenced above, InterOil would otherwise continue as a standalone company.

Will the Common Shares continue to be listed on the NYSE or POMSoX or registered under the U.S. Exchange Act after the Arrangement?

No. If the Arrangement is completed, all of the Common Shares will be owned by ExxonMobil, and InterOil expects the Common Shares to be promptly delisted from the NYSE and the POMSox with effect from the Effective Date and the registration of the Common Shares and all obligations to file or furnish reports under the U.S. Exchange Act to be terminated promptly after the Common Shares are acquired by ExxonMobil and the Arrangement is complete.

What will happen to my RSUs under the Arrangement?

Pursuant to the Arrangement, RSU Holders are entitled to elect to receive Consideration for their RSUs in the same manner as a registered Shareholder (on the basis that their RSUs have been converted into Common Shares) under the Arrangement.

About InterOil and its Assets

How “big” are the Elk-Antelope Fields?

The table below sets out publicly available certifications of “Contingent Recoverable Raw Gas” (converted to tcfe) within the Elk-Antelope Fields within the past three years. Each of the most recent assessments by GCA, NSAI and GLJ include data from the Antelope-6 appraisal well and the subsequent appraisal tests that were carried out throughout 2016.

				Recoverable Raw Gas(1)
Date of Certification	Independent Certifier	Prepared For	Unit of Measurement(2)	1C(3)	2C(3)	3C(3)

November 30, 2016(4)	GLJ	InterOil	tcfe	6.83	7.80	8.95
July 15, 2016(5)	GCA	Oil Search	tcfe	5.61	6.90	7.68
July 15, 2016(5)	NSAI	Oil Search	tcfe	4.87	6.15	8.23
December 31, 2015(4)	GLJ	InterOil	tcfe	7.68	10.18	12.30
December 31, 2014(4)	GLJ	InterOil	tcfe	7.50	9.88	11.79
January 13, 2014(6)	GCA	PAC LNG Group	tcfe	5.00	7.10	9.90

(1)	“Recoverable Raw Gas” volume is the recoverable hydrocarbon gas plus inert gases and condensate.
(2)	The Contingent Resource volumes quoted in this table were originally measured as Contingent Raw Gas volumes in tcf, which differs from the manner in which the PRL 15 2C Resources are measured for the purpose of calculating the Interim Resource Certification under the Total Sale Agreement (and, therefore, for calculating the CRP Payout). See “Disclosure of Oil and Gas Information” for more information.
(3)	See definitions of “1C”, “2C” and “3C” in the Glossary of Terms attached as Schedule B.
(4)	Using the conversion factors in the Total Sale Agreement, the volumes have been converted from tcf to tcfe. See “Disclosure of Oil and Gas Information” for more information.
(5)	These certifications were publicly announced by Oil Search on July 15, 2016. The exact date and effective date of the certifications is not known, however, the information taken into account is set out in the press release by Oil Search on July 15, 2016. The volumes have been converted from tcf to tcfe in the BMO Fairness Opinion assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. The full text of the BMO Fairness Opinion, dated as of December 14, 2016, sets forth, among other things, the assumptions made, matters considered and qualifications and limitations which the BMO Fairness Opinion is subject to, and is attached to this Information Circular as Schedule E. The description of the BMO Fairness Opinion (including the forgoing assumptions used to convert the certified volumes from tcf to tcfe) is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. Securityholders are encouraged to read the BMO Fairness Opinion carefully and in its entirety.
(6)	This volume was converted from tcf to tcfe assuming a raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf), which is consistent with a contingent resource assessment for the Elk-Antelope Fields prepared by CGA effective December 2013. See “Disclosure of Oil and Gas Information” for more information.

Based on the Updated GLJ Certification, in the professional judgment of GLJ there is a less than 1% probability that the volume of contingent resources in the Elk-Antelope gas fields would equal or exceed 11 tcfe.

How does InterOil reconcile the Updated GLJ Certification with GLJ’s historical estimates?

GLJ is an independent qualified third party evaluator appointed by InterOil’s Reserve Committee (consisting of three independent members of the Board, Mr. Christopher Finlayson, Mr. Ford Nicholson and Dr. (William) Ellis Armstrong, and the Chief Executive Officer of InterOil, Dr. Michael Hession) for the purpose of preparing a Contingent Resource estimates in InterOil’s Annual Information Forms filed annually with the CSA and SEC. GLJ uses raw data to make an assessment on such based on GLJ’s own processes and interpretations. The GLJ assessments prior to the Updated GLJ Certification (including the December 31, 2015 certification which was included in the AIF) were made prior to availability of data from the Antelope-6 appraisal well.

In GLJ’s certification as at December 31, 2015, GLJ estimated the volume of 1C Contingent Resources in the Elk-Antelope Fields to be 7.68 tcfe, the 2C estimate of Contingent Resources to be 10.18 tcfe and the 3C estimate of Contingent Resources to be 12.30 tcfe. The Updated GLJ Certification estimates the 1C estimate of Contingent Resources in the Elk-Antelope Fields to be 6.83 tcfe, the 2C estimate of Contingent Resources to be 7.80 tcfe and the 3C estimate of Contingent Resources to be 8.95 tcfe.

The primary contributor to the changes in GLJ’s estimates from December 31, 2015 to November 30, 2016 were due to the results of Antelope-6. GLJ’s predrill prognosis for top reservoir in respect of the Antelope-6 well, based on their December 31, 2015 map, was 1,848 meters True Vertical Depth Subsea (TVDSS), while the actual top was 2,076 meters TVDSS (228 meters lower than the GLJ pre-drill prognosis). This impacted the volume in GLJ’s estimate of the eastern flank of the field.

Secondary contributors were the position of the western fault position where the revised GLJ interpretation moved the fault position 300 meters to the east (on the line through Antelope-5 and Antelope-7) based on 2016 reprocessed seismic and updates to their interpretation of the results of Antelope-4.

When will the Elk-Antelope fields be commercialized?

On July 2, 2015, the PRL 15 Joint Venture partners unanimously endorsed locations for key infrastructure sites for development of the potential Papua LNG Project. However, a decision on the capacity of the project and ultimately the number and size of LNG processing trains, will depend on, among other things, the estimated size of the resources located in the Elk-Antelope Fields after completion of the Appraisal Work Program. Below is a conceptual diagram of the infrastructure layout. None of this infrastructure has been built or developed and the locations and sites contemplated are subject to change. Should the Arrangement proceed, one of the options that is expected to be considered is the integration of the development of the Elk-Antelope Fields with the adjacent PNG LNG project operated by ExxonMobil. This potential integration could result in substantial benefits for both the cost and timing of the development of the Elk-Antelope Fields.

The most recent timeline for development of the Papua LNG Project prepared by Total S.A., the operator of the PRL 15 Joint Venture, is set out below. In accordance with the indicative timeline, a final investment decision in relation to the project is not expected until 2019 and first production is not expected until 2023 (assuming development proceeds).

Securityholders should be aware that the timeline above only includes a small selection of steps that need to be taken in order to develop of the Papua LNG Project. Securityholders should also be aware that a final investment decision has not been made and the ability of the joint venture partners in the Elk-Antelope fields to make a final investment decision in 2019 is dependent on a number of factors, including government and partner commercial agreements, the successful marketing of LNG and entering into LNG sales agreements, project financing (all of which introduce execution challenges and many of which may be out of InterOil’s control). As such, readers are cautioned to not place undue reliance on the aforementioned projected dates. See “Information Relating to InterOil – Elk-Antelope Fields - Development Concept” and “Risk Factors – Risks Relating to InterOil”.

What will it cost to commercialize the Elk-Antelope Fields?

InterOil’s ability to commercialize the Elk-Antelope fields, including its joint venture share of contribution to the construction of an liquefied natural gas plant and associated facilities, depends on its ability to obtain significant funding (which InterOil estimates to be in excess of $3.8 billion over several years). Based on the forecasted development costs prepared by Wood Mackenzie as of August 2016 of $14.5 billion, InterOil would be required to fund approximately $4.1 billion (28.3% post the Government of Papua New Guinea right to back in) of these development costs. Assuming the joint venture partners in the Elk-Antelope fields can and will obtain project financing for 65% of these costs, InterOil would be required to contribute approximately $1.4 billion (plus associated financing costs) not attributable to project financing to fund its share of the development costs. These project funding requirements do not include any contingencies for expenditure overruns. In addition, InterOil will also need additional capital to fund ongoing expenditures (including exploration and appraisal costs required to comply with license commitments and general corporate and administrative expenditures over the coming years) and to repay current indebtedness.

Additional information regarding InterOil’s capital requirements are discussed under the heading “Information Relating to InterOil – Project Funding.”

Is InterOil well positioned to unlock future value as an independent company?

InterOil’s ability to commercialize the resources covered by its petroleum prospecting and retention licenses, including its joint venture share of contribution to the construction of an LNG plant and associated facilities, depends on a number of factors, many of which are outside of InterOil’s control. In addition, InterOil’s ability to commercialize the resources covered by its petroleum production and retention licenses, including its joint venture share of contribution to the construction of an LNG plant for the Elk-Antelope fields and associated facilities, depends on its ability to obtain significant funding.

InterOil’s ability to obtain funding will depend on many factors beyond InterOil’s control, such as the status of capital and industry markets when financing is sought and such markets’ view of InterOil’s industry and of its prospects and partners at the relevant time. InterOil may not be able to obtain financing on acceptable terms, or at all. InterOil’s ability to obtain financing is integral to its ability to execute on any long-term business plan, including its ability to commercialize any resources. See “Risk Factors – Risks Relating to InterOil”. If InterOil obtains additional funding, Securityholders should be aware that the amount of funding could have a significant effect on the price of Common Shares. For example, raising capital through equity issuances would dilute current Shareholders and could depress the Common Share price. Similarly, additional debt could affect investors’ views on the attractiveness of InterOil from an investment perspective. Securityholders are encouraged to read “Information Relating to InterOil – Project Funding” and “Risk Factors – Risks Relating to InterOil” in this Information Circular.

Mr. Mulacek asserts that the consideration offered to Securityholders pursuant to the Original Arrangement does not ascribe value to InterOil’s other discoveries or its future exploration potential. Is this correct?

InterOil believes that ExxonMobil’s offer for InterOil takes into account the value of InterOil as a whole, including ExxonMobil’s view of the value of exploration acreage and other discoveries, future exploration potential and the net present value of the resources in the Elk-Antelope Fields after development of a LNG project. There is no basis for asserting that the Arrangement attributes no value to all of InterOil’s assets.

The BMO Fairness Opinion considered InterOil’s exploration assets, including those other than the Elk-Antelope Fields. BMO concluded in the BMO Fairness Opinion that based upon and subject to the assumptions, limitations, qualifications and other matters contained in the BMO Fairness Opinion, as of December 14, 2016, the consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Other Questions About the Interim Resource Certification

When will the Interim Resource Certification be completed?

InterOil expects that the Interim Resource Certification process will commence in January 2017, that the Interim Resource Certification will be completed in the second quarter of 2017, and that the CRP Payouts will be made shortly thereafter. The Interim Resource Certification will incorporate all information obtained from the completion of the Antelope-7 appraisal well, which commenced drilling on November 2, 2016.

Is the Interim Resource Certification process robust? Could ExxonMobil or Total S.A. influence the process to achieve a lower Interim Resource Certification?

The Interim Resource Certification process contemplated by the Total Sale Agreement was the result of a competitive process and many months of negotiations. The Interim Resource Certification process is robust and provides for equivalent rights for Total S.A. and InterOil to submit information to two Experts (i.e., independent and reputable certifiers), make submissions to both Experts and comment on preliminary results before the production of a final report. While Total S.A. and InterOil may have different interpretations on certain variables or attributes of the Elk-Antelope Fields that contribute to resource size, it is the opinion of two independent certifiers that matters.

As part of InterOil’s negotiations with ExxonMobil regarding the Arrangement, InterOil considered and ensured that there were mechanisms to protect Securityholders, including:

•	the CRP Agreement obligates ExxonMobil to adhere to the Interim Resource Certification process and to not amend or terminate such process in a manner which could negatively impact the Interim Resource Certification;

•	ExxonMobil is entitled to retain 10% of payments received under the Total Sale Agreement at certification outcomes between 6.5 tcfe and 11 tcfe (and all amounts paid by Total S.A. under the Total Sale Agreement with respect to certification amounts above 11 tcfe), thereby creating a financial incentive for ExxonMobil to maximize Interim Resource Certification value;

•	the CRP Agreement prevents ExxonMobil from entering into any agreement or understanding with Total S.A. which has the intent or purpose of reducing, directly or indirectly, the payment contemplated by the Total Sale Agreement with respect to the Interim Resource Certification or affecting the timing of such payment;

•	the CRP Agreement obligates ExxonMobil to use reasonable commercial efforts to retain key members of InterOil’s technical staff who have invested considerable time and resources evaluating Elk-Antelope Fields over the years; and

•	the CRP Agreement contemplates the formation of the Holder Committee, comprised of two current InterOil Board members, to represent Securityholders and monitor the Interim Resource Certification process.

Furthermore, the results of the Interim Resource Certification may be used to form the basis of project design, marketing to offtake customers and the arrangement of financing for the Papua LNG Project. Accordingly, ExxonMobil would have an interest in seeking to certify the largest technically justified resource in order to optimize design and financing for the Papua LNG Project.

Lastly, based on the anticipated timing of the closing of the Arrangement, a substantial portion of the work related to the Interim Resource Certification process (other than the certification process itself) is likely to be completed by InterOil’s employees and experts.

Why is a post-production (“Wildcard”) certification not included as part of the CRP?

The earliest expected timing for the post-production certification is 2023 and there is no guarantee that any payment will be received at this time. The post-production “Wildcard” certification under the Total Sale Agreement could also result in a payment due from InterOil to Total. In that instance, the CRP Payout would not be reduced and ExxonMobil would be obligated to pay Total. As a result, ExxonMobil bears the financial risk associated with a post-production “Wildcard” certification that results in a payment to Total S.A. and, in the event the post-production “Wildcard” certification results in an additional payment from Total S.A., ExxonMobil would equally benefit from the that potential financial upside. A description of the post-production “Wildcard” certification is summarized under “Information Relating to InterOil - Total Sale Agreement”.

Why is the CRP based on the Interim Resource Certification payment (if any) from Total S.A., as opposed to other payments or revenue?

As summarized in this Information Circular, InterOil’s primary assets include interests in petroleum prospecting and retention licenses in PNG, which include the Elk-Antelope Fields. The resources covered by InterOil’s petroleum prospecting and retention licenses are Contingent Resources, the economic status of which is undetermined and for which there is no certainty that production is commercially viable. Since InterOil’s licenses relate to Contingent Resources that have not been developed, InterOil has not generated any revenue from its primary assets. At this time, InterOil’s interest in the Papua LNG Project (i.e., the proposed Elk-Antelope liquefied natural gas joint venture project by the PRL 15 Joint Venture) is InterOil’s most valuable and potentially commercially viable asset. As described under the heading “Information Relating to InterOil”:

•	the most recent timeline for development of the Papua LNG Project prepared by Total S.A., the operator of the PRL 15 Joint Venture, contemplates that first production is not expected until 2023 and, as a result, InterOil is not likely to generate revenue for a significant amount of time;

•	InterOil estimates its costs associated with the Papua LNG Project to be in excess of $3.8 billion over several years. Based on the forecasted development costs prepared by Wood Mackenzie as of August 2016 of $14.5 billion, InterOil would be required to fund approximately $4.1 billion (28.3% post PNG Government back-in) in development costs related to the Papua LNG Project. Assuming the Joint Venture can obtain project financing for 65% of these costs, InterOil would be required to contribute approximately $1.4 billion (plus associated financing costs) not attributable to project financing to fund its share of the development costs; and

•	The other potential payments from Total S.A. contemplated under the Total Sale Agreement are also contingent in nature and are unlikely to be made, if at all, in the near future.

As a result, the payments from Total S.A. (if any) resulting from the Interim Resource Certification allowed InterOil to negotiate for a contingent payment structure that would allow Securityholders to directly share in any near term potential value of the Elk-Antelope gas fields without requiring InterOil to fund its share of required development costs on a standalone basis.

Is Antelope-7 being drilled at the most appropriate location?

Appraisal drilling is designed to establish the limits of the reservoir, the productivity of wells and the characteristics of oil or gas. Total S.A., as the operator of the PRL 15 Joint Venture, proposed the location for the Antelope-7 appraisal well. This proposal was reviewed by each of the PRL 15 Joint Venture partners and their respective technical teams, after taking into account previous drilling tests, and was agreed upon to be the most suitable location to address the volume uncertainties on the western flank of the Antelope Field.

How were the five certifiers (or “Experts”) chosen under the Total Sale Agreement and why is GLJ not included?

All five certifiers negotiated as part of the Total Sale Agreement (being NSAI; GCA; Ryder Scott; Beicip-Franlab; and Miller and Lents, Ltd.) are experienced, reputable and independent organizations. They perform oil and gas certification functions around the world and, in accordance with the Total Sale Agreement, are required to comply with well-established guidelines set by world leading bodies, including the Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Congress and Society of Petroleum Evaluation Engineers. GLJ is not included in the list of possible Experts because Total, as part of the negotiations of the Total Sale Agreement, specifically sought to exclude them due to the fact that GLJ has historically undertaken resource assessments for InterOil.

Tax Consequences to Shareholders

What are the tax consequences of the Arrangement to me as a Shareholder?

This Information Circular contains a summary of the principal Canadian federal and certain U.S. federal income tax considerations relevant to Shareholders. Please see the discussions under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. These summaries are of a general nature only and are not, and are not intended to be, nor should they be construed to be, legal or tax advice or representations to any particular Shareholder. These summaries are not an exhaustive discussion of all income tax considerations. Accordingly, Shareholders and RSU Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of the Arrangement having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable.

Who to Call with Questions

Who can I contact if I have questions?

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact InterOil’s proxy solicitation and information agent, MacKenzie, by mail at MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, by toll-free telephone in North America at (800) 322-2885 or collect call outside North America at (212) 929-5500, or by e-mail at iocproxy@mackenziepartners.com.

If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

SCHEDULE B

Glossary of Terms

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof. A number of the definitions below have been copied from, or contain cross references to, the Arrangement Agreement, the CRP Agreement and the Total Sale Agreement. Such definitions may have been modified for simplicity or conformity purposes. The Arrangement Agreement, the CRP Agreement and the Total Sale Agreement are available under InterOil’s SEDAR profile at www.sedar.com.

“7.1 Tcfe Case” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”. Both the 7.1 Tcfe Case and 8.5 Tcfe Case were based on management of InterOil’s latest review of internal information and external certifications available at the time, representing its view of a reasonable range of outcomes associated with the Interim Resource Certification process (including considering that the Interim Resource Certification process is the average certification of two Experts), which reviews and estimated outcomes are updated by management in the ordinary course;

“8.5 Tcfe Case” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”. Both the 7.1 Tcfe Case and 8.5 Tcfe Case were based on management of InterOil’s latest review of internal information and external certifications available at the time, representing its view of a reasonable range of outcomes associated with the Interim Resource Certification process (including considering that the Interim Resource Certification process is the average certification of two Experts), which reviews and estimated outcomes are updated by management in the ordinary course;

“1C” denotes, with respect to recoverable resources, the “low” estimate and is considered to be a conservative estimate of the quantity of resources that will actually be recovered. The low estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. It is likely that the actual remaining quantities recovered will exceed the low estimate;

“2C” denotes, with respect to recoverable resources, the “best” estimate and is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate;

“2C Condensate” means 2C Contingent Resources of Condensate, where 2C has the meaning described in this Information Circular (as well as in Appendix A of the PRMS - Glossary of Terms Used In Resource Evaluations of the PRMS);

“2C Hydrocarbon Gas” means 2C Contingent Resources of Hydrocarbon Gas, where 2C has the meaning described in this Information Circular (as well as in Appendix A of the PRMS - Glossary of Terms Used In Resource Evaluations of the PRMS);

“3C” denotes, with respect to recoverable resources, the “high” estimate and is considered to be an optimistic estimate of the quantity that will actually be recovered. The high estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. It is unlikely that the actual remaining quantities recovered will exceed the high estimate;

“10 day VWAP” means the volume weighted average traded price for a share of ExxonMobil on the NYSE for the period of ten Business Days ending on (and including) the second trading date immediately prior to the Effective Date as reported by Bloomberg Financial Markets, or any successor thereto, through its “Volume Weighted Average Price” function;

“2005 IPI Agreement” means the amended and restated indirect participation interests agreement dated February 25, 2005, as amended, between InterOil and certain investors;

“2009 Stock Incentive Plan” means the 2009 Stock Incentive Plan of InterOil dated as of June 19, 2009 (as modified from time to time);

“Accrued Interest” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Escrow Agent and Liquidating Escrow Account”;

“Achievement Certificate” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Payment Procedures”;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only InterOil and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting “jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of InterOil and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole (which assets may include equity interests in InterOil’s Subsidiaries); (ii) 15% or more of any voting or equity securities of InterOil; or (iii) any of InterOil’s participating interest in a Designated Licence or any securities of a Subsidiary that, directly or indirectly through another Subsidiary, holds any participating interest in a Designated Licence; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 15% or more of any class of voting or equity securities of InterOil; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving InterOil and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole; or (d) any other transaction involving the acquisition of any assets or equity securities of InterOil or its subsidiaries, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Parties under the Arrangement Agreement or the Arrangement;

“AcquisitionCo” means Exxon Mobil Canada Holdings ULC, an indirect wholly-owned subsidiary of ExxonMobil organized under the laws of British Columbia;

“additional amount” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Payment Procedures”;

“Adjusted EV / 2C Resource (mcfe)” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Aggregate CRP Payment” means the amount in US dollars, calculated as follows:

0.90 x 1,000,000,000 x (Contingent Resource) x 0.40127529

where:

Contingent Resource is a number equal to: PRL152C minus 6.2 tcfe; provided that in no event shall the Contingent Resource exceed 4.8 tcfe; and

PRL152C	is the volume of the PRL 15 2C Resources, expressed in tcfe.

“Antelope-7” means the appraisal well known as Antelope-7 to be located and drilled in the Antelope Field;

“Antelope Field” means the gas field known as the “Antelope Field” described in Annex 2 of the Total Sale Agreement;

“ANZ Facility” means InterOil’s $400.0 million senior secured capital expenditure facility on a syndicated basis arranged by Australia and New Zealand Banking Group Limited;

“Appearance” has the meaning set forth in this Information Circular under the heading “The Arrangement – Shareholder and Court Approvals – Court Approval of the Arrangement”;

“Applicable Confidentiality Obligations” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Holder Committee”;

“Applicable Shares” means (i) the total number of issued and outstanding Common Shares transferred to AcquisitionCo under Clause 3.1(d) of the Plan of Arrangement, including the Common Shares issued to holders of RSUs under Clause 3.1(c) of the Plan of Arrangement, plus (ii) the total number of Dissent Shares transferred to Purchaser under Clause 3.1(a) of the Plan of Arrangement;

“Appraisal Work Program” has the meaning set forth in this Information Circular under the heading “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification – Background and Timing”;

“Arrangement” means the proposed arrangement under the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to such arrangement made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both ExxonMobil and InterOil, each acting reasonably);

“Arrangement Agreement” means the amended and restated arrangement agreement dated effective July 21, 2016, as amended and restated on December 15, 2016, between InterOil and ExxonMobil, as may be further amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution of the Securityholders approving the Plan of Arrangement which is to be considered at the Meeting substantially in the form of Schedule C hereto;

“Asset Sale Process” has the meaning set forth in this Information Circular under the heading “The Arrangement – Background to the Arrangement”;

“Articles of Arrangement” means the articles of arrangement of InterOil in respect of the Arrangement to be filed with the Yukon Registrar of Corporations under the YBCA after the Final Order is made;

“Back-in Right” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Base Synergies” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own names;

“BMO” means BMO Nesbitt Burns Inc., the independent financial advisor to the Transaction Committee;

“BMO Fairness Opinion” means the opinion of BMO dated December 14, 2016 provided to the Transaction Committee and the Board as to the fairness, as of the date thereof, of the Consideration, from a financial point of view, to be received by the Shareholders pursuant to the Arrangement, the full text of which is attached to this Information Circular as Schedule E;

“Board” means the board of directors of InterOil as constituted from time to time;

“Borrower” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Escrow Agent and Liquidating Escrow Account”;

“Broadridge” means Broadridge Investor Communications;

“Business Day” means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto or Singapore are authorized by Law or executive order to be closed;

“Canadian Securities Laws” means the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published instruments and policies thereunder;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 195 of the YBCA in respect of the Articles of Arrangement;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Common Shares” means common shares in the authorized share capital of InterOil;

“Company Change in Recommendation” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – Arrangement Agreement – Termination of the Arrangement Agreement”;

“Company Incentive Plans” means collectively, (i) the 2009 Stock Incentive Plan, and (ii) the 2016 Stock Incentive Plan of InterOil dated as of June 14, 2016;

“Company Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations, licences or financial condition of InterOil and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by the Arrangement Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development affecting the industries in which InterOil and its Subsidiaries operate;

(b)	any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(c)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in IFRS;

(f)	entering into the Arrangement Agreement or the announcement thereof, and the communication by ExxonMobil of its plans or intentions with respect to InterOil, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of InterOil or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to the Arrangement Agreement;

(g)	actions or inactions (i) required by the Arrangement Agreement (other than with respect to InterOil’s general obligations to conduct its, and its Subsidiaries, business in the ordinary course), (ii) taken by ExxonMobil or any of its Subsidiaries, or (iii) that are taken with the prior written consent of ExxonMobil;

(h)	any change in the market price or trading volume of any securities of InterOil (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect);

(i)	the failure, in and of itself, of InterOil to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect); or

(j)	any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving InterOil, any of its Subsidiaries or any of their respective Representatives that has been disclosed in InterOil Public Documents prior to the date of the Arrangement Agreement;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect InterOil and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which InterOil and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Company Material Adverse Effect” has occurred;

“Company Termination Fee” means an amount equal to $100,000,000, consisting of (a) the $67 million termination fee contemplated by the Original Arrangement Agreement, plus (b) an additional fee of $33 million to compensate ExxonMobil for additional time, costs and expenses incurred by ExxonMobil in connection with the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement resulting from the fact that the Original Arrangement was not completed prior to the Outside Date (as defined in this Original Arrangement Agreement);

“Company Termination Fee Event” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – Arrangement Agreement – Company Termination Fee Payable by InterOil”;

“Comparable Treasury Issue” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Escrow Agent and Liquidating Escrow Account”;

“Condensate” has the meaning given in Appendix A of the PRMS - Glossary of Terms Used In Resource Evaluations of the PRMS;

“Consideration” means the consideration payable to Shareholders for their Common Shares, calculated and payable in accordance with the Plan of Arrangement, consisting of (a) ExxonMobil Shares worth $45.00, calculated based on the 10 day VWAP of ExxonMobil’s Shares on the NYSE for the ten (10) consecutive trading days ending on (and including) the Effective Date, and (b) a CRP (including for this purpose, any amendment to the definition of CRP as contemplated in the definitions of “CRP” below).

“Contingent Resources” under the Canadian Oil and Gas Evaluation Handbook (as utilized by GLJ in the Updated GLJ Certification and GLG’s historical certification) are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. Securityholders should be aware that InterOil reports its Contingent Resources in accordance with the definition prescribed by the Canadian Oil and Gas Evaluation Handbook. The Total Sale Agreement uses the Contingent Resources definition prescribed by the PRMS Guidelines, which means, “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations, but the applied project(s) are not yet considered mature enough for commercial development due to one or more contingencies. Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.” For more information regarding the difference between Contingent Resources and defined by the Canadian Oil and Gas Evaluation Handbook and the PRMS Guidelines, see “Information Contained in this Management Information Circular – Disclosure of Oil and Gas Information”;

“Conventional Natural Gas” means natural gas that has been generated elsewhere and has migrated as a result of hydrodynamic forces and is trapped in discrete accumulations by seals that may be formed by localized, structural, depositional or erosional geological features;

“Conversion Rate” has the meaning set forth in this Information Circular under the heading “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification – Determination of PRL 15 2C Resources”;

“Court” means the Supreme Court of Yukon;

“CRA” means the Canada Revenue Agency;

“CRP” means, if the Interim Resource Certification is not completed prior to the Effective Date, a contingent resource payment in accordance with the terms and conditions of the CRP Agreement, provided that if the Interim Resource Certification is completed prior to the Effective Date and the volume of the PRL 15 2C Resources is greater than 6.2 tcfe, the definition of CRP will be amended to mean an amount equal to the amount that would have otherwise been released to Securityholders as the CRP Payout and provide for the payment of the CRP to each Securityholder at the Effective Time through the Depositary;

“CRP Agreement” means the Contingent Resource Payment Agreement, substantially in the form set out in Schedule G to this Information Circular;

“CRP Holder” means the holder of a CRP and CRP Payout entitlement as evidenced by an EVR;

“CRP Payout” means the amount of the CRP per EVR (after giving effect to the post-closing adjustment) distributable to the CRP Holders from the escrow account in accordance with the terms of the CRP Agreement (including, for the avoidance of doubt, the Loan Proceeds);

“CRP Right” means a right in amounts distributable from the Liquidating Escrow Account to a CRP Holder in respect of one CRP in accordance with the terms and conditions of the CRP Agreement (including, for the avoidance of doubt, any Loan Proceeds Payment);

“CRP Taxes” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Payment Procedures”;

“CSA” means the Canadian Securities Administrators;

“DCF of Cash Flows” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“DCF of Total Payments” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Depositary” means Computershare Investor Services Inc.;

“Designated Licence” means PRL 15, PRL 39, PPL 474, PPL 475, PPL 476, and PPL 477;

“Dispute Notice” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Dispute Mechanics”;

“Dispute Period” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Dispute Mechanics”;

“Disputed Matters” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Dispute Mechanics”;

“Dissent Rights” means the rights to dissent with respect to the Arrangement Resolution in the manner described in this Information Circular, including the relevant provisions of Section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement;

“Dissent Share” means a Common Share held by a Dissenting Shareholder;

“Dissenting Shareholder” means a registered Shareholder as of the Record Date who has duly exercised his, her or its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

“DRS Advice” means a Direct Registration System Advice;

“DTC” means The Depository Trust Company;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Yukon time) on the Effective Date or such other time as agreed to by the Parties in writing;

“Elk-Antelope Fields” means the Elk Field and the Antelope Field;

“Elk Field” means the gas field located in PNG known as “Elk Field” described in Annex 2 of the Total Sale Agreement;

“Engagement Agreement” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Escrow Agent” means, collectively, Computershare Trust Company, N.A., a U.S. national banking association and Computershare Inc., a Delaware corporation;

“Escrow Verification Receipt” or “EVR” means a receipt evidencing one CRP paid by AcquisitionCo into the escrow account held by the Escrow Agent and the CRP Holder’s interest in the CRP and entitlement to any CRP Payout in accordance with the terms and conditions of the CRP Agreement;

“EVR Register” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – EVRs and CRPs”;

“Expert” has the meaning set forth in this Information Circular under the heading “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification – Background and Timing”;

“ExxonMobil” means Exxon Mobil Corporation, a corporation existing under the laws of the State of New Jersey;

“ExxonMobil Information” has the meaning set forth in this Information Circular under the heading “Board Approval”;

“ExxonMobil Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, licences, results of operations or financial condition of ExxonMobil and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by the Arrangement Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development affecting the industries in which ExxonMobil and its Subsidiaries operate;

(b)	any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(c)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in GAAP;

(f)	entering into the Arrangement Agreement or the announcement thereof and the communication by InterOil of its plans or intentions with respect to InterOil, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of InterOil or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to the Arrangement Agreement;

(g)	actions or inactions (i) required by the Arrangement Agreement (other than with respect to InterOil’s general obligations to conduct its, and its Subsidiaries business), (ii) taken by InterOil or any of its Subsidiaries or (iii) that are taken with the prior written consent of InterOil;

(h)	any change in the market price or trading volume of any securities of ExxonMobil (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether an ExxonMobil Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of ExxonMobil Material Adverse Effect);

(i)	the failure, in and of itself, of ExxonMobil to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether an ExxonMobil Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of ExxonMobil Material Adverse Effect); or

(j)	any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving ExxonMobil, any of its Subsidiaries or any of their respective Representatives that has been disclosed in the ExxonMobil Public Documents prior to the date of the Arrangement Agreement;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect ExxonMobil and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which ExxonMobil and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “ExxonMobil Material Adverse Effect” has occurred;

“ExxonMobil Proposal” has the meaning set forth in this Information Circular under the heading “The Arrangement – Background to the Arrangement”;

“ExxonMobil Shares” means the shares of common stock, without par value, of ExxonMobil;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to ExxonMobil and InterOil, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both ExxonMobil and InterOil, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both ExxonMobil and InterOil, each acting reasonably) on appeal;

“GAAP” means generally accepted accounting principles in the United States;

“GCA” means Gaffney Cline and Associates, an independent reserves and resources evaluator;

“GLJ” means GLJ Petroleum Consultants Ltd., an independent reserves and resources evaluator;

“Goodmans” means Goodmans LLP;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder Committee” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Holder Committee”;

“Holder Committee member” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Holder Committee”;

“Hydrocarbon Gas” means Natural Gas other than Condensate and non-hydrocarbon compounds;

“IFRS” means International Financial Reporting Standards;

“Information” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Information Circular” means this Management Information Circular dated January 13, 2017, together with all Schedules hereto and information incorporated by reference herein, distributed by InterOil to Securityholders in connection with the Meeting;

“Interest Payment” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Payment Procedures”;

“Interest Rate” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Payment Procedures – Escrow Agent and Liquidating Escrow Account”;

“Interim Order” means the interim order of the Court contemplated by the Arrangement Agreement granted on January 13, 2017 pursuant to Section 195(4) of the YBCA, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of ExxonMobil and InterOil, each acting reasonably;

“Interim Resource Certification” has the meaning given to it in paragraph (b) of Schedule 6 – Part 6 of the Total Sale Agreement, as further described under the headings “Information Relating to InterOil – Total Sale Agreement” and “Information Relating to InterOil – Total Sale Agreement – Interim Resource Certification”;

“InterOil” means InterOil Corporation, a corporation existing under the laws of the Territory of Yukon;

“InterOil Public Documents” means all publicly available documents and information filed by InterOil since January 1, 2015 with any securities commission, stock exchange or similar regulatory authority;

“IPI holders” means investors holding indirect participating working interests in certain exploration wells required to be drilled pursuant to the 2005 IPI Agreement and the PNGDV Agreement;

“IRS” means the United States Internal Revenue Service;

“ITA” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended from time to time;

“Law” or “Laws” means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity (including, for greater certainty, the Securities Laws), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for use by Shareholders and RSU Holders which, when duly completed and returned to the Depositary, will enable a Shareholder and/or RSU Holder to receive the Consideration;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Liquidating Escrow Account” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Escrow Agent and Liquidating Escrow Account”;

“LNG” means liquefied natural gas;

“Loan” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Escrow Agent and Liquidating Escrow Account”;

“Loan Payment Date” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Escrow Agent and Liquidating Escrow Account”;

“Loan Penalties” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Escrow Agent and Liquidating Escrow Account”;

“Loan Proceeds” means the amount in United States dollars, calculated as follows: (i) a number equal to (A) the Aggregate CRP Payment divided by (B) the Maximum CRP Payment, multiplied by (ii) an amount equal to the sum of (A) the Accrued Interest plus (B) the Loan Penalties;

“Loan Proceeds Payment” means the amount in US dollars, calculated as follows: (i) Loan Proceeds divided by (ii) Applicable Shares;

“Locked Up Securities” means the Common Shares, Options and RSUs which are beneficially owned, directly or indirectly by a Locked Up Shareholder and subject to a Voting Agreement;

“Locked Up Shareholders” means the directors and officers of InterOil who have entered into a Voting Agreement with ExxonMobil;

“MacKenzie” means MacKenzie Partners, Inc.;

“Maximum CRP Payment” means $1,733,509,252.80;

“Meeting” means the special meeting of Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“MMScf/d” means million standard cubic feet per day;

“Morgan Stanley” means Morgan Stanley & Co. LLC;

“Morgan Stanley Fairness Opinion” the opinion of Morgan Stanley dated July 21, 2016 to the effect that, as of such date and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Morgan Stanley as set forth in the Morgan Stanley Fairness Opinion, the consideration to be received by Shareholders pursuant to the Original Arrangement Agreement was fair, from a financial point of view, to the Shareholders, the full text of which is attached to this Information Circular as Schedule F.

“natural gas” means a naturally occurring mixture of hydrocarbon gases and other gases;

“Natural Gas Liquids” means those hydrocarbon components that can be recovered from natural gas as a liquid including, but not limited to, ethane, propane, butanes, pentanes plus and condensates;

“NAV of Cash Flows” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“NAV of Total Payments” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“NI 45-102” means National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

“Non-Achievement Certificate” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Payment Procedures”;

“Notice” has the meaning set forth in this Information Circular under the heading “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification – Background and Timing”;

“Notice Date” has the meaning set forth in this Information Circular under the heading “Information Relating to InterOil – Total Sale Agreement - Interim Resource Certification – Background and Timing”;

“NPV” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“NSAI” means Netherland, Sewell & Associates, Inc., an independent reserves and resources evaluator;

“NYSE” means the New York Stock Exchange;

“Oil and Gas Act” means the Oil and Gas Act 1998 (PNG);

“Oil Search” means Oil Search Limited, a Papua New Guinea corporation;

“Oil Search Agreement” means the amended and restated arrangement agreement between InterOil and Oil Search dated effective May 20, 2016 and terminated on July 21, 2016;

“Oil Search Transaction” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Options” means the outstanding options to purchase Common Shares;

“Option Holder” means a holder of Options;

“Original Arrangement” means the arrangement contemplated by the Original Arrangement Agreement, which was to be carried out under the YBCA and the plan of arrangement contemplated by the Original Arrangement Agreement;

“Original Arrangement Agreement” means the arrangement agreement dated July 21, 2016 between InterOil and ExxonMobil (prior to its amendment and restatement on December 15, 2016);

“Outside Date” means March 31, 2017, provided however that if at that time all conditions to closing of the Arrangement shall have been satisfied or waived, other than (a) the conditions set forth in Sections 6.1(c) of the Arrangement Agreement as it relates to any action by a Governmental Entity with respect to the Final Order, 6.1(d) and 6.1(b) of the Arrangement Agreement (as it relates to the Final Order), and (b) those conditions that by their terms are to be satisfied at the Effective Time, then either Party may postpone the Outside Date until May 31, 2017 by giving written notice to the other Party to such effect no later than 5:00 p.m. (New York time) on March 29, 2017, or such later date as may be agreed to in writing by the Parties;

“Parties” means InterOil and ExxonMobil, and “Party” means any of them;

“Papua LNG Project” means the proposed Elk-Antelope liquefied natural gas joint venture project by the PRL 15 Joint Venture (which has not yet been developed);

“Payment Shortfall” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Dispute Mechanics”;

“Payor” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Payment Procedures”;

“Payout Condition” means (a) the Interim Resource Certification has been completed, and (b) the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement and is greater than 6.2 tcfe;

“Permitted Transfer” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Non-Transferable”;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning set forth in this Information Circular under the heading “Risk Factors – Risks Relating to the Arrangement”;

“Plan of Arrangement” means the plan of arrangement of InterOil, substantially in the form of Schedule D hereto, and any amendments or variations to such plan made in accordance with the Arrangement Agreement or upon the direction of the Court in the Final Order with the consent of InterOil and ExxonMobil, each acting reasonably;

“PNG” means Papua New Guinea;

“PNGDV” means PNG Drilling Ventures Limited;

“PNGDV Agreement” means the amended indirect participation interests agreement dated as of May 1, 2006, as amended, between PNGDV and InterOil;

“POMSoX” means the Port Moresby stock exchange;

“PPL 474” means petroleum production licence number 474 granted under the Oil and Gas Act;

“PPL 475” means petroleum production licence number 475 granted under the Oil and Gas Act;

“PPL 476” means petroleum production licence number 476 granted under the Oil and Gas Act;

“PPL 477” means petroleum production licence number 477 granted under the Oil and Gas Act;

“PRL 15” means petroleum retention licence number 15 granted under the Oil and Gas Act;

“PRL 39” means petroleum retention licence number 39 granted under the Oil and Gas Act;

“PRL 15 2C Resources” means the aggregate of 2C Hydrocarbon Gas and 2C Condensate within the Elk-Antelope Fields as determined under Schedule 4 of the Total Sale Agreement. In summary, the PRL 15 2C Resources is the average 2C certification of the two independent certifiers who are appointed as Experts under the Total Sale Agreement to undertake the Interim Resource Certification with respect to the resources in Elk-Antelope Fields;

“PRL 15 Joint Venture” means the current license holders in respect of PRL 15 and parties to the Elk/Antelope Joint Venture Operating Agreement dated September 26, 2012 (as amended and restated);

“PRMS” means the Petroleum Resources Management System sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council and Society of Petroleum Evaluation Engineers;

“PRMS Guidelines” means the Guidelines for Application of the Petroleum Resources Management System November 2011 sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council, Society of Petroleum Evaluation Engineers and Society of Exploration Geophysicists;

“Projections” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Record Date” means January 10, 2017;

“Regulatory Approvals” means any material approvals, decisions, clearances and confirmations that the Parties agree, acting reasonably, are required in order to complete the Arrangement;

“Representatives” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – Arrangement Agreement – Non-Solicitation”;

“Required Holders” has the meaning set forth in this Information Circular under the heading “Transaction Agreements – CRP Agreement – Dispute Mechanics”;

“Requisite Approval” means the requisite approval for the Arrangement Resolution which shall be:

(a)	two-thirds of the votes cast on the Arrangement Resolution by the Shareholders present in Person or represented by proxy at the Meeting;

(b)	two-thirds of the votes cast on the Arrangement Resolution by the Securityholders present in Person or represented by proxy at the Meeting and voting as a single class; and

(c)	a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in Person or represented by proxy at the Meeting, excluding the votes cast by Shareholders that are required to be excluded pursuant to MI 61-101;

“Response” has the meaning set forth in this Information Circular under the heading “The Arrangement – Shareholder and Court Approvals – Court Approval of the Arrangement”;

“RISC” means RISC Operations Pty Limited, an independent qualified reserves evaluator;

“RSU” means a restricted share unit granted under the 2009 Stock Incentive Plan;

“RSU Holder” means a holder of RSUs;

“SEC” means the Securities and Exchange Commission;

“Securities” means Common Shares, Options and RSUs;

“Securities Act” means the Securities Act (Ontario);

“Securities Laws” means:

(a)	in Canada, the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published instruments and policies thereunder;

(b)	in the United States, the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable state and local securities Laws, rules and regulations and published policies thereunder; and

(c)	the policies and rules of the NYSE;

“Securityholders” means, collectively, Shareholders, Option Holders and RSU Holders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholders” means the holders of Common Shares;

“SPI (208)” means SPI (208) Limited (Company Number 1-31349) of Level 2, Ravalien Hans, Harbour City, Port Moresby, PNG, a subsidiary of InterOil, which, after the Effective Time, will become a subsidiary of ExxonMobil;

“Standard Cubic Foot” means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit and “Standard Cubic Feet” shall have a corresponding meaning;

“Subsidiary” has the meaning given to it in NI 45-106;

“Superior Proposal” means an unsolicited written bona fide Acquisition Proposal to acquire all or substantially all of the shares or assets of InterOil or its Subsidiaries made after the date of the Arrangement Agreement from a Person (other than ExxonMobil):

(a)	in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any funds and any other consideration required to complete such Acquisition Proposal and such funds and other consideration are, or are likely to be, available;

(b)	that the Board determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal;

(c)	that did not arise out of or relate to a breach of Section 5.7 of the Arrangement Agreement;

(d)	that is not subject to any due diligence (except for confirmatory due diligence) or access condition; and

(e)	in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to clause (i) below and their financial advisors with respect to clause (ii) below) that: (i) failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement (including in each case after taking into account any modifications to the Arrangement Agreement proposed by the Parties as contemplated by Section 5.7(e) of the Arrangement Agreement);

“Tax” or “Taxes” means (a) any and all taxes, excises, assessments, imposts, levies and other similar charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other similar basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, transfer, land transfer, licence, gift, environment, net worth, sales, goods and services, harmonized sales, use, value-added, stamp, withholding, business, franchising, real or personal property, health, payroll, workers’ compensation, employment or unemployment, social security; and (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a);

“tcf” means trillion cubic feet;

“tcfe” means trillion cubic feet equivalent;

“Total MoU” means the memorandum of understanding between Oil Search and Total S.A. announced to the Australian Stock Exchanged by Oil Search on May 20, 2016;

“Total S.A.” means, as the context requires, Total S.A., and/or any of its related bodies corporate, including Total Holdings International B.V.

“Total Sale Agreement” means the share purchase agreement dated March 26, 2014 between Total Holdings International B.V. and SPI (208), a copy of which is available under InterOil’s SEDAR profile at www.sedar.com;

“Transaction Committee” has the meaning set forth in this Information Circular under the heading “The Arrangement – Background to the Arrangement”;

“UBS” means UBS Group AG;

“Unadjusted EV / 2C Resource (mcfe)” has the meaning set forth in this Information Circular under the heading “The Arrangement – BMO Fairness Opinion”;

“Updated GLJ Certification” means the report of GLJ effective November 30, 2016 setting forth certain information regarding Contingent Resources (as defined in the Canadian Oil and Gas Evaluation Handbook) of InterOil’s interests in the Elk-Antelope Fields.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“Voting Agreements” means the agreements entered into between ExxonMobil and certain directors and officers of InterOil, pursuant to which such directors and/or officers agreed with ExxonMobil, among other things, to vote in favour of the Arrangement Resolution;

“VWAP” means volume weighted average price;

“Whole Company Transaction” has the meaning set forth in this Information Circular under the heading “The Arrangement – Background to the Arrangement”;

“Withholding Obligation” means such amounts as InterOil, ExxonMobil or the Depositary are required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, as amended, or any provision of any other Law;

“WLRK” means Wachtell, Lipton, Rosen & Katz;

“YBCA” means the Business Corporations Act (Yukon); and

“Yukon Courts” means the Court of Appeal of Yukon and the Supreme Court of Yukon.

SCHEDULE C

ARRANGEMENT RESOLUTION

1.	The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”) involving InterOil Corporation (the “Company”), its securityholders, and Exxon Mobil Corporation (“Parent”), all as more particularly described and set forth in the plan of arrangement (as may be amended, supplemented or varied, the “Plan of Arrangement”) attached to the Management Information Circular of the Company dated January 13, 2017 (as may be supplemented, the “Circular”), is hereby authorized and approved.

2.	The Amended and Restated Arrangement Agreement dated effective July 21, 2016 among Parent and the Company (as may be amended, supplemented or varied from time to time, the “Arrangement Agreement”), which includes the Plan of Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement, the Arrangement Agreement and the Plan of Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and the Plan of Arrangement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

3.	The Company is hereby authorized to apply for a final order from the Supreme Court of Yukon (the “Court”) to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

4.	Notwithstanding that this resolution has been passed (and the Arrangement authorized, approved and agreed) by the securityholders of the Company or that the Arrangement has been approved by the Court in accordance with the YBCA, the directors of the Company are hereby authorized and empowered without further approval of the securityholders of the Company (i) to amend, modify, supplement or vary the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (ii) subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any one director or officer of the Company is hereby, authorized, empowered and directed, for and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things as in such person’s determination may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement (including the execution and delivery of articles of arrangement), such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of such acts or things.

C-1

SCHEDULE D

PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE

YUKON BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following words and terms have the meanings set out below:

“10-day VWAP” for a Parent Share means the volume weighted average traded price per Parent Share (calculated to the nearest one-hundredth of one cent) on the NYSE for the period of ten consecutive trading days as reported by Bloomberg Financial Markets, or any successor thereto, through its “Volume Weighted Average Price” function;

“AcquisitionCo” means ExxonMobil Canada Holdings ULC, an indirect wholly-owned Subsidiary of Parent and an entity organized under the laws of British Columbia, Canada;

“Arrangement Agreement” means the amended and restated arrangement agreement dated effective July 21, 2016 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B to the Arrangement Agreement;

“Arrangement” means an arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Parent and the Company, each acting reasonably);

“Business Day” means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto or Singapore are authorized by Law or executive order to be closed;

“Calculation Date” means the date that is the second trading date immediately before the Effective Date;

“Company” means InterOil Corporation, a corporation existing under the laws of the Territory of Yukon;

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Stock Incentive Plan” means, collectively, (i) the 2009 Stock Incentive Plan dated as of June 19, 2009 (as modified from time to time), and (ii) the 2016 Stock Incentive Plan dated as of June 14, 2016 and adopted at the Company’s 2016 shareholder meeting;

“Company Option” means an option to purchase Company Shares granted under the Company Stock Incentive Plan;

“Company RSU” means a restricted share unit granted under the Company Stock Incentive Plan;

“Company RSU Holder” means a holder of Company RSUs;

“Company Securityholders” means, collectively, the holders of Company Shares, Company RSUs and Company Options;

“Company Shareholders” means the holders of Company Shares;

“Company Shares” means the common shares in the authorized share capital of Company;

“Consideration” means, for each Company Share, (i) the Share Consideration, and (ii) one CRP;

“Court” means the Supreme Court of Yukon;

“CRP” means a contingent resource payment in accordance with the terms and conditions of the CRP Agreement;

“CRP Agreement” means the CRP agreement to be dated the date of the Effective Date between Parent, Purchaser and the Escrow Agent (as defined thereunder);

“Depositary” means such Person as Parent and the Company may jointly appoint, each acting reasonably, to act as depositary in relation to the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a) hereof;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Company Meeting who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Yukon time) on the Effective Date or such other time as agreed to by Parent and Company in writing;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Parent and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 195(4) of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Parent and the Company, each acting reasonably;

“Law” or “Laws” means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Company Shareholders and Company RSU Holders;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Parent Shares” means the ordinary shares of Parent;

“Parent” means Exxon Mobil Corporation, a New Jersey corporation;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with section 7.4 of the Arrangement Agreement and this plan of arrangement;

“Purchaser” means Parent or AcquisitionCo;

“Share Consideration” means, for each Company Share, the number of Parent Shares having a value equal to US$45.00, calculated based on the 10-day VWAP ending on (and including) the Calculation Date;

“Tax Act” means the Income Tax Act (Canada);

“Withholding Obligation” has the meaning ascribed thereto in Section 5.1(e) hereof; and

“YBCA” means the Business Corporation Act (Yukon).

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.7	Other Definitional and Interpretive Provisions

(a)	References in this Plan of Arrangement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the respective meanings as defined in this Plan of Arrangement.

(c)	Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(d)	The words “hereof”, “herein”, “hereto”, “hereunder”, and “hereby” and words of like import used in this Plan of Arrangement shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement.

(e)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(f)	References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Plan of Arrangement, and as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute or other Law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy.

ARTICLE 2

EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or person until the Effective Time.

2.2	Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding at and after the Effective Time upon Parent, Purchaser, Company, the Company Securityholders, including Dissenting Shareholders, the Depositary and the registrar and transfer agent of Company.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)	each Dissent Share shall be transferred by such Dissenting Shareholder to Purchaser (free and clear of any Liens) in accordance with, and for the consideration contemplated in, Article 4;

(b)	all Company Options, to the extent not exercised prior to the Effective Time, shall be deemed terminated without any payment in respect thereof;

(c)	the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Company RSUs (including, for greater certainty, the Company RSUs issuable as of the Effective Time), and the Company shall allot and issue to each Company RSU Holder such number of Company Shares as are due to such holder under the terms of such RSUs, and thereafter (i) the Company Stock Incentive Plan will terminate and none of the former holders of Company RSUs or Company Options shall have any rights, liabilities or obligations in respect of the Company Stock Incentive Plan, and (ii) the Company RSU Holders will be treated in all respects as Company Shareholders with respect to the Company Shares issued pursuant to this Section 3.1(c);

(d)	each Company Share (other than any Dissent Share but including, for greater certainty, the Company Shares issued pursuant to Section 3.1(c)) shall be transferred to Purchaser (free and clear of any Liens) in exchange for the Consideration, and the payment and delivery of the CRP portion of the Consideration to the holders of the Company Shares (other than the Dissenting Shareholders) shall be satisfied by the delivery thereof by Purchaser to the Escrow Agent in accordance with the terms of the CRP Agreement;

(e)	with respect to each Company Share transferred in accordance with Section 3.1(a) or Section 3.1(d):

(i)	the registered holder thereof shall cease to be the registered holder of such Company Share and shall cease to have any rights in respect of such Company Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of transfer prescribed in Section 3.1(a) or Section 3.1(d), as applicable;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Company Share; and

(iii)	Purchaser will be the holder of all of the outstanding Company Shares as of the time of transfer prescribed in Section 3.1(a) or Section 3.1(d), as applicable, and the central securities register of Company shall be revised accordingly and Purchaser shall be entitled to all of the rights and privileges attached to the Company Shares; and

(f)	the transfers, exchanges, issuances and terminations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	No Fractional Shares

In no event shall any Company Shareholder be entitled to a fractional Parent Share. In lieu of any fractional Parent Shares, a Company Shareholder otherwise entitled to a fractional interest in a Parent Share shall receive a cash amount (without interest) calculated by multiplying the 10-day VWAP ending on (and including) the Calculation Date by the fraction of a Parent Share that the Company Shareholder would have otherwise been entitled (after taking into account all Company Shares surrendered by such holder, including Company Shares in respect of Company RSUs). For greater certainty, no other consideration will be paid or issued to a Company Shareholder in lieu of the issuance of any such fractional Parent Share.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)	Each registered Company Shareholder as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) with respect to Company Shares held by such Company Shareholder pursuant to Section 193 of the YBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding subsection 193(5) of the YBCA, the written objection to the Arrangement Resolution referred to in subsection 193(5) of the YBCA must be sent by the registered Company Shareholder to the Company by not later than 4:00 p.m. (Eastern time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have transferred such Dissent Shares (without any further authorization, act or formality and free and clear of any Liens) to Purchaser in accordance with Section 3.1(a) as of the time prescribed in Section 3.1(a) at the fair value of the Dissent Shares, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the Effective Time; or

(ii)	are ultimately not entitled, for any reason, to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be entitled to receive, and shall receive, only the consideration set forth in Section 3.1(d).

(b)	In no event shall Parent, Purchaser, Company, the Depositary or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 5

EXCHANGE OF CERTIFICATES

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, Parent shall deliver or arrange to be delivered to the Depositary the Share Consideration (together with cash in lieu of fractional Parent Shares), including certificates or Direct Registration System Advices representing the Parent Shares required to be issued to the Company Shareholders in accordance with Section 3.1(d) hereof, which Parent Share evidence shall be held by the Depositary as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of Article 5 hereof. Following receipt of the Final Order and prior to the Effective Time, Purchaser shall deliver or arrange to be delivered to the Escrow Agent the aggregate CRP required to be paid to the Company Shareholders in accordance with Section 3.1(d), which CRP shall be held by the Escrow Agent as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of the CRP Agreement.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor the Consideration, and the Depositary shall deliver to such Company Shareholder the Share Consideration, which such Company Shareholder has the right to receive under the Arrangement for such Company Shares and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, a Company RSU Holder, in his, her or its capacity as such, shall not be obligated to deposit certificates representing the underlying Company Shares (including those received pursuant to Section 3.1(c)) in order to receive the Consideration which such Company RSU Holder has the right to receive under the Arrangement for such Company Shares if certificates representing such Company Shares have not been issued (and the Letter of Transmittal shall provide for same).

(c)	Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in Parent, Purchaser or Company. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Purchaser.

(d)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Share Consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Share Consideration is to be delivered shall as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to Parent and the Depositary (acting reasonably) in such sum as Parent may direct, or otherwise indemnify Parent and Company in a manner satisfactory to Parent and Company, acting reasonably, against any claim that may be made against Parent, Purchaser and Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(e)	Parent, Purchaser, Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as Parent, Purchaser, Company or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. Parent, Purchaser, Company or the Depositary shall also have the right to withhold such number of Parent Shares otherwise issuable to such Person pursuant to this Plan of Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation in respect of such Person; provided that no sales of any such Parent Shares shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Law. For the avoidance of doubt, withholding in respect of the transfer of the CRP into escrow and any payments made pursuant to the CRP Agreement shall be governed exclusively by the CRP Agreement.

(f)	Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

(g)	No dividend or other distribution declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of this Section 5.1. Subject to applicable Law and to this Section 5.1, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Parent Shares.

ARTICLE 6

AMENDMENTS

6.1	Amendments

(a)	Parent and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time (including, for greater certainty, as contemplated in Section 2.2 and Section 5.18 of the Arrangement Agreement), provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Company and Parent, may be proposed by Company and Parent at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is consented to by each of Company and Parent and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Parent without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Parent is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

(f)	Notwithstanding the foregoing provisions of this Article 6, if the conditions set forth in Section 5.13(b) of the Arrangement Agreement are satisfied, Parent and Company will amend this Plan of Arrangement to provide for an amendment to the definition of “CRP” in this Plan of Arrangement to mean an amount equal to the amount that would have been payable as the Distributable CRP Payment (as such term is defined in the CRP Agreement), had the CRP Agreement been in effect at all relevant times in connection with the calculation of such payment, and the payment of the CRP through the Depositary in a manner consistent with the payment of the Parent Shares to the Company Shareholders. For greater certainty, the CRP Agreement shall not be entered into by the parties and shall not be applicable in respect of the payment of the CRP, and any withholding taxes on the payment of the CRP, as amended, will be governed by Section 5.1(e) (excluding the final sentence therein) as applicable to cash or stock payments, as the case may be.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE E

BMO FAIRNESS OPINION

Investment & Corporate Banking 4th Floor, 1 First Canadian Place Toronto, Ontario M5X 1H3

December 14, 2016

The Transaction Committee of the Board of Directors and the Board of Directors

InterOil Corporation

Suite 300, 204 Black Street

Whitehorse, Yukon, Canada

Y1A 2M9

To the Transaction Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that InterOil Corporation (the “Company”) and Exxon Mobil Corporation (the “Acquiror”) entered into an arrangement agreement (the “Arrangement Agreement”) effective July 21, 2016 which provides for, among other things, the acquisition by the Acquiror of all of the outstanding common shares of the Company (“Shares”) pursuant to an arrangement (the “Arrangement”) under the Business Corporations Act (Yukon) and pursuant to which each holder of Shares (a “Shareholder”) will be entitled to receive, in exchange for each Share held, (i) shares of common stock, without par value, of the Acquiror (“Acquiror Shares”), with a value of US$45.00, such value based on the volume weighted average price of the Acquiror Shares on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the effective date of the Arrangement, and (ii) a contingent resource payment (a “CRP”) entitling the holder to a potential cash payment subject to certain conditions, which payment is linked to a certification (the “Certification”) of the volume of “PRL 15 2C Resource” (a metric relating to certain estimated resources associated with the Company’s Elk and Antelope Fields, as defined in Schedule 4 of the Total Sale Agreement (as defined herein)) (together, the “Consideration”). BMO Capital Markets also understands that the Company is considering entering into an amended and restated version of the Arrangement Agreement (the Arrangement Agreement, as amended, the “Amended Arrangement Agreement”), amending and restating the terms of the Arrangement Agreement, including the Consideration. The terms and conditions of the Arrangement were summarized in the Company’s management information circular (the “Circular”) dated August 16, 2016 and mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of the Shareholders held on September 21, 2016 to consider and approve the Arrangement. We understand that the Arrangement was approved by Shareholders at such meeting by the required majorities. We further understand that a second special meeting of the Shareholders may be called for Shareholders to consider and, if deemed advisable, confirm their approval of the Arrangement. The Company will prepare and provide to Shareholders a management information circular (the “New Circular”) in connection with such second meeting.

We have been retained to act as financial advisor to the Transaction Committee (the “Transaction Committee”) of the Board of Directors of the Company (the “Board of Directors”), in which capacity we have been asked to prepare and deliver to the Transaction Committee and the Board of Directors our written opinion (the “Opinion”) as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

This opinion letter has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this opinion letter.

Engagement of BMO Capital Markets

The Transaction Committee initially contacted BMO Capital Markets regarding a potential advisory assignment on November 6, 2016. BMO Capital Markets was formally engaged by the Transaction Committee pursuant to an agreement dated November 18, 2016 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets will receive a fixed fee of US$4.0 million from the Company for rendering the Opinion. There are no fees payable to BMO Capital Markets under the Engagement Agreement that are contingent upon the conclusion reached by BMO Capital Markets in the Opinion, or upon the successful completion of the Arrangement or any other transaction. BMO Capital Markets will be reimbursed by the Company for all its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement, including the reasonable fees and disbursements of its legal counsel. BMO Capital Markets (and certain other parties) will be indemnified by the Company against certain liabilities.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions and in transactions similar to the Arrangement.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

As used herein, “associated entity”, “affiliated entity”, “issuer insider” and “interested party” have the meanings ascribed to them in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Neither BMO Capital Markets, nor any of its affiliated entities:

•	is an associated or affiliated entity or issuer insider of the Acquiror, the Company or an interested party;

•	acts as an advisor to the Acquiror, the Company or an interested party in respect of the Arrangement (other than by virtue of performing its services under the Engagement Agreement);

•	has compensation that depends in whole or in part on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the Opinion or the outcome of the Arrangement;

•	is a manager or co-manager of a soliciting dealer group for the Arrangement (or a member of such a group for the Arrangement performing services beyond the customary soliciting dealer’s function or receiving more than the per security or per security holder fees payable to the other members of the group);

•	is the external auditor of the Acquiror, the Company or an interested party;

•	has a material financial interest in the completion of the Arrangement;

•	has a material financial interest in future business under an agreement, commitment or understanding involving the Acquiror, the Company, an interested party or an associated or affiliated entity of the Acquiror, the Company or an interested party;

•	has, during the 24 months before BMO Capital Markets was initially contacted by the Transaction Committee regarding a potential advisory assignment in connection with the Arrangement:

•	had a material involvement in an evaluation, appraisal or review of the financial condition of the Acquiror, the Company or an interested party or an associated or affiliated entity of any of them;

2

•	acted as a lead or co-lead underwriter of a distribution of securities of the Acquiror or the Company;

•	had a material financial interest in a transaction involving the Acquiror or an interested party; or

•	had a material financial interest in a transaction involving the Company;

•	is a lead or co-lead lender or manager of a lending syndicate in respect of the Arrangement; or

•	is a lender of a material amount of indebtedness in a situation where the Acquiror, the Company or any interested party is in financial difficulty, and the Arrangement would reasonably be expected to have the effect of materially enhancing the lender’s position.

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving any party to the Arrangement within the past two years, other than by virtue of performing its services under the Engagement Agreement.

There are no understandings, agreements or commitments between BMO Capital Markets and any party to the Arrangement with respect to future business dealings. BMO Capital Markets or one or more of its affiliates may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the parties to the Arrangement from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the parties to the Arrangement and, from time to time, may have executed or may execute transactions on behalf of one or more of the parties to the Arrangement for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the parties to the Arrangement or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the parties to the Arrangement in the ordinary course of business.

BMO Capital Markets believes that it is “independent” (as such term is used in Part 6 of MI 61-101) of all interested parties in the Arrangement and that it has disclosed to the Transaction Committee all material facts known to it that could reasonably be considered to be relevant to its independence status under Part 6 of MI 61-101.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	the Arrangement Agreement and the schedules attached thereto (including a form of CRP Agreement (as defined below) and plan of arrangement, the “Plan of Arrangement”) as well as drafts of the Amended Arrangement Agreement, revised CRP Agreement and amended Plan of Arrangement;

2.	a draft of the New Circular provided to BMO Capital Markets on December 3, 2016;

3.	the Circular;

4.	the Company’s management information circular dated June 24, 2016 in connection with the proposed arrangement involving the Company and Oil Search Limited (the “Oil Search Transaction”);

3

5.	the share purchase agreement (the “Total Sale Agreement”) dated March 26, 2014 between SPI (208) Limited and Total Holdings International B.V. (together with its affiliates, “Total”);

6.	certain court documents relating to the petition by the Company for the final court order in connection with the Arrangement, including certain affidavits filed in opposition to the granting of such order;

7.	annual information form of the Company dated March 30, 2016 for the fiscal year ended December 31, 2015;

8.	consolidated annual financial statements of the Company for the years ended December 31, 2015, 2014 and 2013, together with the notes thereto and the auditors’ reports thereon;

9.	management’s discussion and analysis of the results of operations and financial condition for the Company for the year ended December 31, 2015;

10.	unaudited interim consolidated financial statements for the Company for the three and nine months ended September 30, 2016;

11.	management’s discussion and analysis of the results of operations and financial condition of the Company for the three and nine months ended September 30, 2016;

12.	management information circular of the Company dated April 25, 2016 distributed in connection with the annual and special meeting of shareholders held on June 14, 2016;

13.	material change report of the Company dated August 1, 2016 in relation to the entering into of the Arrangement Agreement;

14.	certain other publicly-available information relating to the business, operations and financial condition of the Company and other selected public companies we considered relevant;

15.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

16.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

17.	various board presentations prepared by management of the Company and the Company’s advisors;

18.	documents provided by the Company relating to the Company’s petroleum retention licenses and associated expenditures and work commitments;

19.	technical briefing presentations dated November 28, 2016 prepared by the Company for BMO Capital Markets relating to the Elk and Antelope Fields and covering certain topics including, geophysics, petrophysics, geology, reservoir engineering, volumes and subsurface;

20.	a resource assessment for the Elk and Antelope Fields prepared by Gaffney, Cline & Associates and effective December 2013;

21.	resource assessments for the Elk, Antelope and Triceratops Gas Fields prepared by GLJ Petroleum Consultants Ltd. and effective December 31, 2015, December 31, 2014, December 31, 2013 and December 31, 2012, and resource assessments for the Elk and Antelope Gas Fields prepared by GLJ Petroleum Consultants Ltd. and effective December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008;

22.	a press release titled “GCA and NSAI certification of Elk-Antelope fields completed” published by Oil Search Limited and dated July 15, 2016;

4

23.	a resource assessment for the Elk and Antelope Gas Fields prepared by GLJ Petroleum Consultants Ltd. effective November 30, 2016 (the “GLJ Assessment”);

24.	discussions with GLJ Petroleum Consultants Ltd., including with respect to the assumptions and estimates involved in the preparation of the GLJ Assessment;

25.	reports prepared by Weatherford Petroleum Consulting titled “ANT-5 and ANT-1 Report Addendum” dated 2016 and “Well Test Report on ANT5 Appraisal Well” dated 2015;

26.	reports prepared by Wood Mackenzie titled “Papua LNG – Upstream” dated August 3, 2016, “Papua LNG – Upstream” dated August 4, 2015 and “LNG Contracts” dated November 14, 2016;

27.	a presentation titled “Development Scheme” dated October 21, 2015 and financial forecasts relating to a one train development case prepared by Total;

28.	a presentation titled “Elk-Antelope Subsurface Update” dated November 25, 2016 prepared by Total;

29.	discussions with management of the Company relating to the Company’s current business, plans, financial condition and prospects, including in-person discussions in Toronto and Singapore with the Company’s commercial and technical teams;

30.	a presentation prepared by a multinational bank outlining indicative project financing terms for the development and commercialization of the Elk and Antelope Fields;

31.	agreements relating to the Company’s US$400 million senior secured capital expenditure facility arranged by Australia and New Zealand Banking Group Limited;

32.	discussions with management of the Company relating to the review of strategic alternatives undertaken by the Company;

33.	various proposals received by the Company from parties contacted during its review of strategic alternatives;

34.	the trading history of the Company and other selected public companies we considered relevant;

35.	public information with respect to selected precedent transactions we considered relevant;

36.	the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company;

37.	various reports published by equity research analysts and industry sources we considered relevant;

38.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

39.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

5

Prior Valuations

The Chief Executive Officer and the Chief Financial Officer of the Company have represented to BMO Capital Markets that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective securities, material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to BMO Capital Markets. The Chief Executive Officer and the Chief Financial Officer of the Company have also represented to BMO Capital Markets that, to the best of their knowledge, information and belief after due inquiry, (a) there are no independent resource evaluations or certifications (whether complete or incomplete) relating to the Company or any of its subsidiaries or any of their respective material assets that have been prepared in the two years preceding the date hereof and that are in the possession of or available to the Company which have not been provided to BMO Capital Markets (other than independent resource evaluations or certifications that have been superseded by a more current independent resource evaluation or certification performed by the same resource evaluator and provided that such current independent resource evaluation or certification has been provided to BMO Capital Markets); and (b) there are no complete non-independent material resource evaluations or certifications relating to the Company or any of its subsidiaries or any of their respective material assets, that have been prepared in the two years preceding the date hereof and that are in the possession of or available to the Company which have not been provided to BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”), subject to the exercise of our professional judgement. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, estimates of the volume of resources (including PRL 15 2C Resource)) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, plans, financial condition and prospects. Furthermore, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Company.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) with the exception of certain forward-looking information (“Forecasts”), the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of the Company (acting in such capacity), or in writing by any officer or employee of the Company (acting in such capacity), including the electronic data room set up in connection with the Engagement Agreement, relating to (a) the Company or its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions), or its or their securities, assets or liabilities, (b) the Arrangement, or (c) any other related transaction (including, without limitation, the Oil Search Transaction or proposal for the purpose of preparing the Opinion, was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof (except to the extent superseded by more current information provided to BMO Capital Markets by the Company), true, accurate and complete in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)) in respect of the Company or its subsidiaries, the Arrangement or any other related transaction or proposal; (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed to BMO Capital Markets or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (iii) with respect to any Forecasts provided to BMO Capital Markets orally by, or in the presence of, an officer or

6

employee of the Company (acting in such capacity) or in writing by any officer or employee of the Company (acting in such capacity), including the electronic data room set up in connection with the Engagement Agreement, such Forecasts (a) were reasonably prepared on bases which, in the reasonable belief of the management of the Company reflect (or reflected at the time of preparation) and continue to reflect (except where updated), the best currently available assumptions, estimates and judgements of management of the Company having regard to the Company’s business, plans, financial condition and prospects, (b) were prepared using the assumptions identified therein, which, in the reasonable belief of the management of the Company are (or were at the time of preparation) and continue to be (except where updated) reasonable in the circumstances, and (c) are not, in the reasonable belief of management of the Company, misleading in any material respect in light of the assumptions used therefor.

In preparing the Opinion, we have assumed that the executed CRP Agreement (if any), and the executed Amended Arrangement Agreement and the effective form of the Plan of Arrangement will not differ in any material respect from the forms that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Amended Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses. We have also assumed that the Certification will be conducted in accordance with the Total Sale Agreement. In addition, we have assumed that there will be approximately 51.1 million Shares outstanding on the effective date of the Arrangement, that the representations and warranties in the Amended Arrangement Agreement are true and correct as of the date hereof; and that any shareholder, court, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Transaction Committee and the Board of Directors for their exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how the Transaction Committee, Board of Directors or any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the New Circular and the submission by the Company of the Opinion to any relevant court in connection with the approval of the Arrangement, the Opinion is not to be disclosed, summarized or quoted from without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation (within the meaning of MI 61-101 or otherwise) or appraisal of the securities or assets of the Company, the Acquiror, or any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquiror may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its tax and legal advisors with respect to such matters. We are not resource evaluators or resource auditors. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, the Company or any other alternative transaction.

7

The preparation of the Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. This opinion letter should be read in its entirety.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Description of Company

The Company was founded in 1997 and was continued under the Business Corporations Act (Yukon) on August 24, 2007. The Company is an independent oil and gas company with a focus in Papua New Guinea. The Company holds two retention and four exploration licenses covering about 16,000 sq. km. Its principal asset is a 36.54% interest in the Elk and Antelope Fields held pursuant to Production Retention License 15 (“PRL 15”) in the Gulf Province of Papua New Guinea. Total holds a 40.13% interest in PRL 15 and is the operator. Oil Search Limited holds a 22.83% interest in PRL 15. The Papua New Guinea Government and certain landowners indirectly hold a back-in right for an effective 22.5% interest in PRL 15 (which would dilute the other joint venture partners). The joint venture partners intend to commercialize the Elk and Antelope Fields via a proposed LNG facility (the “Papua LNG Facility”) to be located 25 kilometres north of Port Moresby.

The Company has a market capitalization of approximately US$2.5 billion and an enterprise value of approximately US$2.3 billion as of the date hereof. The Shares are listed on the NYSE (under the stock symbol “IOC”) and the Port Moresby Stock Exchange. The documents filed by the Company with the securities commissions or similar authorities in Canada are available on the System for Electronic Document Analysis and Retrieval.

The Company’s main offices are located in Singapore and Port Moresby, Papua New Guinea.

Description of Acquiror

The Acquiror was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of the Acquiror operate or market products in the United States and most other countries of the world. The principal business of the Acquiror is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. The Acquiror is a major manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a wide variety of specialty products.

The Acquiror has a market capitalization of approximately US$384 billion and an enterprise value of approximately US$431 billion as of the date hereof. The principal market where the Acquiror Shares are traded is the NYSE (under the stock symbol “XOM”) although the Acquiror Shares are traded on other exchanges in and outside the United States. The documents filed by the Acquiror with the Securities Exchange Commission (“SEC”) in the United States are available through the SEC website at www.sec.gov.

The principal executive offices of the Acquiror are located at 5959 Las Colinas Boulevard, Irving, Texas 75039-2298.

Description of CRP

Each CRP will entitle the holder (a “CRP Holder”) to a potential cash payment that is linked to the Certification. The Certification will be conducted in accordance with the Total Sale Agreement and shall be final, binding and conclusive upon CRP Holders. The aggregate cash amount payable in respect of all CRPs as determined by the

8

Certification will be calculated based on the volume of PRL 15 2C Resource in excess of 6.2 Tcfe* up to a maximum of 11.0 Tcfe. The maximum aggregate cash amount payable in respect of all CRPs (i.e., if the volume of PRL 15 2C Resource equals or exceeds 11.0 Tcfe) is US$1,733,509,252.80 (the “Maximum CRP Payment”), which equates to approximately US$33.93 per Share. If the volume of the PRL 15 2C Resource does not exceed 6.2 Tcfe, no amount will be payable in respect of the CRPs. In effect, the cash amount payable in respect of each CRP equates to approximately US$7.07 per CRP for each incremental Tcfe of PRL 15 2C Resource in excess of 6.2 Tcfe, up to a maximum of 11.0 Tcfe.

BMO Capital Markets understands that if the Certification is not completed prior to the effective date of the Arrangement, the Acquiror will enter into a contingent resource payment agreement (the “CRP Agreement”) pursuant to which the Maximum CRP Payment will be deposited with, and held, by an escrow agent. Pursuant to the CRP Agreement, escrow verification receipts (each, an “EVR”) will be issued evidencing the CRPs deposited into escrow and the holder’s entitlement to any cash amount payable in respect of such holder’s CRPs in accordance with the terms and conditions of the CRP Agreement. A CRP holder may not transfer an EVR, other than pursuant to certain limited permitted transfers. Immediately following the deposit of the Maximum CRP Payment, the escrow agent shall transfer an amount in cash equal to the Maximum CRP Payment in the form of a loan (the “Loan”) to the Acquiror, or a wholly-owned non-Canadian direct or indirect subsidiary thereof, such Loan to be held by the escrow agent for the benefit of the CRP Holders and to be repaid following the Certification. Repayment of the Loan will be guaranteed by the Acquiror. Following the Certification and repayment of the Loan, the escrow agent will (i) make the required cash payment (if any) to the CRP holders, and (ii) if applicable, return any remaining funds to the Acquiror.

BMO Capital Markets further understands that if the Certification is completed prior to the effective date of the Arrangement, the cash amount payable (if any) in respect of each CRP will be paid on the effective date of the Arrangement and the Acquiror will not enter into the CRP Agreement.

Summary of Financial Analysis

Financial Projections

In considering the fairness, from a financial point of view, of the Consideration to Shareholders, BMO Capital Markets reviewed certain projections of the Company’s future financial and operating performance provided by management of the Company. These projections (the “Projections”) include, among other things, assumptions, estimates and projections regarding the volume of PRL 15 2C Resource, future commodity prices, production levels, operating costs, capital costs, depreciation, taxes, royalties, project financing and abandonment costs which reflect (or reflected at the time of preparation) and continue to reflect the best currently available assumptions, estimates and judgements of management of the Company and were prepared using the assumptions identified therein, which, in the reasonable belief of management of the Company are (or were at the time of preparation) and continue to be reasonable in the circumstances. The Projections were provided in respect of two different Certification scenarios (and the related potential payments under the Total Sale Agreement). The first scenario (the “7.1 Tcfe Case”) assumes that PRL 15 2C Resource will be determined to be 7.1 Tcfe pursuant to the Certification. The second scenario (the “8.5 Tcfe Case”) assumes that PRL 15 2C Resource will be determined to be 8.5 Tcfe pursuant to the Certification.

*	Trillion cubic feet equivalent

9

BMO Capital Markets reviewed the estimates of independent resource evaluators for the volume of PRL 15 2C Resource available to BMO Capital Markets which incorporated the most recently drilled and tested PRL 15 well, Antelope 6. BMO Capital Markets did not rely upon the estimates of independent resource evaluators for the volume of PRL 15 2C Resource which did not incorporate information derived from such drilling and testing of Antelope 6. The independent resource evaluator estimates for the volume of PRL 15 2C Resource which BMO Capital Markets reviewed are summarized in the table below.

	1C (P90(3))	2C (P50(3))	3C (P10(3))
2016 GLJ Petroleum Consultants Ltd. (Tcfe) (1)	6.8	7.8	9.0
2016 Gaffney, Cline & Associates (Tcfe) (2)	5.6	6.9	7.7
2016 Netherland, Sewell & Associates, Inc. (Tcfe) (2)	4.9	6.1	8.2

Note: Figures are not directly comparable to those published by independent resource evaluators because they are calculated pursuant to Part 2 (Calculation of PRL 15 2C Resource and PRL 15 2P Resource) of Schedule 4 of the Total Sale Agreement. PRL 15 2C Resource is calculated as 2C Hydrocarbon Gas (as defined in the Total Sale Agreement) plus 2C Condensate (as defined in the Total Sale Agreement) converted at the Conversion Rate (as defined in the Total Sale Agreement). 2C Hydrocarbon Gas was estimated by applying a shrinkage factor to the raw gas estimates published by each independent resource evaluator.

1.	Assumes 7.5% raw gas shrinkage as per GLJ Petroleum Consultants Ltd.
2.	Assumes raw gas shrinkage of 6.8% and condensate to raw gas ratio of 13.7 (bbl/mcf) as per the resource assessment for the Elk and Antelope Fields prepared by Gaffney, Cline & Associates effective December 2013 for Gaffney, Cline & Associates and Netherland, Sewell & Associates, Inc.
3.	In accordance with the Petroleum Resource Management System (PRMS) and The Canadian Oil and Gas Evaluation Handbook (COGE Handbook) contingent resources are defined in 3 categories; P90 – at least a 90% probability that the quantities actually recovered will equal or exceed the estimated resources; P50 – at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated resources; P10 – at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated resources.

BMO Capital Markets observed that the volumes of PRL 15 2C Resource assumed in the 7.1 Tcfe Case and 8.5 Tcfe Case were in line with those estimates of independent resource evaluators for the volume of PRL 15 2C Resource reviewed by BMO Capital Markets that incorporated the most recently drilled and tested PRL 15 well, Antelope 6. BMO Capital Markets also observed, based on information provided by GLJ Petroleum Consultants Ltd., that in the professional judgement of GLJ Petroleum Consultants Ltd. based on information available at the effective date of the GLJ Assessment, there was a less than 1% probability that the volume of the PRL 15 contingent resources would equal or exceed 11 Tcfe.

The Projections (including commodity price and cost assumptions and estimates) are forecasted in nominal terms, assuming a 2.0% annual rate of inflation. The Projections are for the years 2017 through 2051 and assume in each case that the back-in right (the “Back-in Right”) of the Government of Papua New Guinea and certain landowners (as described in the Company’s Annual Information Form for the year ended December 31, 2015) is exercised on January 1, 2019. A summary of the Projections is presented below in respect of the two Certification scenarios.

7.1 Tcfe Case

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Commodity Prices
Brent Benchmark ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
Realized Prices(1)
Condensate ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
LNG ($/mcf)	$8.80	$8.97	$9.15	$9.34	$9.52	$9.71	$9.91	$10.11	$10.31	$10.51	$10.72	$10.94	$11.16	$11.38	$11.61	$11.84	$12.08

Production
Condensate (mbcpd)	—	—	—	—	—	—	5	5	5	5	5	4	4	4	4	4	4
Gas (mmcfpd)	—	—	—	—	—	—	248	248	248	249	248	248	248	249	248	249	248

Total Production (mmcfepd)	—	—	—	—	—	—	279	278	277	278	276	275	275	275	273	273	272

Cash Flows
Revenue	—	—	—	—	—	—	$1,101	$1,123	$1,139	$1,162	$1,178	$1,202	$1,219	$1,244	$1,261	$1,287	$1,305
EBITDA	($8)	($9)	($7)	($7)	($7)	($101)	$937	$955	$969	$988	$1,001	$1,021	$1,035	$1,056	$1,070	$1,092	$1,106
Cash Taxes	—	—	—	—	—	—	($91)	($137)	($138)	($141)	($142)	($145)	($146)	($149)	($148)	($151)	($331)
Capex	($291)	($246)	($930)	($1,414)	($1,154)	($395)	—	—	—	—	—	—	—	—	($43)	—	—
Unlevered Free Cash Flow(2,4)	($300)	($254)	($779)	($1,421)	($1,161)	($496)	$846	$818	$830	$847	$859	$877	$890	$907	$879	$941	$776
Levered Free Cash Flow(3,4)	($92)	($81)	($244)	($450)	($387)	($198)	$519	$551	$505	$531	$554	$581	$604	$632	$613	$685	$531

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	$580	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	$517	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	$65	—	—	—	—	—	—	—	—	—	—

10

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051
Commodity Prices
Brent Benchmark ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
Realized Prices(1)
Condensate ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
LNG ($/mcf)	$12.32	$12.56	$12.82	$13.07	$13.33	$13.60	$13.87	$14.15	$14.43	$14.72	$15.02	$15.32	$15.62	$15.94	$16.25	$16.58	$16.91	$17.25

Production
Condensate (mbcpd)	4	4	4	3	3	3	2	2	1	1	1	1	1	—	—	—	—	—
Gas (mmcfpd)	249	248	248	248	248	248	224	143	119	97	78	60	44	—	—	—	—	—

Total Production (mmcfepd)	272	271	270	269	269	267	236	152	127	104	83	65	47	—	—	—	—	—

Cash Flows
Revenue	$1,330	$1,350	$1,376	$1,396	$1,420	$1,438	$1,293	$853	$725	$605	$494	$391	$290	—	—	—	—	—
EBITDA	$1,128	$1,144	$1,166	$1,182	$1,202	$1,217	$1,076	$658	$535	$417	$310	$210	$111	—	—	—	—	—
Cash Taxes	($337)	($342)	($348)	($353)	($359)	($363)	($321)	($197)	($160)	($125)	($93)	($63)	($33)	—	—	—	—	—
Capex	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow(2,4)	$791	$802	$818	$829	$843	$853	$755	$461	$374	$292	$217	$147	($321)	($271)	—	—	—	—
Levered Free Cash Flow(3,4)	$555	$576	$602	$623	$870	$883	$788	$496	$411	$330	$256	$187	($282)	($271)	—	—	—	—

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Note: Values shown in US$ mm unless otherwise specified and on a net equity interest basis.

1.	Condensate ($/bbl) realized price assumes a $0.00/bbl differential to Brent; LNG ($/mcf) realized price assumes a 12.5% slope to Brent and a $0.50/mcf base (constant) price.
2.	Calculated as EBITDA less Cash Taxes less Royalties less Abandonment Costs less Capex.
3.	Calculated as EBITDA less Interest Costs less Cash Taxes less Royalties less Abandonment Costs less Capex plus Debt Drawdown less Debt Repayment.
4.	Includes proceeds from Back-in Right payment. Back-in Right payment reduced by amount owed to Pacific Exploration & Production Corp. if the Company equity interest drops below 30%.
5.	Net of carry cost deduction.

8.5 Tcfe Case

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Commodity Prices
Brent Benchmark ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
Realized Prices(1)
Condensate ($/bbl)	$66.30	$67.63	$68.98	$70.36	$71.77	$73.20	$74.66	$76.16	$77.68	$79.23	$80.82	$82.44	$84.08	$85.77	$87.48	$89.23	$91.02
LNG ($/mcf)	$8.80	$8.97	$9.15	$9.34	$9.52	$9.71	$9.91	$10.11	$10.31	$10.51	$10.72	$10.94	$11.16	$11.38	$11.61	$11.84	$12.08

Production
Condensate (mbcpd)	—	—	—	—	—	—	5	5	5	5	5	4	4	4	4	4	4
Gas (mmcfpd)	—	—	—	—	—	—	248	248	248	249	248	248	248	249	248	249	248

Total Production (mmcfepd)	—	—	—	—	—	—	279	278	277	278	276	275	275	275	273	273	272

Cash Flows
Revenue	—	—	—	—	—	—	$1,101	$1,123	$1,139	$1,162	$1,178	$1,202	$1,219	$1,244	$1,261	$1,287	$1,305
EBITDA	($8)	($9)	($7)	($7)	($7)	($101)	$937	$955	$969	$988	$1,001	$1,021	$1,035	$1,056	$1,070	$1,092	$1,106
Cash Taxes	—	—	—	—	—	—	($91)	($137)	($138)	($141)	($142)	($145)	($146)	($149)	($148)	($151)	($331)
Capex	($291)	($246)	($930)	($1,414)	($1,154)	($395)	—	—	—	—	—	—	—	—	($43)	—	—
Unlevered Free Cash Flow(2,4)	($300)	($254)	($779)	($1,421)	($1,161)	($496)	$846	$818	$830	$847	$859	$877	$890	$907	$879	$941	$776
Levered Free Cash Flow(3,4)	($92)	($81)	($244)	($450)	($387)	($198)	$519	$551	$505	$531	$554	$581	$604	$632	$613	$685	$531

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	$1,150	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	$517	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	$65	—	—	—	—	—	—	—	—	—	—

11

	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051
Commodity Prices
Brent Benchmark ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
Realized Prices(1)
Condensate ($/bbl)	$92.84	$94.69	$96.59	$98.52	$100.49	$102.50	$104.55	$106.64	$108.77	$110.95	$113.17	$115.43	$117.74	$120.09	$122.50	$124.95	$127.44	$129.99
LNG ($/mcf)	$12.32	$12.56	$12.82	$13.07	$13.33	$13.60	$13.87	$14.15	$14.43	$14.72	$15.02	$15.32	$15.62	$15.94	$16.25	$16.58	$16.91	$17.25

Production
Condensate (mbcpd)	4	4	4	3	3	3	3	3	3	3	3	2	1	1	1	1	1	—
Gas (mmcfpd)	249	248	248	248	248	248	248	248	248	248	248	148	119	97	78	60	44	—

Total Production (mmcfepd)	272	271	270	269	269	268	267	267	266	265	265	158	127	104	83	65	47	—

Cash Flows
Revenue	$1,330	$1,350	$1,376	$1,396	$1,420	$1,444	$1,473	$1,494	$1,519	$1,545	$1,580	$957	$785	$654	$535	$424	$314	—
EBITDA	$1,128	$1,144	$1,166	$1,182	$1,202	$1,222	$1,246	$1,263	$1,284	$1,306	$1,336	$744	$579	$452	$335	$227	$121	—
Cash Taxes	($337)	($342)	($348)	($353)	($359)	($365)	($372)	($379)	($385)	($392)	($401)	($223)	($174)	($136)	($101)	($68)	($36)	—
Capex	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unlevered Free Cash Flow(2,4)	$791	$802	$818	$829	$843	$857	$874	$884	$899	$914	$935	$521	$405	$316	$235	$159	($347)	($294)
Levered Free Cash Flow(3,4)	$555	$576	$602	$623	$870	$887	$907	$920	$938	$957	$981	$570	$456	$368	$288	$213	($294)	($294)

Potential Payments under the Total Sale Agreement(5)
Interim Resource Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
FID Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
First Cargo Payment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Note: Values shown in US$ mm unless otherwise specified and on a net equity interest basis.

1.	Condensate ($/bbl) realized price assumes a $0.00/bbl differential to Brent; LNG ($/mcf) realized price assumes a 12.5% slope to Brent and a $0.50/mcf base (constant) price.
2.	Calculated as EBITDA less Cash Taxes less Royalties less Abandonment Costs less Capex.
3.	Calculated as EBITDA less Interest Costs less Cash Taxes less Royalties less Abandonment Costs less Capex plus Debt Drawdown less Debt Repayment.
4.	Includes proceeds from Back-in Right payment. Back-in Right payment reduced by amount owed to Pacific Exploration & Production Corp. if the Company equity interest drops below 30%.
5.	Net of carry cost deduction.

Analysis of Consideration

The portion of the Consideration comprised of Acquiror Shares to be paid to Shareholders pursuant to the Arrangement is fixed at US$45.00 per Share and will be satisfied by issuing, in exchange for each Share held, a number of Acquiror Shares equal to (i) US$45.00, divided by (ii) the volume weighted average price of the Acquiror Shares on the NYSE for the ten (10) consecutive trading days ending on (and including) the second trading date immediately prior to the effective date of the Arrangement.

In evaluating the portion of the Consideration comprised of Acquiror Shares, BMO Capital Markets is of the view that the trading price of the Acquiror Shares represents a reasonable proxy for the value of the Acquiror Shares. The Acquiror Shares are highly liquid. During the twelve (12) month period preceding the date the Arrangement Agreement was entered into, the Acquiror had a public float of approximately 4.1 billion Acquiror Shares, the aggregate trading volume of the Acquiror Shares on the NYSE was approximately 1.2 billion, there were approximately 4 million trades in the Acquiror Shares on the NYSE and the aggregate value of trades in Acquiror Shares on the NYSE was approximately US$96 billion. In addition, the Acquiror had a market value of approximately US$375 billion during the month of June 2016, the calendar month preceding the calendar month in which the Arrangement Agreement was entered into (based on the arithmetic average of the closing prices of the Acquiror Shares on the NYSE for each trading day during the month of June 2016). The Acquiror Shares to be issued as a portion of the Consideration represent approximately 6 days of trading of the Acquiror Shares based on the 30-day average trading volume of the Acquiror Shares on the NYSE as at July 20, 2016. BMO Capital Markets is of the view that there is a liquid market for the Acquiror Shares as such term is used in Part 1 of MI 61-101. Having regard to the foregoing, BMO Capital Markets is of the view that the portion of the Consideration comprised of Acquiror Shares should be considered equivalent to US$45.00 per Share.

In evaluating the portion of the Consideration comprised of Acquiror Shares, BMO Capital Markets has made no downward adjustment to reflect the liquidity of the Acquiror’s Shares, the effect of the Arrangement on the Acquiror’s Shares or the fact that individually the Acquiror Shares do not form part of a controlling interest.

In evaluating the portion of the Consideration comprised of CRPs, BMO Capital Markets calculated the net present value (“NPV”) of a CRP based on the payouts required in respect thereof under each of the 7.1 Tcfe Case and the 8.5 Tcfe Case. BMO Capital Markets applied a discount rate of 12%, based on the mid-point of BMO Capital Markets’ assessment of the Company’s estimated weighted average cost of capital range of 11.5% to 12.5%, to calculate the NPV of a CRP as at December 31, 2016. For purposes of this analysis, we have assumed, based on information provided by management of the Company and our review of the Total Sale Agreement and CRP

12

Agreement, that any payouts required in respect of a CRP will be made to holders thereof on July 15, 2017. BMO Capital Markets notes that there can be no assurance as to when, or if, any payout will be made in respect of a CRP.

In evaluating the portion of the Consideration comprised of the CRP, BMO Capital Markets has made no downward adjustment to reflect the illiquidity of a CRP.

These analyses indicated the approximate implied per Share Consideration reference ranges described in the table below.

	PRL 15 2C Resource Certification Scenario
	7.1 Tcfe Case		8.5 Tcfe Case
Acquiror Share Consideration	US$	45.00	US$	45.00
Implied CRP Payout	US$	325 mm	US$	838 mm
Fully Diluted Shares Outstanding		51.1		51.1
Implied CRP Payout Per Share	US$	6.37	US$	16.41
NPV of CRP Payout per Share	US$	5.99	US$	15.44
Implied Per Share Consideration Reference Range	US$	50.99	US$	60.44

Discounted Cash Flow Analysis

BMO Capital Markets performed a discounted cash flow analysis for the Company by calculating the estimated present value of (i) the levered, after-tax free cash flows that the Company was forecasted to generate during the calendar year ending December 31, 2017 through the calendar year ending December 31, 2051 based on the Projections in respect of each of the 7.1 Tcfe Case and the 8.5 Tcfe Case, and (ii) the unlevered, after-tax free cash flows that the Company was expected to generate pursuant to the Total Sale Agreement based on the Projections in respect of each such case.

BMO Capital Markets notes that the Projections did not include estimated future cash flows for the Company’s exploration assets (other than PRL 15) given the challenges associated with forecasting cash flows for such early stage assets. However, for the purposes of the discounted cash flow analysis, BMO Capital Markets included the average of equity research analyst net asset value estimates available to BMO Capital Markets (which average was US$272 million) for these assets in calculating an implied per Share discounted cash flow reference range. BMO Capital Markets notes that given (i) the uncertain economics of these exploration assets, (ii) the near term funding required to maintain the Company’s interest in these exploration assets, and (iii) the market feedback provided in respect of these exploration assets from the review of strategic alternatives undertaken by the Company, the average of equity research analyst net asset value estimates available to BMO Capital Markets for these exploration assets may overstate their value. BMO Capital Markets also considered the book value of these assets.

In connection with the discounted cash flow analysis, BMO Capital Markets also reviewed and considered whether any synergies would accrue to the Acquiror, as well as other potential acquirors, through the acquisition of 100% of the Shares. BMO Capital Markets concluded that there would be synergies available to the Acquiror (and certain other potential acquirors) as a result of: (i) elimination of the costs of being a publicly-listed entity; and (ii) savings of certain other corporate expenses, including, among other things, management, legal, rent, finance, and human resources expenses. Based on information provided by management of the Company, BMO Capital Markets estimated that the amount of annual corporate expense synergies that could reasonably be achieved by the Acquiror (and certain other potential acquirors) to be approximately US$32 million and that the one-time costs required to achieve such synergies would be approximately US$5 million (such corporate expense synergies, net of such one-time costs, the “Base Synergies”).

In assessing the amount of the Base Synergies to include in the discounted cash flow analysis, BMO Capital Markets considered the amount a successful acquiror might pay, in an open auction, in respect of the Base Synergies. BMO Capital Markets believes that a successful acquiror of the Company would, in an open auction, potentially pay for all of the Base Synergies and has therefore included 100% of the Base Synergies in the discounted cash flow analysis. As such, BMO Capital Markets has reflected the Base Synergies in the discounted cash flow analysis beginning in 2017.

13

BMO Capital Markets understands from discussions with management of the Company and disclosure in connection with the Oil Search Transaction that the Acquiror may also be able to achieve certain other operating cost and capital cost synergies in relation to the development and commercialization of PRL 15 via the Papua LNG Facility by virtue of its ownership in, and operatorship of, a producing LNG facility located adjacent to the proposed site for the Papua LNG Facility. For the purposes of the discounted cash flow analysis, BMO Capital Markets did not include any such additional synergies (above the Base Synergies), as it is unclear whether other potential acquirors would be able to capture any portion of these synergies and hence, whether a prudent and informed buyer, in an open auction, would pay for such additional synergies.

The present values (as at December 31, 2016) of the levered, after-tax free cash flows that the Company was forecasted to generate (the “DCF of Cash Flows”) were calculated by applying a selected range of discount rates of 15% to 17% based on BMO Capital Markets’ assessment of the Company’s estimated cost of equity. BMO Capital Markets did not include a country risk premium in its assessment of the Company’s estimated cost of equity. According to Aswath Damodaran’s July 2016 publication “Country Default Spreads and Risk Premiums”, the estimated country risk premium for Papua New Guinea is approximately 9%. BMO Capital Markets did not feel that applying a country risk premium of that magnitude was appropriate in this case given that the Company was forecasted to generate cash flows from the export of a commodity priced in a global market and the fact that Papua New Guinea has an established LNG export industry (which industry represents a significant component of its GDP) and fiscal regime. In the absence of another benchmark BMO Capital Markets considered appropriate, BMO Capital Markets used a country risk premium of 0% and would note that this may actually understate the risk associated with the country and therefore represents a conservative approach in our analysis.

The present values (as at December 31, 2016) of the potential payments under the Total Sale Agreement (the “DCF of Total Payments”) were calculated by applying a discount rate of 12%, based on the mid-point of BMO Capital Markets’ assessment of the Company’s estimated weighted average cost of capital range of 11.5% to 12.5%. For purposes of this analysis, we have assumed, based on information provided by management of the Company and our review of the Total Sale Agreement, that the potential payments under the Total Sale Agreement will be made as follows: the Interim Resource Payment (as defined in the Total Sale Agreement) on July 1, 2017, the FID Payment (as defined in the Total Sale Agreement) on June 30, 2019 and the First Cargo Payment (as defined in the Total Sale Agreement) on January 1, 2023. We have also assumed that no Wildcard Payment or Final Resource Payment (each as defined in the Total Sale Agreement) will be made under the Total Sale Agreement, based on the assumption that the volume of PRL 15 2P Resource (as defined in Schedule 4 of the Total Sale Agreement) will be consistent with the volume of PRL 15 2C Resource determined pursuant to the Certification (on the basis that the estimates of the volume of PRL 15 2C Resource provided in the two Certification scenarios represent the best currently available estimates of management of the Company for the volume of PRL 15 2P Resource).

An implied per Share discounted cash flow reference range was calculated by adjusting the sum of the DCF of Cash Flows plus the DCF of Total Payments for: (i) the average of equity research analyst net asset value estimates available to BMO Capital Markets for the Company’s exploration assets (other than PRL 15); (ii) the Company’s estimated balance sheet as at December 31, 2016 as provided by management of the Company; (iii) an estimated US$17 million of value attributable to the Company’s Canadian tax pools; and (iv) the Company’s fully diluted shares outstanding.

The discounted cash flow analysis indicated the approximate implied per Share discounted cash flow reference ranges for the Shares summarized in the table below.

	PRL 15 2C Resource Certification Scenario
	7.1 Tcfe Case		8.5 Tcfe Case
Implied per Share Discounted Cash Flow Reference Range (15% Cost of Equity and 12% Weighted Average Cost of Capital) (1)	US$	32.83	US$	45.20
Implied per Share Discounted Cash Flow Reference Range (17% Cost of Equity and 12% Weighted Average Cost of Capital) (1)	US$	27.66	US$	39.35

1.	Calculated using mid-year discounting for the DCF of Cash Flows.

14

BMO Capital Markets also performed and considered various sensitivity analyses on the discounted cash flow analysis that we considered relevant, including among other things, the impact of various Certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case), development scenarios, commodity price scenarios, cost profiles and discount rates and the implications of the cap on the CRP.

Net Asset Value Analysis

BMO Capital Markets performed a net asset value analysis for the Company by calculating the estimated present value of (i) the unlevered, after-tax free cash flows that the Company was forecasted to generate during the calendar year ending December 31, 2017 through the calendar year ending December 31, 2051 based on the Projections in respect of each of the 7.1 Tcfe Case and the 8.5 Tcfe Case adjusted to reflect the median of equity research analysts estimates for future commodity prices (as per FactSet) rather than the estimates for future commodity prices provided by management of the Company, and (ii) the unlevered, after-tax free cash flows that the Company was expected to generate pursuant to the Total Sale Agreement based on the Projections in respect of each such case.

The present values (as at December 31, 2016) of the unlevered, after-tax free cash flows that Company was forecasted to generate (the “NAV of Cash Flows”) were calculated by applying a discount rate of 10%, which represents the discount rate commonly used by energy sector equity research analysts in calculating net asset values.

The present values (as at December 31, 2016) of the potential payments under the Total Sale Agreement (the “NAV of Total Payments”) were also calculated by applying a discount rate of 10% under this analysis. For purposes of this analysis, we have assumed, based on information provided by management of the Company and our review of the Total Sale Agreement, that the potential payments under the Total Sale Agreement will be made as follows: the Interim Resource Payment (as defined in the Total Sale Agreement) on July 1, 2017, the FID Payment (as defined in the Total Sale Agreement) on June 30, 2019 and the First Cargo Payment (as defined in the Total Sale Agreement) on January 1, 2023. We have also assumed that no Wildcard Payment or Final Resource Payment (each as defined in the Total Sale Agreement) will be made under the Total Sale Agreement, based on the assumption that the volume of PRL 15 2P Resource (as defined in Schedule 4 of the Total Sale Agreement) will be consistent with the volume of PRL 15 2C Resource determined pursuant to the Certification (on the basis that the estimates of the volume of PRL 15 2C Resource provided in the two Certification scenarios represent the best currently available estimates of management of the Company for the volume of PRL 15 2P Resource).

An implied per Share net asset value reference range was calculated by adjusting the sum of the NAV of Cash Flows plus the NAV of Total Payments for: (i) the average of equity research analyst net asset value estimates available to BMO Capital Markets for the Company’s exploration assets (other than PRL 15); (ii) the Company’s estimated balance sheet as at December 31, 2016 as provided by management of the Company; (iii) an estimated US$17 million of value attributable to the Company’s Canadian tax pools; and (iv) the Company’s fully diluted shares outstanding.

The net asset value analysis indicated the approximate implied per Share net asset value reference ranges for the Shares summarized in the table below.

	PRL 15 2C Resource Certification Scenario
	7.1 Tcfe Case		8.5 Tcfe Case
Implied per Share Net Asset Value Reference Range (10% Discount Rate) (1)	US$	25.17	US$	40.93

1.	Calculated using mid-year discounting for the NAV of Cash Flows.

BMO Capital Markets also performed and considered various sensitivity analyses on the net asset value analysis that we considered relevant, including among other things, the impact of various Certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case), development scenarios, commodity price scenarios, cost profiles and discount rates.

15

Precedent Transactions Analysis

BMO Capital Markets reviewed the purchase prices and transaction multiples paid in selected precedent transactions that BMO Capital Markets, based on its experience in the energy industry, considered relevant.

BMO Capital Markets primarily analyzed (i) the multiple of enterprise value to 2C resource at the date of each precedent transaction (the “Unadjusted EV / 2C Resource (mcfe)”; (ii) the multiple of enterprise value, adjusted for the percentage change in the spot Brent crude oil price from the date of each precedent transaction to December 13, 2016, to 2C resource at the date of each precedent transaction (the “Adjusted EV / 2C Resource (mcfe)”; and (iii) the multiple of price to net asset value based on the average of equity research analyst estimates of the net asset value at the date of each precedent transaction available to BMO Capital Markets. BMO Capital Markets analyzed these multiples for select transactions since 2009 in which the target companies were energy companies with similar asset characteristics and risk profiles to the Company.

The selected precedent transactions were:

Date Announced	Acquirer	Target
18-Aug-09	ENGIE	Santos (Bonaparte LNG)
17-Dec-10	KOGAS/Total	Santos (GLNG)
21-Apr-11	Sinopec	Conoco & Origin (APLNG)
1-May-12	Mitsubishi/Mitsui	Woodside (Browse LNG)
23-May-12	PTTEP	Cove Energy (LNG Feed Gas)
12-Dec-12	PetroChina	BHP Billiton (Browse LNG)
14-Nov-13	Pavilion Energy	Ophir Energy (LNG Feed Gas)
27-Feb-14	Oil Search	PAC LNG Group (Papua LNG Project)
26-Mar-14	Total	InterOil (Papua LNG Project)
5-Sep-16	Woodside	BHP Billiton (LNG Feed Gas)

BMO Capital Markets calculated the range and median of multiples observed and selected the representative transaction multiple ranges described below:

	Low		High		Median		Representative Range
Unadjusted EV / 2C Resource (mcfe)	US$	0.15	US$	0.89	US$	0.58	$0.55 to $0.90
Adjusted EV / 2C Resource (mcfe)	US$	0.18	US$	0.46	US$	0.31	$0.15 to $0.40
Price / Net Asset Value (1)		0.85x		1.66x		1.07x	0.80x to 0.90x (2)

1.	Low, high and median price to net asset value multiples are based on the selected precedent transactions with multiple equity research analyst net asset value estimates available to BMO Capital Markets.
2.	Representative range is informed by the observed multiples for the Oil Search / PAC LNG Group (Papua LNG Project) and the Total / InterOil (Papua LNG Project) transactions described above.

BMO Capital Markets applied the representative ranges for the Unadjusted EV / 2C Resource (mcfe) and the Adjusted EV / 2C Resource (mcfe) described above to the PRL 15 2C Resource assumed under each of the 7.1 Tcfe Case and the 8.5 Tcfe Case to calculate a range of implied enterprise values. An implied per Share equity value reference range was calculated by adjusting the enterprise values calculated for: (i) the average of equity research analyst net asset value estimates available to BMO Capital Markets for the Company’s exploration assets; (ii) the Company’s estimated balance sheet as at December 31, 2016 as provided by management of the Company; (iii) an estimated US$17 million of value attributable to the Company’s Canadian tax pools; (iv) the present values (as at December 31, 2016) of the potential payments under the Total Sale Agreement; (v) the present value (as at December 31, 2016) of the payment under the Back-in Right; and (vi) the Company’s fully diluted shares outstanding.

For purposes of this analysis, BMO Capital Markets applied a discount rate of 12%, based on the mid-point of BMO Capital Markets’ assessment of the Company’s estimated weighted average cost of capital range of 11.5% to 12.5%, to calculate the present value of the potential payments under the Total Sale Agreement and the payment under the Back-in Right. BMO Capital Markets assumed, based on information provided by management of the Company and our review of the Total Sale Agreement, that the potential payments under the Total Sale Agreement will be made as follows: the Interim Resource Payment (as defined in the Total Sale Agreement) on

16

July 1, 2017, the FID Payment (as defined in the Total Sale Agreement) on June 30, 2019 and the First Cargo Payment (as defined in the Total Sale Agreement) on January 1, 2023. We have also assumed that no Wildcard Payment or Final Resource Payment (each as defined in the Total Sale Agreement) will be made under the Total Sale Agreement, based on the assumption that the volume of PRL 15 2P Resource (as defined in Schedule 4 of the Total Sale Agreement) will be consistent with the volume of PRL 15 2C Resource determined pursuant to the Certification (on the basis that the estimates of the volume of PRL 15 2C Resource provided in the two Certification scenarios represent the best currently available estimates of management of the Company for the volume of PRL 15 2P Resource).

BMO Capital Markets applied the representative ranges for the price to net asset value described above to the implied per Share net asset value references ranges indicated by the net asset value analysis under each of the 7.1 Tcfe Case and the 8.5 Tcfe Case to calculate an implied per Share equity value reference range.

The precedent transaction analysis indicated the approximate implied per Share equity value reference ranges for the Shares summarized in the table below.

		PRL 15 2C Resource Certification Scenario
		7.1 Tcfe Case		8.5 Tcfe Case
Unadjusted EV / 2C Resource	$0.55 per Mcfe	US$	41.97	US$	56.85
	$0.90 per Mcfe	US$	55.75	US$	73.38
Market Adjusted EV / 2C Resource	$0.15 per Mcfe	US$	26.23	US$	37.96
	$0.40 per Mcfe	US$	36.07	US$	49.77
Price / Net Asset Value	0.80x NAV	US$	20.14	US$	32.74
	0.90x NAV	US$	22.65	US$	36.83

No company or transaction utilized in the precedent transactions analysis is identical to the Company, the Acquiror or the Arrangement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the difference in financial and operating characteristics of the Company, the Acquiror, the Arrangement and other factors that could affect the trading value and aggregate transaction values of the companies and transactions to which they are being compared.

BMO Capital Markets also performed and considered various sensitivity analysis on the precedent transactions analysis that it considered relevant, including among other things, the impact of various Certification scenarios (both above and below the 7.1 Tcfe Case and the 8.5 Tcfe Case), and the implications of the cap on the CRP.

Comparable Trading Analysis

BMO Capital Markets reviewed publicly-traded internationally-focused exploration and production companies to assess if a comparable trading analysis might be relevant to its analysis. BMO Capital Markets concluded that there were a limited number of relevant comparable public companies, on the basis of differing stages of development, and differing project and commodity market characteristics. As such, BMO Capital Markets did not rely on a comparable trading analysis.

Other Factors Considered

Although not forming part of our financial analysis, BMO Capital Markets considered a number of other factors in arriving at the Opinion, including the following:

•	the historical trading prices of the Shares on the NYSE during the 52-week period ended May 19, 2016, the last day prior to the announcement of the entering into of the Oil Search Transaction, which indicate a 52-week intraday low to high per share price range for the Shares of US$22.37 to US$60.98;

•	the historical trading prices of the Shares on the NYSE during the 52-week period ended December 13, 2016, which indicate a 52-week intraday low to high per share price range for the Shares of US$22.37 to US$51.36;

17

•	forward price targets for the Shares, as at May 19, 2016, the last day prior to the announcement of the entering into of the Oil Search Transaction, as reflected in equity research analysts’ reports available to BMO Capital Markets, which indicate a forward price target range for the Shares of US$37.75 to US$70.00;

•	the premiums implied by the Consideration reference ranges excluding and including the CRP relative to the closing price, 20-day volume weighted average trading price and 30-day prior trading price of the Shares on the NYSE as at May 19, 2016, the last trading day prior to the announcement of the entering into of the Oil Search Transaction, which were (i) excluding the CRP, 42.2%, 42.1% and 42.1% respectively; (ii) including the CRP under the 7.1 Tcfe Case, 61.1%, 61.0% and 61.1% respectively; and (iii) including the CRP under the 8.5 Tcfe, Case 91.0%, 90.8% and 90.9% respectively;

•	the review of strategic alternatives undertaken by the Company commencing in mid-2015, during which 36 parties were contacted in regards to participating in a sale process to acquire a minority interest in certain of the Company’s assets and three parties approached the Company with non-binding proposals in regards to a change of control transaction (including the proposals in respect of the Oil Search Transaction), as well as the process leading up to the entering into of the Arrangement Agreement;

•	the fact that absent the Arrangement, the Company may be required to raise external capital (in the form of debt or equity) or proceeds from asset sales to fund its obligations under the PRL 15 joint venture and its work commitments under its other licenses; and

•	the fact that more than eighty (80) percent of the votes cast at the special meeting to approve the Arrangement were voted in favor of the Arrangement and that three proxy advisory firms, Institutional Shareholder Services, Glass Lewis & Co. and Egan-Jones Proxy Services, recommended that Shareholders vote in favor of the Arrangement.

Approach to Fairness

In arriving at its opinion as to whether the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders, BMO Capital Markets considered a number of factors including, but not limited to, the reference ranges per Share implied by its Consideration analyses as compared to the reference ranges per Share implied by its discounted cash flow analysis and precedent transaction analysis.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

/s/ BMO Nesbitt Burns Inc.

BMO Nesbitt Burns Inc.

18

SCHEDULE F

MORGAN STANLEY FAIRNESS OPINION

This Schedule F contains a copy of the Morgan Stanley Fairness Opinion and a summary of the analysis made in the Morgan Stanley Fairness Opinion. The Morgan Stanley Fairness Opinion was rendered to the Board on July 21, 2016 in connection with the Original Arrangement Agreement. The following information has been included in the Information Circular in order to provide Securityholders with additional information regarding the background to the Original Arrangement and has been included for informational purposes only. Securityholders are cautioned not to rely upon the Morgan Stanley Fairness Opinion or the summary of the analyses therein when considering the Arrangement, including as to how to vote or act on any matter with respect to the Arrangement. Securityholders are also encouraged to read the findings of the Yukon Courts, which are summarized in the Information Circular under the heading “The Arrangement – Background to the Arrangement”.

July 21, 2016

Board of Directors

InterOil Corporation

163 Penang Road

#06-02 Winsland House II

Singapore 238463

Members of the Board:

We understand that InterOil Corporation (“InterOil” or the “Company”) and Exxon Mobil Corporation (“ExxonMobil” or the “Buyer”) propose to enter into an Arrangement Agreement, dated July 21, 2016 (the “Arrangement Agreement”), which provides, among other things, for the acquisition of the Company by ExxonMobil (or its wholly owned subsidiary) pursuant to an arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (Yukon). Pursuant to the Arrangement, the Company will become a (direct or indirect) wholly owned subsidiary of ExxonMobil, and each outstanding common share of the Company (the “Company Common Shares”) will be converted into the right to receive (a) shares of common stock, without par value, of ExxonMobil (“Buyer Common Stock”) at an exchange ratio calculated to deliver a value of US$45.00 per Company Common Share based on the volume weighted average trading price per share of Buyer Common Stock for a ten-trading day period ending on (and including) the second trading day immediately prior to the closing of the Arrangement and (b) one contingent resource payment (the “CRP”) entitling the holder to receive a cash payment from ExxonMobil pursuant to the terms of the Contingent Resource Payment Agreement (the “CRP Agreement”), substantially in the form annexed to the Arrangement Agreement (together, the “Consideration”). The terms and conditions of the Arrangement are more fully set forth in the Arrangement Agreement, the CRP Agreement and the Plan of Arrangement attached as Schedule “A” to the Arrangement Agreement (the “Plan of Arrangement”).

You have asked for our opinion as to whether the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement is fair from a financial point of view to the holders of the Company Common Shares.

For purposes of the opinion set forth herein, we have:

1.	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2.	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3.	Reviewed certain financial projections regarding the Company prepared by the management of the Company;

4.	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5.	Reviewed the reported prices and trading activity for the Company Common Shares and the Buyer Common Stock;

6.	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Shares and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

7.	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8.	Reviewed the Arrangement Agreement, the Plan of Arrangement, the CRP Agreement and certain related documents; and

9.	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, and we have not attempted to verify independently, the accuracy, completeness and fair presentation of the information that was publicly available or supplied or otherwise made available to us by the Company and formed a substantial basis for this opinion. With respect to the financial projections prepared by management of the Company that have been provided to us, we have assumed that such financial projections have been reasonably prepared using the assumptions identified therein and on a basis reflecting the best currently available estimates and judgments of the management of the Company with respect to the future financial performance of the Company. Although we have included the CRP (as described in the CRP Agreement) in certain of our analyses, we express no opinion as to the likelihood of whether the certification of any particular resource size (as referenced in the CRP Agreement and upon which the contingent consideration that is to be received pursuant to the CRP is conditioned) will be achieved. While we have considered the potential value of the CRP under different possible resource certification outcomes, with the permission of the Board of Directors, we have not attributed a specific value to the CRP for purposes of arriving at the conclusion expressed in this letter. In addition, we have assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement and the Plan of Arrangement without any waiver, amendment or delay of any material terms or conditions. We have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective. We are not legal, tax or regulatory advisors and are not providing legal, tax or regulatory advice to the Board of Directors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We have not met separately with the independent auditors of the Company and, with the permission of the Board of Directors, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors therein and the Company’s interim unaudited financial statements. We express no opinion with respect to the fairness of the amount or nature of the compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Arrangement as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We have acted as financial advisor to the Board of Directors in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Arrangement. In the two years prior to the date hereof, we have provided financing services for the Buyer and have received fees in connection with such services. In the two years prior to the date hereof, except for our current engagement, we have not been engaged on any financial advisory or financing assignments for the Company, and have not received any fees for such services from the Company during this time; however, during the six month period prior to July 2014, Morgan Stanley and its affiliates received fees for financial advisory services provided to the Company. The aggregate amount of such fees received from the Buyer and the Company, respectively (as identified and determined in accordance with Morgan Stanley’s customary conflicts-related policies and procedures), has been disclosed to the Board of Directors. Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in (i) the management information circular of the Company to be mailed to holders of the Company Common Shares in connection with the Arrangement and (ii) the materials to be filed with the applicable court in connection with seeking a final order approving the Plan of Arrangement. In addition, this opinion does not in any manner address the prices at which the shares of Buyer Common Stock will trade following consummation of the Arrangement or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Arrangement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Company Common Shares pursuant to the Arrangement is fair from a financial point of view to the holders of the Company Common Shares.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	“Michael Harris”

	Name:	Michael Harris
	Title:	Managing Director

SUMMARY OF THE MORGAN STANLEY FAIRNESS OPINION

Introduction

The Morgan Stanley Fairness Opinion was delivered to the Board in connection with its consideration of the Original Arrangement Agreement and the announcement thereof on July 21, 2016.

InterOil retained Morgan Stanley to act as financial advisor to the Board in connection with the potential sale of InterOil. In connection with this engagement, the Board requested that Morgan Stanley evaluate the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Original Arrangement. At the meeting of the Board on July 20, 2016, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing on July 21, 2016, that, as of such date, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by Shareholders pursuant to the Original Arrangement was fair, from a financial point of view, to such Shareholders.

The full text of the written opinion of Morgan Stanley, dated as of July 21, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached above. Securityholders are encouraged to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion was rendered for the benefit of the Board, in its capacity as such, in connection with its evaluation of the consideration to be received by Shareholders pursuant to the Original Arrangement as of the date of the opinion. Morgan Stanley’s opinion addressed only the fairness from a financial point of view of the consideration to be received by Shareholders pursuant to the Original Arrangement as of the date of the opinion. The Morgan Stanley Fairness Opinion expressed no opinion as to the relative merits of the Original Arrangement as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, the Morgan Stanley Fairness Opinion expressed no opinion with respect to the prices at which ExxonMobil Shares will trade following the consummation of the Original Arrangement or at any time. The Morgan Stanley Fairness Opinion was addressed to, and rendered for the benefit of, the Board and was not intended to, and does not, constitute advice or a recommendation to any Shareholder as to how to vote or act on any matter with respect to the Original Arrangement. The summary of the Morgan Stanley Fairness Opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of InterOil and ExxonMobil, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning InterOil;

•	reviewed certain financial projections of InterOil prepared by the management of InterOil;

•	discussed the past and current operations and financial condition and the prospects of InterOil with senior executives of InterOil;

•	reviewed the reported prices and trading activity for Common Shares and ExxonMobil Shares;

•	compared the financial performance of InterOil and ExxonMobil and the prices and trading activity of the Common Shares and ExxonMobil Shares with that of certain other publicly-traded companies comparable with InterOil and ExxonMobil, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the Original Arrangement Agreement, the plan of arrangement and the contingent resource payment agreement attached thereto, the Total Sale Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by InterOil and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of InterOil with respect to the future financial performance of InterOil. Although Morgan Stanley included the CRP (as described in the CRP Agreement) in certain analyses, Morgan Stanley expressed no opinion as to the likelihood of whether the certification of any particular resource size (as referenced in the CRP Agreement and upon which the CRP Payout from escrow is conditioned) will be achieved. While Morgan Stanley considered the potential value of the CRP under different possible resource certification outcomes, with the permission of the Board of Directors, Morgan Stanley did not attribute a specific value to the CRP for purposes of arriving at the conclusion expressed in its opinion. In addition, Morgan Stanley assumed that the Original Arrangement would be consummated in accordance with the terms set forth in the Original Arrangement Agreement and the plan of arrangement attached thereto without any waiver, amendment or delay of any material terms or conditions. Morgan Stanley assumed that the conditions precedent to the completion of the Original Arrangement could be satisfied in due course, that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Original Arrangement, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Original Arrangement and that the procedures followed to implement the Original Arrangement would be valid and effective. Morgan Stanley is not a legal, tax or regulatory advisor and did not provide legal, tax or regulatory advice to the Board. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of InterOil and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley did not meet separately with the independent auditors of InterOil and, with the permission of the Board of Directors, Morgan Stanley assumed the accuracy and fair presentation of, and relied upon, InterOil’s audited financial statements and the reports of the auditors therein and InterOil’s interim unaudited financial statements. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to be received by any of InterOil’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Common Shares pursuant to the Original Arrangement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of InterOil or ExxonMobil, nor was it furnished with any such valuations or appraisals.

Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, July 21, 2016. Events occurring after July 21, 2016 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion dated July 21, 2016. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with rendering the opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Considering any portion of these analyses and factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. The various analyses summarized below were based on a closing price of US$31.65 per share of InterOil common stock as of May 19, 2016, the last full trading day preceding the announcement of InterOil’s entry into the Oil Search Agreement, which was terminated on July 21, 2016. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon certain financial and operating projections provided by InterOil’s management, which are referred to and described below.

Net Asset Valuation Analysis

Morgan Stanley estimated the present value of the future after-tax cash flows expected to be generated from InterOil’s recoverable resource potential as of June 30, 2016, based on resource, production and operating and capital cost estimates provided by management of InterOil, in addition to the value of non-reserve assets and liabilities for each company. The present value of the future after-tax cash flows was determined using a range of discount rates, a range of recoverable resource and various first production dates, which assumptions were provided by InterOil management. InterOil’s management provided guidance on items such as project development timing, the timing of the Interim Resource Certification, capital expenditures, and company general and administrative expenditures based on the latest information available at the time.

Morgan Stanley conducted net asset valuation analyses for InterOil based on two different long-term Brent price assumptions: forward-curve pricing of $58.97 per barrel and consensus pricing of $70.00 per barrel as reported by Bloomberg Financial Markets. Morgan Stanley conducted net asset valuation analyses for InterOil based on three different Contingent Resource estimates: 6.5 tcfe, 7.5 tcfe and 8.5 tcfe, as provided by InterOil’s management.

Based on certain publicly available information, estimates provided by InterOil management, the assumed commodity prices described above and the assumed recoverable resource amounts described above, Morgan Stanley calculated the net asset value of InterOil by adding (i) the present value of the after-tax cash flows generated by InterOil management’s estimates of InterOil’s recoverable resource (discounted using a range of discount rates), less (ii) the book value of InterOil debt and certain other non-current liabilities, plus (iii) cash and the book value of other non-current assets, less (iv) the sum of the present values (discounted by a range of discount rates) of future general and administrative expenses, plus (v) the present value (discounted by a range of discount rates) of certain future payments as described in Total Sale Agreement.

These net asset valuation analyses were used to calculate per share valuation ranges for InterOil based on a range of discount rates and each of the forward-curve and consensus commodity price assumptions at each of the 6.5 tcfe, 7.5 tcfe and 8.5 tcfe recoverable resource assumptions, in each case with no delay in the certification process and with a one-year delay. These analyses yielded the following per share valuation ranges for InterOil based on a range of discount rates and each of the strip and consensus commodity price assumptions at each of the 6.5 tcfe, 7.5 tcfe and 8.5 tcfe recoverable resource assumptions. These analyses yielded per share valuation ranges of up to $39.37 (at the highest end of the range), as compared to the closing stock price of US$31.65 per Common Share.

Morgan Stanley also conducted a net asset valuation sensitivity analysis under the consensus commodity price assumption with no delay in the certification process in order to compare the value of the consideration to be received in the transaction (including the present value of the CRP) versus the stand alone net asset value per share of InterOil at different assumptions for resource size and discount rate. In addition to the 6.5 tcfe, 7.5 tcfe and 8.5 tcfe recoverable resource assumptions, this sensitivity analysis included a 9.9 tcfe recoverable resource scenario as provided by InterOil management. Morgan Stanley used a range of discount rates from 8.0% to 12.0%. For each combination of resource size and discount rate, the value of the consideration to be received in the transaction (including the present value of the CRP) was higher than the stand alone net asset value per share of InterOil.

Precedent Transactions Analysis Based on Resource

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms applicable to selected transactions that share some characteristics with the Original Arrangement.

In connection with its analysis, Morgan Stanley compared publicly available statistics for 17 transactions with LNG targets from January 1, 2008 to July 21, 2016. Morgan Stanley deemed these transactions to be comparable based on transaction size and transaction structure. The following is a list of these transactions:

•	Woodside Petroleum Ltd. / Apache Corporation

•	Total S.A. / InterOil Corporation

•	Indian Oil Corporation Limited / Petroliam Nasional Berhad

•	Oil Search Limited / PAC LNG Group

•	ONGC Videsh Ltd.; Oil India Limited / Videocon Industries Ltd.

•	China National Petroleum Corporation / Eni S.p.A.

•	PetroChina Company Limited / BHP Billiton Group

•	PTT Exploration and Production Public Company Limited / Cove Energy plc

•	Mitsubishi Corporation; Mitsui & Company, Ltd. / Woodside Petroleum Ltd

•	Marubeni Corporation / JX Nippon Oil & Gas Exploration Corporation; Merlin Energy Pty Ltd

•	China Petrochemical Corporation / ConocoPhillips; Origin Energy Limited

•	Korea Gas Corporation; Total S.A. / Santos Ltd

•	Total S.A. / Petroliam Nasional Berhad; Santos Ltd

•	Nippon Oil Corporation; Pet Res Kutubu / AGL Energy Limited

•	ConocoPhillips / Origin Energy Limited

•	Petroliam Nasional Berhad / Santos Ltd

•	Kansai Electric Power Company; Tokyo Gas Company Ltd / Woodside Petroleum Ltd

For purposes of the analysis of the precedent transactions, Morgan Stanley analyzed, among other things, the ratio of aggregate value to total resource (measured in thousand cubic feet equivalent).

Based on the analysis of the relevant metrics for each of the precedent transactions, Morgan Stanley selected a representative range of financial multiples of the precedent transactions and applied this range of multiples to the relevant InterOil statistic. Based on InterOil’s outstanding Securities, Morgan Stanley calculated the following ranges of the implied per Common Share value.

	Representative Range of Selected Precedent Transactions	Implied Value per Share Range for InterOil
Aggregate Value to Total Resource ($/Mcfe)	$0.56 - $0.80	$26.02 - $38.63

No company or transaction utilized in the precedent transaction analysis is identical to InterOil, ExxonMobil or the Original Arrangement. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of

InterOil and ExxonMobil. These include, among other things, the impact of competition on the business of InterOil, ExxonMobil or the industry generally, industry growth and the absence of any adverse material change in the financial condition of InterOil, ExxonMobil or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Premiums Paid Analysis

Morgan Stanley performed a premiums paid transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums applicable to selected transactions that share some characteristics with the Original Arrangement.

In connection with its analysis, Morgan Stanley compared the premiums paid in 21 selected transactions with North American exploration and production targets, given InterOil’s North American listing, incorporation and substantial shareholder base, with transaction values greater than $1.0 billion from January 1, 2011 to July 21, 2016. The following is a list of these transactions:

•	Range Resources Corporation / Memorial Resource Development Corp.

•	Suncor Energy Incorporated / Canadian Oil Sands Limited

•	Crescent Point Energy Corp. / Legacy Oil + Gas Inc.

•	Noble Energy Incorporated / Rosetta Resources, Inc.

•	Royal Dutch Shell plc / BG Group plc

•	Repsol S.A. / Talisman Energy Inc.

•	Encana Corporation / Athlon Energy Inc.

•	BreitBurn Energy Partners L.P. / QR Energy, LP

•	Whiting Petroleum Corporation / Kodiak Oil & Gas Corp.

•	Baytex Energy Corp. / Aurora Oil and Gas Limited

•	Energy XXI (Bermuda) Limited / EPL Oil & Gas, Inc.

•	Linn Energy, LLC / Berry Petroleum Company

•	Freeport-McMoRan Inc. / Plains Exploration & Production Co.

•	Freeport-McMoRan Inc. / McMoRan Exploration Company

•	Exxon Mobil Corporation / Celtic Exploration Ltd.

•	Petroliam Nasional Berhad / Progress Energy Resources Corp.

•	CNOOC Limited / Nexen Energy ULC

•	Halcon Resources Corporation / GeoResources, Inc.

•	Pengrowth Energy Corporation / NAL Energy Corporation

•	Statoil ASA / Brigham Exploration Company

•	BHP Billiton Group / Petrohawk Energy Corporation

The following table summarizes Morgan Stanley’s analysis of the premia paid in the precedent transactions listed above:

	Representative Premia Paid Range	Implied Value per Share Range for InterOil
Premium to 30-day average	26.0% - 36.0%	$40.17 - $43.36

No company or transaction utilized in the premiums paid analysis is identical to InterOil, ExxonMobil or the Original Arrangement. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of InterOil and ExxonMobil. These include, among other things, the impact of competition on the business of InterOil, ExxonMobil or the industry generally, industry growth and the absence of any adverse material change in the financial condition of InterOil, ExxonMobil or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean and median) is not in itself a meaningful method of using precedent transaction data.

Contingent Resource Payment

Morgan Stanley also calculated the future value of the CRP as described in the CRP Agreement at different potential resource certification outcomes and Morgan Stanley then calculated the estimated present values of these future CRP values by applying a 10% discount rate, which represents an industry-standard discount rate. For purposes of estimating the present values of the CRP, InterOil management provided Morgan Stanley with an estimated Interim Resource Certification date of June 2017. This analysis yielded a per CRP valuation range of $0.00 (at the lowest end of the range) and $24.42 (at the highest end of the range). Although Morgan Stanley included the CRP (as described in the CRP Agreement) in certain analyses, Morgan Stanley expressed no opinion as to the likelihood of any particular resource size being certified (as referenced in the CRP Agreement and upon which the CRP Payout from escrow is conditioned). While Morgan Stanley considered the potential value of the CRP under different possible resource certification outcomes, with the permission of the Board of Directors, Morgan Stanley did not attribute a specific value to the CRP for purposes of arriving at the conclusion expressed in its opinion.

Summary of Reference Data

Historical Trading Range Data

Morgan Stanley reviewed the range of closing prices of InterOil common stock during the period beginning on May 20, 2015 and ending on May 19, 2016 (the last full trading day preceding the announcement of InterOil’s entry into the Oil Search Agreement, which was terminated on July 21, 2016). For the period reviewed, Morgan Stanley observed the following ranges of high and low closing prices:

InterOil Common Stock Range of Closing Prices
May 20, 2015 – May 19, 2016	$21.18 - $61.15

Equity Research Analysts’ Discounted Price Targets

Morgan Stanley reviewed and analyzed one-year public market trading price targets for the Common Shares prepared and published by selected equity research analysts prior to May 19, 2016 (the last full trading day preceding the announcement of InterOil’s entry into the Oil Search Agreement, which was terminated on July 21, 2016). These forward targets reflected each analyst’s estimate of the future public market trading price of the Common Shares and do not necessarily reflect current market trading prices for the Common Shares, and these estimates are subject to uncertainties, including the future financial performance of InterOil, and future financial market conditions.

The range of undiscounted analyst one year price targets was $37.75 to $70.00 per Common Shares as of May 19, 2016 (the last full trading day preceding the announcement of InterOil’s entry into the Oil Search Agreement, which was terminated on July 21, 2016). Morgan Stanley then discounted the range of the analysts’ future share price targets for the Common Shares for one year at a rate of 11.4%, which was selected based on Morgan Stanley’s estimate of InterOil’s cost of equity. This analysis indicated an implied range of equity values for the Common Shares of $33.89 to $62.85 per share.

Equity Research Analysts’ NAV Targets

Morgan Stanley also reviewed and analyzed equity research analyst estimates of net asset value per Common Share prepared and published by selected equity research analysts prior to May 19, 2016 (the last full trading day preceding the announcement of InterOil’s entry into the Oil Search Agreement, which was terminated on July 21,

2016). These estimates of net asset value per Common Share reflected each analyst’s estimate of the future net asset value per Common Share and do not necessarily reflect current net asset value per Common Share, and these estimates are subject to uncertainties, including the future financial performance of InterOil, and future financial market conditions.

The range of analyst estimated net asset value per Common Share was $37.50 to $72.49 as of May 19, 2016 (the last full trading day preceding the announcement of InterOil’s entry into the Oil Search Agreement, which was terminated on July 21, 2016). Morgan Stanley then adjusted the range of the analysts’ net asset values for (i) the book value of InterOil’s debt, (ii) InterOil’s cash balance, (iii) the sum of the present values (discounted by a range of discount rates) of future general and administrative expenses, and (iv) the number of Common Shares outstanding on a fully-diluted basis. This analysis indicated an implied range of net asset values per Common Share was $34.44 to $63.38 per share.

General

In connection with the review of the Original Arrangement by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of InterOil. In performing its analyses, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters that are beyond the control of InterOil or ExxonMobil. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Original Arrangement and in connection with the delivery of its opinion, dated July 21, 2016, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Common Shares will trade at any time.

The consideration to be received by the Shareholders pursuant to the Original Arrangement was determined by InterOil and ExxonMobil through arm’s length negotiations between InterOil and ExxonMobil and was approved by the Board. Morgan Stanley acted as financial advisor to InterOil’ board of directors during these negotiations but did not recommend any specific consideration to InterOil or the InterOil board of directors or opine that any specific consideration constituted the only appropriate consideration for the Original Arrangement.

The Morgan Stanley Fairness Opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to consider, approve and declare the advisability of the Original Arrangement Agreement and the transactions contemplated thereby and to recommend the adoption of the Original Arrangement by Securityholders. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board with respect to the consideration to be received by Securityholders pursuant to the Original Arrangement. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of InterOil and ExxonMobil or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Original Arrangement Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Board with financial advisory services and the Morgan Stanley Fairness Opinion in connection with the Original Arrangement Agreement and are entitled to a fee for services of approximately $20 million, of which $1.5 million was payable upon the rendering of Morgan Stanley’s opinion (regardless of the conclusion reached therein) and the remainder of which is contingent upon completion of the Arrangement. InterOil has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, InterOil has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of the Morgan Stanley Fairness Opinion, except for its engagement in respect of the Original Arrangement, Morgan Stanley has not been engaged on any financial advisory or financing assignments for InterOil, and has not received any fees for such services from InterOil during this time; however, during the six month period prior to July 2014, Morgan Stanley and its affiliates received fees for financial advisory services provided to InterOil. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to ExxonMobil and have received fees in connection with such services. The aggregate amount of such fees received from ExxonMobil and InterOil, respectively (as identified and determined in accordance with Morgan Stanley’s customary conflicts-related policies and procedures), has been disclosed to the Board and is estimated to be approximately $4 to $5 million. Morgan Stanley may seek to provide financial advisory and financing services to InterOil and ExxonMobil in the future and would expect to receive fees for the rendering of these services.

SCHEDULE G

CONTINGENT RESOURCE PAYMENT AGREEMENT

dated as of

            , 2016

among

EXXONMOBIL CANADA HOLDINGS ULC,

EXXON MOBIL CORPORATION,

COMPUTERSHARE TRUST COMPANY, N.A. and

COMPUTERSHARE INC., AS ESCROW AGENT

-i-

-ii-

CONTINGENT RESOURCE PAYMENT AGREEMENT

CONTINGENT RESOURCE PAYMENT AGREEMENT (this “Agreement”) dated as of             , 2016 among ExxonMobil Canada Holdings ULC, an unlimited liability corporation and indirect wholly-owned subsidiary of Parent organized under the laws of British Columbia(“AcquisitionCo”), Exxon Mobil Corporation, a New Jersey corporation (“Borrower” and “Parent”), Computershare Trust Company, N.A., a U.S. national banking association (“Computershare Trust”), and Computershare Inc., a Delaware corporation (“Computershare Inc” and, together with Computershare Trust, the “Escrow Agent”).

W I T N E S S E T H :

WHEREAS, this Agreement is entered into pursuant to the Arrangement Agreement dated effective July 21, 2016 between InterOil Corporation, a corporation existing under the laws of the Territory of Yukon (the “Company”), and Parent (the “Arrangement Agreement”), pursuant to which AcquisitionCo will acquire all of the issued and outstanding common shares of the Company (the “Company Shares”) pursuant to a statutory plan of arrangement;

WHEREAS, SPI (208) Limited is a party to the Total Sale Agreement under which SPI (208) Limited is entitled to receive the Interim Resource Payment from Total in the event that the volume of the PRL 15 2C Resources exceeds a certain threshold of Tcfe;

WHEREAS, the Interim Resource Certification will not be completed before the Effective Time;

WHEREAS, pursuant to the Arrangement Agreement and the Plan of Arrangement, and in accordance with the terms and conditions hereof, Parent has agreed to pay, or if Parent so exercises its right pursuant to the Arrangement Agreement, to have AcquisitionCo pay, to holders of Company Shares, an amount equal to the CRP for each Company Share based on an expected volume of PRL 15 2C Resources in excess of 6.2 Tcfe and up to 11 Tcfe, which amount will be held in the Liquidating Escrow Account on behalf of the Holders until the Payment Condition is satisfied, in which case such amount (or a reduced amount if the volume of PRL 15 2C Resources determined under the Total Sale Agreement is less than 11 Tcfe) will be liquidated and released from the Liquidating Escrow Account to the Holders;

WHEREAS, the amounts deposited in the Liquidating Escrow Account pursuant to this Agreement (or the Loan as the case may be) shall be held in the Liquidating Escrow Account pending their liquidation and distribution in accordance with the terms of this Agreement; and

WHEREAS, the terms of this Agreement are intended to adjust the purchase price for the Company Shares to reflect that the Interim Resource Certification will not be completed before the Effective Time.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Arrangement Agreement. The following terms have the meanings ascribed to them as follows:

“Accrued Interest” has the meaning set forth in Section 2.03(b).

“Achievement Certificate” has the meaning set forth in Section 3.05(a).

“AcquisitionCo” has the meaning set forth in the preamble.

“additional amount” has the meaning set forth in Section 3.05(f)(ii).

“affiliate” has the meaning set forth in the Arrangement Agreement.

“Aggregate CRP Payment” means the amount in US dollars, calculated as follows:

0.90 x 1,000,000,000 x (Contingent Resource) x 0.40127529

where:

Contingent Resource	is a number equal to: PRL152C minus 6.2 Tcfe; provided that in no event shall the Contingent Resource exceed 4.8 Tcfe; and

PRL152C	is the volume of the PRL 15 2C Resources, expressed in Tcfe.

“Agreement” has the meaning set forth in the preamble.

“Applicable Banking Law” has the meaning set forth in Section 4.05.

“Applicable Confidentiality Obligations” has the meaning set forth in Section 6.02(i).

“Applicable Shares” means (i) the total number of issued and outstanding Company Shares transferred to Purchaser under Clause 3.1(d) of the Plan of Arrangement, including the Company Shares issued to holders of Company RSUs under Clause 3.1(c) of the Plan of Arrangement, plus (ii) the total number of Dissent Shares transferred to Purchaser under Clause 3.1(a) of the Plan of Arrangement.

“Arrangement Agreement” has the meaning set forth in the recitals.

2

“Borrower” has the meaning set forth in the preamble.

“Company” has the meaning set forth in the recitals.

“Company Shares” has the meaning set forth in the recitals.

“Comparable Treasury Issue” has the meaning set forth in Section 2.03(b).

“Contingent Resource Payment” or “CRP” means a payment equal to (i) the Maximum CRP Payment divided by (ii) the number of Applicable Shares.

“Dispute Expiration Time” means the earlier to occur of (i) the expiration of the Dispute Period, if no Dispute Notice is properly delivered on or prior to the expiration date of such period, or (ii) in the event a Dispute Notice is duly sent on or prior to the expiration date of the Dispute Period, the delivery of a Joint Resolution Notice or Independent Referee Report, as applicable, upon completion of the procedures contemplated by Section 3.05(d).

“Dispute Notice” has the meaning set forth in Section 3.05(d).

“Dispute Period” has the meaning set forth in Section 3.05(d).

“Dispute Matters” has the meaning set forth in Section 3.05(d).

“Dissent Shares” has the meaning set forth in the Plan of Arrangement.

“Distributable CRP Payment” means, in relation to each EVR, the amount in US dollars, equal to (i) the Aggregate CRP Payment divided by (ii) the number of Applicable Shares.

“DTC” has the meaning set forth in the definition of Permitted Transfer.

“Escrow Agent” means the Escrow Agent named in the preamble of this Agreement, until a successor Escrow Agent, organized under the laws of the United States or any state thereof or the laws of a province or territory of Canada, will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Escrow Agent” will mean such successor Escrow Agent.

“Escrow Verification Receipt” or “EVR” means a receipt evidencing one CRP paid by AcquisitionCo into the Liquidating Escrow Account held by the Escrow Agent and an interest of the Holders in amounts distributable from the Liquidating Escrow Account in respect of such one CRP in accordance with the terms and conditions of this Agreement.

“EVR Register” has the meaning set forth in Section 3.04(b).

“Expert” has the meaning set forth in the Total Sale Agreement.

“Guaranteed Obligations” has the meaning set forth in Section 6.03.

3

“Holder” means, at the relevant time, a Person in whose name an EVR is registered in the EVR Register.

“Holder Committee” has the meaning set forth in Section 5.01.

“Holder Committee member” has the meaning set forth in Section 5.01.

“Indemnified Parties” has the meaning set forth in Section 4.02(g).

“Independent Referee” means one of Deloitte LLP, KPMG LLP and Ernst & Young LLP as mutually agreed by AcquisitionCo and the Holder Committee; provided that, if, upon request, each of such firms is not available or is unwilling to provide its services, then the Independent Referee shall be another independent certified public accounting firm mutually agreed by AcquisitionCo and the Holder Committee, or if failing such mutual agreement within 10 Business Days of written request made by either AcquisitionCo or the Holder Committee to the other, another independent certified public accounting firm designated by the President of the American Arbitration Association upon the written request of either AcquisitionCo or the Holder Committee (with a copy to be delivered to AcquisitionCo, in the case of a request made by the Holder Committee, or the Holder Committee, in the case of a request made by AcquisitionCo).

“Independent Referee Report” has the meaning set forth in Section 3.05(d).

“Interest Payment” has the meaning set forth in Section 3.05(f).

“Interest Rate” has the meaning set forth in Section 2.03(b).

“Interim Resource Certification” has the meaning set forth in the Total Sale Agreement.

“Interim Resource Payment” has the meaning set forth in the Total Sale Agreement.

“Joint Resolution Notice” has the meaning set forth in Section 3.05(d).

“Liquidating Escrow Account” has the meaning set forth in Section 2.02.

“Loan” has the meaning set forth in Section 2.03(a).

“Loan Payment Date” has the meaning set forth in Section 2.03(c).

“Loan Penalties” has the meaning set forth in Section 2.03(d).

“Loan Proceeds” means the amount in United States dollars, calculated as follows: (i) a number equal to (A) the Aggregate CRP Payment divided by (B) the Maximum CRP Payment, multiplied by (ii) an amount equal to the sum of (A) the Accrued Interest plus (B) the Loan Penalties.

4

“Loan Proceeds Payment” means the amount in US dollars, calculated as follows: (i) Loan Proceeds divided by (ii) Applicable Shares.

“Loss” has the meaning set forth in Section 4.02(g).

“Maximum CRP Payment” means US$1,733,509,252.80.

“Non-Achievement Certificate” has the meaning set forth in Section 3.05(c).

“Notice” has the meaning set forth in Section 8.01.

“Officer’s Certificate” means a certificate (i) signed by an authorized officer of AcquisitionCo, in his or her capacity as such, and (ii) delivered to the Escrow Agent.

“Parent” has the meaning set forth in the preamble.

“Payment Condition” means (A) the Interim Resource Certification has been completed, and (B) the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement and is greater than 6.2 Tcfe.

“Payment Shortfall” has the meaning set forth in Section 3.05(e).

“Payor” has the meaning set forth in Section 3.05(f).

“Permitted Transfer” means a Transfer of one or more EVRs (i) upon death by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the EVRs are to be passed to beneficiaries upon the death of the trustee, (iii) made pursuant to a court order, (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (v) in the case of EVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by The Depository Trust Company (“DTC”); (vi) from a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account to the annuitant of the plan or holder of the account, as the case may be; (vii) to AcquisitionCo or its affiliates; or (viii) as provided in Section 3.07.

“PRL 15 2C Resources” means “PRL 15 2C Resources” as defined in the Total Sale Agreement and as determined pursuant to the Interim Resource Certification set out in the Total Sale Agreement.

“PRL 15 JOA” has the meaning set forth in the Total Sale Agreement.

“Required Holders” means the record Holder or Holders of more than 25% of the outstanding EVRs, as set forth on the EVR Register.

5

“SPI (208) Limited” means SPI (208) Limited (Company Number 1-31349), a wholly-owned subsidiary of the Company, or any successor thereof.

“Standard Cubic Foot” means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit.

“Taxes” has the meaning set forth in Section 3.05(f).

“Tcfe” means one trillion Standard Cubic Feet equivalent.

“Total” means Total Holdings International B.V.

“Total Sale Agreement” means the Share Purchase Agreement dated as of March 26, 2014 between SPI (208) Limited and Total.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

“US$” means United States dollars.

ARTICLE 2

ESCROW AGENT AND LIQUIDATING ESCROW ACCOUNT

Section 2.01. Escrow Agent. The Escrow Agent is hereby appointed to act as escrow agent in accordance with the express terms and conditions set forth in this Agreement (no implied terms and conditions), and the Escrow Agent hereby accepts such appointment.

Section 2.02. Liquidating Escrow Account. (a) The Escrow Agent shall establish an escrow account to hold, as agent for and on behalf of the Holders, on the terms and conditions set forth herein, all funds (i) accepted under Clause 3.1(d) of the Plan of Arrangement by the Escrow Agent from AcquisitionCo, (ii) deposited in connection with the Loan Payment Date pursuant to Section 2.03(c) or as Loan Penalties pursuant to Section 2.03(d), and (iii) deposited in connection with any Payment Shortfall pursuant to Section 3.05(e) pursuant to this Agreement (the “Liquidating Escrow Account”). No funds shall be released from the Liquidating Escrow Account except in accordance with this Agreement.

(b) Simultaneously with the execution and delivery of this Agreement, AcquisitionCo shall deliver to the Escrow Agent, for the benefit of the Holders, an amount in cash equal to the Maximum CRP Payment by wire transfer in immediately available funds to the account specified by the Escrow Agent, which cash shall be deposited into the Liquidating Escrow Account by the Escrow Agent.

(c) The Escrow Agent shall not have any duty to verify or confirm the accuracy or sufficiency of any deposits made with it hereunder, nor shall the Escrow Agent accept any amounts hereunder unless such funds are accompanied by a written statement setting forth under which clause of Section 2.02 such money is being deposited.

6

Section 2.03. Loan of Escrow Funds. (a) Immediately following the deposit set forth in Section 2.02(b), the Escrow Agent shall transfer to the Borrower from the Liquidating Escrow Account an amount in cash equal to the Maximum CRP Payment by wire transfer in immediately available funds to the account specified by the Borrower in the form of a loan to the Borrower from the Liquidating Escrow Account, which loan shall be in the principal amount equal to the Maximum CRP Payment (the “Loan”).

(b) The Loan shall bear interest on the principal amount at a rate per annum (the “Interest Rate”) equal to the sum of (x) the semi-annual equivalent yield to maturity of the United States Treasury security (the “Comparable Treasury Issue”) selected by the Borrower as having a maturity comparable to the time period from the Effective Date to the Loan Payment Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity, calculated using a price (expressed as a percentage of its principal amount) equal to the average, as determined by the Borrower, of the bid and asked prices for the Comparable Treasury Issue quoted in writing to the Borrower by at least three primary United States Government securities dealer in New York City at 5:00 p.m., New York City time, on the Business Day preceding the Loan Payment Date plus (y) the credit spread over the rate determined in clause (x), as determined by the Borrower, that would be applicable to U.S.-dollar denominated corporate debt securities of comparable maturity issued by the Parent on the Loan Payment Date. Interest on the Loan shall be computed on the basis of a year of a 360 day year of twelve 30-day months (including the first day but excluding the last day) and shall be payable on the Loan Payment Date (the interest payable on the Loan Payment Date, the “Accrued Interest”). The Borrower shall notify the Escrow Agent in writing of the Interest Rate and the Accrued Interest promptly following delivery of the notice of the Loan Payment Date pursuant to Section 2.03(c). The Escrow Agent shall have no duty or responsibility to calculate or to verify or confirm the accuracy of the Interest Rate and/or the Accrued Interest amounts.

(c) The Borrower shall deliver to the Escrow Agent an amount in cash equal to the sum of the principal amount of the Loan, the Accrued Interest and any Loan Penalties by wire transfer in immediately available funds to the Liquidating Escrow Account on a date notified in writing with at least one Business Day’s advance written notice by AcquisitionCo to the Escrow Agent and the Borrower (the date on which the Loan is repaid pursuant to this Section 2.03(c), the “Loan Payment Date”) that is no later than ten Business Days after (i) if the Payment Condition has been satisfied, the date of the satisfaction of the Payment Condition or (ii) if the Payment Condition has not been satisfied and a Non-Achievement Certificate has been delivered, the Dispute Expiration Time in respect of such Non-Achievement Certificate (except, in the case of this clause (ii), to the extent the Joint Resolution Notice or Independent Referee Report, as applicable, provides that Non-Achievement Certificate is invalid or otherwise improperly

7

delivered, and therefore should be considered withdrawn). The payment by the Borrower of the principal amount of the Loan, the Accrued Interest and any Loan Penalties in accordance with the preceding sentence shall represent the full and final satisfaction of the Borrower’s obligations with respect to the Loan, and AcquisitionCo’s and Parent’s obligations thereunder pursuant to this Agreement shall be discharged and cease to be of further force and effect. The Escrow Agent shall not be deemed to have any knowledge of the Loan Payment Date, nor shall it take any action with respect to the Loan Payment Date, unless and until it has received the written notice set forth in the first sentence of this paragraph.

(d) In the case of any overdue amounts of principal or Accrued Interest on the Loan, the Borrower shall pay to the Escrow Agent (i) interest at a rate equal to the Interest Rate plus 2.00% per annum, which shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed and be payable on demand, and (ii) all reasonable out-of-pocket expenses incurred by the Escrow Agent, including (without duplication) the reasonable fees and disbursements of outside counsel in connection with such overdue amounts and collection, bankruptcy, insolvency and other enforcement proceedings resulting therefrom (such amounts collectively, the “Loan Penalties”). The Escrow Agent shall have no duty or responsibility to determine if any Loan Penalties apply, to calculate any Loan Penalties amounts or to verify or confirm the accuracy of any Loan Penalties amounts deposited with it.

(e) For greater certainty, the Escrow Agent and the Holder Committee (and any member thereof) shall expressly not be a trustee of, and have no fiduciary obligations to, the Holders, AcquisitionCo or Parent and the terms of this Agreement shall not create or be construed as a trust for the benefit of the Holders, AcquisitionCo or Parent and except as and subject to the terms provided herein, the funds in the Liquidating Escrow Account and the Loan shall be held for the benefit of the Holders and neither AcquisitionCo nor Parent shall have any interest in such funds except to the extent of adjustments and the return of such funds to AcquisitionCo in accordance with the terms and conditions of this Agreement.

Section 2.04. U.S. Tax Treatment of the Liquidating Escrow Account. The parties hereto agree to treat, for U.S. federal income tax purposes, the Liquidating Escrow Account as a “contingent-at-closing escrow” within the meaning of Proposed Treasury Regulations Section 1.468B-8(b) and to treat AcquisitionCo (or, if AcquisitionCo is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the person treated as AcquisitionCo’s owner for U.S. federal income tax purposes) for all periods (or portions thereof) prior to the “determination date” (as defined in Proposed Treasury Regulations Section 1.468B-8(b)(3)) as owning the funds deposited into the Liquidating Escrow Account (including all income earned from the investment or reinvestment of such funds). For U.S. federal income tax purposes, Parent and its affiliates shall, and shall use commercially reasonable efforts to cause the Escrow Agent to, report all taxable income, if any, attributable to funds deposited into the Liquidating Escrow Account and make any applicable withholding on a basis consistent with the foregoing characterization, except to the extent otherwise required by a change in applicable U.S. federal income tax law after the date of the Arrangement Agreement.

8

ARTICLE 3

EVRS AND CONTINGENT RESOURCE PAYMENTS

Section 3.01. CRPs. Pursuant to Clause 3.1(d) of the Plan of Arrangement, AcquisitionCo shall make one Contingent Resource Payment to the holders of Company Shares for each Company Share (other than any Dissent Share) held by a holder, and payment thereof for each Company Share shall be satisfied by the payment of the CRP for each Company Share, free and clear of and without deductions for taxes, if any, imposed under Part XIII of the Income Tax Act (Canada), to the Escrow Agent to hold as agent for and on behalf of the holders of Company Shares in the Liquidating Escrow Account pursuant to the terms of this Agreement.

Section 3.02. Issuance of EVRs. At the Effective Time, AcquisitionCo shall issue to the holders of Company Shares one EVR for each Company Share (other than any Dissent Shares) held by such holder. If, after the Effective Time and prior to the satisfaction of the Payment Condition, any holder of Company Shares who was a Dissenting Shareholder at the Effective Time shall have validly withdrawn or been deemed to have withdrawn the exercise of Dissent Rights with respect to any Dissent Shares, AcquisitionCo shall issue to the former holders of such Dissent Shares one EVR for each such Dissent Share in respect of which Dissent Rights have been so withdrawn or deemed withdrawn (in which case, such Dissent Shares shall cease as of the Effective Time to be considered “Dissent Shares” for purposes of this Agreement, and thereafter shall be treated as Company Shares for which Dissent Rights have not been exercised). The Escrow Agent shall register the applicable number of EVRs for the holders of Company Shares or former Dissent Shares described in the preceding sentences in the EVR Register.

Section 3.03. Nontransferable. A Holder may not at any time Transfer an EVR, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect.

Section 3.04. No Certificate; Registration; Registration of Transfer; Change of Address. (a) EVRs will not be evidenced by a certificate or other instrument.

(b) The Escrow Agent will maintain an up-to-date register for the Liquidating Escrow Account (the “EVR Register”) for the purposes of (i) identifying the Holders and (ii) registering EVRs and Permitted Transfers thereof. The EVR Register will initially show one position for Cede & Co. representing all Company Shares (other than any Dissent Shares) held by DTC on behalf of the beneficial street holders of the Company Shares as of immediately prior to the Effective Time. The Escrow Agent will update the EVR Register to reflect the information it receives pursuant to Section 6.01. The Escrow Agent shall provide a copy of the EVR Register to the Holder Committee at its reasonable request, but, in any event, not more than once a calendar quarter.

(c) Subject to the restriction on transferability set forth in Section 3.03, every request made to Transfer an EVR must be in writing and accompanied by a written instrument of Transfer and other requested documentation in form reasonably satisfactory

9

to the Escrow Agent, duly executed by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Escrow Agent will, subject to its determination that the Transfer instrument is in proper form and the Transfer is a Permitted Transfer and otherwise complies with the other terms and conditions of this Agreement, register the Transfer of the applicable EVR’s balance in the EVR Register. All Transfers of EVRs registered in the EVR Register will entitle the transferee to the same benefits and rights under this Agreement as those held by the transferor. Upon a Permitted Transfer, the transferee shall provide the appropriate forms and information as described under Section 3.05(g) to the Escrow Agent at the time of the transfer. Any Transfer of EVRs will be without charge (other than the cost of any transfer tax) to the applicable Holder. The Escrow Agent may consult with AcquisitionCo prior to effecting and registering any Permitted Transfer and shall not have any liability in relying on any direction received from AcquisitionCo.

(d) A Holder may make a written request to the Escrow Agent to change such Holder’s address of record in the EVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Escrow Agent will promptly record the change of address in the EVR Register.

Section 3.05. Payment Procedures. (a) If the Payment Condition occurs, then AcquisitionCo will, as soon as practicable (and in any event not later than ten Business Days) after the date that the Payment Condition has been satisfied, deliver to the Holder Committee and the Escrow Agent a notice in writing (the “Achievement Certificate”) that the Payment Condition has been satisfied, which notice shall include the amount of the Aggregate CRP Payment and the amount of the Distributable CRP Payment and Loan Proceeds Payment in respect of each EVR. Acquisition Co will also, subject to Applicable Confidentiality Obligations, disclose the result of the Interim Resource Certification to the Escrow Agent and the Holder Committee (and AcquisitionCo shall use its commercially reasonable efforts to obtain any consents required in order to make such disclosure, or to otherwise cause such disclosure to be permitted under Applicable Confidentiality Obligations, including ensuring that any agreed-upon extensions or amendments to the Applicable Confidentiality Obligations include language permitting such disclosure). The Escrow Agent will promptly (and in any event, within 10 days after receipt) deliver a copy of such Achievement Certificate to the Holders. The Escrow Agent will deliver to AcquisitionCo and the Holder Committee a certificate certifying the date of delivery of such Achievement Certificate to the Holders.

(b) After receipt of the Achievement Certificate, the Escrow Agent will promptly (and in any event within 10 days after the Loan Payment Date) liquidate, release and pay from the Liquidating Escrow Account, by check mailed, first-class postage prepaid, to the address of each Holder or by any other method of delivery as specified by the applicable Holder in writing to the Escrow Agent, an amount in cash equal to (i) the number of EVRs registered to such Holder in the EVR Register, multiplied by (ii) a sum equal to (A) the Distributable CRP Payment plus (B) the Loan Proceeds Payment. For the avoidance of doubt, (i) each of the requirements of the

10

Payment Condition must be fully satisfied for any Distributable CRP Payment or Loan Proceeds Payment to be made, and the Holders will not be entitled to, and AcquisitionCo will not be liable for, any such payments in the event of any partial satisfaction of the Payment Condition, and (ii) from and after the date of the Achievement Certificate, each EVR shall represent an amount equal to the sum of the Distributable CRP Payment and Loan Proceeds Payment and, on release and payment of the cash proceeds hereunder shall be satisfied in full. The Escrow Agent shall not have any obligation to determine whether each of the requirements of the Payment Condition have occurred, but shall conclusively rely on its receipt of the Achievement Certificate as evidence that each of such requirements has occurred.

(c) If the Interim Resource Certification has been completed, the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement and the volume of PRL 15 2C Resources is equal to or less than 6.2 Tcfe, then promptly (and in any event not later than 10 Business Days) after the completion of the Interim Resource Certification, AcquisitionCo will deliver to the Escrow Agent and the Holder Committee an Officer’s Certificate (the “Non-Achievement Certificate”) certifying that the Payment Condition has not been satisfied and is incapable of being satisfied and that AcquisitionCo has complied in all material respects with its obligations under this Agreement. The Escrow Agent will promptly (and in any event, within 10 days after receipt) deliver a copy of such Non-Achievement Certificate to the Holders. The Escrow Agent will deliver to AcquisitionCo and the Holder Committee a certificate certifying the date of delivery of such certificate to the Holders.

(d) If the Required Holders dispute either (x) the calculation of the Distributable CRP Payment or Loan Proceeds Payment set forth in the Achievement Certificate or (y) AcquisitionCo’s assertion in the Non-Achievement Certificate that the Payment Condition has not been satisfied and is incapable of being satisfied due to the occurrence of the criteria described in the first sentence of Section 3.05(c), no later than 30 Business Days after the date of delivery of the Achievement Certificate or Non-Achievement Certificate, as applicable (the “Dispute Period”), the Required Holders may provide AcquisitionCo and the Escrow Agent with written notice (the “Dispute Notice”) of such dispute (together with, if applicable and based on the information reasonably available to the Holders or the Required Holders, such Required Holders’ calculation of the Distributable CRP Payment and the Loan Proceeds Payment) in reasonable detail (the matters so disputed, the “Disputed Matters”); provided that the volume of PRL 15 2C Resources as determined by the Interim Resource Certification pursuant to the Total Sale Agreement shall be final, binding and conclusive upon the Holders and the Required Holders and shall not qualify as a Dispute Matter and shall not be, directly or indirectly, subject to review, challenge, dispute or adjustment pursuant to this Section 3.05(d) (it being understood that this proviso shall not prevent or restrict the Holders from asserting or disputing whether AcquisitionCo has complied with its express obligations under Section 6.02). Any Dispute Notice shall be required to be executed by Holders representing the Required Holders and the Escrow Agent may rely on the validity of the signatures contained thereon and shall incur no liability in relying on the validity of the signatures contained thereon. If the Required Holders do not deliver a Dispute Notice on or prior to the expiration date of the Dispute Period, the Holders will

11

be deemed to have accepted the Achievement Certificate or Non-Achievement Certificate, as applicable, and AcquisitionCo and its affiliates will have no further obligation with respect to the EVRs, the Distributable CRP Payments or the Loan Proceeds Payments, subject, in the case of the delivery of an Achievement Certificate, to the payments to be made by the Escrow Agent in accordance with Section 3.05(b). If the Required Holders deliver a Dispute Notice on or prior to the expiration date of the Dispute Period, for 20 days following the delivery of a Dispute Notice, AcquisitionCo and such Required Holders shall attempt in good faith to resolve the Disputed Matters. If AcquisitionCo and such Required Holders successfully resolve the Disputed Matters, AcquisitionCo and such Required Holders shall execute and deliver a joint notice (a “Joint Resolution Notice”) to the Escrow Agent informing the Holder Committee and the Escrow Agent of the resolution of the Disputed Matters and the Required Holders and AcquisitionCo shall jointly direct the Escrow Agent as to the precise distribution of the Liquidating Escrow Account. If AcquisitionCo and such Required Holders fail to resolve such Disputed Matters within such 20-day period, either AcquisitionCo or such Required Holders may each submit the unresolved Disputed Matters to the Independent Referee for final determination. If the Disputed Matters are submitted to the Independent Referee for resolution, AcquisitionCo shall furnish to the Independent Referee such access and documents and information related to the Disputed Matters (upon reasonable advance notice and during normal business hours) as the Independent Referee may reasonably request and as are reasonably available to AcquisitionCo. Subject to Applicable Confidentiality Obligations, the Independent Referee shall deliver to AcquisitionCo, the Holder Committee, the Escrow Agent and the Holders, as promptly as practicable (and in any event within 30 days after its appointment), a report (the “Independent Referee Report”) setting forth the Independent Referee’s determination with respect to the Disputed Matters and jointly directing the Escrow Agent as to the precise distribution of the Liquidating Escrow Account; provided that the Independent Referee’s determination with respect to each Disputed Matter shall be no more favorable to AcquisitionCo than as reflected in the Achievement Certificate or Non-Achievement Certificate, as applicable, and no more favorable to the Holders than as reflected in the Dispute Notice. The Escrow Agent shall promptly (and in any event within 10 days after receipt) deliver the Independent Referee Report to the Holders and the Holder Committee. The determination of the Independent Referee with respect to the Disputed Matters shall be final, conclusive and binding on AcquisitionCo, the Holder Committee and the Holders, shall be non-appealable and shall not be subject to further review. The fees and expenses charged by the Independent Referee shall be borne by AcquisitionCo, except to the extent that the Independent Referee Report finds in favor of AcquisitionCo on all Disputed Matters, in which case such fees and expenses shall be borne by the Required Holders; provided that, for greater certainty, the Required Holders shall not be responsible for any fees and expenses of AcquisitionCo. The Independent Referee shall enter into a reasonable and mutually satisfactory confidentiality agreement with AcquisitionCo obligating the Independent Referee to retain all information disclosed to it in confidence in accordance with the terms of such confidentiality agreement, and the Independent Referee shall only include information in the Independent Referee Report, the disclosure of which would not, in the Independent Referee’s reasonable discretion (after consultation with AcquisitionCo), violate the Applicable Confidentiality Obligations.

12

The Holder Committee may (but shall not be required to), with the consent of the Required Holders, act on behalf of the Required Holders with respect to any Disputed Matters as if the Holder Committee were the Required Holders and the provisions of this Section 3.05(d) shall apply mutatis mutandis; provided that the Holder Committee shall promptly provide AcquisitionCo, at AcquisitionCo’s request, evidence of such consent.

(e) If the Required Holders deliver a Dispute Notice pursuant to Section 3.05(d), and following the conclusion of the procedures set forth in Section 3.05(d), it is finally determined (whether through (x) mutual agreement of AcquisitionCo and the Required Holders or (y) determination of the Independent Referee under the Independent Referee Report) that the Distributable CRP Payment and Loan Proceeds Payment, if any, are in excess of the amounts set forth in the Achievement Certificate or Non-Achievement Certificate (the portion not paid under Section 3.05(b) in relation to each EVR, the “Payment Shortfall”), AcquisitionCo shall promptly (and in any event within two Business Days) after the delivery of the Joint Resolution Notice or Independent Referee Report, as applicable, to the Escrow Agent cause an aggregate amount in cash equal to (A) the Payment Shortfall multiplied by (B) the number of EVRs to be deposited with the Escrow Agent into the Liquidating Escrow Account. For greater certainty, any funds released from the Liquidating Escrow Account to AcquisitionCo under Section 3.05(k) shall, to the extent of the aggregate Payment Shortfall, be deemed to have been held by AcquisitionCo as agent and nominee for and on behalf of the Holder until it is deposited with the Escrow Agent. Upon receipt of such aggregate amount, the Escrow Agent shall promptly (and in any event within 10 days after the receipt thereof) liquidate, release and pay from the Liquidating Escrow Account, by check mailed, first-class postage prepaid, to the address of each Holder or by any other method of delivery as specified by the applicable Holder in writing to the Escrow Agent, an amount in cash equal to (1) the number of EVRs registered to such Holder in the EVR Register, multiplied by (2) the Payment Shortfall.

(f) (i) Any Distributable CRP Payment and any amount paid with respect to any Payment Shortfall (except to the extent attributable to any Loan Proceeds Payment) shall be made free and clear of and without deduction for taxes, if any, imposed under Part XIII of the Income Tax Act (Canada).

(ii) Subject to Section 3.01 and Section 3.05(f)(i), AcquisitionCo, the Borrower and the Escrow Agent (each, a “Payor”) will be entitled to deduct and withhold, or cause to be deducted and withheld, from any Distributable CRP Payment, Loan Proceeds Payment, Payment Shortfall, or any amount otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to any and all current or future taxes, levies, imposts, deductions, charges or withholdings imposed or asserted by the United States, Canada or the jurisdiction of the Borrower, and all interest, penalties and other liabilities with respect thereto (“Taxes”). To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. However, the portion of any Loan

13

Proceeds Payment (or any other amount) that is paid in respect of Accrued Interest (an “Interest Payment”) by or on behalf of a Payor shall be made free and clear of and without deduction for Taxes, unless required by applicable Law. If a Payor must withhold or deduct any Taxes from or in respect of any such Interest Payment, then the Payor shall make such withholding or deduction and timely pay the full amount withheld or deducted to the relevant governmental authority in accordance with applicable Law, and, subject to Section 3.05(g) below, the sum payable in respect of such Interest Payment shall be increased by the amount (an “additional amount”) necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional amounts payable under this Section 3.05(f)(ii)) the applicable recipient shall receive an amount equal to the sum it would have received had no such withholdings or deductions been made.

(iii) Subject to Section 3.05(g) below, AcquisitionCo agrees to indemnify each Holder for the full amount of taxes imposed under Part XIII of the Income Tax Act (Canada) on or with respect to any Interest Payment made or deemed to have been made by any Payor hereunder paid by such Holder and any liability (including penalties, interest and expenses (including reasonable attorneys’ fees and expenses)) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted by the relevant governmental authority.

(g) Each Holder shall, (i) prior to the Effective Time and upon any transfer described in Section 3.04(c), provide to the Payor, upon request, (A) a valid U.S. Internal Revenue Service Form W-8 or W-9 (or any successor forms thereto), as applicable, and (B) any other certificate or information reasonably requested by the Payor to permit payments to be made pursuant to this Agreement without deduction for withholding Taxes and,(ii) at such other times thereafter upon reasonable request of the Payor, provide any of the foregoing forms, certificates or information. Notwithstanding anything to the contrary in this Agreement, no Person shall have any obligation to pay additional amounts or shall have any indemnification obligation with respect to Taxes (other than taxes imposed under Part XIII of the Income Tax Act (Canada) described in Section 3.01 or Section 3.05(f)(i)) that are imposed with respect to payments made pursuant to this Agreement as a result of a Holder’s failure to deliver the relevant documentation or information pursuant to this Section 3.05(g) or Section 3.04(c).

(h) Any portion of a Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall that remains undistributed to the Holders nine months after the Loan Payment Date will be liquidated and delivered by the Escrow Agent to AcquisitionCo, and any Holder will thereafter look only to AcquisitionCo for release and payment of such Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall. For greater certainty, any funds delivered under this section to AcquisitionCo shall, to the extent of the Distributable CRP Payment, Loan Proceeds Payment and Payment Shortfall, be deemed to be held by AcquisitionCo as agent and nominee for and on behalf of the Holder.

14

(i) If any Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall (or portion thereof) remains unclaimed by a Holder two years after such payment (or immediately prior to such earlier date on which such payment would otherwise escheat to or become the property of any Governmental Entity), such payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of AcquisitionCo, free and clear of all claims or interest of any Person previously entitled thereto. Neither AcquisitionCo nor the Escrow Agent will be liable to any Person in respect of a Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. Escrow Agent shall have no duty or responsibility to determine compliance with the applicable Laws mentioned above. Escrow Agent shall not take any other action in connection with this Section 3.05(j) unless it has received written instruction from AcquisitionCo and a certificate from an appropriate officer of AcquisitionCo which states that such action is in compliance with this Section and applicable Law.

(j) After payment has been made in full to the Holders pursuant to this Agreement, the Escrow Agent will promptly (and in any event within one Business Day) after such payment liquidate, return and pay to AcquisitionCo from the Liquidating Escrow Account an amount in cash equal to the balance of funds in the Liquidating Escrow Account after all such payments have been made to Holders, by wire transfer of immediately available funds to the account specified by AcquisitionCo. If a Non-Achievement Certificate is delivered to the Escrow Agent, after the Dispute Expiration Time has occurred, and upon receiving the written direction of AcquisitionCo to make such payment, the Escrow Agent will promptly (and in any event within one Business Day) after the Loan Repayment Date in respect of such Non-Achievement Certificate as set forth in clause (ii) of Section 2.03(c), liquidate and pay to AcquisitionCo from the Liquidating Escrow Account an amount in cash equal to the amount of funds in the Liquidating Escrow Account at such time, by wire transfer of immediately available funds to the account specified by AcquisitionCo.

Section 3.06. No Voting, Dividends or Interest; No Equity or Ownership Interest. (a) EVRs will not have any voting or dividend rights, and, except for an entitlement to the Loan Proceeds Payment, interest will not accrue on any amounts payable in respect of EVRs.

(b) EVRs will not represent any equity or ownership interest in AcquisitionCo or any of its affiliates.

Section 3.07. Ability to Abandon EVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in an EVR by surrendering such EVR to AcquisitionCo without consideration therefor, and such rights will be cancelled. Nothing in this Agreement is intended to prohibit AcquisitionCo or its affiliates from offering to settle or acquire, or settling or acquiring EVRs, in private transactions or otherwise, for consideration in its sole discretion; provided that such consideration consists solely of cash consideration. Any EVRs settled or acquired by AcquisitionCo or any of its affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Required Holders and Article 7.

15

Section 3.08. U.S. Federal Income Tax Reporting. (a) Parent and its affiliates shall, and shall use commercially reasonable efforts to cause the Escrow Agent or any other person that has information reporting or withholding obligations for U.S. federal income tax purposes with respect to the delivery or payment of the Consideration to treat, for U.S. federal income tax purposes, each Holder as having received at the Effective Time, a contingent right to receive a cash payment following occurrence of the Payment Condition pursuant to this Agreement (and, for the avoidance of doubt, not to treat any Holder, for U.S. federal income tax purposes, as having received any portion of the CRP unless and until the “determination date” as such term is defined in Proposed Treasury Regulations Section 1.468B-8(b)(3)). For U.S. federal income tax purposes, the fair market value of such contingent right shall be deemed to be equal to the excess of (i) the fair market value of the Company Share to be exchanged by such Holder over (ii) the fair market value of the Parent Share(s) to be received by such Holder with respect to such Company Share pursuant to the Plan of Arrangement, all on the day prior to the Effective Date; provided, however, that if, as a result of a change in applicable U.S. federal income tax law after the date of the Arrangement Agreement or abnormal trading in either the Company Shares or Parent Shares on the day prior to the Effective Date, there is no reasonable basis for using the value of the CRP determined in the manner described above, Parent and the Company shall jointly select an independent expert to determine the fair market value of the CRP, which valuation shall be binding on the parties for U.S. federal income tax purposes. For the avoidance of doubt, the Holders may be required to include a portion of the Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall as interest in accordance with Section 483 of the Internal Revenue Code of 1986, as amended.

(b) The Escrow Agent shall prepare and file with the appropriate governmental agency and mail to each Holder, as applicable, all appropriate tax information forms, including but not limited to Forms 1099-B, covering payments or any other distributions made by the Escrow Agent pursuant to this Agreement during each calendar year, or any portion thereof, during which the Escrow Agent performs services hereunder, as described in the Tax Instruction/Cost Basis Information Letter attached hereto as Exhibit A. To the extent of any conflict between clause (a) of this Section 3.08 and the information contained in the Tax Instruction/Cost Basis Information Letter, the Escrow Agent shall be entitled to rely on the Tax Instruction/Cost Basis Information Letter.

ARTICLE 4

THE ESCROW AGENT

Section 4.01. Certain Duties and Responsibilities. The Escrow Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Escrow Agent (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

16

Section 4.02. Certain Rights of Escrow Agent. (a) The Escrow Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied duties, covenants or obligations will be read into this Agreement against the Escrow Agent.

(b) The Escrow Agent may rely and will be protected by AcquisitionCo in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c) Whenever the Escrow Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Escrow Agent may (i) rely upon an Officer’s Certificate, which Officer’s Certificate shall be full authorization and protection to the Escrow Agent, and (ii) incur no liability and be held harmless by AcquisitionCo for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Escrow Agent may engage and consult with counsel of its selection (who may be legal counsel for the Escrow Agent or an employee of the Escrow Agent), and the written advice or opinion of such counsel will be full and complete authorization and protection in respect of any action taken or not taken by the Escrow Agent hereunder in reliance thereon.

(e) Any permissive rights of the Escrow Agent hereunder will not be construed as a duty.

(f) The Escrow Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) AcquisitionCo agrees to indemnify the Escrow Agent and its affiliates, directors, officers, employees, representatives and agents (collectively, “Indemnified Parties”) for, and to hold the Indemnified Parties harmless from and against, any loss, liability, damage or expense (including to the fullest extent permitted by Law any loss, liability or expense incurred as a result of claims for special, punitive, incidental, indirect or consequential loss or damages of any kind whatsoever) (each, a “Loss”) suffered or incurred by the Indemnified Parties and arising out of or in connection with the Escrow Agent’s performance of its obligations under this Agreement, including the reasonable costs and expenses of defending the Indemnified Parties against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such Loss has been determined by a court of competent jurisdiction to have resulted from the Escrow Agent’s gross negligence, bad faith or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

(h) In addition to the indemnification provided under Section 4.02(g), AcquisitionCo agrees to (i) pay the fees of the Escrow Agent in connection with the Escrow Agent’s performance of its obligations hereunder, as agreed upon in writing by

17

the Escrow Agent and AcquisitionCo on or prior to the date of this Agreement, and (ii) reimburse the Escrow Agent promptly upon demand for all reasonable and documented out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Escrow Agent in the preparation, negotiation, delivery, amendment, administration and execution of this Agreement and the performance of its obligations under this Agreement.

(i) No provision of this Agreement will require the Escrow Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Escrow Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Escrow Agent shall be fully protected and will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(k) The Escrow Agent and any shareholder, affiliate, director, officer or employee of the Escrow Agent may buy, sell or deal in any securities of Parent, AcquisitionCo or the Company or become peculiarly interested in any transaction in which Parent, AcquisitionCo or the Company may be interested, or contract with or lend money to Parent, AcquisitionCo or the Company or otherwise act as fully and freely as though it were not the Escrow Agent under this Agreement. Nothing herein will preclude the Escrow Agent from acting in any other capacity for Parent, AcquisitionCo, the Company or any other Person.

(l) The Escrow Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents.

(m) Any liability of the Escrow Agent under this Agreement will be limited to the amount of annual fees paid by AcquisitionCo to the Escrow Agent. In no event shall the Escrow Agent be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether such Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(n) In the event the Escrow Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Escrow Agent hereunder, Escrow Agent, may, in its sole discretion, refrain from taking any action unless the Escrow Agent receives written instructions signed by AcquisitionCo or the Holder Committee which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent.

(o) If any dispute between or conflicting claims by or among AcquisitionCo, Borrower, Parent, the Holder Committee and the Holders and/or any other person or

18

entity with respect to this Escrow Agreement or the Liquidating Escrow Account arises, the Escrow Agent may, in its sole discretion, refrain from complying with any claim, notice, instruction, direction, request or other communication, paper or document so long as such dispute or conflict shall continue, and shall not be liable in any way to AcquisitionCo, Borrower, Parent, the Holder Committee, the Holders or any other person or entity for failure or refusal to comply with such conflicting claims, notices, instructions, directions, requests, communications, papers or documents until the Escrow Agent is satisfied, in its sole discretion, that such conflicting claims, notices, instructions, directions, requests, communications, papers or documents have been definitively determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction or settled by agreement between the conflicting parties as evidenced in a writing satisfactory to the Escrow Agent.

(p) AcquisitionCo’s obligations under this Section 4.02 will survive the resignation or removal of any Escrow Agent and the termination of this Agreement.

Section 4.03. Resignation and Removal; Appointment of Successor. (a) The Escrow Agent may resign at any time by giving written notice to AcquisitionCo, specifying a date when such resignation will take effect, which notice will be given at least 30 days prior to the date so specified.

(b) AcquisitionCo will have the right to remove the Escrow Agent at any time by giving written notice to the Escrow Agent, specifying a date when such removal will take effect, which notice will be given at least 60 days prior to the date so specified.

(c) If the Escrow Agent resigns, is removed or become incapable of acting, AcquisitionCo will promptly appoint a qualified successor Escrow Agent. Notwithstanding the foregoing, if AcquisitionCo fails to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Escrow Agent, then the incumbent Escrow Agent may apply to any court of competent jurisdiction for the appointment of a new Escrow Agent. The successor Escrow Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 4.03(c) and Section 4.04, become the Escrow Agent for all purposes hereunder. Until a successor Escrow Agent has been appointed, the Escrow Agent shall have no further duties under this Agreement and the sole responsibility of the Escrow Agent under this Agreement shall be to maintain the Liquidating Escrow Amount.

(d) AcquisitionCo will give notice of each resignation or removal of the Escrow Agent and each appointment of a successor Escrow Agent in accordance with Section 8.02. Each notice will include the name and address of the successor Escrow Agent. If AcquisitionCo fails to send such notice within 10 Business Days after acceptance of appointment by a successor Escrow Agent, the successor Escrow Agent may, at its option, cause the notice to be mailed at the expense of AcquisitionCo.

(e) Notwithstanding anything to the contrary in this Section 4.03, unless consented to in writing by the Required Holders, AcquisitionCo will not appoint as a

19

successor Escrow Agent any Person that is not a stockholder services company, stock transfer agent of national reputation or the corporate trust department of a commercial bank or one or more affiliated entities thereof.

(f) The Escrow Agent will use reasonable efforts to cooperate with AcquisitionCo and any successor Escrow Agent in connection with the transition of the duties and responsibilities of the Escrow Agent to the successor Escrow Agent, including transferring the EVR Register to the successor Escrow Agent.

Section 4.04. Acceptance of Appointment by Successor. Every successor Escrow Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to AcquisitionCo and to the retiring Escrow Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Escrow Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Escrow Agent; provided that upon the request of AcquisitionCo or the successor Escrow Agent, such resigning or removed Escrow Agent will execute and deliver an instrument transferring to such successor Escrow Agent all the rights, powers and trusts of such resigning or removed Escrow Agent.

Section 4.05. Applicable Banking Law. In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States (“Applicable Banking Law”), the Escrow Agent is required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Escrow Agent. Accordingly, each of the parties agree to provide to the Escrow Agent, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Escrow Agent to comply with Applicable Banking Law.

Section 4.06. Subcontractors and Unaffiliated Third Parties. (a) The Escrow Agent may, without further consent of any party hereto, subcontract with (i) any of its affiliates, or (ii) unaffiliated subcontractors for such services as may be required from time to time (e.g., lost stockholder searches, escheatment, telephone and mailing services); provided, however, that the Escrow Agent (i) shall be fully responsible for the acts and omissions of its affiliate as it is for its own acts and omissions and (ii) shall not be liable for the acts and omissions of any subcontractor absent willful misconduct, bad faith or gross negligence of the Escrow Agent in the selection of such subcontractor (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

(b) Nothing herein shall impose any duty upon the Escrow Agent in connection with or make the Escrow Agent liable for the actions or omissions to act of unaffiliated third parties (other than subcontractors referenced in Section 4.06 of this Agreement) such as, by way of example and not limitation, airborne services, delivery services, the U.S. mails, and telecommunication companies; provided that if the Escrow Agent selected such company, the Escrow Agent shall not be liable for the acts and omissions of such unaffiliated third party absent willful misconduct, bad faith or gross negligence of the Escrow Agent in the selection of such unaffiliated third party (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

20

ARTICLE 5

HOLDER COMMITTEE

Section 5.01. Establishment; Actions. Each Holder, by virtue of its acceptance of an EVR, shall be deemed to have consented and agreed to (i) the establishment of a Holder Committee (the “Holder Committee”), consisting of two members (each a “Holder Committee member”), having the powers, authority and rights set forth in this Agreement, (ii) the appointment of Michael Hession and Chris Finlayson, each of whom were members of the Board of Directors of the Company immediately prior to the Effective Time, as the initial Holder Committee members and (iii) appoint the Holder Committee as agent for and on behalf of the Holders for the purposes set forth in this Agreement, and the Holder Committee is hereby appointed, as agent for and on behalf of the Holders for the purposes set forth in this Agreement. The Holder Committee may act only with the unanimous resolution of the Holder Committee members.

Section 5.02. Certain Duties, Responsibilities and Rights. (a) All rights of action under this Agreement may be enforced by the Holder Committee with Required Holders approval; provided that nothing in this Agreement shall require the Holder Committee to act on behalf of, or enforce any rights of, the Holders or the Required Holders. Any claim, action, suit, audit, investigation or proceeding instituted by the Holder Committee will be brought in its name as the Holder Committee and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the EVR Register. Each Holder Committee member shall be paid an amount to be agreed between such member and AcquisitionCo for so long as such member is a member of the Holder Committee.

(b) The Holder Committee, and each member thereof, will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the Holder Committee; provided that, for the avoidance of doubt, this Section 5.02 shall not limit in any respect a member of the Holder Committee’s liability under any confidentiality agreement between such member and AcquisitionCo for a breach thereof. AcquisitionCo agrees to indemnify the Holder Committee, and each member thereof, for, and to hold the Holder Committee, and each member thereof, harmless from and against, any Loss suffered or incurred by the Holder Committee or such member and arising out of or in connection with the Holder Committee or such member’s performance of its obligations under this Agreement, including the reasonable costs and expenses of defending the Holder Committee, and each member thereof, against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such Loss has been determined by a court of competent jurisdiction to have resulted from such member’s bad faith or willful misconduct. AcquisitionCo’s obligations under this Section 5.02(b) to indemnify the Holder Committee and each member thereof will survive the resignation or removal of any Holder Committee member and the termination of this Agreement.

21

(c) In addition to the indemnification provided under Section 5.02(b), AcquisitionCo agrees to reimburse the Holder Committee promptly upon demand for all reasonable and documented (as applicable) out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Holder Committee in the performance of its obligations under this Agreement, except that AcquisitionCo will have no obligation to pay the fees of the Holder Committee or reimburse the Holder Committee in connection with any lawsuit initiated by the Holder Committee on behalf of itself or the Holders, if a court of competent jurisdiction finds that such lawsuit was commenced in bad faith and such finding is not subject to further appeal; provided that any Person to whom expenses and charges are reimbursed shall provide an undertaking to repay such reimbursed amounts if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to be reimbursed for such amounts.

(d) No provision of this Agreement will require the Holder Committee or any member thereof to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(e) Each Holder Committee member must enter into a reasonable and mutually satisfactory confidentiality agreement with AcquisitionCo obligating such member to retain all information disclosed to it in confidence in accordance with the terms of such confidentiality agreement.

(f) The Holder Committee and the Holder Committee members shall be entitled to communicate freely with Holders; provided that the Holder Committee and the Holder Committee members shall not disclose any information to Holders that is subject to Applicable Confidentiality Obligations for so long as such Applicable Confidentiality Obligations remain in effect with respect to such information.

Section 5.03. Resignation; Appointment of Successor. (a) Any Holder Committee member may resign at any time by giving written notice to AcquisitionCo and the other Holder Committee members, specifying a date when such resignation will take effect, which notice will be given at least 60 days prior to the date so specified (or, if earlier, the appointment of the successor Escrow Agent).

(b) If any Holder Committee member shall resign, die or become incapacitated or shall otherwise become unable or unwilling to act as a Holder Committee member hereunder, the remaining Holder Committee member shall appoint a successor. If both Holder Committee members simultaneously resign, die or become incapacitated or otherwise become unable or unwilling to act as Holder Committee members, then (i) a new Holder Committee member shall be appointed by AcquisitionCo; provided, that such successor Holder Committee member must have been a former or current director or senior officer of the Company prior to the Effective Time and (ii) such successor new Holder Committee member shall appoint the second Holder Committee member.

22

(c) Any Holder Committee member may also be a Holder or an officer, director, employee or affiliate of a Holder or AcquisitionCo and in such case will continue to have all the rights of a Holder to the same extent as if he or she were not a Holder Committee member.

(d) Every successor Holder Committee member appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to AcquisitionCo and to the Escrow Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Holder Committee member, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of a Holder Committee member.

Section 5.04. No Duties. Each Holder Committee member will act in good faith in performing their duties as members of the Holder Committee as contemplated by this Agreement. No Holder Committee member owes any duty of care, or will otherwise be liable, to the Holders in respect of the performance of their duties as members of the Holder Committee.

Section 5.05. Meetings; Information; No Decision-Making Authority. (a) The Holder Committee may establish its own procedures for meetings, provided that the Holder Committee shall meet at least once every month with appropriate representatives of AcquisitionCo. The Holder Committee members may participate in and hold meetings by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(b) To the extent permitted under Applicable Confidentiality Obligations, and subject to Section 5.02(f):

(i) AcquisitionCo shall, upon reasonable request from the Holder Committee (and, in any event, at least once every month) provide the Holder Committee with a report on the progress of the Interim Resource Certification which shall include, without limitation, reasonable detail regarding the anticipated next steps with respect to the Interim Resource Certification, as well as a timeline with respect thereto.

(ii) If AcquisitionCo or any of its affiliates, or any of their respective directors, are required to make any material decisions with respect to the Interim Resource Certification, AcquisitionCo shall, and shall cause its affiliates to, provide the Holder Committee with the material information that is provided to, or will be relied upon by, AcquisitionCo or any of its affiliates, or any of their respective directors in making its decision.

(c) For greater certainty, the Holder Committee shall not have any decision-making authority with respect to the Interim Resource Certification, but shall be entitled to make recommendations on such matters to AcquisitionCo or any of its affiliates with respect to the Interim Resource Certification.

23

ARTICLE 6

COVENANTS

Section 6.01. List of Holders. AcquisitionCo will furnish or cause to be furnished to the Escrow Agent, in such form as AcquisitionCo receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the initial Holders as soon as reasonably practicable following the Effective Date.

Section 6.02. AcquisitionCo Undertakings. (a) AcquisitionCo will ensure that the volume of the PRL 15 2C Resources is determined in a manner that is consistent with the Interim Resource Certification procedure set out in the Total Sale Agreement.

(b) AcquisitionCo will not, and will cause SPI (208) Limited not to:

(i) assign, transfer, waive or limit its rights under the Total Sale Agreement;

(ii) amend the Total Sale Agreement in any way that affects the timing of the completion of the Interim Resource Certification, the determination of the PRL 15 2C Resources or the amount of, the payment of, or the timing of payment of, the Interim Resource Payment, or restricts the permitted disclosure of the results of the Interim Resource Certification beyond the restrictions in place on the date hereof; or

(iii) terminate the Total Sale Agreement;

in each of clauses (i), (ii) and (iii), whether directly or indirectly, or by amendment or side agreement, arrangement or understanding. For the avoidance of doubt, nothing in this Section 6.02(b) prevents or restricts Parent, SPI(208) Limited or any of their respective affiliates from agreeing to amend the Total Sale Agreement other than as specifically set out in Section 6.02(b)(ii).

(c) Without limiting Section 6.01(a), Parent and AcquisitionCo shall not, and shall cause their affiliates not to, enter into any agreement, arrangement or understanding (whether or not specifically relating to the Total Sale Agreement or the Interim Resource Certification) with Total or any of its affiliates, which has the intent or purpose of reducing, or which would, directly or indirectly, (i) result in a reduction of, the Interim Resource Payment, (ii) affect the timing of the Interim Resource Certification, the determination of the PRL 15 2C Resources or the amount of, the payment of, or the timing of payment of, the Interim Resource Payment, or (iii) restrict the permitted disclosure of the results of the Interim Resource Certification beyond the restrictions in place on the date hereof.

24

(d) AcquisitionCo will cause SPI (208) Limited to in good faith enforce its rights under the Total Sale Agreement in respect of the Interim Resource Certification and the determination of the PRL 15 2C Resources.

(e) AcquisitionCo will not enter into any legal arrangements that would result in Total or its Subsidiaries becoming directly liable to make payments to the Holders in connection with the EVRs.

(f) AcquisitionCo will cause its Subsidiaries to support continued drilling of the Antelope-7 well.

(g) AcquisitionCo will, during the period commencing on the date hereof and ending on the date that all the EVRs are satisfied in full ensure that SPI (208) Limited continues to be registered under the Companies Act 1997 (PNG).

(h) AcquisitionCo will cause its Subsidiaries not to agree to the commencement of the Interim Resource Certification, and contest any purported notice received pursuant to Clause 3.3(a) of the Total Sale Agreement, until such time as the drilling and testing of the Antelope-7 well has concluded.

(i) To the extent permitted under the Total Sale Agreement, the PRL 15 JOA and other confidentiality obligations of SPI (208) Limited and of its affiliates in effect immediately prior to the Effective Time that may restrict the disclosure of such information (“Applicable Confidentiality Obligations”), (i) AcquisitionCo will provide periodic reports (but in any case no less frequently than on a quarterly basis) on the progress of the Interim Resource Certification to the Escrow Agent to be provided to the Holders, and (ii) the Escrow Agent will promptly provide a copy of any such report to a Holder upon request free of charge. AcquisitionCo shall contemporaneously provide a copy of any such report to the Holder Committee.

(j) To the extent permitted under Applicable Confidentiality Obligations, AcquisitionCo will provide copies to the Escrow Agent of all notices given to or by AcquisitionCo in relation to the Interim Resource Certification.

(k) AcquisitionCo will carry on and conduct its business in a proper and efficient manner.

(l) AcquisitionCo will keep or cause to be kept proper books of account and enter into those books full particulars of all dealings and transactions in relation to its business.

(m) To the extent permitted under Applicable Confidentiality Obligations, upon reasonable request of the Escrow Agent, such information as the Escrow Agent reasonably considers necessary in relation to all matters necessary for the purposes of the discharge of the duties and powers vested in the Escrow Agent under this Agreement or imposed upon it by applicable Law.

25

(n) AcquisitionCo will promptly provide the Escrow Agent copies of all documents and notices received by AcquisitionCo from any Holder or which it provides to any Holder.

(o) During the Interim Resource Certification process, AcquisitionCo will use its commercially reasonable efforts to retain and consult with the persons set forth on Section 5.13 of the Company Disclosure Letter in connection with the Interim Resource Certification and the determination of the PRL 15 2C Resources, including with respect to the preparation of submissions and data for delivery to the independent certifiers undertaking the Interim Resource Certification. In connection with the foregoing, AcquisitionCo will use its commercially reasonable efforts to provide such technical personnel with access to appropriate technical information (including daily drilling reports and results of drilling and testing of the Antelope-7 well) in order to facilitate such consultants in furnishing advice, analyses, consultation and related services to AcquisitionCo.

Section 6.03. Guarantee. Parent, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees the due and punctual payment and performance of all of the obligations of Borrower and AcquisitionCo under this Agreement, including to deliver the Maximum CRP Payment to the Escrow Agent, to pay the principal amount of the Loan, the Accrued Interest, any Loan Penalties and any Payment Shortfall when, as and if such payments become due, and all indemnification obligations under this Agreement (collectively, the “Guaranteed Obligations”). Parent hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Parent, Borrower or AcquisitionCo, any right to require the prior disposition of the assets of Parent, Borrower or AcquisitionCo to meet their respective obligations, notice, protest and all demands whatsoever. Parent acknowledges and agrees that such guarantee shall be a guarantee of payment and performance and not of collection and shall not be conditioned or contingent upon pursuit of any remedies against AcquisitionCo or Borrower. If AcquisitionCo or Borrower shall default in the due and punctual payment and performance of the Guaranteed Obligations, Parent will forthwith perform or cause to be performed such Guaranteed Obligations at its sole cost and expense. This guarantee may not be revoked or terminated and shall remain in full force and effect without interruption and shall be binding on Parent (and its successors and assigns) with respect to AcquisitionCo (and its successors and assigns) and Borrower (and its successors and assigns) until the Guaranteed Obligations have been satisfied in full.

Section 6.04. Applicable Confidentiality Obligations. AcquisitionCo shall use its commercially reasonable efforts to obtain any consents or other approvals required in order to permit the disclosure of the information contemplated to be disclosed hereunder to the Escrow Agent, the Holder Committee and the Holders under Applicable Confidentiality Obligations, including ensuring that any agreed-upon extensions or amendments to the Applicable Confidentiality Obligations include language permitting such disclosure.

26

ARTICLE 7

AMENDMENTS

Section 7.01. Amendments Without Consent of Holders or Holder Committee. (a) AcquisitionCo, at any time or from time to time, may unilaterally enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Holder Committee, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, adversely affect the interests of the Holders:

(i) to evidence the appointment of another Person as a successor Escrow Agent and the assumption by any successor Escrow Agent of the covenants and obligations of the Escrow Agent herein in accordance with the provisions hereof;

(ii) to add to the covenants of Parent or AcquisitionCo such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv) as may be necessary or appropriate to ensure that EVRs are not subject to registration under the U.S. Exchange Act or the U.S. Securities Act; or

(v) any other amendment to this Agreement that would provide any additional rights or benefits to the Holders and that does not adversely affect interests of any such Holder.

Upon the delivery of a certificate from an appropriate officer of AcquisitionCo and, if requested by the Escrow Agent, an opinion of counsel which states that the proposed amendment is in compliance with the terms of this Section 7.01(a), the Escrow Agent shall execute such amendment. Notwithstanding anything to the contrary contained herein, the Escrow Agent may, but will not be obligated to, enter into any amendment that adversely affects the Escrow Agent’s own rights, duties, obligations, responsibilities or protections.

(b) Promptly after the execution by AcquisitionCo and the Escrow Agent of any amendment pursuant to Section 7.01(a) or Section 7.01(b), AcquisitionCo will notify the Holders of such amendment in accordance with Section 8.02.

Section 7.02. Amendments with Consent of Holders. (a) In addition to any amendments to this Agreement that may be made by AcquisitionCo without the consent of any Holder or the Holder Committee pursuant to Section 7.01, with the consent of the Holder Committee (with Required Holders approval), AcquisitionCo, the Escrow Agent

27

may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interests of the Holders. Upon the delivery of a certificate from an appropriate officer of AcquisitionCo and, if requested by the Escrow Agent, an opinion of counsel which states that the proposed amendment is in compliance with the terms of this Section 7.02, the Escrow Agent shall execute such amendment. Notwithstanding anything to the contrary contained herein, the Escrow Agent may, but will not be obligated to, enter into any amendment that adversely affects the Escrow Agent’s own rights, duties, obligations, responsibilities or protections.

(b) Promptly after the execution by AcquisitionCo and the Escrow Agent of any amendment pursuant to the provisions of Section 7.02(a), AcquisitionCo will (or will cause the Escrow Agent to) notify the Holders of such amendment in accordance with Section 8.02.

Section 7.03. Effect of Amendments. Upon the execution of any amendment under this Article 7, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE 8

MISCELLANEOUS

Section 8.01. Notices to Escrow Agent, Parent and AcquisitionCo. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing (including facsimile transmission and e-mail transmission) and shall be given, if to the Escrow Agent, to:

Computershare Trust Company, N.A.

8742 Lucent Boulevard, Suite 225

Highlands Ranch, CO 80129

Facsimile: (303) 262-0608

Email: corporate.trust@computershare.com

Attention: Jay Ramos; Rose Stroud

with a copy to:

Computershare Trust Company, N.A.

480 Washington Boulevard

Jersey City, NJ 07310

Facsimile: (201) 680-4610

Attention: General Counsel

if to Borrower, Parent or AcquisitionCo, to:

Exxon Mobil Corporation

22777 Springwoods Village Parkway

28

Energy 2, 3A.358

Spring, TX 77389

Facsimile: (281) 353-2178

E-mail: steven.dickerson@exxonmobil.com

Attention: Steven Dickerson

with a copy, which shall not constitute notice, to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Facsimile: (212) 701-5340

E-mail:	george.bason@davispolk.com
william.chudd@davispolk.com

Attention:	George R. Bason, Jr.
William J. Chudd

if to the Holder Committee, to:

[                    ]

[Address]

Facsimile: [    ]

E-mail: [    ]

Attention: [    ]

with a copy, which shall not constitute notice to:

[                    ]

[Address]

Facsimile: [    ]

E-mail: [    ]

Attention: [    ]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Such Notice shall be deemed given and received on the date of delivery, if received on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Section 8.02. Notice to Holders. All Notices required to be given to the Holders or the Holder Committee will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to the Holder Committee or to each Holder affected by such event, as applicable, at his, her or its address set forth in the EVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders or the Holder Committee is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder or the Holder Committee will affect the sufficiency of such Notice with respect to other Holders or the Holder Committee.

29

Section 8.03. Entire Agreement. This Agreement and the Arrangement Agreement (including the exhibits and schedules thereto) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 8.04. Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Holder Committee, Parent, SPI (208) Limited, AcquisitionCo, Borrower and the Escrow Agent and their respective successors and assigns. The Escrow Agent may not assign this Agreement without AcquisitionCo’s consent. None of Parent, Borrower, SPI (208) Limited, or AcquisitionCo may assign their rights and obligations under this Agreement without the prior consent of the Required Holders; provided that each of AcquisitionCo and Borrower may assign all of its rights and obligations under this Agreement to Parent or any affiliate of Parent without the prior consent of any Holders or the Escrow Agent so long as such affiliate assumes all of such party’s obligations, and accepts all of such party’s rights, under this Agreement, in which case the assigning party shall be released from and shall have no further rights, obligations, responsibilities or liabilities under this Agreement; provided that no such assignment shall relieve Parent of its obligations under Section 6.03 and the obligations so assumed by the assignee shall continue to constitute Guaranteed Obligations for purposes hereof. Any attempted assignment of this Agreement or any of such rights in violation of this Section 7.04 will be void ab initio and of no effect. Any person or entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any person or entity resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any person or entity to which substantially all the stock transfer business of the Escrow Agent may be transferred, shall automatically be the Escrow Agent under this Agreement without further and without requiring consent from any other party hereto; provided such person or entity is a corporation organized under the laws of, or other entity tax resident in, the United States or any state thereof or a province or territory of Canada.

Section 8.05. Benefits of Agreement; Action by Required Holders. Except as set forth in Section 4.02(g), nothing in this Agreement, express or implied, will give to any Person (other than Parent, AcquisitionCo, SPI (208) Limited, the Escrow Agent, the Holders, the Holder Committee and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Parent, AcquisitionCo, SPI (208) Limited, the Escrow Agent, the Holders, the Holder Committee and their permitted successors and assigns. The Holders and the Holder Committee will have no rights hereunder except as are expressly set forth herein. Notwithstanding anything to the contrary in this Agreement, only the Required Holders or the Holder Committee (with Required Holder approval) will have the right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity or in bankruptcy or otherwise

30

upon or under or with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Subject to the preceding sentence, all representations and covenants of AcquisitionCo (including those made in favor of the Escrow Agent) set forth herein relating to the Holders are in favor of and for the benefit of the Holders.

Section 8.06. Governing Law. This Agreement and EVRs will be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 8.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its affiliates or against any party or any of its affiliates) must be brought solely in any state court or U.S. federal court located in the County of New York, New York, United States, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.01 or Section 8.02 shall be deemed effective service of process on such party.

Section 8.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 8.09. Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and

31

will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 8.11. Termination. Following the Dispute Expiration Time, upon the payment in full of the Loan, the Accrued Interest and any Loan Penalties (to the extent not previously paid) and the full disbursement of all proceeds held in the Liquidating Escrow Account, in each case, in accordance with this Agreement, this Agreement shall terminate and be of no further force and effect, and the parties will have no liability hereunder, except that the provisions of Section 3.05(f), Section 4.01, Section 4.02(g), Section 4.02(h), Section 4.02(p), Section 5.02(b), Section 5.02(c) and Article 8 hereof shall survive termination. The termination of this Agreement will not affect or limit the interests of a Holder in any right to receive the Distributable CRP Payments, or the Loan Proceeds or Payment Shortfall to the extent accrued distributable to the Holder prior to termination of this Agreement and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 8.12. Force Majeure. Notwithstanding anything to the contrary contained herein, the Escrow Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 8.13. Construction. (a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

32

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Any payment to be made on a day which is not a Business Day shall be paid on the following Business Day.

(e) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties and the Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and the Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(f) Any reference in this Agreement to a Person includes the successors and permitted assigns of that Person.

(g) Notwithstanding the amendment and restatement of the Arrangement Agreement on [●], all references in this Agreement to “the date of the Arrangement Agreement” or similar references shall refer to July 21, 2016.

[Remainder of page intentionally left blank]

33

Each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer of it as of the day and year first above written.

EXXONMOBIL CANADA HOLDINGS ULC

By:
Name:
Title:

EXXON MOBIL CORPORATION

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A.

By:
Name:
Title:

COMPUTERSHARE INC.

By:
Name:
Title:

SCHEDULE H - INTERIM ORDER
FORM 44 (Rule 43(3))
Supreme Court No.: 16-A0151
SUPREME COURT OF YUKON
SUPREME COURT OF YUKON
COUR SUPREME DU YUKON
JAN 13 2017
FILED/DEPOSE
INTEROIL CORPORATION
PETITIONER
BEFORE THE HONOURABLE )
JUSTICE VEALE )
Friday, the 13th day of
January, 2017
INTERIM ORDER
THE APPLICATION of the Petitioner, coming on for hearing on the 13th day of January, 2017 AND UPON HEARING Alan Mark, Tom Friedland and Gregory A. Fekete, lawyers for the Petitioner, InterOil Corporation, and David Tupper, Michael Dixon and Grant MacDonald, Q., lawyers for Exxon Mobil Corporation.
THIS COURT ORDERS THAT:
1. Pursuant to paragraph 195(4)(a) and (b) of the Business Corporations Act, of the Yukon Territory, R.S.Y. 2002, c.20 as amended (the “YBCA”), InterOil Corporation (“InterOil”) is permitted to convene and hold a special meeting (the “Meeting”) of Securityholders (as defined below), which may be properly adjourned or postponed, as provided for in the management information circular of InterOil dated January 10, 2017 (the “Circular”), for the purposes of:
(a) the Securityholders considering and, if thought fit, passing a special resolution (the “Arrangement Resolution”), with or without variation, approving an arrangement (the “Arrangement”) involving InterOil, its common shareholders (the “Shareholders”), its optionholders (the “Optionholders”), the holders of restricted share units of InterOil (“RSU Holders”) (the Shareholders, Optionholders and RSU Holders are collectively referred to herein as the “Securityholders”), and Exxon Mobil Corporation (“ExxonMobil”) and Exxon Mobil Canada Holdings ULC, an indirect wholly-owned subsidiary of ExxonMobil (“Acquisition Co.”), as described in the plan of arrangement (the “Plan of Arrangement”), as it may be amended in accordance with the Interim Order, which is attached as Schedule “A” to the amended and restated arrangement agreement executed December 15, 2016 (as may be further amended, supplemented and/or restated in accordance therewith) and dated effective July 21, 2016 among InterOil and ExxonMobil (the “Arrangement Agreement”), which Arrangement Agreement is attached as Exhibit “B” to the Affidavit of Chris Finlayson sworn January 10, 2017; and
(b) acting upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.
2. Unless the context requires otherwise, capitalized terms in this Interim Order which are not otherwise defined have the meanings given in the Circular.
3. The Meeting shall be called, held and conducted in accordance with the provisions of the YBCA and the By-laws of InterOil, as modified by the terms of this Interim Order.
4. The following information (the “Meeting Materials”): (a) Notice of the Meeting and Circular;
(b) Appendices to the Circular, including the Plan of Arrangement, the BMO Fairness Opinion, the Updated GLJ Certification and the report of the Transaction Committee to the Board setting out the Transaction Committee’s unanimous recommendation regarding the Arrangement, in its non-privileged and relevant respects;
(c) this Interim Order and the Notice of Application (substantially in the form attached hereto as Schedule “A”) to this Honourable Court for a final order approving the Arrangement;
(d) Form of Proxy;
(e) Letter of Transmittal; and
(f) a letter to Securityholders,
in or substantially in the form as referred to in the Affidavit of Chris Finlayson sworn January 10, 2017, with such amendments and inclusions thereto as counsel for InterOil may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of the Interim Order, shall be delivered as follows:
(i) to the registered Shareholders at their registered address as they appear on the books of the registrar and transfer agent for InterOil, and to the Optionholders and RSU Holders at their registered address as they appear on InterOil’s record books, all at the close of business on the 10th day of January, 2017, being the record date fixed by the board of directors of InterOil for the determination of Securityholders entitled to notice of the Meeting (the “Record Date”), by (A) pre-paid ordinary mail; (B) by courier; or (C) by facsimile or electronic transmission to any registered Shareholder who consents to such transmission in writing;
(ii) to the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators and other applicable securities regulations;
(iii) to the directors of InterOil, by (A) pre-paid ordinary mail; (B) by courier; or (C) by facsimile or electronic transmission;
(iv) to the auditors of InterOil, by (A) pre-paid ordinary mail; (B) by courier; or (C) by facsimile or electronic transmission; and
(iv) to the securities commissions or similar regulatory authorities in all of the provinces and territories in Canada where InterOil is a “reporting issuer” under applicable securities laws, by electronic filing via the SEDAR system, which mailing, delivery, transmission or filing, as the case may be, shall occur at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery, transmission or filing and including the date of the Meeting, and that mailing, delivery, transmission or filing, as the case may be, of the Notice of Application, as herein described, shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings and no other service, mailing, delivery, transmission or filing need be made and such service shall be effective on the fifth (5th) day after the said Notice of Application is mailed, delivered, transmitted or filed.
5. InterOil shall deliver and effect service of Notice of the Meeting and Notice of Application in the manner set out herein and the accidental omission to give Notice of the Meeting or Notice of Application to, or the non-receipt of such Notices by one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Meeting.
6. InterOil and ExxonMobil are authorized to make, in the manner contemplated by and subject to the Plan of Arrangement and the Arrangement Agreement, such amendments, revisions or supplements to the Plan of Arrangement as they may determine, without any additional notice to the Securityholders. The Plan of Arrangement, as so amended, revised or supplemented, shall be the Plan of Arrangement to be submitted at the Meeting to the Securityholders and shall be the subject of the Arrangement Resolution.
7. Notice of ·any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 4 hereof (and need not observe the twenty-one (21) day requirement set forth in paragraph 4), as determined to be the most appropriate method of communication by the board of directors of InterOil.
8. The only persons entitled to attend the Meeting shall be:
(a) the registered Securityholders or their respective proxyholders, if applicable, as of the Record Date;

(b) InterOil’s directors, officers, auditors and advisors (including, but not limited to, legal counsel for InterOil);
(c) representatives of ExxonMobil and any of its subsidiaries or affiliates and advisors (including, but not limited to, legal counsel for ExxonMobil); and
(d) other persons with the prior permission of the Chair of the Meeting.
9. The Securityholders are permitted to attend at and participate in the Meeting at the Central Park Room, JW Marriot Essex House New York, 160 Central Park South, New York, New York 10019, substantially as described in the Circular, on February 14, 2017 at 12:00 p.m. (Eastern time).
10. The Chair and Secretary of the Meeting shall be Chris Finlayson and Sheree Ford, respectively, or any other officer or director of InterOil who shall be appointed by the board of directors of InterOil for those purposes. Representatives of Computershare Investor Services Inc. shall be the scrutineers of the Meeting.
11. The Chair of the Meeting is at liberty to call on the assistance of legal counsel to InterOil at any time and from time to time, as the Chair of the Meeting may consider necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.
12. InterOil, if it deems advisable and subject to the terms of the Arrangement Agreement, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement and without the need for further approval of this Court, and notice of any such adjournment or postponement shall be given by such method as InterOil may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments or postponements. No such adjournment will affect the Record Date for the Meeting or the Securityholders entitled to vote at the Meeting.
13. The quorum required at the Meeting shall be the quorum required by the Bylaws of InterOil, being two (2) persons present and holding or representing by proxy at least twenty-five per cent (25%) of the shares entitled to vote at the Meeting.
14. The votes required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of at least:
(a) two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat;
(b) two-thirds of the votes cast on the Arrangement Resolution by Securityholders (voting as a single class) present in person or represented by proxy at the Meeting and entitled to vote thereat; and

(c) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote thereat, excluding the votes cast by Shareholders that are required to be excluded pursuant to MI 61-101.
15. All votes at the Meeting in respect of the Arrangement Resolution shall be by ballot.
16. For the purposes of voting at the Meeting, each Optionholder and RSU Holder is entitled to one vote for each whole Common Share issuable under the terms of the Options and RSUs held by such holder on the Record Date. If any Options are exercised and/or RSUs vest after the Record Date, the holder of such Options and/or RSUs on the Record Date shall be entitled to vote at the Meeting in respect of such Options or RSUs and no votes shall be cast in respect of the Common Shares issuable under the terms of such Options or RSUs.
17. InterOil shall be at liberty to give notice of this Application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.
18. In respect of InterOil’s application for a final order approving the Arrangement, InterOil shall file with the Court a copy of its Notice of Hearing, Notice of Application, any affidavit material and its Outline by 11:00am (Pacific Standard Time) on Thursday, February 16th, 2017.
19. Any Securityholder, director or auditor of InterOil, or any other party served with notice of the application for the final order approving the Arrangement (the “Final Order”), may appear and make representations at the application for the Final Order, provided that such person(s) (the “Responding Party(ies)”) shall file an Appearance and a Response, in the respective forms prescribed by the Rules of Court of the Supreme Court of Yukon, with this Court and deliver a copy of the filed Appearance and Response, together with a copy of all material on which such person intends to rely at the application for the Final Order, including an outline of such person’s proposed submissions and affidavits (collectively, “Responding Materials”), to the solicitors for InterOil at its address for delivery set out in the Petition and to the solicitors for ExxonMobil, being Blake, Cassels & Graydon LLP, at 855-2nd Street S.W., Suite 3500, Calgary, Alberta, T2P 4J8, Attn: Michael Dixon, on or before 11:00 a.m. (Pacific Standard Time) on Thursday, February 16th, 2017.
Upon receipt of any Responding Materials, InterOil may, in its sole discretion, adjourn the hearing of the application for the Final Order from Monday February 20th, 2017 to Monday March 20th, 2017, and InterOil and the Responding Party(ies) shall adhere to the following schedule, or any other schedule that InterOil and the Responding Party(ies) may agree to:
(a) InterOil to file with the Court and deliver to the Responding Party(ies) any reply affidavits, and ExxonMobil to file with the Court and deliver to the Responding Party(ies) any affidavits, by Friday, February 24th, 2017;

(b) InterOil, ExxonMobil and the Responding Party(ies) to conduct cross-examinations on any affidavits by Friday, March 3rd, 2017;
(c) InterOil to deliver a Supplementary Outline, if any, and ExxonMobil to deliver an Outline, by Thursday, March 9th, 2017; and
(d) The Responding Party(ies) to deliver a Responding Supplementary Outline, if any, by Wednesday, March 15th, 2017.
20. Each registered Shareholder will be granted rights of dissent (the “Dissent Rights”) in respect of the Arrangement Resolution, as contemplated by Section 193 of the YBCA, provided that such registered Shareholder otherwise complies strictly with the requirements of Section 193 of the YBCA, as amended by Article 4 of the Plan of Arrangement and this Interim Order. The Dissent Rights are further modified by the Interim Order as follows:
(a) a registered Shareholder who wishes to dissent must send a Notice of Objection objecting to the Arrangement Resolution to InterOil, Suite 300, 204 Black Street Whitehorse, Yukon Y1A 2M9, Canada, Attention: Paul Lackowicz, by not later than 4:00 p.m. (Eastern Time) on February 10, 2017, or two Business Days prior to any adjournment or postponement of the Meeting. The Notice of Objection must set out the number of Common Shares held by the Dissenting Shareholder (as defined below) and must be in respect of all of the Common Shares owned by the Dissenting Shareholder or all of the Common Shares owned by the beneficial owner of such Common Shares on whose behalf the registered Dissenting Shareholder is dissenting;
(b) any registered Shareholder as of the Record Date (a “Dissenting Shareholder”) who exercises Dissent Rights in respect of the Arrangement Resolution in strict compliance with the requirements of section 193 of the YBCA, as modified by this Interim Order and Article 4 of the Plan of Arrangement (the “Dissent Procedures”), will be entitled, in the event that the Arrangement becomes effective, to be paid the fair value of the Common Shares held by such Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights determined as of the Effective Time;
(c) all of the Common Shares held by each Dissenting Shareholder who has validly exercised his, her or its Dissent Rights shall, at the “Effective Time” (as defined in the Plan of Arrangement), and notwithstanding any provision of Section 193 of the YBCA, be and be deemed to have been irrevocably transferred to Acquisition Co. free and clear of all Liens, as defined in the Plan of Arrangement, and each such Dissenting Shareholder shall cease to have any rights as a Shareholder in respect of such Common Shares other than the right to be paid the fair value of such Common Shares in accordance with the Dissent Procedures;
(d) if a registered Shareholder who exercises Dissent Rights is ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which such registered Shareholder has exercised Dissent Rights, the registered

Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the Arrangement on the same basis as a registered Shareholder that has not exercised Dissent Rights;
(e) in no case will InterOil, ExxonMobil, Acquisition Co. or their respective successors or assigns or any other person be required to recognize the Dissenting Shareholder as a holder of Common Shares at and after the effective time of the Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Dissenting Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of InterOil will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the effective date of the Arrangement;
(f) registered Shareholders as of the Record Date shall be the only persons with Dissent Rights in respect of the Arrangement Resolution; and
(g) the delivery by a Shareholder of a Notice of Objection does not deprive such Shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution by such Shareholder will result in a loss of that Shareholder’s Dissent Rights.
21. If the application for the Final Order is adjourned or postponed, only those persons who have filed and delivered an Appearance and Response in accordance with the terms hereof need be served with notice of the adjourned or postponed date.
22. Unless the directors of InterOil by resolution determine to abandon the Arrangement, the Petitioner shall be at liberty to apply to the Court on the 20th day of February, 2017 at 2:00 p.m. (Pacific Standard Time), or as soon thereafter as counsel may be heard, for the final approval of the Arrangement and a determination as to the procedural and substantive fairness of the Arrangement, provided the Arrangement Resolution is approved by the Shareholders and Securityholders, as aforesaid, at the Meeting.
23. The Petitioner shall report to this Court and furnish evidence of its compliance with any Interim Order granted with respect to the relief sought herein at the date of the application for the Final Order.
24. The Petitioner shall be at liberty to make such further applications to this Honourable Court in relation to the Plan of Arrangement as are necessary for putting into effect the Plan of Arrangement, including, without limitation, an application to vary the Interim Order.

25. To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares, Options or RSUs, this Interim Order shall govern.
BY THE COURT
D/ Clerk of the Court
APPROVED AS TO THE ORDER MADE:
Lawyer for the Petitioner Gregory A. Fekete
InterOil Corporation
Lawyer for Exxon Mobil Corporation Michael Dixon

SCHEDULE “A”
Notice of Application for a Final Order Approving the Arrangement

Form 52 (Rule 47(1))
S.C. No. 16-A0082
SUPREME COURT OF YUKON
INTEROIL CORPORATION
PETITIONER
NOTICE OF APPLICATION
To: All Securityholders of InterOil Corporation
TAKE NOTICE that an application will be made by Gregory A. Fekete, Alan Mark and Tom Friedland, lawyers for the Petitioner, InterOil Corporation, to the presiding judge at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon on the 20th day of February, 2017, at 2:00 p.m. for an order that:
1. The terms and conditions of the issuance and exchange of securities to and with whom securities are to be issued and converted, as set out in the Plan of Arrangement (the “Plan of Arrangement”) under section 195 of the Business Corporations Act of the Yukon Territory, R.S.Y. 2002, c.20, as amended (the “YBCA”), attached as Schedule “D” to the management information circular of InterOil dated January 10, 2017 (the “Circular”) accompanying the Notice of Special Meeting of shareholders, optionholders and holders of restricted share units of InterOil (collectively, the “Securityholders”), are procedurally and substantively fair to such persons and to the Petitioner and such terms and conditions are hereby approved.
2. The Plan of Arrangement be, and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and Securityholders and on all other parties who have been served with notice of these proceedings, upon the acceptance of a certified copy of this Order by the Yukon Registrar of Corporations.
3. The Articles of Arrangement attached and forming part of the Order be approved as the form of Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to 195(10) of the YBCA.
AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a special meeting of the Securityholders for the purpose of voting to approve the Plan of Arrangement.
1

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to certain securities of Exxon Mobil Corporation (“ExxonMobil”) to be issued by ExxonMobil to Securityholders pursuant to the Arrangement.
At the hearing, any Securityholder, director, or auditor of InterOil, or any other interested party with leave of the Court, desiring to support or oppose the applications may appear for the purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.
A copy of the Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same.
AND TAKE FURTHER NOTICE that in support of this Application will be read the Affidavits of Chris Finlayson and Anna C. Starks-Jacob, all the pleadings and proceedings herein, and such further and other material as Counsel may advise and this Honourable Court may permit.
This Application is brought pursuant to section 195 of the YBCA.
The applicant estimates that the application will take 60 minutes.
If you wish to receive notice of the time and date of the hearing or to respond to the application, you must, within the proper time for response:
(a) deliver to the applicant
(i) 2 copies of a Response in Form 11, and
(ii) 2 copies of each affidavit of the affidavits and other documents, not already in the court file, on which you intend to rely at the hearing, and
(b) deliver to every other party of record
(i) one copy of a Response in Form 11, and
(ii) one copy of each affidavit and other document, not already in the court file, on which you intend to rely at the hearing.
2

TIME FOR RESPONSE
The Response must be delivered on or before 11:00 a.m. (Pacific Standard Time) on Thursday, February 16th, 2017.
Dated:
Gregory A. Fekete,
Solicitor for the Petitioner
3

DRAFT

FORM 44 (Rule 43(3))
Supreme Court No.: 16-A0151
SUPREME COURT OF YUKON
INTEROIL CORPORATION
PETITIONER
INTERIM ORDER
Austring Fendrick & Fairman
3081 Third Avenue
Whitehorse, Yukon
YIA 4Z7
Tel: 867.668.4405
Fax: 867.668.3710
Gregory A. Fekete
Goodmans LLP
Barristers & Solicitors
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7
Tel: 416.979.2211
Fax: 416.979.1234
Alan Mark
Tom Friedland
6639037

SCHEDULE I - NOTICE OF APPLICATION
Form 52 (Rule 47(1))
S.C. No. 16-A0082
SUPREME COURT OF YUKON
INTEROIL CORPORATION
PETITIONER
NOTICE OF APPLICATION
To: All Securityholders of InterOil Corporation
TAKE NOTICE that an application will be made by Gregory A. Fekete, Alan Mark and Tom Friedland, lawyers for the Petitioner, InterOil Corporation, to the presiding judge at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon on the 20th day of February, 2017, at 2:00 p.m. for an order that:
1. The terms and conditions of the issuance and exchange of securities to and with whom securities are to be issued and converted, as set out in the Plan of Arrangement (the “Plan of Arrangement”) under section 195 of the Business Corporations Act of the Yukon Territory, R.S.Y. 2002, c.20, as amended (the “YBCA”), attached as Schedule “D” to the management information circular of InterOil dated January 10, 2017 (the “Circular”) accompanying the Notice of Special Meeting of shareholders, optionholders and holders of restricted share units of InterOil (collectively, the “Securityholders”), are procedurally and substantively fair to such persons and to the Petitioner and such terms and conditions are hereby approved.
2. The Plan of Arrangement be, and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and Securityholders and on all other parties who have been served with notice of these proceedings, upon the acceptance of a certified copy of this Order by the Yukon Registrar of Corporations.
3. The Articles of Arrangement attached and forming part of the Order be approved as the form of Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to 195(10) of the YBCA.
AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a special meeting of the Securityholders for the purpose of voting to approve the Plan of Arrangement.
1

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to certain securities of Exxon Mobil Corporation (“ExxonMobil”) to be issued by ExxonMobil to Securityholders pursuant to the Arrangement.
At the hearing, any Securityholder, director, or auditor of InterOil, or any other interested party with leave of the Court, desiring to support or oppose the applications may appear for the purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.
A copy of the Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same.
AND TAKE FURTHER NOTICE that in support of this Application will be read the Affidavits of Chris Finlayson and Anna C. Starks-Jacob, all the pleadings and proceedings herein, and such further and other material as Counsel may advise and this Honourable Court may permit.
This Application is brought pursuant to section 195 of the YBCA.
The applicant estimates that the application will take 60 minutes.
If you wish to receive notice of the time and date of the hearing or to respond to the application, you must, within the proper time for response:
(a) deliver to the applicant
(i) 2 copies of a Response in Form 11, and
(ii) 2 copies of each affidavit of the affidavits and other documents, not already in the court file, on which you intend to rely at the hearing, and
(b) deliver to every other party of record
(i) one copy of a Response in Form 11, and
(ii) one copy of each affidavit and other document, not already in the court file, on which you intend to rely at the hearing.
2

TIME FOR RESPONSE
The Response must be delivered on or before 11:00 a.m. (Pacific Standard Time) on Thursday, February 16th, 2017.
Dated:
Gregory A. Fekete,
Solicitor for the Petitioner
3

SCHEDULE J

SECTION 193 OF THE YBCA

RIGHT TO DISSENT

Shareholder’s right to dissent

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another body corporate, otherwise than under section 186;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under paragraph 192(1)(c).

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(5.1) The execution or exercise of a proxy does not constitute a written objection for the purposes of subsection (5).

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation; or

(b) subject to subsection (6.1), by a shareholder if an objection under subsection (5) has been sent by the shareholder to the corporation,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(6.1) A shareholder who has sent an objection under subsection (5) ceases to be a dissenting shareholder and is not entitled to make an application under subsection (6) or to claim under this section if

(a) the shareholder votes, in person or by proxy, in favour of the resolution referred to in subsection (1) or (2); or

(b) the shareholder withdraws the objection by written notice to the corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective;

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise; or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the dissent; or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(21) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the Supreme Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Supreme Court thinks fit. S.Y. 2010, c.8, s.126; S.Y. 2002, c.20, s.193

SCHEDULE K

ELK-ANTELOPE FIELDS

Set out below is an extract of Annex 2 of the Total Sale Agreement. The following is and extract only and is subject to and qualified in its entirety to the full text of the Total Sale Agreement. The Elk-Antelope Fields are referred to in this Schedule K as the PRL 15 Fields.

PRL 15 Area

PRL15 Fields

PRL 15 Fields Descriptions

The PRL 15 Fields are part ,of the Late Oligocene to Miocene aged carbonate reservoir rocks comprised of deep water, platform and shallow reefal limestones sealed by Orubadi Formations marls and argillaceous clastics.

The areal extent of the Elk and Antelope fields based on current knowledge are portrayed on figure 1 below which represents hydrocarbon bearing and potentially hydrocarbon bearing Miocene carbonate penetrated by the Elk and Antelope wells drilled to the date of this Agreement.

Elk Field

The Elk Field is the petroleum bearing limestones intersected in the Elk-1 well and delineated by the Elk-2 well. The top of the reservoirs section and petroleum water contact is listed in Table 1 and the typical log response is shown on the Elk-1 and Elk-2logs in figure 2.

Any petroleum encountered in future wells in the Elk Field or its lateral components that is in Pressure Communication with petroleum in the Elk-1 or Elk-2 wells will also be considered part of the Elk Field. Any petroleum encountered outside the Elk Field but in Pressure Communication with wells that are part of the Elk Field will also be considered part of the Elk Field.

Antelope Field

The Antelope field is the petroleum bearing limestones intersected in the Antelope-1, Antelope-2 and Antelope-3 and Elk 4 wells. The top of the reservoirs section and petroleum water contact is listed in Table 1 and the typical log response is shown on the Antelope I, 2 and Elk 4 logs in figure 3.

Any petroleum encountered in future wells on the Antelope Field or its lateral components that is in Pressure Communication with petroleum in the Antelope-1, Antelope-2, Antelope-3 or Elk-4 wells will also be considered part of the Antelope Field. Any petroleum encountered outside the Antelope Field but in Pressure Communication with wells that are part of the Antelope Field will also be considered part of the Antelope Field.

Pressure Communication means with respect to any accumulation of petroleum, that:

(a)	such an accumulation has petroleum bearing sediments which are in direct and continuous petroleum contact with the Elk Field or Antelope Field as necessary;

(b)	such an accumulation belongs to the same petroleum pressure regime as the Elk Field or Antelope Field with which it is in such direct and continuous petroleum contact; and

(c)	the composition of the petroleum of such accumulation is consistent with the composition of the petroleum of the Elk Field or Antelope Field, as applicable, with which it is in such direct and continuous petroleum contact.

Formation Tops and Gas Water Contacts

Table 1: InterOil Interpretation
	Elk-1	Elk-2	Antelope-1	Antelope-2	Antelope-3	Elk-4
Top of carbonates (meters sub sea)	1561	2263	1551	1688	1527	2039
Gas Water Contact (meters sub sea)	2248	2248	2224	2224	2224	2224

Table 1: TOTAL Interpretation
	Elk-1	Elk-2	Antelope-1	Antelope-2	Antelope-3	Elk-4
Top of carbonates (meters sub sea)	1555	2268	1553	1688	1527	1555
Well TD (meters sub sea)	1749	3242	2506	2315	2459	1749
Gas Water Contact (meters sub sea)	2263	2263	2214	2214	2214	2263

Figure 1: PRL15 Fields Areal Extent

TOP RESERVOIR DEPTH STRUCTURE MAP

Figure 2: Elk Field Type Logs

Figure 3: Antelope Field Type Logs

SCHEDULE L

CERTIFICATION INSTRUCTIONS

Set out below is an extract of Part 1 of Schedule 5 of the Total Sale Agreement. The following is and extract only and is subject to and qualified in its entirety to the full text of the Total Sale Agreement.

Certification Instructions

Part 1 Interim Resource Instruction [#-date]

[# - [Certifier and address]

[#- Attention: #]

Dear Sirs

Certification study of Contingent Hydrocarbon Gas and Condensate Resources Elk and Antelope Fields within petroleum retention license 15, Papua New Guinea

TOTAL Holdings International B.V. (the Instructor), on behalf of TOTAL Holdings International B.V. and SPI (208) Limited (the Instructing Parties), hereby instructs and requests you to undertake a certification study of the contingent gas and condensate resources within the Elk and Antelope Fields located within the area of petroleum retention license 15, in Papua New Guinea, as set out in this letter of instruction.

1.	Standards and Definitions

Your certification should be conducted in accordance with:

(A)	the Petroleum Resources Management System sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council and Society of Petroleum Evaluation Engineers (PRMS); and

(B)	the Guidelines for Application of the Petroleum Resources Management System November 2011 sponsored by Society of Petroleum Engineers, American Association of Petroleum Geologists, World Petroleum Council, Society of Petroleum Evaluation Engineers and Society of Exploration Geophysicists (PRMS Guidelines).

Definitions that apply in the PRMS, as defined in Appendix A of the PRMS - Glossary of Terms Used in Resource Evaluations, of the PRMS, also apply in this letter of instruction.

In addition, the following definitions apply (in priority to the PRMS to the extent of any inconsistency) in this letter of instruction unless the context requires otherwise.

Antelope Field means the gas field known as the “Antelope field” within PRL15, described in Part 1 of the Schedule to this letter of instruction.

Elk Field means the gas field known as the “Elk field” within PRL15, described in Part 2 of the Schedule to this letter of instruction.

Hydrocarbon Gas means Natural Gas other than Condensate and non-hydrocarbon compounds.

MMbbl means million barrels at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

PRL15 means petroleum retention licence number 15 granted under the Oil and Gas Act, and any tenement or right derived from petroleum retention license number 15 or that covers, relates to or is connected with or in respect of all or any portion of the area within the external boundaries of petroleum retention license number 15 as at I January 2014.

PRL15 Fields means the Elk Field and the Antelope Field, and includes either of them.

Raw Gas means Natural Gas, including Condensates and non-hydrocarbon compounds.

scf means standard cubic foot at standard atmospheric conditions of an absolute pressure of 14.73 pound-force per square inch absolute and 60 degrees Fahrenheit.

tcf means trillion scf.

2.	Resources Certification and Methodology

You are instructed to certify and report in writing addressed to the Instructing Parties, as at the date of your certification report:

(A)	the Estimated Ultimate Recovery of Contingent Resources of Raw Gas and Hydrocarbon Gas from the PRL15 Fields, at IC, 2C and 3C estimate levels, in tcf rounded to two decimal places; and

(B)	the Estimated Ultimate Recovery of Contingent Resources of Condensate from the PRLI5 Fields, at IC, 2C and 3C estimate levels, in MMbbl rounded to zero decimal places.

In undertaking your study and certification and in preparing your certification report, you are instructed to employ a deterministic methodology. With such deterministic approach, which is the most commonly used one for contingent resources, estimates are assigned to each category (1C / 2C / 3C), using the most suitable dataset of parameters, taking into account the nature and amount of reliable geological, geophysical and engineering data, and also your own judgment and experience by applying the most suitable methodologies and workflows.

Condensate estimates should be based on stabilized Condensate that will meet Reid Vapor Pressure specifications for an atmospheric storage tank.

In preparing your certification report you are to act as an expert and not as an arbitrator, and subject to this letter of instruction you may adopt such procedures as you see fit.

3.	Assumptions

In undertaking your study and preparing your certification report, you may make such assumptions as your believe are appropriate. These should be described in your certification report.

4.	Relationship with Instructing Parties

The Instructing Parties have entered into binding agreement with each other (and others) in respect of certain transactions involving PRL 15. Under that agreement:

(A)	each of the Instructing Parties must assist you to provide your certification report by providing such data or information (including raw, analysed and processed data and interpretive data and assessments) as you may reasonably require, and in any event may each provide to you such data or information (including raw, analysed and processed data and interpretive data and assessments) as they believe will assist you, whether or not requested or required by you; and

(B)	none of the Instructing Parties are restricted in their communications with you (other than as set out in section 6 below), provided that:

(i)	they must each act reasonably in such communication and not seek unduly to influence you in the preparation of your certification report;

(ii)	any written communications, including electronic communications, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must be copied to the appropriate representatives of each other Instructing Party; and

(iii)	any verbal communications, including by electronic means or face to face, as to any substantive matter in respect of your certification report between any of the Instructing Parties or their representatives and you (including by way of the provision of information as contemplated by paragraph 4(a) above) must involve appropriate representatives of all of the Instructing Parties, and adequate notice of any such proposed communications must be given such as to allow all persons as should appropriately participate in the communications a reasonable opportunity to so participate.

The Instructor will be responsible for your fees, and will be reimbursed by the Instructing Parties as they have agreed between themselves.

5.	Timing

You are asked to provide your certification report as soon as reasonably practicable, and in any event within 90 days, after you receive this letter of instruction.

It is of importance to the Instructing Parties that your certification report is received within this period. Nonetheless, it is recognized that circumstances outside your control may cause delays that prevent this being achieved. You are asked to keep the Instructor fully informed as to the progress of your study, and to inform the Instructor immediately of any circumstances that may lead to any delay (and also the likely period of delay) in the completion of your study and the delivery of your certification report outside the time period above.

6.	Issue of Final Draft Report and Instructing Parties Submissions

You are instructed:

(A)	to provide to each Instructing Party simultaneously a final draft of your certification report for comment before your certification report is given;

(B)	that after the provision to the Instructing Parties of your final draft certification report, none of them or any of the affiliates or representatives are to have any communications with you other than as set out below;

(C)	to allow the Instructing Parties a period of 14 days from the provision to them of your final draft certification report for them to make formal written submissions to you in respect of your final draft certification report, and a copy of any such submissions received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the submissions);

(D)	if any submissions are so received, to allow the Instructing Parties a further period of 7 days from the earliest of the date submissions have been received from all of the Instructing Parties and the date that is 14 days from the provision to them of your final draft certification report, to make formal written submissions in response to any written submissions made by any Instructing Party (but not new submissions), and a copy of any such response submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the response submissions);

(E)	if any response submissions are so received, to allow the Instructing Party that made the submissions to which the response submissions relate a further period of 7 days from the date that the response submissions were provided to such Instructing Party, to make formal written submissions in rebuttal to such response submissions, and a copy of any such rebuttal submissions so received are to be provided to all other Instructing Parties (to the extent not already so provided by the Instructing Party that made the rebuttal submissions);

(F)	to consider and take into account any such formal written submissions, response submissions and rebuttal submissions that you may receive within the relevant periods as above, and to amend your final draft certification report as you consider appropriate having regard to such submissions, response submissions and rebuttal submissions; and

(G)	then to provide your certification report as soon as reasonably practicable, and in any event within 7 days, after all the periods for the making submissions, response submissions and rebuttal submissions as above have lapsed.

7.	Receipt of Information from Instructing Parties

While, as above, the Instructing Parties will be providing you with data or information and will not (as between themselves) be restricted in their communications with you, the 90 days deadline for the delivery of your certification report is paramount. You must obviously use your discretion as to what data or information you need to complete your study and to deliver your certification report. However, you are instructed to cease accepting new data or information to the extent that the 90 days deadline for the provision of your certification report would be compromised if you were to accept, and properly analyze and take account of the data or information, in completing your study and preparing your certification report.

If the flow of data or information from the Instructing Parties is such (whether too little, too great or inconsistent) as to be likely to delay the provision of your certification report beyond the 90 days deadline, you are asked to inform the Instructor promptly.

We look forward to receiving your certification report.

Yours faithfully

SCHEDULE M

UPDATED GLJ REPORT

Page: 1 of 14

INTEROIL CORPORATION

CONTINGENT RESOURCE ASSESSMENT

ELK-ANTELOPE GAS FIELD, PRL 15

PAPUA NEW GUINEA

Effective November 30, 2016

Page: 2 of 14

ELK-ANTELOPE

December 11, 2016 11:38:04

December 11, 2016

Project 1171073

Mr. Phil Ryles

InterOil Corporation

163 Penang Road

#06-02 Winsland House II

Singapore 238463

Dear Sir:

Re:	Elk/Antelope Gas Field
Independent Resource Assessment
Effective November 30, 2016

GLJ Petroleum Consultants Ltd. (GLJ) has completed an independent resource assessment for the Elk/Antelope Gas Field located in Petroleum Retention Licence (PRL) 15 in Papua New Guinea for InterOil Corporation (the “Company”). The effective date of this evaluation is November 30, 2016.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This resource assessment has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The resource definitions used in preparing this report are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

It is trusted that this assessment meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Keith M. Braaten

Keith M. Braaten, P. Eng.
President & CEO

KMB/jem

Attachments

4100, 400 – 3rd Ave SW Calgary, AB, Canada T2P 4H2  |  tel 403-266-9500  |  gljpc.com

Page: 4 of 14

INTEROIL CORPORATION

RESOURCES ASSESSMENT

ELK-ANTELOPE

Effective November 30, 2016

Prepared by

Keith M. Braaten, P. Eng.

G.Gabriella Carrelli, P. Geol., M.Sc.

Nelda Radford, P. Geoph.

Warren R. Bindon, M.Sc., P. Geo.

Page: 5 of 14

Map 1

Papuan Basin

Depth Structure Map (metres)

Top Puri Limestone

Best Estimate

Company: InterOil Corporation
Property: Antelope

Effective Date: December 31, 2016
Scale: 1:110,000
s1171073

Free Water Level
@ -2232 metres
Elk-1
Elk-4
Ant-1
-1550
Ant-3
-1528
Ant-6
-2078
Ant-5
-1543
Ant-2
-1685
Ant-4ST1
-1875
-2000
-2232
-2500
CI 100 m
9216000
9214000
9212000
9210000
9208000
9206000
9204000
9202000
292000
294000
296000
298000
300000
302000

Page: 6 of 14

Map 2

Papuan Basin

Depth Structure Map (metres)

Top Puri Limestone

Low Estimate

Company: InterOil Corporation
Property: Antelope

Effective Date: December 31, 2016
Scale: 1:110,000
s1171073

Free Water Level
@ -2227 metres
Elk-1
Elk-4
-2000
-2227
-2500
Ant-1
-1550
Ant-3
-1528
Ant-6
-2078
Ant-5
-1543
Ant-2
-1685
Ant-4ST1
-1875
CI 100 m
9216000
9214000
9212000
9210000
9208000
9206000
9204000
9202000
292000
294000
296000
298000
300000
302000

Page: 7 of 14

Map 3

Papuan Basin

Depth Structure Map (metres)

Top Puri Limestone

High Estimate

Company: InterOil Corporation
Property: Antelope
Effective Date: December 31, 2016
Scale: 1:110,000 s1171073

Free Water Level
@ -2237 metres
Elk-1
Elk-4
Ant-1
-1550
Ant-3
-1528
Ant-6
-2078
Ant-5
-1543
Ant-2
-1685
Ant-4ST1
-1875
-2000
-2237
-2500
CI 100 m
9216000
9214000
9212000
9210000
9208000
9206000
9204000
9202000
292000
294000
296000
298000
300000
302000

Page: 8 of 14

ELK-ANTELOPE FIELD

Unrisked Contingent Gas Resources

Low Estimate Resources
Conventional Natural Gas = 6.2 Tcf
Best Estimate Resources
Conventional Natural Gas = 7.0 Tcf
High Estimate Resources
Conventional Natural Gas = 8.1 Tcf
Cumulative Probability
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2
3
4
5
6
7
8
9
10
11
12
Marketable Gas (Tcf)

Page: 9 of 14

ELK-ANTELOPE FIELD

Unrisked Contingent Condensate Resources

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Cumulative Probability
Low Estimate Resources
Condensate = 89 MMbbl
Best Estimate Resources
Condensate = 102 MMbbl
High Estimate Resources
Condensate = 117 MMbbl
60
70
80
90
100
110
120
130
140
150
160
Condensate (MMbbl)

Page: 10 of 14

TABLE 1

ANTELOPE/ELK/MULE DEER

RESOURCE SUMMARY

		Contingent Resources			Unrisked Prospective Resources
		Antelope Block	Elk Block	Total	Mule Deer Block

P90 Resources
Gas Initially-In-Place	Bcf	8,469.3	89.9	8,611.2	132.6
Initial Recoverable Raw Gas	Bcf	6,690.9	67.7	6,800.2	99.7
Initial Recoverable Sales Gas	Bcf	6,055.3	62.2	6,155.4	91.8
Condensate	MMbbls	88.4	0.4	89.0	0.6
					15.9

P50 Resources
Gas Initially-In-Place	Bcf	9,395.6	132.3	9,536.9	186.5
Initial Recoverable Raw Gas	Bcf	7,664.5	100.3	7,770.6	141.9
Initial Recoverable Sales Gas	Bcf	6,936.3	92.3	7,034.3	130.5
Condensate	MMbbls	101.2	0.6	101.9	0.8
					22.6

P10 Resources
Gas Initially-In-Place	Bcf	10,611.9	207.5	10,754.7	280.8
Initial Recoverable Raw Gas	Bcf	8,812.5	157.7	8,925.2	213.8
Initial Recoverable Sales Gas	Bcf	7,975.3	145.1	8,078.3	196.7
Condensate	MMbbls	116.4	1.0	117.1	1.3
					34.1

Company Interest
P90 Resources
Gas Initially-In-Place	Bcf	2398.2	25.5	2438.4	37.5
Initial Recoverable Raw Gas	Bcf	1894.6	19.2	1925.6	28.2
Initial Recoverable Sales Gas	Bcf	1714.6	17.6	1743.0	26.0
Condensate	MMbbls	25.0	0.1	25.2	0.2
					4.5

P50 Resources
Gas Initially-In-Place	Bcf	2660.5	37.5	2700.5	52.8
Initial Recoverable Raw Gas	Bcf	2170.3	28.4	2200.4	40.2
Initial Recoverable Sales Gas	Bcf	1964.1	26.1	1991.9	37.0
Condensate	MMbbls	28.7	0.2	28.9	0.2
					6.4

P10 Resources
Gas Initially-In-Place	Bcf	3004.9	58.8	3045.4	79.5
Initial Recoverable Raw Gas	Bcf	2495.4	44.7	2527.3	60.5
Initial Recoverable Sales Gas	Bcf	2258.3	41.1	2287.5	55.7
Condensate	MMbbls	33.0	0.3	33.2	0.4
					9.7

Page: 11 of 14

TABLE 2

ELK/ANTELOPE GAS FIELD

SUMMARY OF PETROPHYSICAL PARAMETERS

	Gross Thickness metres	Net Gas Pay metres	Net/Gross Ratio	Porosity	Water Saturation

Non-Reef Limestone
Antelope-1			Not Present
Antelope-2	54.1	48.6	89.8%	13.0%	18.7%
Antelope-3	151.9	112.7	74.2%	9.3%	31.2%
Antelope-4ST	94.9	0.0	0.0%	0.0%	0.0%
Antelope-5	139.9	136.6	97.6%	17.0%	18.2%
Antelope-6	26.2	23.0	87.8%	7.7%	38.8%

Upper Reef Limestone
Antelope-1			Not Present
Antelope-2	66.6	66.1	99.2%	15.1%	17.2%
Antelope-3	22.0	11.3	51.4%	13.1%	46.3%
Antelope-4ST			Not Present
Antelope-5	64.1	62.5	97.5%	15.9%	27.9%
Antelope-6	14.0	11.4	81.5%	8.9%	40.3%

Reef Dolomite
Antelope-1	231.0	221.2	95.8%	11.9%	20.4%
Antelope-2	255.4	254.5	99.6%	13.5%	19.9%
Antelope-3	172.8	134.6	77.9%	13.9%	38.6%
Antelope-4ST	164.6	164.4	99.9%	13.0%	13.3%
Antelope-5	198.1	197.6	99.7%	15.5%	21.6%
Antelope-6	91.3	63.4	69.5%	10.5%	36.9%

Lower Reef Limestone
Antelope-1	451.2	352.7	78.2%	7.0%	21.9%
Antelope-2	171.2	51.8	30.3%	10.0%	42.8%
Antelope-3	357.8	67.7	18.9%	7.9%	50.0%
Antelope-4ST	179.5	132.3	73.7%	5.4%	17.1%
Antelope-5	286.9	237.5	82.8%	7.9%	28.0%
Antelope-6	6.0	0.0	0.0%	0.0%	0.0%

Micritic Limestone
Elk-1ST	137.0	14.9	10.9%	6.1%	36.0%
Elk-4	165.5	18.6	11.2%	6.7%	42.0%

Page: 12 of 14

TABLE 3

ELK/ANTELOPE GAS FIELD

GROSS ROCK VOLUME ABOVE GAS/WATER CONTACTS

		Antelope Structure		Elk Structure Gross Rock Volume
		Gross Rock Volume	Rock Type Split

P90 Resources
Puri
Non-Reef Limestone	Acre-Feet	2,253,047	18.0%
Upper Reef Limestone	Acre-Feet	669,979	5.3%
Reef Dolomite	Acre-Feet	5,782,803	46.1%
Lower Reef Limestone	Acre-Feet	3,828,788	30.5%
Micritic Limestone[1]	Acre-Feet			3,075,968
Mendi	Acre-Feet	—		144,855

Total	Acre-Feet	12,534,617		3,220,823

P50 Resources
Puri
Non-Reef Limestone	Acre-Feet	2,492,345	18.5%
Upper Reef Limestone	Acre-Feet	752,751	5.6%
Reef Dolomite	Acre-Feet	6,285,042	46.7%
Lower Reef Limestone	Acre-Feet	3,933,669	29.2%
Micritic Limestone[1]	Acre-Feet			3,302,852
Mendi	Acre-Feet	—		157,985

Total	Acre-Feet	13,463,807		3,460,837

P10 Resources
Puri
Non-Reef Limestone	Acre-Feet	2,869,904	19.3%
Upper Reef Limestone	Acre-Feet	854,133	5.8%
Reef Dolomite	Acre-Feet	7,085,774	47.7%
Lower Reef Limestone	Acre-Feet	4,033,117	27.2%
Micritic Limestone[1]	Acre-Feet			3,432,540
Mendi	Acre-Feet	—		171,333

Total	Acre-Feet	14,842,928		3,603,873

Note:

1)	There is a small portion of Micritic Limestone within the Antelope structure that was penetrated by the well Elk-4.

Page: 13 of 14

TABLE 4

ELK/ANTELOPE GAS FIELD

VOLUMETRIC ANALYSIS

SUMMARY OF INPUT DISTRIBUTIONS

Input Parameter	Units	Type of Distribution	Most Likely or Mean	Standard Deviation	Minimum	Maximum

Free Water Level	Metres	Triangular	-2232		-2227	-2237

Fracture System
Transition Zone	Metres	Constant	0
Porosity		Triangular	0.10%		0.07%	0.15%
Gas Saturation		Triangular	97.5%		95.0%	99.0%

Upper Non-Reef Limestone
Gas/Water Transition Zone	Metres	Triangular	9.0		6.0	12.0
Net/Gross Ratio		Truncated Normal	64.0%	4.0%	56.0%	72.0%
Porosity		Triangular	12.8%		12.3%	13.3%
Gas Saturation		Truncated Normal	82.0%	6.5%	72.0%	92.0%

Upper Reef Limestone
Gas/Water Transition Zone	Metres	Triangular	9.0		6.0	12.0
Net/Gross Ratio		Truncated Normal	91.0%	2.0%	87.0%	95.0%
Porosity		Truncated Normal	14.8%	0.5%	13.8%	15.8%
Gas Saturation		Truncated Normal	82.0%	6.5%	72.0%	92.0%

Dolomite
Gas/Water Transition Zone	Metres	Triangular	9.0		6.0	12.0
Net/Gross Ratio		Truncated Normal	95.0%	2.0%	92.0%	98.0%
Porosity		Truncated Normal	13.3%	0.2%	12.8%	13.9%
Gas Saturation		Truncated Normal	83.0%	6.5%	74.0%	92.0%

Lower Reef Limestone
Gas/Water Transition Zone	Metres	Triangular	28.0		23.0	33.0
Net/Gross Ratio		Truncated Normal	63.0%	4.0%	54.0%	72.0%
Porosity		Truncated Normal	7.4%	0.2%	6.9%	7.9%
Gas Saturation		Truncated Normal	76.5%	3.0%	70.0%	83.0%

Micritic Limestone
Gas/Water Transition Zone	Metres	Triangular	46.3		25.0	60.0
Net/Gross Ratio		Truncated Normal	11.0%	5.0%	5.0%	25.0%
Porosity		Triangular	6.4%		5.5%	6.4%
Gas Saturation		Triangular	61.0%		52.0%	70.0%

Page: 14 of 14

TABLE 5

ELK/ANTELOPE

UNRISKED CONTINGENT RESOURCES COMPARISON

		Assessment Effective November 30, 2016			Assessment Effective December 31, 2015
		Antelope Block	Elk Block	Total	Antelope Block	Elk Block	Total

Low Estimate (P90) Resources
Gas Initially-In-Place	Bcf	8,469	90	8,611	10,583	90	10,728
Initial Recoverable Raw Gas	Bcf	6,691	68	6,800	7,514	63	7,613
Initial Recoverable Sales Gas	Bcf	6,055	62	6,155	6,800	58	6,892
Condensate	MMbbls	88	0	89	111	0	111

Best Estimate (P50) Resources
Gas Initially-In-Place	Bcf	9,396	132	9,537	12,308	132	12,446
Initial Recoverable Raw Gas	Bcf	7,664	100	7,771	10,006	102	10,112
Initial Recoverable Sales Gas	Bcf	6,936	92	7,034	9,056	94	9,154
Condensate	MMbbls	101	1	102	137	1	138

High Estimate (P10) Resources
Gas Initially-In-Place	Bcf	10,612	208	10,755	13,567	209	13,715
Initial Recoverable Raw Gas	Bcf	8,812	158	8,925	12,178	167	12,298
Initial Recoverable Sales Gas	Bcf	7,975	145	8,078	11,021	153	11,131
Condensate	MMbbls	116	1	117	159	1	159

SCHEDULE N

REPORT OF THE TRANSACTION COMMITTEE TO THE BOARD REGARDING THE ARRANGEMENT

This Schedule N contains a copy of the written report provided to the Board by the Transaction Committee on December 15, 2016, in connection with the Transaction Committee’s unanimous recommendation regarding the Arrangement (the “Transaction Committee Report”). The Transaction Committee Report was prepared by the Transaction Committee and its legal counsel for use by the Board in considering the Arrangement. BMO and GLJ did not participate in the preparation of the Transaction Committee Report. The BMO Fairness Opinion and the Updated GLJ Certification are attached to this Information Circular as Schedule E and Schedule M, respectively. The Transaction Committee Report has been included in the Information Circular in order to provide Securityholders with additional information regarding the background to the Arrangement. Securityholders are also encouraged to read the information in the Information Circular under the headings “The Arrangement - Background to the Arrangement”, “The Arrangement - Recommendation of the Transaction Committee” and “The Arrangement - Reasons for the Recommendation”, which disclosure, as it relates to the deliberations of the Transaction Committee, is based on the Transaction Committee Report as well as further input received from the Transaction Committee during the course of the preparation of the Information Circular. Securityholders are encouraged to read all of the sections of the Information Circular outlined above (as well as the remainder of the information in the Information Circular) in detail.

MEMORANDUM

CONFIDENTIAL

To:	The Board of Directors of InterOil Corporation

From:	The Transaction Committee of the Board of Directors of InterOil Corporation
Dr. (William) Ellis Armstrong (Chairman)
Christopher Finlayson
Ford Nicholson
Chee Keong Yap

Date:	December 15, 2016

Re:	Arrangement with Exxon Mobil Corporation
Report of the Transaction Committee

BACKGROUND

The Board of Directors (the “Board”) of InterOil Corporation (“InterOil” or the “Company”) previously constituted the Transaction Committee, comprised of Dr. (William) Ellis Armstrong, Christopher Finlayson, Ford Nicholson and Chee Keong Yap, to assist the board of directors of the Board in its oversight of the Company’s evaluation and consideration of certain strategic alternatives, including the sale of minority interests in certain of the Company’s assets and the evaluation of proposals to acquire all of the outstanding shares of the Company.

On July 21, 2016, the Board, in consultation with the Transaction Committee, authorized the Company to terminate the arrangement agreement between the Company and Oil Search Limited (“Oil Search”), and enter into an arrangement agreement (the “Original Arrangement Agreement”) with Exxon Mobil Corporation (“ExxonMobil”) pursuant to which ExxonMobil agreed to acquire all of the issued and outstanding shares of the Company by way of a statutory plan of arrangement (the “Arrangement”).

Pursuant to the Arrangement, ExxonMobil agreed to acquire each Common Share (including each Common Share issued to holders of RSUs) in exchange for shares of ExxonMobil common stock (“ExxonMobil Shares”) worth $45.00 and a contingent resource payment (“CRP”) to be paid into escrow and released upon satisfaction of certain conditions following closing of the proposed transaction. The CRP is subject to a post-closing adjustment that is linked to the volume of the PRL 15 2C Resources1.

[1]	“PRL 15 2C Resources” means the aggregate of 2C Hydrocarbon Gas and 2C Condensate within the PRL 15 Fields as determined under Schedule 4 of the Total Sale Agreement. In summary, the PRL 15 2C Resources is the average 2C certification of the two independent certifiers who are appointed as Experts under the Total Sale Agreement to undertake the Interim Resource Certification with respect to the resources in PRL 15 Fields.

On September 21, 2016, the holders (“Shareholders”) of common shares (“Common Shares”), holders (“Option Holders”) of options (“Options”) and holders (“RSU Holders” and, together with the Shareholders and Option Holders, the “Securityholders”) of restricted share units (“RSUs”) of the Company voted in favour of the Arrangement at a special meeting of Securityholders.

On September 27, 2016, the Supreme Court of Yukon (the “Supreme Court”) heard both Mr. Phil Mulacek and InterOil’s submissions with respect to the Arrangement. After the close of business on October 7, 2016, the Supreme Court rendered its decision and approved the pending Arrangement. Mr. Mulacek appealed the decision to the Court of Appeal of Yukon (the “Court of Appeal”).

On November 4, 2016, the Court of Appeal allowed the appeal by Mr. Mulacek and overturned the Supreme Court’s approval of the Arrangement (the “Appeal Court Decision”, together with the Supreme Court decision, the “Yukon Court Decisions”).

The Court of Appeal found that InterOil did not satisfy its onus to prove to the Court that the proposed Arrangement was fair and reasonable. In reviewing the pending Arrangement, the Court of Appeal found they had to be “satisfied [that] the shareholders were in a position to make an informed choice, both as to the value they would be giving up, and the value they would be receiving.” The Court of Appeal also found that the Supreme Court should have considered and weighed the following concerns against the “truism of the shareholder vote”:

•	the concern that the fairness opinion from Morgan Stanley may not be independent;

•	the fact that Morgan Stanley’s written fairness opinion did not expressly assess the value of the CRP (or the impact of the cap on the CRP) as compared with the value of the Elk-Antelope field;

•	the inadequacy opinion from Paradigm Capital and the deficiencies pointed out by Peter Dey;

•	the concern that Dr. Hession, the Chief Executive Officer of InterOil, was in a position of conflict; and

•	the potential concerns the Transaction Committee was not independent of management.

While the Board is not acknowledging that the concerns in the Yukon Court Decisions are correct, in light of the Yukon Court Decisions, the Board established an amended and restated mandate for the Transaction Committee (the “Amended & Restated Mandate”) which, among other things, provided the Transaction Committee shall have the authority to:

•	review and consider the Yukon Court Decisions and to take such action as the Transaction Committee deems necessary, appropriate or advisable in response thereto and to make recommendations to the Board as to any such action and to supervise the Company’s execution of any such action;

•	to make recommendations to the Board as to any other action with respect to the Arrangement, including any potential modifications to the Arrangement;

•	conduct an assessment of any aspect of the Arrangement that the Transaction Committee deems necessary, appropriate or advisable;

•	review and make recommendations to the Board concerning the terms of any arrangements with management of the Company to ensure that any actual or perceived conflicts of interest are addressed in a manner that complies with best corporate governance practices;

•	direct management of the Company to cooperate with the Transaction Committee and its advisors in such manner as the Transaction Committee may reasonably consider necessary, appropriate or advisable, including, without limitation, by providing such information concerning the business and affairs of the Company as the Transaction Committee considers relevant to the discharge of its responsibilities, and responding to such inquiries relating thereto or arising therefrom as the Transaction Committee considers necessary, appropriate or advisable; and

•	engage independent counsel, independent financial advisors and other advisors that it determines to be necessary to permit it to carry out its duties.

OVERVIEW OF COMMITTEE PROCESS

Following the Appeal Court Decision, the Transaction Committee met formally a total of 13 times2 and had additional informal discussions among themselves, with the Transaction Committee’s independent advisors and with InterOil’s management to consider the Yukon Court Decisions, whether or not to proceed with the Arrangement or to consider other strategic alternatives, including the option of remaining as a standalone company, and other related matters. Dr. Armstrong also had meetings with a management representative of ExxonMobil to discuss and negotiate certain terms that would need to be addressed in an amended and restated arrangement agreement should the Transaction Committee determine that it is in the best interests of the Company to proceed with the Arrangement.

On November 6, 2016, the Transaction Committee reconvened for its first meeting following the Yukon Court Decisions where the Transaction Committee discussed the Yukon Court Decisions, InterOil’s obligations under the Original Arrangement Agreement and the engagement of an independent financial advisor. The Transaction Committee also determined that it would be appropriate for the Transaction Committee to retain independent legal counsel.

[2]	November 6, November 12, November 14, November 18, November 22, November 26, November 29, December 1, December 6, December 9, December 12, December 13 and December 15.

Fasken Martineau DuMoulin LLP (“Fasken”) was retained as independent legal counsel by the Transaction Committee at its November 12, 2016 meeting. At the meeting, Fasken provided an overview of the duties and obligations of the Transaction Committee in connection with its review and consideration of the Arrangement. The Transaction Committee also discussed its existing mandate and agreed that an amended, broader mandate should be presented to the Board for approval in light of the Yukon Court Decisions.

At its November 14, 2016 meeting, the Transaction Committee members discussed the draft Amended & Restated Mandate previously circulated and agreed to present the Amended & Restated Mandate to the Board for approval. The Amended & Restated Mandate was formally approved by the Board on November 14, 2016.

The Transaction Committee, having determined to seek expressions of interest from independent financial advisors to provide a fairness opinion, ultimately sought expressions of interest from three major Canadian banks to undertake an independent review of the consideration offered under the Arrangement to opinion on the fairness of such consideration, from a financial point of view, to Shareholders. On November 16, 2016 Dr. Armstrong and Mr. Nicholson, along with Fasken, met with representatives of two prospective independent financial advisors, including BMO Nesbitt Burns Inc. (“BMO”), to receive presentations regarding their advisory proposals, approach to fairness and proposed work plans.

At a Transaction Committee meeting on November 18, 2016, following an overview of the interviews with the prospective advisors and upon the recommendation of Dr. Armstrong and Mr. Nicholson, the Transaction Committee appointed BMO as its independent financial advisor to prepare and deliver to the Transaction Committee a written opinion as to the fairness, from a financial point of view, of the consideration offered to Shareholders pursuant to the Arrangement. The terms of BMO’s engagement provide that BMO is to receive a fixed fee of USD$4 million for delivery of their fairness opinion regardless of the conclusion reached therein and regardless of whether the Arrangement is ultimately completed.

On November 18, 2016, the Transaction Committee also agreed to direct management to engage GLJ Petroleum Consultants Ltd. (“GLJ”) to begin work on updating their year-end report setting forth certain information regarding contingent resources of InterOil’s interests in the PRL 15 Fields (the “November 2016 PRL 15 Certification”) in order to ensure that the Transaction Committee and BMO would have the most up-to-date resource information possible for their analysis.

During the course of BMO’s engagement, BMO provided regular updates to the Chairman of the Transaction Committee, and the Transaction Committee as a whole, with respect to their progress, initial views on their approach to fairness, preliminary observations and the various methodologies, assumptions, preliminary development cases and illustrative precedent transactions to be utilized in connection with the preparation of their opinion. The Transaction Committee also had detailed discussions with BMO regarding the alternative of InterOil remaining as a standalone company relative to the option of proceeding with of the Arrangement. BMO confirmed that the standalone alternative and the other strategic alternatives reviewed by InterOil would be important elements in its analysis and fairness conclusion.

The Transaction Committee also requested that BMO consider and review the process run by InterOil that ultimately led to the Arrangement. On November 22, 2016, BMO advised the Transaction Committee that their preliminary view was that the process run by InterOil had been a rigorous, broad and competitive process run over an extended period of time that resulted in the proposed transaction with Oil Search and ultimately the Superior Proposal from ExxonMobil that Oil Search and Total S.A. (“Total”) declined to match. BMO advised that they had no issues at this stage of their review with the process run in arriving at the Arrangement and agreed that they would update the Transaction Committee if their view changed as BMO’s analysis continued.

While the deliberations of the Transaction Committee progressed, management was requested to provide regular updates to the Transaction Committee regarding the status of ongoing discussions with ExxonMobil, drilling at Antelope-7, the status of GLJ’s November 2016 PRL 15 Certification, financing alternatives under consideration, operations and other matters of relevance to the Transaction Committee’s deliberations. The Transaction Committee posed questions to management on such matters and provided regular guidance and oversight to management in respect of the ongoing negotiations with ExxonMobil.

On December 4, 2016 Dr. Armstrong, in his capacity as Chairman of the Transaction Committee, met with Mr. Brad Corson of ExxonMobil. Dr. Armstrong and Mr. Corson discussed certain terms that would need to be addressed in an amended and restated agreement should the Transaction Committee determine that it is in the best interests of the Company to proceed with the Arrangement, including the approach to the extension of the Outside Date.

On December 6, 2016, the Transaction Committee met to receive updates from GLJ, on GLJ’s November 2016 PRL 15 Certification, and BMO, regarding their fairness work.

On December 8, 2016, Dr. Armstrong again met with Mr. Corson to discuss the terms of the draft amended and restated version of the Original Arrangement Agreement (the “Arrangement Agreement”) that had been delivered to the Corporation by ExxonMobil.

At the December 9, 2016 Transaction Committee meeting, the Transaction Committee discussed the draft Arrangement Agreement that had been provided by ExxonMobil as well as the Company’s response to the revised terms proposed by ExxonMobil.

At the December 12, 2016 and December 13, 2016 Transaction Committee meetings, the Transaction Committee discussed the status of negotiations with ExxonMobil and provided Dr. Armstrong with direction for his further negotiations with Mr. Corson regarding the terms of the Arrangement Agreement.

From December 9, 2016 to December 13, 2016 Dr. Armstrong had a number of phone calls and e-mails with Mr. Corson regarding the negotiation and settlement of the final terms of the Arrangement Agreement.

At a meeting of the Transaction Committee held on December 15, 2016, Dr. Armstrong summarized the terms that had been reached with Exxon and discussed the changes to the draft Arrangement Agreement previously reviewed by the Transaction Committee. BMO later joined the meeting and provided the Committee with a detailed review of their fairness analysis (including, without limitation, their views on: (i) the process run to date that ultimately led to the Arrangement (confirming that their views expressed at earlier meetings had not changed); (ii) alternatives, including remaining as a standalone company; and (iii) the Paradigm opinion). The Transaction Committee also received the oral opinion (to be subsequently confirmed in writing) (the “BMO Fairness Opinion”), as of December 14 (New York time), 2016, of BMO that the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The Transaction Committee then considered, discussed and finalized its recommendation to the Board.

RECOMMENDATION OF THE TRANSACTION COMMITTEE

The Transaction Committee, having undertaken a thorough review of, and having carefully considered the Yukon Court Decisions, information concerning InterOil, ExxonMobil, the terms of the Arrangement and other strategic alternatives, including the option of remaining as a standalone company, and after consulting with independent financial and legal advisors, including receiving the BMO Fairness Opinion, has unanimously determined: (i) that the Arrangement is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by Shareholders pursuant to the Arrangement is fair to Shareholders; (ii) to recommend that the Board approve the Arrangement Agreement, substantially in the form of the draft Arrangement Agreement presented to the Board; and (iii) to recommend that the Board recommend to Securityholders that they vote in favour of the special resolution to approve the Arrangement.

REASONS FOR THE RECOMMENDATION OF THE TRANSACTION COMMITTEE

The Transaction Committee is recommending the Arrangement based upon the totality of the information presented and considered by it. The following summary of the information and factors considered by the Transaction Committee is not intended to be exhaustive, but includes the material information and factors considered by the Transaction Committee in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Transaction Committee’s evaluation of the Arrangement, the Transaction Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The recommendations of the Transaction Committee are being made after consideration of all of the factors noted below and other factors and in light of the Transaction Committee’s knowledge of the business, financial condition and prospects of the Company and take into account the advice of the Transaction Committee’s financial and legal advisors and legal counsel to the Company. Individual members of the Transaction Committee may have assigned different weights to different factors.

In making its determinations and recommendations, the Transaction Committee considered and relied upon a number of substantive factors, including, among others:

•	Significant Premium to Shareholders. The Arrangement values the equity of InterOil at approximately $2.3 billion or $45.00 per Common Share, plus the potential value of the CRP. The Arrangement represents a premium to the closing price of the Common Shares on the NYSE on May 19, 2016 (Eastern time), the last trading day prior to the public announcement by InterOil and Oil Search of the Oil Search Arrangement of approximately:

•	42.2% without giving effect to the potential value of the CRP (or if the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe);

•	62.3% if the volume of the PRL 15 2C Resources is 7.1 tcfe;

•	94.0% if the volume of the PRL 15 2C Resources is 8.5 tcfe; and

•	149.4% if the volume of the PRL 15 2C Resources is 11 tcfe, although the Transaction Committee noted that the probability of reaching 11 tcfe is very low based on GLJ’s report (which indicated that in GLJ’s view, there was a less than 1% probability of equalling or exceeding 11 tcfe).

•	Shareholder Participation in Future Potential of the PRL 15 Fields. The Arrangement (through CRPs) provides Shareholders the ability to participate in potential upside of the resource volume of the PRL 15 Fields under the share purchase agreement dated March 26, 2014 between Total B.V. and SPI (208) ( the “Total Sale Agreement”). This upside will also include the results and information gained from the drilling of the Antelope-7 appraisal well which commenced drilling in November 2016.

•	Size of the Elk-Antelope Resources. Based on the advice of its financial advisors and on a review of previous certifications, including the November 2016 PRL 15 Certification of the resources in the PRL 15 Fields, the Transaction Committee carefully considered the information available to them and concluded that the cap of 11 tcfe on the CRP Payout should not have any material effect on the value of the consideration offered to Shareholders pursuant to the Arrangement.

•	Liquidity of the ExxonMobil Shares. The ExxonMobil Shares have historically been, and are expected to be at the Effective Time, highly liquid securities. The consideration to be paid to Shareholders pursuant to the Arrangement is comprised in part of ExxonMobil Shares, which should provide immediate liquidity to Shareholders should they wish to sell the ExxonMobil Shares they receive.

•

Certainty of Value. The portion of the consideration comprised of ExxonMobil Shares to be paid to Shareholders pursuant to the Arrangement is fixed at $45.00 per Common Share and will be satisfied by issuing, in exchange for each Common Share, a number of

ExxonMobil Shares equal to (i) $45.00, divided by (ii) the volume weighted average price of the ExxonMobil Shares on the NYSE for the 10 consecutive trading days ending on (and including) the second trading date immediately prior to the Effective Date. The fixed value (or floating exchange) nature of the consideration to be issued pursuant to the Arrangement provides certainty of value to the Shareholders.

•	NYSE Listing. The ExxonMobil Shares issued pursuant to the Arrangement will be listed on the NYSE, which should allow the vast majority of Shareholders to receive and hold the ExxonMobil Shares issued pursuant to the Arrangement (including those Shareholders who are subject to eligible investments rules or guidelines).

•	Independence of the Transaction Committee. The Transaction Committee is comprised entirely of directors who are independent of InterOil (within the meaning of applicable securities laws) and the process undertaken by the Transaction Committee (described above) included the retention of Fasken as independent legal advisor and BMO as independent financial advisor.

•	Meetings of the Transaction Committee. Throughout the process leading up to the announcement of the Arrangement Agreement, the Transaction Committee met formally with its independent advisors on numerous occasions, and the members of the Transaction Committee had additional informal conferences among themselves, and with InterOil’s management.

•	Fairness Opinion of BMO. In the opinion of BMO, as of December 14 (New York time), 2016, and based upon and subject to the assumptions, limitations, qualifications and other matters contained therein, the consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to such Shareholders. The terms of BMO’s engagement provide that BMO is to receive a fixed fee for delivery of their fairness opinion regardless of the conclusion reached therein and regardless of whether the Arrangement is ultimately completed.

•	Fairness Opinion of Morgan Stanley. While the Transaction Committee recognizes and is cognisant of the criticisms in the Yukon Court Decisions regarding the Morgan Stanley Fairness Opinion, the Transaction Committee considered the opinion of Morgan Stanley, which concluded that, as of June 21, 2016, and based upon and subject to the assumptions, limitations, qualifications and other matters contained in such opinion, the consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to such Shareholders. The Transaction Committee also recognized the detailed presentations made to the members of the Transaction Committee by Morgan Stanley prior to their delivery of the written fairness opinion.

•	Oil Search and Total Declined to Match. Based on the fact that Oil Search and Total chose not to exercise the right to match the consideration offered by the Arrangement, and no third party submitted an alternative potentially Superior Proposal, the Transaction Committee viewed this as one of many indicators of fair value for the Common Shares (being the highest value that multiple arm’s length informed parties were willing to pay).

•	Financial Advice. The Transaction Committee received independent financial advice from BMO. Such financial advice included, among other things, detailed presentations regarding the CRP, the cap on the CRP, the value of the Elk-Antelope resources and the potential value of the potential payments due to InterOil under the Total Sale Agreement.

•	Antelope-7 Drilling. Under the Arrangement Agreement, InterOil is able to provide Shareholders with material information regarding the Antelope-7 appraisal well, which commenced drilling on November 2, 2016. As a result, Shareholders will have the most up-to-date information available regarding the Antelope-7 appraisal well at the time of the Meeting.

•	Independence of the Board. At the time of the announcement of the Oil Search Agreement, the Board was composed of ten directors, eight of whom were independent directors. At the time of the announcement of the Original Arrangement Agreement, the Board was comprised of eight directors, six of whom were independent directors. A separate vote of directors excluding the Chief Executive Officer was taken in relation to approval of the Oil Search Agreement and the Original Arrangement Agreement.

•	Arm’s Length Negotiations. The Arrangement is the result of arm’s-length negotiations between InterOil and ExxonMobil which lasted for several months. The Board and the Transaction Committee took an active role in making all strategic decisions with respect to the Arrangement and provided oversight, guidance and specific instructions to management in respect of the negotiations in respect of the Arrangement. In addition, Dr. Armstrong, in his capacity of Chairman of the Transaction Committee, negotiated and settled the final terms of the Arrangement Agreement directly with management of ExxonMobil.

•	Payment of the Termination Fee Contemplated by the Oil Search Agreement. The negotiations with ExxonMobil regarding the ExxonMobil Proposal resulted in ExxonMobil agreeing to pay the $60,000,000 termination fee payable to Oil Search under the Oil Search Agreement.

•

Review of Strategic Alternatives. The Board considered and actively pursued, and the Transaction Committee considered, a range of potential strategic alternatives available to InterOil, including the potential shareholder value as assessed by InterOil and its financial advisors that could be expected to be generated by remaining an independent company, as well as the potential benefits, risks and uncertainties associated with such alternatives. As an independent standalone entity and depending on the size of further payments under the Total Sale Agreement, InterOil would have been required to raise additional funds through the capital markets in order to fund its ongoing commitments including its share of project development costs in respect of the PRL 15 Fields (currently estimated to be in excess of $3.8 billion) – such standalone investment would not be expended should the Arrangement complete. The Transaction Committee also considered BMO’s evaluation of the process run by InterOil that ultimately led to the Arrangement, who concluded that the process had been a rigorous, broad and competitive process run over an extended period of time that resulted in the proposed transaction with Oil Search and ultimately the Superior Proposal from ExxonMobil that Oil Search and Total declined to match.

•	Probe of Strategic Alternatives. The Board directed InterOil’s management and advisors to probe and evaluate alternatives for InterOil and its assets. As part of these activities, InterOil contacted a number of third parties to gauge their interest in a variety of different transactions involving InterOil and its assets and elicited multiple bids and rebids. Prior to entering into the Oil Search Agreement, the Board determined, in consultation with the Transaction Committee and its financial and legal advisors the proposals received with respect to the Asset Sale (after engaging with over 36 parties) were unattractive because they attributed less value to the corresponding assets than InterOil or its share price attributed to them at the time.

•	The Challenges Associated with Commercializing the PRL 15 Fields. Developing and bringing early stage resource assets into development involves a number of risks. The Arrangement offers Shareholders certainty of value and the ability to participate in potential upside of the resource volume of the PRL 15 Fields, while simultaneously de-risking Shareholders’ exposure to such risks.

•	Participation in ExxonMobil Asset Base. Shareholders who retain the ExxonMobil Shares they receive in connection with the Arrangement will have the opportunity to participate in ExxonMobil’s diverse asset base and operations. ExxonMobil’s asset base includes an operating interest in the world-class PNG LNG Project.

•	Participation by Shareholders in Future Growth. Shareholders who retain the ExxonMobil Shares they receive in connection with the Arrangement will have the opportunity to participate in any future increase in the value of ExxonMobil.

•	Participation in ExxonMobil’s Dividend. Shareholders who retain the ExxonMobil Shares they receive in connection with the Arrangement will have the opportunity to participate in any future ExxonMobil dividends.

•	Support for the Interim Resource Certification. The CRP Agreement imposes a number of obligations on ExxonMobil with respect to the Interim Resource Certification, including the obligation to:

•	use commercially reasonable efforts to retain and consult with the current InterOil development team who has extensive knowledge of the PRL 15 Fields and the Interim Resource Certification process;

•	procure in good faith the enforcement of the Total Sale Agreement, and restricting the amendment of the Total Sale Agreement in certain ways that would negatively impact the Interim Resource Certification;

•	ensure that the PRL 15 2C Resource is determined in a manner consistent with the Interim Resource Certification procedure set out in the Total Sale Agreement;

•	support the drilling of the Antelope-7 well and procuring that the Interim Resource Certification does not commence until the conclusion of drilling and testing of Antelope-7; and

•	cause AcquisitionCo to, subject to Applicable Confidentiality Obligations, provide (i) periodic reports (but in any case no less frequently than on a quarterly basis) on the progress of the Interim Resource Certification to the Escrow Agent and the Holder Committee (and the Escrow Agent will, subject to Applicable Confidentiality Obligations, promptly provide a copy of any such report to a CRP Holder upon request free of charge), and (ii) copies to the Escrow Agent of all notices given to or by AcquisitionCo in relation to the Interim Resource Certification.

The Transaction Committee also considered that ExxonMobil’s and the Shareholder’s interests are aligned with respect to the Interim Resource Certification in the sense that both ExxonMobil and the Shareholders benefit from a higher PRL 15 2C Resources pursuant to the Interim Resource Certification.

•	Terms of the Arrangement Agreement are Reasonable. The Arrangement Agreement is a result of arm’s-length negotiations between InterOil and ExxonMobil. The Transaction Committee believes that the terms and conditions of the Arrangement Agreement, including the fact that InterOil’s and ExxonMobil’s representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with external legal advisors, reasonable in light of all applicable circumstances.

•	Negotiations with ExxonMobil. Based on the fact that the negotiations between InterOil and ExxonMobil were extensive, lasted for several months, and resulted in a significant increase from ExxonMobil’s previous offers and from the consideration contemplated by the Oil Search Agreement, the Transaction Committee believes that the Arrangement represents ExxonMobil’s highest price and the highest price reasonably attainable for the Shareholders in the near future.

•

InterOil’s Financial Condition and Prospects. The Transaction Committee reviewed InterOil’s current and historical financial condition, cash flow needs, liquidity, results of operations, business, competitive position and prospects as well as InterOil’s future business plan, work program and budget obligations and potential long-term value taking into account its future prospects, the potential contractual payments due under the Total

Sale Agreement and risks if it were to remain an independent company. Assuming the joint venture can obtain project financing for 65% of these costs, InterOil would be required to contribute approximately $1.4 billion (plus associated financing costs) not attributed to project financing to fund its share of development costs. In addition, InterOil will also need additional capital to fund its share of non PRL 15 expenditures and corporate general and administrative expenditures over the coming years.

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on InterOil’s ability to solicit interest from third parties, the Arrangement Agreement allows the Board to engage in discussions or negotiations with respect to an unsolicited written bona fide Acquisition Proposal at any time prior to the approval of the Arrangement Resolution by Securityholders and after the Board determines, in good faith that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal.

•	Timing. The Transaction Committee believes that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, thereby allowing Shareholders to receive the Consideration in a relatively short time frame.

•	Likelihood of Closing. The fact that the Arrangement is subject to a limited number of conditions to closing, the absence of a financing condition, the absence of any anticipated regulatory delays or issues, and the fact that the Arrangement is not subject to the approval of ExxonMobil’s shareholders increase the likelihood that the Arrangement will be completed.

•	Reasonable Termination Fee. The view of the Transaction Committee, after consultation with InterOil’s financial advisors, is that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal.

•	Securityholder Approval is Required. Due to the fact that the Arrangement Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast on the Arrangement Resolution by Securityholders present in person or represented by proxy at the Meeting, and the fact that if a higher offer is made to Shareholders prior to the Meeting, Shareholders are free to support such higher offer and vote against the Arrangement Resolution.

•	Court Approval is Required. The Arrangement must be approved by the Court, which will consider, among other things, the fairness, procedurally and substantively, of the Arrangement to Shareholders.

•	Dissent Rights. The availability of Dissent Rights to the registered Shareholders with respect to the Arrangement.

The Transaction Committee also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Arrangement, including:

•	Risk of Floating Exchange Ratio. The exchange ratio is floating and Shareholders will not receive the benefit of any potential increase in the value of the ExxonMobil Shares between the announcement of the Arrangement and prior to the Effective Time.

•	The CRP Rights are Not Generally Transferable. The CRP Rights will not be transferable and will not be listed on any exchange.

•	Risk and Uncertainty Associated with CRP Payouts. The CRP Payouts are subject to a number of risks, including, without limitation:

•	the volume of the PRL 15 2C Resources. The amount, if any, of a CRP Payout is uncertain, and may ultimately be zero. If the volume of the PRL 15 2C Resources is less than or equal to 6.2 tcfe, then no payout from escrow will be made;

•	the CRP Payout (excluding any interest) is capped at a payment of $33.94 (assuming the aggregate CRP Payout is divided among holders of 51,082,771 EVRs) and, as a result, if the volume of the PRL 15 2C Resources is over 11 tcfe, Shareholders will not receive any additional consideration;

•	the fact that following completion of the Arrangement the Board and management of InterOil will no longer have direct control over the Interim Resource Certification process for PRL 15, although noting that the Holder Committee, comprised of two current InterOil directors, will be entitled to periodic reporting from ExxonMobil as the Interim Resource Certification progresses; and

•	the fact that the CRP Payout, if any, will not be known for some time.

•	Uncertainty Regarding Completion of Arrangement. While the Transaction Committee expects the Arrangement will be consummated, there can be no assurance that the conditions in the Arrangement Agreement to InterOil’s and ExxonMobil’s obligations to complete the Arrangement will be satisfied and, as a result, the Arrangement may not be consummated.

•	Adverse Effect of Unconsummated Transaction. The Transaction Committee considered the potential adverse effect on InterOil’s business, share price and ability to attract and retain key employees if the Arrangement were announced but not consummated.

•	Tax Treatment. The fact that the exchange of Common Shares for ExxonMobil Shares and CRPs pursuant to the Arrangement generally will be a taxable transaction for Canadian federal income tax purposes and U.S. federal income tax purposes, and may also be a taxable transaction under the laws of other jurisdictions.

•	Restrictions on InterOil’s Conduct of Business. The Arrangement Agreement contains restrictions on the conduct of InterOil’s business prior to the Effective Date, including generally requiring InterOil to conduct its business only in the ordinary course consistent with past practice and to not undertake various actions related to the conduct of its business without the prior written consent of ExxonMobil, in each case subject to specified limitations. These restrictions may delay or prevent InterOil from undertaking business opportunities that may arise pending completion of the Arrangement.

•	Limitation on Ability to Solicit Superior Proposals. The Arrangement Agreement restricts InterOil’s ability to solicit alternative acquisition proposals from a third party. ExxonMobil conditioned its willingness to enter into the Arrangement Agreement on including these provisions. The Transaction Committee considered these provisions and believed they were reasonable in light of similar restrictions contained in other transactions of this type and the benefits of the Arrangement to the Shareholders and would not preclude the Board from being able to consider unsolicited proposals.

•	Time, Effort and Costs. Substantial time, effort and costs are associated with entering into the Arrangement Agreement and completing the Arrangement. In addition, these activities involve substantial disruptions to the operation of InterOil’s business, including the risk of diverting management’s attention from other strategic priorities in order to implement Arrangement integration efforts, and the risk that the operations of InterOil would be disrupted by employee concerns or departures, or changes to or termination of InterOil’s relationships with its customers, suppliers and distributors following the public announcement of the Arrangement.

•	Change of Control Benefits. Certain of InterOil’s executive officers are entitled to change of control benefits in connection with the Arrangement. In addition, certain of InterOil’s executive officers are entitled to certain benefits in connection the termination of their employment following completion of the Arrangement. ExxonMobil has informed InterOil that it intends to terminate the executive officers of InterOil concurrently with the closing of the Arrangement. As a result, certain of InterOil’s executive officers could have interests that, aside from their interest as Shareholders and RSU Holders, are different from, or in addition to, those of Shareholders and RSU Holders generally. The Transaction Committee was aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement.